As filed with the Securities and Exchange Commission on May 6, 2021.

Registration No. 333-255190

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

TaskUs, Inc.

(Exact Name of Registrant as Specified in its Charter)

Delaware	7374	83-1586636
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

1650 Independence Drive, Suite 100

New Braunfels, Texas 78132

Telephone: (888) 400-8275

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Jeffrey Chugg

Vice President, Legal

TaskUs, Inc.

1650 Independence Drive, Suite 100

New Braunfels, Texas 78132

Telephone: (888) 400-8275

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Joshua Ford Bonnie Edgar J. Lewandowski Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 Telephone: (212) 455-2000	Byron B. Rooney Emily Roberts Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 Telephone: (212) 450-4000

Approximate date of commencement of the proposed sale of the securities to the public: As soon as practicable after the Registration Statement is declared effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price (1)(2)	Amount of Registration Fee (3)
Class A Common Stock, par value $0.01 per share	$100,000,000	$10,910

(1)	Estimated solely for the purpose of determining the amount of the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Includes shares of Class A common stock that the underwriters have the option to purchase to cover over-allotments, if any.
(3)	Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. Neither we nor the selling stockholders may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated May 6, 2021

Preliminary Prospectus

             Shares

TaskUs, Inc.

Class A Common Stock

This is the initial public offering of shares of Class A common stock of TaskUs, Inc. No public market currently exists for our Class A common stock. We are offering                 shares of Class A common stock in this offering, and the selling stockholders identified in this prospectus are offering                 shares of Class A common stock. We will not receive any proceeds from the sale of shares of Class A common stock by the selling stockholders. We anticipate that the initial public offering price will be between $                and $                per share. We have applied to list our Class A common stock on the Nasdaq Global Select Market (“Nasdaq”) under the symbol “TASK.”

We have two classes of authorized common stock, Class A common stock and Class B common stock. The rights of the holders of Class A common stock and Class B common stock are identical, except with respect to voting, transfer and conversion rights. Each share of Class A common stock is entitled to one vote per share. Each share of Class B common stock is entitled to ten votes per share and is convertible at any time into one share of Class A common stock. Each share of our Class B common stock will convert automatically upon certain transfers and upon the earlier of (i) seven years from the filing and effectiveness of our amended and restated certificate of incorporation in connection with this offering and (ii) (x) with respect to our Sponsor (as defined herein), the first date on which the aggregate number of shares of our Class B common stock held by our Sponsor ceases to represent at least 5% of the aggregate number of our outstanding shares of common stock and (y) with respect to each Co-Founder (as defined herein), the first date on which the aggregate number of shares of our Class B common stock held by such Co-Founder ceases to represent at least 5% of the aggregate number of our outstanding shares of common stock.

After the completion of this offering, Bryce Maddock and Jaspar Weir, the co-founders of TaskUs, Inc., and affiliates of The Blackstone Group Inc. will continue to hold all of our issued and outstanding Class B common stock and to own a majority of the voting power of shares eligible to vote in the election of our directors. As a result, we will be a “controlled company” within the meaning of the corporate governance standards of Nasdaq. See “Management—Controlled Company Exception” and “Principal and Selling Stockholders.” Following this offering, outstanding shares of Class B common stock will represent approximately                 % of the voting power of our outstanding capital stock immediately following this offering (or     % if the underwriters exercise their option to purchase additional shares in full).

We are an “emerging growth company” as defined under the federal securities laws and, as such, may elect to comply with certain reduced public company reporting requirements for future filings. See “Summary—Implications of Being an Emerging Growth Company.”

Investing in shares of our Class A common stock involves risks. See “Risk Factors” beginning on page 26 to read about factors you should consider before buying shares of our Class A common stock.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to TaskUs, Inc.	$	$
Proceeds, before expenses, to the selling stockholders	$	$

(1)	See “Underwriting (Conflicts of Interest)” for additional information regarding underwriting compensation.

At our request, the underwriters have reserved up to 5% of the shares of Class A common stock offered by this prospectus for sale, at the initial public offering price, to certain individuals associated with us. See the section titled “Underwriting (Conflicts of Interest)—Directed Share Program.”

To the extent that the underwriters sell more than                 shares of our Class A common stock, the underwriters have the option to purchase up to an additional                 shares of our Class A common stock from the selling stockholders at the initial public offering price less the underwriting discounts and commissions, within 30 days from the date of this prospectus.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of our Class A common stock against payment in New York, New York on or about                 , 2021.

Goldman Sachs & Co. LLC	J.P. Morgan

BofA Securities			Morgan Stanley

Baird	RBC Capital Markets	Wells Fargo Securities	William Blair
Blackstone	TD Securities	BTIG	Fifth Third Securities
AmeriVet Securities	Blaylock Van, LLC	C.L. King & Associates	Penserra Securities LLC

The date of this prospectus is                , 2021.

Outsourcing reimagined for the innovation age.

$478mm
2020 Revenue

60%
Revenue CAGR (2017-2020)

$35mm
2020 Net Income

72%
Adj. EBITDA CAGR (2017-2020)*

125%
Average Net Revenue Retention Rate (2018-2020)

72
Total Clients >$500,000 (2020)

4.6
Glassdoor Score (as of March 2021)

Outsourcing reimagined for the innovation age. $478mm 2020 Revenue $35mm 2020 Net Income 125% Average Net Revenue Retention Rate (2018-2020) 60% Revenue CAGR (2017-2020) 72% Adj. EBITDA CAGR (2017-2020)* * For reconciliation of Adjusted EBITDA to the most directly comparable GAAP measure please see ”Selected Historical Consolidated Financial Data”. 72 4.6 Total Clients Glassdoor Score >$500,000 (2020) (as of March 2021)

Our People are the Di_erence

IRELAND
1 Site
TAIWAN
1 Site
USA
3 Sites
INDIA
1 Site
COLOMBIA
1 Site
GREECE
1 Site
MEXICO
1 Site
PHILIPPINES
9 Sites

Geographic Footprint

~27,500*

Employees Worldwide

* As of March 31, 2021

18*

Locations

8*

Countries

#40

Glassdoor's 2019 Best Places to Work

Clients

100+

of the world's leading technology companies

As of December 31, 2020

IRELAND 1 Site USA 4 Sites INDIA 1 Site COLOMBIA GREECE 1 Site MEXICO 1 Site TAIWAN 1 Site PHILIPPINES 9 Sites PHILIPPINES Geographic 9 Sites Footprint ~ 27,500* 18* 8* Employees Worldwide Locations Countries Clients #40 100+* Glassdoor’s 2019 Best of the world’s leading Places to Work technology companies * As of December 31, 2020

Neither we, the selling stockholders nor the underwriters have authorized anyone to provide you with information different from that contained in this prospectus, any amendment or supplement to this prospectus or any free writing prospectus prepared by us or on our behalf. Neither we, the selling stockholders nor the underwriters take any responsibility for, or can provide any assurance as to the reliability of, any information other than the information in this prospectus, any amendment or supplement to this prospectus or any free writing prospectus prepared by us or on our behalf. We, the selling stockholders and the underwriters are offering to sell, and seeking offers to buy, shares of our Class A common stock only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of shares of our Class A common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

For investors outside the United States: Neither we, the selling stockholders nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus or any free writing prospectus we may provide to you in connection with this offering in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus and any such free writing prospectus outside the United States.

Through and including            , 2021 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

i

About This Prospectus

Financial Statement Presentation

This prospectus includes certain historical consolidated financial and other data for TaskUs, Inc. (formerly known as TU TopCo, Inc.), a Delaware corporation. TaskUs, Inc. was formed by investment funds affiliated with The Blackstone Group Inc. as a vehicle for the acquisition of TaskUs Holdings, Inc. (formerly known as TaskUs, Inc.), a Delaware corporation, on October 1, 2018 (the “Blackstone Acquisition”). Prior to the Blackstone Acquisition, TaskUs, Inc. had no operations and TaskUs Holdings, Inc. is the predecessor for financial reporting purposes. As a result of the Blackstone Acquisition, we applied the acquisition method of accounting and established a new basis of accounting. Accordingly, historical predecessor information presented in this prospectus does not reflect the impact of the Blackstone Acquisition and may not be comparable with historical successor information presented in this prospectus or necessarily reflect what will occur in the future. The combination of historical predecessor information from January 1, 2018 through September 30, 2018 with historical successor information from October 1, 2018 through December 31, 2018 is referred to as “Full Year 2018.”

Certain Definitions

As used in this prospectus, unless otherwise noted or the context requires otherwise:

•

“TaskUs,” the “Company,” “we,” “us” and “our” refer (i) with respect to events occurring or periods ending before October 1, 2018, to the Predecessor, and (ii) with respect to events occurring or periods ending on or after October 1, 2018, to the Successor.

•	“Successor” refers to TaskUs, Inc. (formerly known as TU TopCo, Inc.) and its consolidated subsidiaries.

•	“TaskUs Holdings” and “Predecessor” refer to TaskUs Holdings, Inc. (formerly known as TaskUs, Inc.) and its consolidated subsidiaries.

•	“Blackstone” or “our Sponsor” refers to investment funds associated with The Blackstone Group Inc.

•

“Client Net Promoter Score” or “cNPS” refers to a percentage, expressed as a numerical value from -100 to 100, to gauge client satisfaction based on our internal client satisfaction survey, using the question “How likely are you to recommend TaskUs to a friend or a colleague?” on a 0 to 10 scale. Responses of nine or ten are considered “promoters” and responses of six or less are considered “detractors.” The percentage of respondents who are detractors is subtracted from the percentage of respondents who are promoters, and the resulting percentage is the Client Net Promoter Score. cNPS for a given period reflects all client satisfaction survey responses received during that period. TaskUs runs its cNPS survey approximately every six months.

•	“Co-Founders” refers to our co-founders: Bryce Maddock, our Chief Executive Officer and a member of our board of directors; and Jaspar Weir, our President and a member of our board of directors.

•

“Employee Net Promoter Score” or “eNPS” refers to a percentage, expressed as a numerical value from -100 to 100, to gauge employee satisfaction based on our internal employee satisfaction survey, using the question “How likely are you to recommend TaskUs to a friend or colleague?” on a 0 to 10 scale. Responses of nine or ten are considered “promoters” and responses of six or less are considered “detractors.” The percentage of respondents who are detractors is subtracted from the percentage of respondents who are promoters, and the resulting percentage is the Employee Net Promoter Score. eNPS for a given period reflects all employee satisfaction survey responses received during that period. TaskUs runs its eNPS survey approximately every three months.

•

“Existing owners” or “pre-IPO owners” refers collectively to Blackstone, the Co-Founders and the management and other equity holders who are the owners of TaskUs immediately prior to the consummation of this offering.

•

“Fill rate” refers to the rate at which we hire full-time employees for posted open positions for a campaign during a given year and is calculated as a quotient of hired headcount divided by required headcount.

•	“Headcount” refers to TaskUs employees as of the end of a given measurement period.

•

“Implementation Net Promoter Score” or “iNPS” refers to a percentage, expressed as a numerical value from -100 to 100, to gauge client satisfaction with an implementation project performed by TaskUs using the question “How likely are you to recommend your implementation experience with your TaskUs Project Manager to a friend or colleague?” on a 0 to 10 scale. Responses of nine or ten are considered “promoters” and responses of six or less are considered “detractors.” The percentage of respondents who are detractors is subtracted from the percentage of respondents who are promoters, and the resulting percentage is the Implementation Net Promoter Score. iNPS for a given period reflects all implementation satisfaction survey responses received during that period. TaskUs runs its iNPS survey at the completion of each implementation project and summarizes survey results periodically.

•	“Internal referral rate” for a given period refers to the percentage of the number of employees hired during that period who were sourced from referrals by existing employees.

•

“Net revenue retention rate” for a given fiscal year is calculated using a measurement period consisting of the two consecutive fiscal years ending with and including the most recent applicable fiscal year. Next, we define our “base cohort” as the population of clients that were using our services during the entire 12-month period of the first year of the measurement period. Net revenue retention rate is calculated as the quotient obtained by dividing (a) the revenue generated by the base cohort in the second year of measurement by (b) the revenue generated by the base cohort in the first year of measurement.

•

“New client win” refers to a new business opportunity awarded from a company that was not an existing client. When referencing the number of new client wins in a given year, it refers to companies with which TaskUs did not have a business relationship in the prior year.

•

“Recurring revenue contract” refers to contracts we have entered into with our clients for our services and solutions for which revenue is recognized over time and under which revenue is expected to continue into the future. A typical recurring revenue contract has a term of one to two years and has an automatic renewal provision.

•

“Win rate” refers to the percentage of new business opportunities that we were awarded out of all opportunities closed in the period for which we submitted a proposal during the same period. We calculate win rate for a given period as the quotient of the total estimated annual revenue value for our services and solutions under our client contracts, estimated as of the date of each client contract (excluding any estimated project-based revenue value and any estimated revenue value during the implementation period for such client contract) for all opportunities closed as “won” divided by the total estimated annual revenue value for our services and solutions under our client contracts, estimated as of the date of each client contract (excluding any estimated project-based revenue value and any estimated revenue value during the implementation period for such client contract) for all opportunities closed as either “won” or “lost,” in each case during that period. Excluded from this calculation are all opportunities closed as “disqualified” because they never reached the proposal stage.

Unless indicated otherwise, the information included in this prospectus assumes

•	no exercise by the underwriters of their option to purchase up to an additional shares of Class A common stock from the selling stockholders;

•

that the shares of Class A common stock to be sold in this offering are sold at $                per share of Class A common stock, which is the midpoint of the price range indicated on the front cover of this prospectus; and

•	a -for-one forward split of our common stock, to occur after the effectiveness of the registration statement of which this prospectus forms a part and prior to the closing of this offering.

A note from Bryce & Jaspar, Co-Founders The TaskUs story started long before the founding of our company in 2008, in the halls of Santa Monica High School where two best friends decided they wanted to go into business together. After college, at the age of 22, with five years of “entrepreneurial experience” under our belts, we started TaskUs. The initial concept was to provide busy professionals with task-based virtual assistants working from the Philippines. We used our combined life savings to rent a one room office on the side of a highway an hour south of Manila and hire our first few employees. The first TaskUs office (actually just the two windows in the upper left above the mechanic shop) As we pounded the pavement trying to sell this new service, we met other startup founders who shared two common traits. First, they had zero interest in tasked-based virtual assistants. And second, as their companies grew rapidly they struggled to efficiently scale their operations. So we pivoted the business to address this latter challenge. Somehow, we persuaded a few venture-backed companies into giving us a shot. At the start, these companies only trusted us to handle the most basic of work: data entry and transcription. But, as we earned their trust, we took on more critical parts of their operations such as advanced technical support and critical content review. Satisfied startup founders referred us to other startups and in time we found ourselves supporting dozens of rapidly growing companies. We bootstrapped TaskUs for our first seven years in business. What we lacked in capital we made up for in creativity. We leveraged SaaS products in the early days of cloud technology to enable us to scale in an agile and capital efficient manner. We harnessed web, mobile, and software tools to compete for and win greenfield opportunities, as well as large RFPs, where frankly, we did not belong. We streamlined the hiring and training of teammates to a matter of days rather than weeks or months.

We looked around at who we were competing with for talent, and saw many traditional out-sourced service providers who were notorious for high attrition rates and awful working environments. In contrast to this, we took the best aspects of our startup clients’ cultures and became obsessed with the idea that we could deliver better results for our clients by focusing on the wellbeing of our teammates. We created a new, tech-enabled business service provider Our clients were scaling businesses that had never existed before, from mobile social networks to on-demand food delivery to cryptocurrency exchanges. Accordingly, we developed successful new service offerings, like content security, multi-sided marketplace support, and fintech compliance services. We applied technology everywhere we could, from how we trained and coached teammates to lightweight browser extensions that suggested optimal customer-service responses to our teammates regardless of which CRM our clients used. We created a new breed of service provider, one that is as flexible and agile as our rapidly growing and evolving clients. Just as our clients have disrupted their respective markets, we have disrupted ours. As of March 31, 2021, TaskUs has grown to over 27,500 teammates working from 18 offices in eight countries around the world, as well as from our global work-from-home platform, Cirrus. Revenues have grown organically at a 60% CAGR between 2017 and 2020, with an average net revenue retention rate of 125% from 2018 to 2020. We provide specialized services to the world’s largest technology companies and rapidly growing digital disruptors. These companies and the vertical markets that TaskUs serves are growing considerably faster than the economy as a whole. In fact, these markets are expected to grow at an average CAGR of 18% from 2019 to 2023. We expect TaskUs to benefit from the rapid growth of these vertical markets as we deepen our share of wallet with existing clients, attract new clients and expand our service offering and global footprint in the coming years. But we are just getting started In the years to come three trends will radically reshape our industry. 1. We are seeing the automation of large swathes of simple and repetitive work. For commod-itized service providers this is leading to declining revenues and margins, in a race to the bottom. 2. The acceleration of technology is making the world a far more complicated place and leading to a surge in demand for knowledge workers. Smart homes require advanced technical support, the explosion of user-generated content requires sophisticated content moderation and the future of artificial intelligence demands huge amounts of training data. 3. As the world has become comfortable with working from home, it is far less important where work is performed or whether it’s completed by in-house staff or outsourced partners. At TaskUs, we are perfectly positioned to benefit from these trends 1. We partner with our clients to accelerate the automation of simple repetitive work. Our digital team deploys proprietary and third party applications that dramatically improve efficiency and accuracy.

2. Our obsession with employee experience enables us to attract and retain talented team-mates with the skills our clients require. Being a place people really want to work allows us to deliver sophisticated technical support, challenging content moderation, and advanced AI operations. 3. Many of our disruptor clients have announced permanent shifts to 100%, or partial, work from home models. We believe this is increasing their appetite for outsourced services. We plan to build the world’s largest tech-enabled service provider We will go deeper into each of our core offerings and expand the set of specialized services that we deliver for clients. We intend to extend our global footprint to offer services in over 100 languages as well as broaden the talent base from which we can attract teammates. And, we will invest heavily in technology to drive automation for our clients and make our teammates more effective. The journey will be a long one. So we will be guided by long term, rather than quarterly thinking. Here are the principles we will stick to: 1. Frontline First—We are employee-obsessed. We believe that if we create the world’s best employee experience, we can attract and retain talent that is meaningfully better than the competition, and this talent will deliver the specialized services and differentiated results that our clients expect of us. 2. Deliver for Clients No Matter What—Our clients trust us to deliver mission-critical operations. We intend to earn that trust by delivering every time. Working for our clients is an honor that we do not take lightly. 3. Be Ridiculous—TaskUs is a collection of individual innovators and disruptors. We celebrate our differences and challenge the status-quo. No idea is too crazy or unorthodox to be considered. 4. Growth and Profitability—We are focused on delivering sustained, high growth. While we prioritize growth, our growth has not come at the expense of profits. We drive efficiency into our own operations, in the same way we do for clients. Running lean core operations has enabled us to invest in long-term innovation, while delivering consistent margins. It is hard to describe just how surreal it feels to be writing this letter. We did not chart and execute a flawless vision. Building TaskUs has required constant iteration and, some would say, foolish determination. Luckily, these are values we share with our disruptive clients. If you had told us 12 years ago that we’d have grown TaskUs to 27,500 teammates serving over 100 of the most innovative companies in history, it would have been hard to believe. Having come this far, we are so excited for what comes next. None of this would have been possible without the incredible colleagues, clients, mentors and investors we have worked with along the way. Thank you all for daring to Be Ridiculous! Bryce & Jaspar

SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information you should consider before investing in shares of our Class A common stock. You should read this entire prospectus carefully, including the section entitled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and the related notes thereto included elsewhere in this prospectus, before you decide to invest in shares of our Class A common stock. Unless otherwise indicated, references to our “common stock” include our Class A common stock and Class B common stock.

Overview

Technology is changing the world, and this transformation is being led by the Digital Economy, an expanding set of modern companies using a combination of internet, cloud and mobile infrastructure to deliver economic value to consumers. These companies are responsible for revolutionizing many aspects of our daily lives, including the ways in which we socialize, shop, dine, date, travel and invest.

The impact of the Digital Economy has also radically altered the market landscape. As of December 31, 2020, technology companies represented 66% of the total market capitalization of the world’s twenty most highly valued public companies, up from just 16% in 2010. In the global private markets, as of December 2020, there were more than 580 companies with greater than a $1 billion valuation (“unicorns”), including more than 30 with greater than a $10 billion valuation (“decacorns”), as compared to 80 unicorns and eight decacorns as of January 2015.

These high growth companies are focused on developing new products or services and often lack the desire, expertise, scale and/or geographic presence to build the operational infrastructure to support their growth. We are the outsourcing partner of choice for many of the most disruptive brands in the world. We help support the growth of our innovative clients by providing technology-enabled outsourcing solutions purpose-built for the Digital Economy.

TaskUs presents a diversified opportunity to participate in the growth of the Digital Economy and has a strong track record of profitability.

We are a digital outsourcer, focused on serving high-growth technology companies to represent, protect and grow their brands. We serve our clients to support their end customers’ urgent needs, navigate an increasingly-complex compliance landscape, and handle sensitive tasks, including online content moderation. As of December 31, 2020, we had over 100 clients spanning numerous industry segments within the Digital Economy, including social media, e-commerce, gaming, streaming media, food delivery and ride sharing, HiTech, FinTech and HealthTech. Between 2019 and 2023, the verticals we prioritize are projected to grow at a compound annual growth rate (“CAGR”) of 18%.

As our clients grow, we are the beneficiary of increased outsourcing volumes and incremental revenue as we enable our clients to focus on their core businesses. Between 2017 and 2020, our current clients with publicly disclosed financials grew their revenue at an estimated unweighted average CAGR of 40%. Over the same period, TaskUs achieved a revenue CAGR of 60% as we grew with our existing clients and added new clients.

Our global, omni-channel delivery model is focused on providing our clients three key services – Digital Customer Experience, Content Security and AI Operations. 96% of our revenue in 2020 was delivered from non-voice, digital channels or omni-channel services. Non-voice channels allow us to utilize resources efficiently, thereby driving higher profitability.

Our differentiated set of digitally focused service offerings are leveraged by many of the world’s most recognizable technology brands, including Zoom, Netflix, Uber, Coinbase and Oscar.

Our Digital Customer Experience offerings serve the needs of the modern consumer, whose habits have drastically changed in the past decade and revolve around the smartphone. Whether it’s an app being used to deliver food instantly, securely buy and sell stocks or stream their favorite shows, it is easy to forget that these pocket luxuries were nascent or nonexistent ten years ago. Each of these are examples of emerging industries that have become strategic growth drivers for TaskUs. In particular, Zoom, Netflix, Uber, Coinbase and Oscar are representative clients in HiTech, streaming media, food delivery and ride sharing, FinTech and HealthTech verticals, respectively, each of which turned to us when it faced logistical challenges during its rapid growth cycle and none of which represented more than 6% of our revenue in 2019 and 2020.

With the explosive growth of user-generated content and social media, issues of censorship, community moderation and foreign interference in democratic election processes have become some of the most important socio-political issues of our time. Our Content Security offerings include content monitoring and moderation services (“Content Security”), the need for which is increasingly critical to protect the sanctity of the open internet. Our artificial intelligence (“AI”) Operations offerings include providing high quality, human-annotated data sets and algorithm training services to our clients as they navigate significant increases in the prevalence of disruptive AI technology.

We have a track record of using thesis-led prospecting strategies to identify attractive and emerging industry segments in their infancy, win marquee clients and establish thought leadership and operating best practices. Our early-mover position and the willingness of our clients to serve as references have had a snowball effect in winning additional new clients, which continues to reinforce our market leadership.

Our agile and responsive operational model allows us to selectively target high-potential clients who have never outsourced before. Since 2017, over 50 of our clients trusted TaskUs to be their first outsourcer in our areas of service, driven by their understanding that we have the rare ability to support clients on their journey from startup to global enterprise.

Our delivery model is tailored to meet the needs of high-growth companies. Our cloud-based technology infrastructure is designed to enable clients to set up operations quickly and seamlessly and allows clients to outsource many of their core processes at earlier stages of their company lifecycle. We prioritize data science and process automation to achieve technology-driven efficiency gains. We continually analyze massive amounts of data obtained from customer interactions we manage for our clients. We leverage these insights and end customer-driven feedback to drive workflow efficiencies, deliver insights on predictive behaviors that lead to lower customer churn and help our clients innovate their core product offerings and develop new product features.

At TaskUs, culture is at the heart of everything we do.

Our Co-Founders, who started TaskUs twelve years ago and still lead us today, believe that serving frontline employees helps us better serve our clients. As we have expanded across the globe, we strive to champion our Co-Founders’ vision of operational excellence through an employee-centric culture at every site. As of March 31,

2021, we had approximately 27,500 employees across eighteen locations in eight countries. In 2020, our employee net promoter score (“eNPS”) was 72, and 79% of our employees who participated rated us 9 or 10 on a scale of 10. Glassdoor ranked us number 40 on their 2019 Best Places to Work list among U.S. employers with at least 1,000 employees, and we held a rating of 4.6 out of 5.0 as of March 2021.

Many of the companies operating in the Digital Economy are well-known for their obsession with creating a world-class employee experience. We believe clients choose TaskUs in part because they view our company culture as aligned with their own, which enables us to act as a natural extension of their brands and gives us an advantage in the recruitment of highly engaged frontline teammates who produce better results. We use eNPS and client net promoter scores (“cNPS”) to measure the satisfaction each group has with TaskUs. Our 2020 full year cNPS was 75. We believe both our eNPS and cNPS metrics to be industry-leading.

Recurring revenue model with a track record of high growth and profitability at scale.

*	2018 refers to Full Year 2018

We believe that we have delivered industry-leading growth and profitability. In 2020, over 99% of our revenues came from recurring revenue contracts, and we achieved a net revenue retention rate of 117% in 2020. In 2020 and for the three-month period ended March 31, 2021, we delivered revenue of $478.0 million and $152.9 million, respectively, net income of $34.5 million and $16.5 million, respectively, at a net income margin of 7.2% and 10.8%, respectively, Adjusted Net Income of $69.4 million and $28.2 million, respectively, at an Adjusted Net Income Margin of 14.5% and 18.4%, respectively, and Adjusted EBITDA of $106.9 million and $39.5 million, respectively, at an Adjusted EBITDA Margin of 22.4% and 25.9%, respectively. From 2017 to 2020, our revenue grew organically at a 60% CAGR, our net income grew at a 56% CAGR, and our Adjusted EBITDA grew at a 72% CAGR.

For reconciliations of Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Income and Adjusted Net Income Margin to the most directly comparable measures calculated in accordance with generally accepted accounting principles in the United States (“GAAP”), information about why we consider such measures useful and a discussion of the material risks and limitations of these measures, please see “Selected Historical Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures.”

Market Opportunity

The aggregate size of our market opportunity is over $100 billion, and consists of the following service offerings:

Digital Customer Experience: IDC estimates that global customer care outsourcing services spend was $77 billion in 2020. We focus on the fast growing digitally enabled consumer brands and traditional players catering to their customers in multiple channels. According to Everest Group, the digital customer experience market is projected to grow at a 20-25% CAGR from 2018 to 2021 and will continue to drive overall industry growth.

Content Security: According to Domo, every minute, Facebook users upload 147,000 photos, Instagram users post 347,222 stories and YouTube users upload 500 hours of video. JC Market Research estimates that the content moderation solutions market was $5.3 billion in 2020. Further, Everest Group estimates that the market will grow at a CAGR of 40-50% from 2016 to 2021.

Artificial Intelligence (AI) Operations: The development of Artificial Intelligence technology often requires massive amounts of data that has been annotated by human experts and must be refined through ongoing manual training. These factors have significantly contributed to the growth of the AI services market served by our AI Operations service offering, which includes data labelling and algorithm training. IDC predicts that the worldwide AI services market will grow from $18.4 billion in 2020 to $37.8 billion in 2024 at a CAGR of 20% over the four-year period.

Sources: Everest Group (Digital CX and Content Security); IDC, Worldwide Artificial Intelligence Services Forecast, 4 year CAGR from 2020-2024, August 2020 (AI Services).

Our strategy is to target the intersection of these high growth service offerings across attractive vertical markets in the Digital Economy. According to the U.S. Bureau of Economic Analysis, the Digital Economy accounted for 9% of U.S. gross domestic product in 2018, or $1.8 trillion, and grew at four times the rate of overall U.S. economic growth from 2006 to 2018.

The vertical markets we prioritize are projected to grow at an unweighted average CAGR of 18% from 2019 to 2023:

Sources: The Business Research Company; TechSci Research; Technavio; Allied Market Research; and eMarketer.

Key Industry Trends

As technology and the internet have fundamentally transformed the way consumers seek to engage with their favorite brands, a number of trends have emerged that benefit our clients and increase their demand for our solutions, including:

Rapid growth in the Digital Economy: New and emerging digital trends such as the Internet of Things (“IoT”), cloud computing, mobile web services and AI are radically changing the business ecosystem and creating new opportunities for economic growth. Their success is evidenced by the rise in the volume of technology initial public offerings along with venture capital and private equity investments over the past 10 years.

Technology companies are outsourcing at an accelerating pace: As technology companies scale, they must dedicate resources across product development and operations. However, they often lack the physical capacity or desire to develop operational infrastructure internally as they focus on growing their core offerings. As a result, we believe technology companies are increasingly willing to outsource at earlier stages of their lifecycles and are driving outsized growth within the overall outsourcing industry.

COVID-19 accelerating outsourcing spend: As businesses are forced to learn how to work remotely, we believe it is becoming less important where employees are physically located or whether they are employed directly or by an outsourced partner. According to a recent survey by a third-party outsourcing company of more than 200 business leaders and decision-makers, 52% of respondents with 1,000 to 10,000 employees and 61% of respondents with 10,000 to 50,000 employees planned to outsource for the first time or increase the use of outsourcing in 2021.

Alignment of vendor company culture: We believe that vendor company culture is the number one selection criteria when digital economy companies evaluate outsourcing vendors. Companies understand that consumers increasingly want to feel a personal connection to the brands they interact with. This trend accelerates the need for next-generation outsourcers to act as extensions of their clients’ brands so that end customers receive the personal experiences they desire.

Customer experience is a critical retention and growth lever, rather than a cost center: According to a PricewaterhouseCoopers study on customer experience, 59% of Americans will walk away from a brand they love after several bad experiences and 17% after just one bad experience. This direct impact of negative experiences on brand affinity coupled with relatively high customer acquisition costs for new economy companies, underscores the importance of active customer retention efforts.

Significant increase in user and advertiser generated content and the need for content moderation: According to Technavio, there were nearly four billion social media users worldwide as of 2020, leading to unprecedented amounts of user generated content. As a result, social media platforms have attracted billions of advertising dollars from a significant number of advertisers. There are regulatory and reputational risks, as well as billions of dollars of revenue streams at stake, for these platforms if sensitive content is not properly moderated.

Advancement of AI technologies requires large sets of annotated data: AI use cases are growing quickly and the success of AI companies will be determined in large part by the accuracy of their algorithms, which are inextricably linked to the quality of underlying data sets which must be manually annotated by trained experts. We believe that as AI continues to grow, so too will outsourcing opportunities.

Competitive Strengths

We have distinguished ourselves as a leader in next-generation technology-enabled outsourced services by leveraging several competitive strengths, including:

High Growth Technology Is Not a Segment of Our Business, It Is Our Business: We view technology as a macro trend that transcends all industries, whereas we believe most of our competitors view technology as one of their many client verticals. We have been able to develop deep expertise across several sub-verticals that comprise this high growth market, including food delivery, e-commerce, FinTech and social media. We facilitate millions of interactions between our clients and their respective end customers on a daily basis. We leverage insights from this constant flow of activity to better understand the particular challenges and trends in each niche market, which enables us to drive best practices across our client base. We believe each additional satisfied client enhances our brand’s reputation as the top provider of outsourced services for high growth technology companies.

The following chart shows our percentage of clients by vertical, as of December 31, 2020:

Digitally Native: Being a 12-year-old outsourcer means we were “born on the web and grew up in the cloud,” allowing us to enter the market without investing in legacy infrastructure. We are adept at executing work in digital channels such as chat, native in-app messaging, short message service (“SMS”), and social channels. 96% of our revenue in 2020 was delivered from non-voice, digital channels or omni-channel services, and our technology infrastructure is cloud-based.

Agility and Responsiveness at Scale: We know how to get the job done—quickly. We move swiftly and we think differently. From the pre-contract engagement of our Project Management Organization to our decentralized “Site ‘CEO’ Model,” we are purpose built for speed to support our clients’ ever-changing needs. We believe these characteristics provide a differentiated ability to thrive in high growth and large-scale environments. We reacted to the novel coronavirus (“COVID-19”) pandemic swiftly, enabling over 90% of our workforce to work-from-home soon after the commencement of lockdowns.

Leadership in Content Security: The growth of social media platforms and the need to secure the user and advertiser generated content on these platforms has led to an explosion in demand for content moderation services. As of March 31, 2021, we had approximately 4,000 front line teammates performing work in Content Security dealing with misinformation, offensive content, and critical policy issues. To care for their health and wellbeing, we have developed the TaskUs Resiliency Studio, a clinician-led and evidence-based psychological health and safety program. We couple this with advanced policy management expertise and an agile product development team focused on tools and innovation. We believe our revenue CAGR of 157% in this service offering from 2017 to 2020 is evidence that our clients view this offering as critical and differentiated.

Employer of Choice: Our culture has been recognized internationally, with accolades such as number 40 on Glassdoor’s 2019 Best Places to Work among large U.S. employers and Platinum Employer of the Year in 2018, according to Investors in People. We believe our eNPS of 72 in 2020 is higher than any other tech-enabled service provider with over 1,000 employees. We believe this not only drives higher quality work and lower attrition, but also enables us to nimbly recruit additional employees to accommodate growth. For example in 2020, 38% of our new hires came from internal referrals, helping us achieve a 101% fill rate.

Founder-Led, Organic Growth Engine: Our Co-Founders and seasoned management team have meticulously built our employer brand and the agile operating model we rely upon to deliver for high growth clients. We believe we are the only company in our sector with over $250 million in annual revenues that has grown 100% organically, leading to consistency in operations and culture which provides a strong foundation for future potential growth, organic or inorganic. This strategy has helped TaskUs deliver 60% CAGR in revenues from 2017 to 2020.

Growth Strategy

We intend to continue our accelerated growth trajectory through several attractive and actionable opportunities, including:

Growing with our Current Clients: As of December 31, 2020, we served over 100 of the world’s leading technology companies, and between 2017 and 2020, our current clients with publicly disclosed financials grew their revenue at an estimated unweighted average CAGR of 40%. As our clients’ revenue and scale have grown at rapid rates, so have our outsourcing volumes, revenue and service relationships. Revenue from TaskUs clients who have been with us since 2017 grew by 448% through the end of 2020, based on 29 clients who generated $500,000 or more in revenue for each of those years. In addition, our average annual net revenue retention rate between 2018 and 2020 was 125% and our cNPS score has increased from 35 in 2017 to 75 in 2020.

Extending Solutions with Current Clients: We have a significant opportunity to enhance the penetration of current services as well as cross-sell new services. We aim to bolster our portfolio of highly complementary service capabilities by integrating consultative expertise, process automation, and technology that further expand our value proposition to clients. Services such as Content Security, which grew at a CAGR of 157% between 2017 and 2020, anti-money laundering, fraud prevention and data science are areas we believe are particularly attractive and highly relevant for our forward-leaning technology client base.

New Client Wins: We are well positioned within multi-billion dollar commercial markets with massive addressable spend opportunities where we focus on culturally aligned, agile companies that plan to scale rapidly. We plan to take advantage of our brand position and highly effective sales team, modeled after software-as-a-service (“SaaS”) industry practices, to continue to diversify our client base and add more enterprise-class technology brands to our client list. We had a total of 36 new clients in 2020, and win rates of 56%. Our total new client win rate from 2018 to 2020 was 42%.

Expanding Geographically: Global presence and multilingual capabilities are of increasing importance to our multinational clients and potential clients. The number of clients working with TaskUs in multiple geographies more than doubled from 2017 to 2020. New geographies mean new languages and/or capabilities to offer to our clients and increasing opportunities to win new business.

Pursuing Opportunistic M&A: We intend to continue to evaluate M&A opportunities to expand into higher value services, add new geographies or add additional capabilities to support our teammates in delivering exceptional service.

Solutions and Services

We work with disruptive technology companies in different stages of their life cycle ranging from high-growth venture capital-backed companies to innovative global public companies. The TaskUs platform is purpose-built and organized around the following three service offerings:

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Digital Customer Experience: Principally consists of omni-channel customer care services primarily delivered through digital (non-voice) channels. Other solutions include customer care services for new product or market launches, trust & safety solutions and customer acquisition solutions.

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Content Security: Principally consists of review and disposition of user and advertiser generated content for purposes which include removal or labeling of policy violating, offensive or misleading content. We are developing and enforcing Content Security policies in several areas including intellectual property, job and commerce postings, objectionable material and political advertising.

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Artificial Intelligence Operations: Principally consists of data labeling, annotation and transcription services performed for the purpose of training and tuning AI algorithms through the process of machine learning.

For the fiscal year ended December 31, 2020, Digital Customer Experience, Content Security and Artificial Intelligence Operations represented 63%, 27% and 10%, respectively, of our total service revenue of $478.0 million for the year. For the three-month period ended March 31, 2021, Digital Customer Experience, Content Security and Artificial Intelligence Operations represented 65%, 24% and 11%, respectively, of our total service revenue of $152.9 million for the period.

Digital Customer Experience

Our clients in Digital Customer Experience (“Digital CX”) are predominantly online or app-based businesses transforming industries such as ride-sharing, e-commerce, food and grocery delivery, streaming media, and online digital marketplaces. Our digitally native service offerings enable us to utilize lower cost non-voice channels. We leverage chat, social, in-app support, SMS, and in-platform solutions and apply an “automation first” mentality to our client engagements.

We execute these solutions through our team of highly-trained and dedicated omni-channel service experts. We create a deep connection between our teammates and our clients—we become brand ambassadors for our clients and are deeply integrated in their workflows. Their success is our success.

Our Digital Customer Experience solutions include:

Omni-Channel Customer Care: Protecting and maintaining our clients’ brands makes up a significant portion of our Digital CX services. In 2020, 93% of our Digital CX revenues were generated from non-voice or omni-channels; even our pure voice work is supported by cloud-based infrastructure. We customize the support experience to the specific client and channel we operate within, across account management, billing and technical support.

New Product or Market Launches: Our clients are often in a high-stakes race to get a new product launched or enter a new market. Through the dozens of clients we have supported in these efforts, we have designed a value-added framework of product and market launch playbooks. This gives us an edge as the go-to-partner for critical new growth initiatives.

Trust & Safety: We position our most skilled teammates to perform the critical support needed to protect end users, detect and eliminate fraud, address unwanted user activity, and manage regulatory compliance.

Customer Acquisition: TaskUs supports lead research, lead generation, appointment setting, new customer outreach and activation, retention, and advanced customer conversion from free and low cost subscription/product offerings to one of higher value and profitability.

Voice of the Customer: TaskUs leverages its access to a wealth of internal and external customer experience data to provide insights and feedback on customer, process and product operations and policies.

Content Security

The rise of apps and social networks has led to an explosion of user-generated content and advertising. To comply with government regulations and advertiser standards, social networks maintain complex platform policies to define what constitutes acceptable and unacceptable content and advertisements. As of March 31, 2021, we had approximately 4,000 teammates who together moderated tens of millions of pieces of content each month. We are developing and enforcing Content Security policies in several areas, including intellectual property, job and commerce postings, objectionable material, and political advertising.

Highlights of our Content Security service offering include:

TaskUs Resiliency Studio: We view our employees who provide Content Security services as “Digital First Responders.” Most of the content our employees review is not offensive, but even constantly viewing misinformation or conspiracy theories can be challenging. To care for our employees’ well-being, we have developed the TaskUs Resiliency Studio, a clinician-led and evidence-based psychological health and safety program.

Global Policy Management: Our Content Security organization partners with our clients to apply best practices to policy development and distribution, product design, quality, and training. As a result of government regulations and cultural norms, major social networks must maintain increasingly distinct content policies in different geographies.

Tools and Innovation: The tools used by employees providing Content Security services have a significant impact on efficiency, accuracy and quality. We partner with our clients to customize these toolsets and have developed proprietary technology to improve our own productivity and accuracy.

Artificial Intelligence Operations

Intelligent applications based on Artificial Intelligence are core to the digital economy. AI applications are created by annotating datasets to train an algorithm in a process called Machine Learning. We first began supporting AI applications over a decade ago including next-generation product development efforts such as transcribing voicemail messages for visual voicemail solutions and manually scoring the sentiment of social media posts for social listening tools. Today, our services have increased in sophistication and complexity as AI applications have evolved.

Our Artificial Intelligence Operations solutions include:

Data Annotation: We build large sets of training data for our clients by annotating videos, photos, audio clips and text based on their policy specifications.

Computer Vision: Algorithms which allow a computer to “see” the world require millions of labeled images. For mission critical applications such as autonomous vehicles these images often must be labeled down to a single pixel.

Natural Language Processing: To understand the meaning of phrases, algorithms are trained with large sets of written text that has been annotated based on parts of speech, meaning and sentiment.

Video Processing: Understanding videos requires the segmentation and recombination of two distinct training data sets—audio and visual. The audio file must be transcribed and annotated to enable Natural Language Processing and objects in the image files must be tagged to enable Computer Vision.

Sensor Processing: Refining algorithms which make decisions based on sensor data requires annotated sets of sensor data from sources such as the LiDAR systems of autonomous vehicles.

Delivery and Operations

TaskUs operations are designed to scale rapidly with perpetual experimentation and iteration and a devotion to data-driven decision making. Many of our clients have little to no outsourcing experience. Over 50 of our clients since 2017 turned to TaskUs to be their first outsourcer in our area of service. Given the rapid scale required to keep up with the growth of their businesses, they choose to outsource certain services. Unlike more mature buyers of outsourced services, our clients rarely deliver us a prescriptive playbook for how to run our operations. We understand their objectives and design the most efficient process to meet and exceed these goals. In our 2020 cNPS Survey, 76% of all respondents agreed or strongly agreed that their programs’ operational performance expectations are regularly met. To deliver to these standards we offer:

•	Subject Matter Expertise: We have “SME” teams in each of our primary services—Digital Customer Experience, Content Security and Artificial Intelligence Operations;

•	Project Management Organization: Our “PMO” is the linchpin between sales and operations to ensure client success;

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Modern Service Excellence: We use real-time dashboards and KPI management to meet and exceed our clients’ expectations. Our process discipline has allowed us to achieve multiple certifications and compliance standards including SOC 2 Type 2, HIPAA and PCI;

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Agile Automation: There are often massive opportunities to improve our efficiency and quality with our own technology. Our Digital Innovation team focuses on rapid prototyping using lightweight technical solutions like browser based extensions, robotic process automation, and productivity and workflow analytics; and

•	Data Science and Analytics: Our Business Intelligence teams apply data science to client data to drive insights back into our operations in a cycle of continuous improvement.

At the core of our operations are scaled teams of employees, our TaskUs teammates. These individuals ultimately determine the quality of service we provide our clients and, as such, we are obsessive about the standard of our frontline teammates and our team leaders, the first level of management. We have organized our global operating model around individual office locations, referred to as sites. These sites are run by Vice Presidents of Operations, who act as “Site CEOs.”

Our operations are supported by centralized shared services based in the Philippines and India. Each site has at least one leader on-site from each of our support functions, including Human Resources, Workforce Management and Information Technology. The combination of onsite leadership with scaled shared services allows us to support our Site CEO model in a cost effective manner and execute processes with the appropriate consistency globally while accounting for local nuance.

We leverage technology to deliver coaching, training, and support services at scale. Our proprietary coaching platform, Boost, is used daily by our frontline team leaders to coach their teammates and for our entire executive team to manage weekly one-to-ones and quarterly performance appraisals. Our learning-management-

system, ACE, is used to enable self-paced client specific training and certification. Our Global Knowledge Support Center, Glowstick, is an employee engagement platform used to provide self service and support ticketing for all areas of our business.

Utilizing primarily offshore and near-shore markets is a central tenet of our service delivery strategy; 85% of our employees were located in these markets as of March 31, 2021. Since 96% of our revenue in 2020 was delivered from non-voice, digital channels or omni-channel services, we are particularly well positioned to leverage an off-shore / near-shore model.

As of March 31, 2021, we provided our services through a network of eighteen locations in eight countries and employed approximately 27,500 people worldwide.

*	Headcount numbers are approximate

In addition to our on-site operations, we utilize an internally developed cloud-based platform, Cirrus, which enables our employees to deliver services remotely on behalf of our clients. Given the recent shift to work-from-home at TaskUs during COVID-19, we expect our Cirrus Work@Home platform to be a meaningful part of our future delivery model.

Culture

The number one reason job candidates choose one job over another is company culture—Korn Ferry.

We continually work on our company culture like it is a product we sell in the market, listening to our employees, similar to how we listen to our clients. We leverage this feedback to drive continuous improvement, conduct quality control to ensure global consistency, and award bonuses to our executives based on achieving their culture-related goals. Our primary culture-related goal metric is eNPS, the single most important barometer we use to measure employee engagement. Our executive team reviews the survey score and thousands of verbatim comments. We take the feedback and create specific and measurable goals we believe will impact parts of our culture.

Our ability to maintain high eNPS scores enables us to drive real business impact. We believe it drives improved attendance as our teammates show up on time and excited to work. We believe happy employees deliver better results and higher retention. The voluntary attrition rate for employees who were employed by TaskUs for more than 180 days was 14.9% for the year ended December 31, 2020. In 2020, 38% of our new hires came through referrals, which we believe yields higher quality candidates at a lower cost to recruit than candidates hired through traditional channels.

The culmination of our employee efforts drove our eNPS score of 72 in 2020 and 79% of respondents were promoters.

The differentiated culture we have created is validated by the following metrics, each as of March 2021:

Our philosophy is simple: treat people well and they will deliver a better end customer experience which leads to happy clients and a thriving business.

Our Clients

As of December 31, 2020, we served over 100 clients, the majority of which are disruptive technology companies in attractive, high growth industry verticals, including social media, e-commerce, gaming, streaming media, food delivery and ride sharing, HiTech, FinTech and HealthTech. We work with a broad range of clients in different stages of their lifecycle, ranging from start-up companies to well-capitalized and established public companies with scaled operations. Our top ten and twenty clients accounted for 68% and 81% of our revenue for the fiscal year ended December 31, 2020, respectively. Our largest client, Facebook, generated 32% and 35% of our revenue for the fiscal years ended December 31, 2020 and 2019, respectively. Our second largest client, DoorDash, generated 12% and 11% of our revenue for the fiscal years ended December 31, 2020 and 2019, respectively.

Our Sponsor

Blackstone (NYSE: BX) is one of the world’s leading investment firms. Blackstone’s asset management businesses include investment vehicles focused on real estate, private equity, public debt and equity, growth equity, opportunistic, non-investment grade credit, real assets and secondary funds, all on a global basis. Through its different businesses, Blackstone had total assets under management of approximately $649 billion as of March 31, 2021.

After the completion of this offering, our Co-Founders and our Sponsor will be parties to a stockholders agreement described in “Certain Relationships and Related Person Transactions—Stockholders Agreement” and will beneficially own approximately    % of the combined voting power of our Class A common stock and Class B common stock (or    % if the underwriters exercise their option to purchase additional shares in full). As a result, we will be a “controlled company” within the meaning of the Nasdaq corporate governance standards. Under these corporate governance standards, a company of which more than 50% of the voting power is beneficially owned by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance standards, including the requirements (1) that a majority of our board of directors consist of independent directors, (2) that our board of directors have a compensation committee that is comprised entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities and (3) that our director nominations be made, or recommended to our full board of directors, by our independent directors or by a nominations committee that is comprised entirely of independent directors and that we adopt a written charter or board resolution addressing the nominations process. For at least some period following this offering, we intend to utilize certain of these exemptions. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of these corporate governance requirements. In the event that we cease to be a “controlled company” and our Class A common stock continues to be listed on Nasdaq, we will be required to comply with these provisions within the applicable transition periods.

Implications of Being an Emerging Growth Company

As a company with less than $1.07 billion in revenue during our most recently completed fiscal year as of the initial filing date of the registration statement of which this prospectus forms a part, we qualify as an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”), as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). As an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable generally to public companies that are not emerging growth companies. These provisions include:

•	presentation of only two years of audited financial statements and only two years of related management’s discussion and analysis of financial condition and results of operations in this prospectus;

•	reduced disclosure about our executive compensation arrangements;

•	no non-binding stockholder advisory votes on executive compensation or golden parachute arrangements;

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exemption from compliance with the requirement of the Public Company Accounting Oversight Board regarding communication of critical accounting matters in the auditor’s report in the financial statements; and

•	exemption from the auditor attestation requirement in the auditing assessment over internal control over financial reporting.

We may take advantage of these exemptions for up to five years or such earlier time that we are no longer an emerging growth company. We will cease to be an emerging growth company upon the earliest of: (1) the end of the fiscal year following the fifth anniversary of this offering; (2) the first fiscal year after our annual gross revenues are $1.07 billion or more; (3) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities; or (4) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). We have taken advantage of reduced disclosure regarding executive compensation arrangements and the presentation of certain historical financial information in this prospectus, and we may choose to take advantage of some but not all of these reduced disclosure obligations in future filings. If we do, the information that we provide stockholders may be different than you might get from other public companies in which you hold stock.

The JOBS Act permits an emerging growth company such as us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We have elected to use the extended transition period until we are no longer an emerging growth company or until we choose to affirmatively and irrevocably “opt out” of the extended transition period. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements applicable to public companies.

Summary Risk Factors

An investment in shares of our Class A common stock involves substantial risks and uncertainties that may materially adversely affect our business, financial condition and results of operations and cash flows. Some of the more significant challenges and risks relating to an investment in our Class A common stock include, among other things, the following:

•	Our business is dependent on key clients, and the loss of a key client could have an adverse effect on our business and results of operations.

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Our contracts are typically one to three years in length with automatic renewal provisions, but certain contracts may provide for termination at the client’s convenience with advance notice and may or may not include penalties or required payments in the event the termination right is exercised. Our clients may terminate contracts before completion or choose not to renew contracts, and our clients may be unable or unwilling to pay for services we performed. A loss of business or non-payment from significant clients could materially affect our results of operations.

•	We may fail to cost-effectively acquire new, high-growth clients, which would adversely affect our business, financial condition and results of operations.

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If we provide inadequate service or cause disruptions in our clients’ businesses or fail to comply with the quality standards required by our clients under our agreements, it could result in significant costs to us, the loss of our clients and damage to our corporate reputation.

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Unauthorized or improper disclosure of personal or other sensitive information, or security breaches and incidents, whether inadvertent or purposeful, including as the result of a cyber-attack, could result in liability and harm our reputation, each of which could adversely affect our business, financial condition, results of operations and prospects.

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Content moderation is a large portion of our business. The long term impacts on the mental health and well-being of our employees doing this work are unknown. This work may lead to stress disorders and may create liabilities for us. This work is also subject to significant press and regulatory scrutiny. As a result, we may be subject to negative publicity or liability, or face difficulties retaining and recruiting employees, any of which could have an adverse effect on our reputation, business, financial condition and results of operations.

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Our failure to detect and deter criminal or fraudulent activities or other misconduct by our employees could result in loss of trust from our clients and negative publicity, which would have an adverse effect on our business and results of operations.

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Global economic and political conditions, especially in the social media and meal delivery and transport industries from which we generate most of our revenue, could adversely affect our business, results of operations, financial condition and prospects.

•	Our business is heavily dependent upon our international operations, particularly in the Philippines and India, and any disruption to those operations would adversely affect us.

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Our business is subject to a variety of U.S. and international laws and regulations, including those regarding privacy and data security, and we or our clients may be subject to regulations related to the handling and transfer of certain types of sensitive and confidential information. Any failure to comply with applicable privacy and data security laws and regulations could harm our business, results of operations and financial condition.

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Our business depends in part on our capacity to invest in technology as it develops, and substantial increases in the costs of technology and telecommunications services or our inability to attract and retain the necessary technologists could have a material adverse effect on our business, financial condition, results of operations and prospects.

•	Our results of operations and ability to grow could be materially affected if we cannot adapt our services and solutions to changes in technology and client expectations.

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Fluctuations against the U.S. dollar in the local currencies in the countries in which we operate could have a material effect on our results of operations. Our business depends on a strong brand and corporate reputation, and if we are not able to maintain and enhance our brand, our ability to expand our client base will be impaired and our business and operating results will be adversely affected.

•	Competitive pricing pressure may reduce our revenue or gross profits and adversely affect our financial results.

•	The success of our business depends on our senior management and key employees.

•	Our management team has limited experience managing a public company.

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The ongoing COVID-19 pandemic, including the resulting global economic uncertainty and measures taken in response to the pandemic, has adversely impacted our business, financial condition and results of operations, especially in the first half of 2020, and may continue to do so.

•	Our Sponsor and our Co-Founders control us and their interests may conflict with ours or yours in the future.

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The dual class structure of our common stock will have the effect of concentrating voting control with those stockholders who held our common stock prior to the completion of this offering, and it may depress the trading price of our Class A common stock.

Please see “Risk Factors” for a discussion of these and other factors you should consider before making an investment in shares of our Class A common stock.

TaskUs, Inc. was incorporated in Delaware on July 27, 2018, under the name TU TopCo, Inc. On December 14, 2020, we changed our name to TaskUs, Inc. Our principal executive offices are located at 1650 Independence Drive, Suite 100, New Braunfels, Texas 78132 and our telephone number is (888) 400-8275.

Recent Developments

Cash Dividend

On April 9, 2021, our board of directors declared a cash dividend in the aggregate amount of $50.0 million, or $5.45 per share (without giving effect to the                 -for-1 forward split of our common stock), to holders of our common stock (the “2021 Dividend”). The 2021 Dividend was paid on April 16, 2021 using available cash. See “Executive and Director Compensation—Narrative Disclosure to Summary Compensation Table—2021 Dividend.”

Amendment to Our 2019 Credit Agreement

On April 30, 2021, we entered into Amendment No. 1 to our 2019 Credit Agreement (as defined herein) with the existing lenders providing for $50.0 million incremental revolving credit commitments on the same terms as our existing revolving credit facility. See “Description of Certain Indebtedness—Senior Secured Credit Facilities.”

The Offering

Class A common stock offered by TaskUs, Inc.	shares.

Class A common stock offered by the selling stockholders	shares.

Option to purchase additional shares from the selling stockholders	The selling stockholders have granted the underwriters an option for a period of 30 days to purchase up to additional shares of Class A common stock from the selling stockholders.

Class A common stock outstanding after giving effect to this offering	shares (or shares if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

Class B common stock outstanding after giving effect to this offering	shares (or shares if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

Total Class A and Class B common stock outstanding after giving effect to this offering	shares.

Use of proceeds

We estimate that the net proceeds to TaskUs, Inc. from this offering, after deducting estimated underwriting discounts and commissions and before estimated offering expenses, will be approximately $                 million.

We intend to use the net proceeds received by us from this offering, together with cash on hand, to satisfy payments of approximately $                  million in respect of vested phantom shares, including $                 million in respect of vested phantom shares held by certain of our executive officers, that will become due upon the completion of this offering, based on an assumed initial public offering price of $                 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, including $                 million in deferred dividend payments in respect of such vested phantom shares. We intend to use the remainder of the net proceeds, if any, from this offering for general corporate purposes, which may include but are not limited to future acquisitions.

We will not receive any proceeds from the sale of shares of Class A common stock offered by the selling stockholders (including any sales pursuant to the underwriters’ option to purchase additional shares from the selling stockholders).

Voting rights	We have two classes of common stock: Class A common stock and Class B common stock. The rights of the holders of Class A common stock and

Class B common stock are identical, except with respect to voting, transfer and conversion rights. Class A common stock is entitled to one vote per share and Class B common stock is entitled to ten votes per share.

Holders of our Class A common stock and Class B common stock will generally vote together as a single class, unless otherwise required by law or our amended and restated certificate of incorporation. Each share of our Class B common stock may be convertible into one share of our Class A common stock at any time and will convert automatically upon certain transfers and upon the earlier of (i) seven years from the filing and effectiveness of our amended and restated certificate of incorporation in connection with this offering and (ii) (x) with respect to our Sponsor, the first date on which the aggregate number of shares of our Class B common stock held by our Sponsor ceases to represent at least 5% of the aggregate number of our outstanding shares of common stock and (y) with respect to each Co-Founder, the first date on which the aggregate number of shares of our Class B common stock held by such Co-Founder ceases to represent at least 5% of the aggregate number of our outstanding shares of common stock. The holders of our outstanding Class B common stock will hold         % of the combined voting power of our outstanding capital stock following this offering (or         % if the underwriters exercise their option to purchase additional shares in full), with our directors, executive officers, and holders of 5% or more of our common stock and their respective affiliates holding         % of the combined voting power in the aggregate (or         % if the underwriters exercise their option to purchase additional shares in full). These stockholders will have the ability to control the outcome of matters submitted to our stockholders for approval, including the election of our directors and the approval of any change of control transaction. See the sections titled “Principal and Selling Stockholders” and “Description of Capital Stock” for additional information.

Controlled company	After the completion of this offering, our Sponsor and our Co-Founders will beneficially own approximately % of the combined voting power of our Class A common stock and Class B common stock (or % if the underwriters exercise their option to purchase additional shares in full). As a result, we will be a “controlled company” under Nasdaq rules. As a controlled company, we qualify for, and intend to rely on, exemptions from certain corporate governance requirements of Nasdaq.

Dividend policy	We have no current plans to pay dividends on our common stock following this offering. Any decision to declare and pay dividends in the future will be made at the sole discretion of our board of directors and will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions and other factors that our board of directors may deem relevant. Because we are a holding company and have no direct operations, we will only be able to pay dividends from funds we receive from our subsidiaries. In addition, our ability to pay dividends is limited by covenants in our existing indebtedness and may be limited by the agreements governing any indebtedness we or our subsidiaries may incur in the future. See “Dividend Policy.”

Directed share program	At our request, the underwriters have reserved for sale, at the initial public offering price, up to 5% of the Class A common stock being offered for sale, to certain individuals associated with the Company. We will offer these shares to the extent permitted under applicable regulations. Any directors and officers that buy shares of Class A common stock through the directed share program will be subject to a 180-day lock-up period with respect to such shares, which restriction may be waived with the prior written consent of the representatives of the underwriters. The number of shares of Class A common stock available for sale to the general public in this offering will be reduced to the extent that such persons purchase such reserved shares. Any reserved shares not purchased will be offered by the underwriters to the general public on the same terms as the other shares of Class A common stock. See “Underwriting (Conflicts of Interest).”

Risk factors	See “Risk Factors” for a discussion of risks you should carefully consider before deciding to invest in our Class A common stock.

Proposed Nasdaq trading symbol	“TASK”

The number of shares of our Class A common stock and Class B common stock that will be outstanding after this offering is based on                 shares of our common stock outstanding as of March 31, 2021, without giving effect to the                 -for-1 forward split of our common stock, and reflects the                 -for-1 forward split of our common stock, the reclassification of all                  outstanding shares of our common stock (after giving effect to the                 -for-1 forward split) into an equal number of shares of Class B common stock (in which all of our existing shareholders immediately prior to such reclassification will participate equally), which will occur after the effectiveness of the registration statement of which this prospectus forms a part and prior to the closing of this offering (the “Class B Reclassification”), the subsequent conversion of                  shares of Class B common stock into an equivalent number of shares of Class A common stock in connection with the sale of such shares by the selling stockholders in this offering and the issuance of                  shares of Class A common stock in connection with the offer by us of such shares in this offering.

In this prospectus, unless otherwise indicated, the number of shares of Class A common stock and Class B common stock outstanding and the other information based thereon does not reflect:

•

the conversion of                 shares of Class B common stock into an equal number of shares of Class A common stock upon exercise of the underwriters’ option to purchase additional shares of common stock from the selling stockholders;

•

                 shares of Class A common stock issuable upon the exercise of options to purchase share of our Class A common stock outstanding as of March 31, 2021, pursuant to the 2019 TaskUs, Inc. Stock Incentive Plan (the “2019 Stock Incentive Plan”); and

•

                 shares of Class A common stock that may be granted under the TaskUs, Inc. 2021 Omnibus Incentive Plan (the “Omnibus Incentive Plan”), which will become effective in connection with the completion of this offering (which number includes the Founder Awards and the IPO Awards (each as defined under “Executive and Director Compensation—IPO-Related Equity Grants”) and excludes any potential future increases pursuant to the terms of the Omnibus Incentive Plan). See “Executive and Director Compensation—Omnibus Incentive Plan” and “Executive and Director Compensation—IPO-Related Equity Grants”. The shares of Class A common stock that may be issued pursuant to the Founder Awards and the IPO Awards include:

◾	shares of Class A common stock issuable in connection with the settlement of time-based restricted stock units (“RSUs”) that will be granted under our Omnibus Incentive Plan,

which will become effective in connection with the completion of this offering to Mr. Maddock and certain other officers and employees. See “Executive and Director Compensation—IPO-Related Equity Grants”;

◾

                shares of Class A common stock issuable in connection with the settlement of performance-based restricted stock units (“PSUs”) that will be granted under our Omnibus Incentive Plan, which will become effective in connection with the completion of this offering to Mr. Maddock and certain other officers and employees. See “Executive and Director Compensation—IPO-Related Equity Grants”; and

◾

                shares of Class A common stock issuable upon the exercise of stock options that will be granted under our Omnibus Incentive Plan, which will become effective in connection with the completion of this offering to Mr. Maddock and certain other officers and employees, with an exercise price equal to the initial public offering price. See “Executive and Director Compensation—IPO-Related Equity Grants.”

In addition, all share information reflects a                  -for-1 forward split of our common stock, to occur after the effectiveness of the registration statement of which this prospectus forms a part and prior to the closing of this offering.

Summary Historical Consolidated Financial and Other Data

The following tables present summary historical financial and other data for the periods and as of the dates indicated and should be read in conjunction with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Selected Historical Consolidated Financial Data” and the consolidated financial statements and notes thereto included elsewhere in this prospectus.

The summary historical consolidated financial information presented below for the years ended December 31, 2020 and 2019 have been derived from our audited consolidated financial statements and related notes included elsewhere in this prospectus. The summary historical consolidated financial information presented below for the period from October 1, 2018 through December 31, 2018 (Successor) and the period from January 1, 2018 through September 30, 2018 (Predecessor) have been derived from our audited consolidated financial statements and related notes not included in this prospectus. The period from October 1, 2018 through December 31, 2018 (Successor) and the period from January 1, 2018 through September 30, 2018 (Predecessor) are distinct reporting periods, and certain financial information for the Successor period is not comparable to the Predecessor period due to a new basis of accounting resulting from the application of acquisition accounting in connection with the Blackstone Acquisition. The summary historical consolidated financial information presented below for the three months ended March 31, 2021 and 2020 have been derived from our unaudited condensed consolidated financial statements and related notes included elsewhere in this prospectus. Our unaudited condensed consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements and, in the opinion of our management, reflect all normal recurring adjustments necessary for the fair statement of our consolidated results for these periods. The results for any interim period are not necessarily indicative of the results that may be expected for the full year. Our historical results are not necessarily indicative of the results that may be expected for any future period.

The unaudited combined financial information for Full Year 2018 represents the mathematical addition of our Predecessor’s results of operations from January 1, 2018 through September 30, 2018, and the Successor’s results of operations from October 1, 2018 through December 31, 2018. Each of the Predecessor and Successor periods from January 1, 2018 through September 30, 2018 and October 1, 2018 through December 31, 2018, respectively, have been audited and are consistent with GAAP. However, the presentation of unaudited combined financial information for Full Year 2018 is not consistent with GAAP or with the pro forma requirements of Article 11 of Regulation S-X, and may yield results that are not comparable on a period-to-period basis primarily due to (i) the impact of required purchase accounting adjustments and (ii) the new basis of accounting established in connection with the Blackstone Acquisition. Such results are not necessarily indicative of what the results for the combined period would have been had the Blackstone Acquisition not occurred.

	Successor			Predecessor
	Year ended December 31, 2020	Year ended December 31, 2019	October 1, 2018 through December 31, 2018	January 1 2018 through September 30, 2018	Full Year 2018	Three months ended March 31, 2021	Three months ended March 31, 2020
					(unaudited)	(unaudited)
(in thousands, except per share amounts)
Statement of Income Data:
Service revenue	$478,046	$359,681	$85,709	$168,501	$254,210	$152,871	$102,429
Operating income	$50,329	$36,862	$3,690	$26,323	$30,013	$22,401	$5,494
Income before taxes	$44,419	$29,529	$2,508	$24,142	$26,650	$20,066	$1,854
Net income (loss)	$34,533	$33,940	$(871)	$33,094	$32,223	$16,507	$1,515
Net income (loss) per common share, basic and diluted	$3.76	$3.70	$(0.09)	$3.02	$3.06	$1.80	$0.17

	Successor
	December 31, 2020	December 31, 2019	December 31, 2018	March 31, 2021
(in thousands, except per share amounts)				(unaudited)
Balance Sheet Data:
Cash	$107,728	$37,541	$25,281	$135,493
Total assets	$707,506	$610,675	$585,380	$731,645
Current portion of debt	$45,984	$2,431	$450	$47,296
Long-term debt	$198,768	$204,874	$82,650	$196,257
Distributions paid per common share	$—	$14.72	$—	$—

	Year ended December 31, 2020	Year ended December 31, 2019	Full Year 2018
Key Operational Metrics:
Headcount (approx. at period end)(1)	23,600	18,400	13,800
Net revenue retention rate(2)	117%	139%	121%

(1)	“Headcount” refers to TaskUs employees as of the end of a given measurement period.
(2)

“Net revenue retention rate” is an important metric we calculate annually to measure the retention and growth in the use of our services by our existing clients. Our net revenue retention rate as of a given fiscal year is calculated using a measurement period consisting of the two consecutive fiscal years ending with and including the most recent applicable fiscal year. Next, we define our “base cohort” as the population of clients that were using our services during the entire 12-month period of the first year of the measurement period. Net revenue retention rate is calculated as the quotient obtained by dividing (a) the revenue generated by the base cohort in the second year of measurement by (b) the revenue generated by the base cohort in the first year of measurement. The decline in the net revenue retention rate for the year ended December 31, 2020 as compared to the previous year was primarily driven by the impact of the COVID-19 pandemic due to the reduction in volumes for certain clients in the ride sharing and self-driving autonomous vehicle markets who experienced a decline in their end customer volumes, which were significantly impacted by the lockdown restrictions globally. Normalizing for the decline in volume from the ride sharing and self-driving autonomous vehicle markets, net revenue retention rate in 2020 would have been approximately 126%. We expect the uncertainty related to these markets to continue throughout the duration of the COVID-19 pandemic. Additionally, the net revenue retention rate for the year ended December 31, 2019 reflected the rapid growth in revenue attributable to our largest client during the year, as compared to more steady state year over year revenue growth for our largest client for the year ended December 31, 2020, contributing to the remainder of the change in the net revenue retention rate.

	Successor			Predecessor
	Year ended December 31, 2020	Year ended December 31, 2019	October 1, 2018 through December 31, 2018	January 1 2018 through September 30, 2018	Full Year 2018	Three months ended March 31, 2021	Three months ended March 31, 2020
(in thousands, except margin amounts)					(unaudited)	(unaudited)
Non-GAAP Financial Measures:
Adjusted Net Income(1)	$69,364	$52,975	$9,797	$22,591	$32,388	$28,198	$10,163
Net Income (Loss) Margin	7.2%	9.4%	(1.0)%	19.6%	12.7%	10.8%	1.5%
Adjusted Net Income Margin(1)	14.5%	14.7%	11.4%	13.4%	12.7%	18.4%	9.9%
EBITDA(2)	$90,903	$72,056	$12,400	$33,236	$45,636	$32,562	$13,523
Adjusted EBITDA(2)	$106,887	$74,239	$18,356	$38,594	$56,950	$39,541	$17,459
Adjusted EBITDA Margin(2)	22.4%	20.6%	21.4%	22.9%	22.4%	25.9%	17.0%

(1)

Adjusted Net Income is a non-GAAP profitability measure that represents net income or loss for the period before the impact of amortization of intangible assets and certain items that are considered to hinder comparison of the performance of our businesses on a period-over-period basis or with other businesses. During the periods presented, we exclude from Adjusted Net Income offering costs, transaction related costs associated with the Blackstone Acquisition and the tax benefit associated with certain of such costs, the effect of foreign currency gains and losses, losses on disposals of assets, COVID-19 related expenses, severance costs, lease termination costs, natural disaster costs and contingent consideration, which include costs that are required to be expensed in accordance with GAAP, and non-recurring expenses incurred in connection with the COVID-19 pandemic. Our management believes that the inclusion of supplementary adjustments to net income (loss) applied in presenting Adjusted Net Income are appropriate to provide additional information to investors about certain material non-cash items and about unusual items that we do not expect to continue at the same level in the future.

The following table reconciles net income (loss), the most directly comparable GAAP measure, to Adjusted Net Income:

	Successor			Predecessor
	Year ended December 31, 2020	Year ended December 31, 2019	October 1, 2018 through December 31, 2018	January 1 2018 through September 30, 2018	Full Year 2018	Three months ended March 31, 2021	Three months ended March 31, 2020
(in thousands, except margin amounts)					(unaudited)	(unaudited)
Net income (loss)	$34,533	$33,940	$(871)	$33,094	$32,223	$16,507	$1,515
Amortization of intangible assets	18,847	18,847	4,712	—	4,712	4,712	4,712
Offering costs(a)	896	—	—	—	—	3,329	—
Transaction related costs(b)	—	—	5,769	3,685	9,454	—	—
Foreign currency (gains) losses(c)	(1,511)	(2,039)	(395)	1,680	1,285	787	1,404
Loss (gain) on disposal of assets(d)	1,116	2,227	582	(7)	575	27	(5)
Tax benefit from transaction related costs(e)	—	—	—	(15,861)	(15,861)	—	—
COVID-19 related expenses(f)	7,541	—	—	—	—	2,394	2,439
Severance costs(g)	2,557	—	—	—	—	—	98
Lease termination costs(h)	1,815	—	—	—	—	—	—
Natural disaster costs (i)	—	—	—	—	—	442	—
Contingent consideration(j)	3,570	—	—	—	—	—	—

Adjusted Net Income	$69,364	$52,975	$9,797	$22,591	$32,388	$28,198	$10,163

Net Income (Loss) Margin(k)	7.2%	9.4%	(1.0)%	19.6%	12.7%	10.8%	1.5%
Adjusted Net Income Margin(k)	14.5%	14.7%	11.4%	13.4%	12.7%	18.4%	9.9%

(a)	Represents one-time professional service fees related to the preparation for a potential initial public offering that have been expensed during the period.
(b)

Transaction related costs include professional services fees totaling $9.2 million and compensation expense for bonuses paid to certain employees for services rendered in connection with the Blackstone Acquisition totaling $0.3 million.

(c)

Realized and unrealized foreign currency gains and losses include the effect of fair market value changes of forward contracts and remeasurement of U.S. dollar-denominated accounts to foreign currency.

(d)

Gain and loss on disposal of assets mainly resulted from the writeoff of leasehold improvements associated with the termination of certain of our real estate leases during the year ended December 31, 2020 and moving to permanent locations and consolidation of sites in the United States during the year ended December 31, 2019.

(e)	Tax benefit recognized for transaction related costs deducted for tax purposes but not attributable to either the Predecessor or Successor period and therefore expense recognized “on the line.”
(f)

Represents incremental expenses incurred that relate to the transition to and operational enablement of a virtual operating model and incentive and leave pay granted to employees that are directly attributable to the COVID-19 pandemic.

(g)	Represents severance payments as a result of certain cost optimization measures we undertook during the year.
(h)	Represents one-time costs associated with the termination of lease agreements for two of our U.S. facilities attributable to the COVID-19 pandemic.
(i)	Represents one-time costs associated with emergency housing, transportation costs and bonuses for our employees in connection with the severe winter storm in Texas in February 2021.
(j)

Represents non-recurring payments that are due to the sellers in the Blackstone Acquisition for certain tax benefits realized as a result of the net operating loss (“NOL”) carrybacks permitted as a result of the CARES Act (as defined in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—COVID-19—Cash and Cost Management”).

(k)	Net Income (Loss) Margin represents net income divided by service revenue and Adjusted Net Income Margin represents Adjusted Net Income divided by service revenue.

(2)

EBITDA is a non-GAAP profitability measure that represents net income or loss for the period before the impact of the benefit from or provision for income taxes, financing expenses, depreciation, and amortization of intangible assets. EBITDA eliminates potential differences in performance caused by variations in capital structures (affecting financing expenses), tax positions (such as the availability of net operating losses against which to relieve taxable profits), the cost and age of tangible assets (affecting relative depreciation expense) and the extent to which intangible assets are identifiable (affecting relative amortization expense).

Adjusted EBITDA is a non-GAAP profitability measure that represents EBITDA before certain items that are considered to hinder comparison of the performance of our businesses on a period-over-period basis or with other businesses. During the periods presented, we exclude from Adjusted EBITDA offering costs, transaction related costs associated with the Blackstone Acquisition, the effect of foreign currency gains and losses, losses on disposals of assets, accelerated expense for certain unamortized debt financing costs related to the settlement of our 2018 Credit Facility, COVID-19 related expenses, severance costs, lease termination costs, natural disaster costs and contingent consideration, which include costs that are required to be expensed in accordance with GAAP, and non-recurring expenses incurred in connection with the COVID-19 pandemic. Our management believes that the inclusion of supplementary adjustments to EBITDA applied in presenting Adjusted EBITDA are appropriate to provide additional information to investors about certain material non-cash items and about unusual items that we do not expect to continue at the same level in the future.

The following table reconciles net income (loss), the most directly comparable GAAP measure, to EBITDA and Adjusted EBITDA:

	Successor			Predecessor
	Year ended December 31, 2020	Year ended December 31, 2019	October 1, 2018 through December 31, 2018	January 1 2018 through September 30, 2018	Full Year 2018	Three months ended March 31, 2021	Three months ended March 31, 2020
(in thousands, except margin amounts)					(unaudited)	(unaudited)
Net income (loss)	$34,533	$33,940	$(871)	$33,094	$32,223	$16,507	$1,515
Provision for (benefit from) income taxes	9,886	(4,411)	3,379	(8,952)	(5,573)	3,559	339
Financing expenses(a)	7,482	7,351	1,527	511	2,038	1,581	2,243
Depreciation	20,155	16,329	3,653	8,583	12,236	6,203	4,714
Amortization of intangible assets	18,847	18,847	4,712	—	4,712	4,712	4,712

EBITDA	90,903	72,056	12,400	33,236	45,636	32,562	13,523

Offering costs(b)	896	—	—	—	—	3,329	—
Transaction related costs(c)	—	—	5,769	3,685	9,454	—	—
Foreign currency (gains) losses(d)	(1,511)	(2,039)	(395)	1,680	1,285	787	1,404
Loss (gain) on disposal of assets(e)	1,116	2,227	582	(7)	575	27	(5)
Settlement of 2018 Credit Facility(f)	—	1,995	—	—	—	—	—
COVID-19 related expenses(g)	7,541	—	—	—	—	2,394	2,439
Severance costs(h)	2,557	—	—	—	—	—	98
Lease termination costs(i)	1,815	—	—	—	—	—	0
Natural disaster costs(j)	—	—	—	—	—	442	—

Contingent consideration(k)	3,570	—	—	—	—	—	—

Adjusted EBITDA	$106,887	$74,239	$18,356	$38,594	$56,950	$39,541	$17,459

Net Income (Loss) Margin(l)	7.2%	9.4%	(1.0)%	19.6%	12.7%	10.8%	1.5%
Adjusted EBITDA Margin(l)	22.4%	20.6%	21.4%	22.9%	22.4%	25.9%	17.0%

(a)

Financing expenses include interest expense, commitment fees on undrawn amounts, and debt financing costs related to our 2018 Credit Facility and 2019 Credit Facilities. For the year ended December 31, 2019, we accelerated expense recognition for certain debt financing costs upon settlement of our 2018 Credit Facility, which were included in financing expenses in our consolidated statements of income, but which have been separately included as a non-recurring adjustment to arrive at Adjusted EBITDA.

(b)	Represents one-time professional service fees related to the preparation for a potential initial public offering that have been expensed during the period.
(c)

Transaction related costs include professional services fees totaling $9.2 million and compensation expense for bonuses paid to certain employees for services rendered in connection with the Blackstone Acquisition totaling $0.3 million.

(d)

Realized and unrealized foreign currency gains and losses include the effect of fair market value changes of forward contracts and remeasurement of U.S. dollar-denominated accounts to foreign currency.

(e)

Gain and loss on disposal of assets mainly resulted from the writeoff of leasehold improvements associated with the termination of certain of our real estate leases during the year ended December 31, 2020 and moving to permanent locations and consolidation of sites in the United States during the year ended December 31, 2019.

(f)	Debt financing costs for which expense was accelerated upon settlement of our 2018 Credit Facility.
(g)

Represents incremental expenses incurred that relate to the transition to and operational enablement of a virtual operating model and incentive and leave pay granted to employees that are directly attributable to the COVID-19 pandemic.

(h)	Represents severance payments as a result of certain cost optimization measures we undertook during the year.
(i)	Represents one-time costs associated with the termination of lease agreements for two of our U.S. facilities attributable to the COVID-19 pandemic.
(j)	Represents one-time costs associated with emergency housing, transportation costs and bonuses for our employees in connection with the severe winter storm in Texas in February 2021.
(k)	Represents non-recurring payments that are due to the sellers in the Blackstone Acquisition for certain tax benefits realized as a result of the NOL carrybacks permitted as a result of the CARES Act.
(l)	Net Income (Loss) Margin represents net income divided by service revenue and Adjusted EBITDA Margin represents Adjusted EBITDA divided by service revenue

RISK FACTORS

An investment in shares of our Class A common stock involves a high degree of risk. You should carefully consider the following information about these risks, together with the other information contained in this prospectus, before investing in shares of our Class A common stock. Any of the following risks could have an adverse effect on our business, financial condition, results or operations or prospects and could cause the trading price of our Class A common stock to decline, which would cause you to lose all or part of your investment. Our business, financial condition, results of operations or prospects could also be harmed by risks and uncertainties not currently known to us or that we currently do not believe are material.

Risks Related to Our Business and Industry

Our business is dependent on key clients, and the loss of a key client could have an adverse effect on our business and results of operations.

We derive a substantial portion of our revenue from a few key clients who generally retain us across multiple service offerings. Our top five clients accounted for 56% of our revenue for the fiscal year ended December 31, 2020. Our top client accounted for an aggregate of 32% of our revenue for the fiscal year ended December 31, 2020, across multiple service offerings. The loss of all or a portion of our business with, or the failure to retain a significant amount of business with, any of our key clients could have a material adverse effect on our business, financial condition and results of operations. In addition, our ability to maintain, increase and collect revenue from our top clients depends in part on the financial condition of those clients. Further, our reliance on any individual client for a significant portion of our revenue may give that client a certain degree of pricing leverage against us when negotiating contracts and terms of service and solutions.

Our contracts are typically one to three years in length with automatic renewal provisions, but certain contracts may provide for termination at the client’s convenience with advance notice and may or may not include penalties or required payments in the event the termination right is exercised. Our clients may terminate contracts before completion or choose not to renew contracts, and our clients may be unable or unwilling to pay for services we performed. A loss of business or non-payment from significant clients could materially affect our results of operations.

Our ability to maintain continuing relationships with our major clients and successfully obtain payment for our services and solutions is essential to the growth and profitability of our business. We enter into contractual arrangements, typically from one to three years in length, with our clients to help manage pricing or counter pricing pressure. However, the volume of work performed for any specific client is likely to vary from year to year, especially since we generally are not our clients’ exclusive outsourcing provider and we generally do not have long-term commitments from clients to purchase our services and solutions. Some of our service agreements restrict our ability to perform similar services, either generally or in certain sites, for certain of our clients’ competitors under specific circumstances. We may in the future enter into additional agreements with clients that restrict our ability to accept assignments from, or render similar services to, those clients’ customers, require us to obtain our clients’ prior written consent to provide services to their customers or restrict our ability to compete with our clients, or bid for or accept any assignment for which those clients are bidding or negotiating.

We may also fail to adequately or accurately assess the creditworthiness of our clients. Our clients’ ability to terminate engagements with or without cause, including for convenience, or opt for month to month contracts and our clients’ inability or unwillingness to pay for services we have performed makes our future revenues and profitability uncertain.

In addition, the services and solutions we provide to our clients, and the revenue and income from those services and solutions, may decline or vary as the type and quantity of services and solutions we provide changes over time. In order to successfully perform and market our services and solutions, we must establish and maintain multi-year close relationships with our clients and develop a thorough understanding of their businesses. Our ability to maintain these close relationships is essential to the growth and profitability of our business. If we fail to maintain these relationships and successfully obtain new engagements from our existing clients, we may not achieve our revenue growth and other financial goals.

There are a number of factors relating to our clients that are outside of our control, which have in some cases led them to terminate or not renew a contract or project with us, or be unable to pay us, including:

•	financial difficulties;

•	a demand for price reductions by that client;

•	corporate restructuring, or mergers and acquisitions activity;

•	our inability to complete our contractual commitments and bill and collect our contracted revenues;

•	change in strategic priorities or economic conditions, resulting in elimination of the impetus for the project or a reduced level of technology related spending;

•	change in outsourcing strategy resulting in moving more work to the client’s in-house technology departments or to our competitors;

•	government regulation that affects our clients’ business;

•	replacement of existing software with packaged software supported by licensors; and

•	uncertainty and disruption to the global markets including due to public health pandemics, such as the ongoing COVID-19 pandemic.

Termination or non-renewal of a client contract could cause us to experience a higher than expected number of unassigned employees and thus compress our margins until we are able to reallocate our headcount. Clients that delay payment, request modifications to their payment arrangements, or fail to meet their payment obligations to us could increase our cash collection time or cause us to incur bad debt expense. The loss of any of our major clients or a significant decrease in the volume of work they outsource to us or the price they are willing or able to pay us, if not replaced by new service engagements and revenue, could materially adversely affect our revenues and results of operations.

We may fail to cost-effectively acquire new, high-growth clients, which would adversely affect our business, financial condition and results of operations.

Our continued growth depends on our ability to cost-effectively acquire new clients, particularly high-growth companies where there is a significant opportunity to expand our relationship in subsequent periods. Our ability to acquire new clients, in turn, depends on our ability to attract, train, retain and motivate sales and marketing personnel; our ability to remain competitive in our industry; our ability to anticipate and address the technological and geographic needs of our clients; and our ability to foster awareness of our services and our brand, among other factors. In addition, our ability to attract new clients in new industry verticals, new geographies and with respect to new services or solutions will depend on our ability to effectively train our sales and marketing personnel and develop effective strategies to communicate the value of our services to decision-makers at prospective clients in those industries and geographies. Our clients operate in highly competitive industries that are subject to constant change and disruption. To the extent that our clients do not succeed, we will need to identify and attract new clients that we believe present opportunities for growth and expansion with TaskUs. We cannot guarantee that we will continue to identify or attract new clients, including high-growth, brand-defining consumer technology companies.

Even when we do attract new clients, such new client wins may not result in significant revenue. Some clients start their TaskUs relationship with a relatively small engagement, and there can be no assurance that we will be able to expand the relationship or that the client will not terminate. Accordingly, net revenue retention, win rate and new client wins should not be viewed as leading indicators of our revenue. In addition, a significant portion of the revenue we recognize in each period is derived from agreements entered into in prior periods. Consequently, a decline in sales to new clients or a decline in renewals or upsells with existing clients in any one period may not be immediately reflected in our results of operations for such period, but could be reflected in future periods.

If we provide inadequate service or cause disruptions in our clients’ businesses or fail to comply with the quality standards required by our clients under our agreements, it could result in significant costs to us, the loss of our clients and damage to our corporate reputation.

Any defects or errors or failure to meet clients’ expectations in the performance of our contracts could result in claims for substantial damages against us. Our contracts generally limit our liability for damages that arise from negligent acts, errors, mistakes or omissions in rendering services to our clients. However, we cannot be sure that these contractual provisions will protect us from liability for damages in the event we are sued. In some circumstances, we have agreed to high liability limitations or unlimited liability for some claims, such as intellectual property infringement or a data security breach. Certain liabilities, such as claims of third parties for intellectual property infringement and breaches of data protection and security requirements, for which we may be required to indemnify our clients, could be substantial. The successful assertion of one or more large claims against us in amounts greater than those covered by our current insurance policies could materially adversely affect our business, financial condition and results of operations. Even if such assertions against us are unsuccessful, we may incur reputational harm and substantial legal fees. In addition, a failure or inability to meet a contractual requirement could seriously damage our reputation and limit our ability to attract new business.

In certain instances, we guarantee clients that we will launch a campaign by a scheduled date or that we will maintain certain service levels. We are generally not subject to monetary penalties for failing to complete projects by the scheduled date, but may suffer reputational harm and loss of future business if we do not meet our contractual commitments. In addition, if a project experiences a performance problem, we may not be able to recover the additional costs we will incur, which could exceed revenue realized from a project. Under our managed service contracts, we may be required to pay liquidated damages if we are unable to maintain agreed-upon service levels.

In addition, many of our client contracts contain service level and performance requirements, including requirements relating to the quality of our solutions. Failure to meet service requirements or real or perceived errors made by our employees in the course of delivering our solutions could result in a reduction of revenue, which could have a material adverse effect on our business, financial condition, results of operations and prospects. In addition, many of our services and solutions, such as Content Security, require our employees to make judgments that may be subject to negative publicity or otherwise be scrutinized in hindsight, and in some cases our clients have sought to hold us responsible for or distance themselves from real or perceived errors of judgment.

Unauthorized or improper disclosure of personal or other sensitive information, or security breaches and incidents, whether inadvertent or purposeful, including as the result of a cyber-attack, could result in liability and harm our reputation, each of which could adversely affect our business, financial condition, results of operations and prospects.

Our business depends significantly upon our technology infrastructure, data, equipment, and systems. Our clients also typically provide data and systems that our employees use to provide services to those clients. Internal or external attacks on either our or our clients’ technology infrastructure, data, equipment, or systems could disrupt the normal operations of our and our clients’ businesses, including by impeding our ability to provide critical solutions to our clients. In addition, in the ordinary course of our business we collect, use, store, process, and transmit information about our employees, our clients and customers of our clients, including personal information and protected health information. While we believe we take reasonable measures to protect the security of, and against unauthorized or other improper access to, our technology infrastructure, data, equipment, and systems, including with respect to personal, protected health, and proprietary information, it is possible that our security controls and practices may not prevent unauthorized or other improper access to our technology infrastructure, data, equipment, or systems, or the disclosure of personal, protected health or proprietary information. In addition, we rely on systems provided by third parties, which have in the past suffered and may also in the future suffer security breaches or incidents. Such unauthorized or other improper access, disclosures, security breaches or incidents may be inadvertent, or may come about due to intentional misconduct or other malfeasance or by human error or technical malfunctions, including those caused by hackers, employees, contractors, or vendors.

Cybersecurity threats and attacks may take on a variety of forms, ranging from inadvertent disclosures or acts by employees to purposeful attacks by individuals and groups of hackers and even sophisticated organizations, including state-sponsored actors. Cybersecurity risks may result from viruses, worms, and other malicious software programs, including phishing attacks, to hacking or other significant security incidents (e.g., ransomware attacks) targeted against information technology infrastructure and systems, any of which could result in (i) disclosure, unauthorized access to, or corruption of data, including personal information, confidential information and proprietary information, (ii) defective products, including as a result of system and production downtimes, and (iii) interruptions in the ability to operate our business. Any of the foregoing could subject us to liability or damage our reputation. In addition, as the techniques used to obtain unauthorized access or sabotage systems change frequently and may not be identified until they are first launched against a target, despite our efforts to secure our technology infrastructure, data, equipment, and systems, we may be unable to anticipate all attacks or to implement adequate preventative measures against them.

Any unauthorized access, acquisition, use, or destruction of data we collect, store, process or transmit, the unavailability of such data, or other disruptions of our ability to provide services and solutions to our clients, regardless of whether it originates or occurs on our systems or those of third party service providers or our clients, could expose us to significant liability under our contracts, as well as to regulatory actions, litigation, investigations, remediation obligations, damage to our reputation and brand, supplemental disclosure obligations, loss of client, customer, consumer, and partner confidence in the security of our applications, impairment to our business, and corresponding fees, costs, expenses, loss of revenues, and other potential liabilities as well as increased costs or loss of revenue or other harm to our business. In addition, if a high profile security breach occurs within our industry, our clients and potential clients may lose trust in the security of our systems and information even if we are not directly affected.

In addition, as we continue to evaluate new solutions and services for our clients, these new solutions or services, or the third-party components we use to provide such solutions, may contain or introduce cybersecurity threats or vulnerabilities to our clients’ information technology networks, either intentionally or unintentionally. Our clients may maintain their own proprietary, sensitive, regulated or confidential information that could be compromised in a cybersecurity attack or incident, or their systems may be disabled or disrupted as a result of such an attack or incident. Our clients, regulators, or other third parties may attempt to hold us liable, through contractual indemnification clauses or directly, for any such losses or damages resulting from such an attack.

Content moderation is a large portion of our business. The long term impacts on the mental health and well-being of our employees doing this work are unknown. This work may lead to stress disorders and may create liabilities for us. This work is also subject to significant press and regulatory scrutiny. As a result, we may be subject to negative publicity or liability, or face difficulties retaining and recruiting employees, any of which could have an adverse effect on our reputation, business, financial condition and results of operations.

Some of our clients maintain platforms and websites that permit users to post content that is made generally available on these platforms and websites. These posts sometimes contain content that is defamatory, pornographic, hateful, violent, racist, scandalous, obscene, offensive, objectionable, or illegal, or that otherwise violates the policies of our clients (“Prohibited Content”). In addition to Prohibited Content, employees review posts that are political in nature, which may constitute objectionable content for some employees. Some of our employees work as content moderators on behalf of our clients, screening posts for Prohibited Content. While we believe that content moderation is a vital part of maintaining an open and safe internet for everyone, employees exposed to Prohibited Content on a regular basis are more likely to develop mental health issues, such as stress disorders, or experience other negative health impacts, and are more likely to resign from their employment. In addition, employers of content moderators, including our company, have been subject to significant negative media coverage and other public relations challenges, as well as legal actions by or on behalf of content moderators claiming significant damages for mental health issues allegedly developed while on the job. Additionally, content moderation is subject to regulation in certain jurisdictions and we may receive inquiries from government authorities and regulators regarding our compliance with laws and regulations, many of which are evolving and subject to interpretation.

We are dedicated to improving the efficiency and accuracy of content moderation while also mitigating its impact on the health and well-being of our content moderator employees. Despite these efforts, we could be subject to claims made by such employees. These claims could lead to liability and negative publicity, harm our reputation, and impact our ability to retain or recruit employees to work as content moderators. For example, we may be required under applicable law to provide accommodations for employees who experience or who assert they are experiencing such mental health consequences. These accommodations could result in increased costs and reductions in the availability of employees who can perform content moderation work for our clients. Our content moderation employees may also make claims under workers’ compensation programs or other public or private insurance programs in connection with their employment or applicable labor or other laws. Any such employee claims or demands could result in increased costs, and could lead us to limit our content moderation business entirely, any of which would adversely impact our business, financial condition and results of operations.

In addition to employee-related controversies surrounding content moderation, companies that are engaged in content moderation, including certain of our clients, are under increasing scrutiny by both the public and lawmakers to be more transparent about how content moderation decisions are made and about the guidelines they create. We also face scrutiny for our application of our client guidelines. Our content moderation employees may erroneously or deliberately make content moderation decisions, many of which may be subjective in nature, that are inconsistent with client guidelines, which could result in a failure to meet our clients’ expectations or adverse publicity, either of which could impair our reputation and our ability to retain existing clients or attract new clients or expose us to liability to users of client platforms. In addition, the content that our content moderation employees analyze is selected for review by our clients’ systems and moderated by our employees based on our clients’ policies and rules, and the tools used by our clients to identify content may fail to identify content that violates relevant content policy or community guidelines or, in certain jurisdictions, legal requirements. Although the methods employed to select content for review are not within the scope of the services we provide, the failure of objectionable content to be appropriately moderated on our clients’ platforms, for whatever reason, could adversely impact our reputation for content moderation service delivery and our ability to attract and retain clients.

Our business, and those of our clients, are subject to laws related to content moderation in some jurisdictions. In the United States, the Communications Decency Act (“CDA”) Section 230 provides protection to those who provide “interactive computer services” (e.g., websites, social media platforms) from being liable for the speech of their users (with certain exceptions). The law also shields interactive computer services from civil liability for a good faith action voluntarily taken to restrict access to or availability of content that the provider or user considers to be obscene, lewd, lascivious, filthy, excessively violent, harassing, or otherwise objectionable, whether or not such material is constitutionally protected. The content moderation that is both required and permitted by CDA Section 230 is currently a topic of significant debate in the United States, with some taking the position that interactive computer services are using CDA Section 230 to censor speech, and others taking the position that not enough action is being taken to remove Prohibited Content. As a result of our content moderation business, we risk being part of this ongoing controversy, which could result in negative publicity and harm our ability to retain and attract clients, and negatively impact our business, financial condition and results of operations.

Furthermore, changes to CDA Section 230 are currently being debated by lawmakers, but the final content of these changes, if any, are currently unknown. In October of 2020, the chair of the Federal Communications

Commission (“FCC”) announced that the FCC will be drafting regulations to clarify the meaning of CDA Section 230. Changes to CDA Section 230 remain uncertain, and could have a significant impact on our business, including by requiring us to comply with additional regulations, subjecting our business, and the businesses of our clients, to increased liability for content moderation activities, significantly increasing our expenses to comply with applicable laws and regulations, or shrinking the market for content moderation, any of which would adversely impact our business, financial condition and results of operations.

Our failure to detect and deter criminal or fraudulent activities or other misconduct by our employees could result in loss of trust from our clients and negative publicity, which would have an adverse effect on our business and results of operations.

Because we have access to our clients’ sensitive and confidential information in the ordinary course of our business, our employees have engaged and could engage in criminal, fraudulent or other conduct prohibited by applicable law, client contracts or internal policy. The remote work environment implemented in our response to the COVID-19 pandemic and our inability to maintain access controls on physical space has reduced our ability to monitor employee conduct and has elevated the risk of our employees engaging in such conduct undetected by us. For example, employees may exfiltrate data from client systems by using cameras to photograph their computer screens or provide unauthorized users with access to our and clients’ computer systems. Since transitioning to a remote work environment, we have detected increased incidence of attempted employee fraud. For example, certain of our employees have abused their access to client systems to confer benefits, such as credits for our clients’ services, on themselves or their associates, improperly collected sensitive customer data such as credit card or other payment information and engaged in other malfeasance, which has in certain cases resulted in harm to our relationships with impacted clients. Although we terminate employees when our investigations establish misconduct and have implemented measures designed to identify and deter such misconduct, such as fraud prevention training, there can be no assurance that such measures will prevent or detect further employee misconduct. If our employees use their access to our and our clients’ systems as a conduit for criminal activity or other misconduct, our clients and their customers may not consider our services and solutions safe and trustworthy, and we could receive negative press coverage or other public attention as a result. Such loss of trust and negative publicity could cause our existing clients to terminate or reduce the scope of their dealings with us and harm our ability to attract new clients, which would have an adverse effect on our business and results of operations. Further, we may be subject to claims of liability by our clients or their customers based on the misconduct or malfeasance of our employees, and our insurance policies may not cover all potential claims to which we are exposed or indemnify us for all liability.

Global economic and political conditions, especially in the social media and meal delivery and transport industries from which we generate most of our revenue, could adversely affect our business, results of operations, financial condition and prospects.

Our results of operations may vary based on the impact of changes in the global economy and political environment on us and our clients. While it is often difficult to predict the impact of general economic conditions on our business, unfavorable economic conditions, such as those that occurred during the global financial crisis and economic downturn that began in 2008, would adversely affect the demand for some of our clients’ products and services and, in turn, could cause a decline in the demand for our services and solutions and materially adversely affect our revenues, financial condition and results of operations. We derive a significant portion of our revenues from high-growth consumer technology companies located in the United States. In particular, a substantial portion of our clients are concentrated in the social media, meal delivery and transport industries. The transportation, hospitality, entertainment, e-commerce and retail industries are particularly sensitive to the economic environment, and tend to decline during general economic downturns. Some of these industries and some of our clients within these industries have been particularly impacted by the COVID-19 pandemic. Our business growth largely depends on continued demand for our services and solutions from clients in these industries and other industries that we may target in the future, as well as on trends in these industries to purchase such services and solutions or to move such services and solutions in-house.

In addition, as many of our clients are venture-backed technology companies that have not yet attained profitability, our clients may be particularly susceptible to economic downturns, especially if economic or financial conditions impair their ability to access continued funding. If the U.S. economy further weakens or slows, or a negative or an uncertain political climate persists, pricing for our services and solutions may be depressed and our clients may reduce or postpone their spending significantly, which may, in turn, lower the demand for our services and solutions and negatively affect our revenues and profitability. Additionally, several of our clients, particularly in the transportation, hospitality, entertainment, e-commerce, and retail industries, have experienced substantial price competition. As a result, we face increasing price pressure from such clients, which, if continued, would negatively affect our operating and financial performance. For these reasons, among others, the occurrence of unfavorable economic and political conditions could adversely affect our business, results of operations, financial condition and prospects.

Our business is heavily dependent upon our international operations, particularly in the Philippines and India, and any disruption to those operations would adversely affect us.

Our business and future growth depend largely on continued demand for our services performed in the Philippines and the United States. During the fiscal year ended December 31, 2020, we derived 56% of our revenue from work performed in the Philippines and 36% of our revenue from work performed in the United States. Outside of the Philippines and the United States, a substantial portion of our operations are conducted in India. The Philippines has experienced political instability, acts of natural disaster, such as typhoons and flooding, and the occasional health and security threat and continues to be at risk of similar and other events that may disrupt our operations. In addition, we have benefited from many policies of the Government of India and the Indian state government in the state in which we operate which are designed to promote foreign investment. There is no assurance that such policies will continue. Various factors, such as changes in the central or state governments, could trigger significant changes in India’s economic liberalization and deregulation policies and disrupt business and economic conditions in India generally and our business in particular. We also conduct operations in Mexico, Taiwan, Ireland and Greece which are subject to various risks germane to those locations.

Our international operations, particularly in the Philippines and India, and our ability to maintain our offshore sites in those jurisdictions are an essential component of our business model, as the labor costs in certain of those jurisdictions are substantially lower than the cost of comparable labor in the United States and other developed countries, which allows us to competitively price our solutions. Our competitive advantage would be greatly diminished and may disappear altogether as a result of a number of factors, including:

•	political unrest;

•	social unrest;

•	terrorism or war;

•	health pandemics (including the COVID-19 pandemic) or epidemics;

•	failure of power grids in certain of the countries in which we operate, which are subject to frequent outages;

•	currency fluctuations;

•	changes to the laws of the jurisdictions in which we operate; or

•	increases in the cost of labor and supplies in the jurisdictions in which we operate.

Our business and our international operations may also be affected by actual or threatened trade war or other governmental action related to trade restrictions, such as tariffs or other trade controls. If we are unable to continue to leverage the skills and experience of our international workforce, particularly in the Philippines and India, we may be unable to provide our solutions at an attractive price and our business could be materially and negatively impacted.

Our business may also be affected by the United Kingdom’s departure from the European Union (“Brexit”). The United Kingdom formally left the European Union on January 31, 2020, with a transitional period which ended on December 31, 2020. There is continued uncertainty surrounding the future relationship between the United Kingdom and the European Union, including trade agreements between the United Kingdom and European Union. Additionally, long-term risks of Brexit include economic recessions in the United Kingdom or other European markets and currency instability for both the British Pound Sterling and the Euro. Although we do not expect any direct adverse impact on our business from Brexit, any adverse impact of Brexit on our clients may reduce their demand for our services and solutions.

Our business is subject to a variety of U.S. and international laws and regulations, including those regarding privacy and data security, and we or our clients may be subject to regulations related to the handling and transfer of certain types of sensitive and confidential information. Any failure to comply with applicable privacy and data security laws and regulations could harm our business, results of operations and financial condition.

We and our clients are subject to privacy- and data security-related laws and regulations that impose obligations in connection with the collection, use, storage, transfer, dissemination, security, and/or other processing of personal information and other sensitive or regulated data. Existing U.S. federal and various state and foreign privacy- and information security-related laws and regulations are rapidly evolving and subject to potentially differing interpretations, and we expect that legislative and regulatory bodies will expand existing or enact new laws and regulations regarding privacy- and information security-related matters in the future. New laws, amendments to, or re-interpretations of existing laws and regulations, rules of self-regulatory bodies, industry standards and contractual obligations may each impact our business and practices, and we may be required to expend significant resources to adapt to these changes, or stop offering our services and solutions in certain countries. In addition, because the scope of these laws is changing and may be subject to differing interpretations, and may be inconsistent among countries and jurisdictions in which we operate, or conflict with other rules, it may be costly for us to comply with these laws and regulations, and our attempts to comply with them may adversely affect our business, results of operations and financial condition.

The U.S. federal and various state and foreign governments have adopted or proposed limitations on, or requirements regarding, the collection, retention, storage, use, processing, sharing, and disclosing of personal information. The U.S. Federal Trade Commission and numerous state attorneys general are applying federal and state consumer protection laws to impose standards on the collecting, retaining, storing, using, processing, sharing, and disclosing of personal information, and to the security measures applied to such information. Similarly, many foreign countries and governmental bodies, including the EU member states, have laws and regulations concerning the collection, retention, storage, use, processing, sharing, and disclosing of personal information obtained from individuals located, or business operating, in the such countries. For example, the European Union General Data Protection Regulation (“GDPR”) became effective on May 25, 2018, and has resulted and will continue to result in significantly greater compliance burdens and costs for companies with customers, users, or operations in the European Union. Under GDPR, fines of up to 20 million Euros or up to 4% of the annual global revenues of the infringer, whichever is greater, can be imposed for violations. The GDPR imposes several stringent requirements for organizations that control or process personal information and could make it more difficult or more costly for us to use and share personal information in the ordinary course of our business. In addition, the exit of the United Kingdom from the European Union has created two parallel data protection regimes, with the UK law mirroring the GDPR many ways, including with respect to potential fines and penalties. In addition, the California Consumer Privacy Act (“CCPA”), which went into effect on January 1, 2020, limits how we may collect and use personal data. The effects of the CCPA potentially are far-reaching and may require us to modify our data processing practices and policies and incur substantial compliance-related costs and expenses. Under the CCPA, in the event of a data breach affecting California residents’ personal information as a result of failure to maintain reasonable security procedures and practices can trigger a private right of action lawsuit, and as a result data breach litigation is likely to increase. Damages available for private rights of action range from $100 to $750 per violation or actual damages, whichever greater, with injunctive or declaratory relief also possible. In addition to the data breach private right of action, the California Attorney

General may independently bring administrative actions for civil penalties of $2,500 per violation, or up to $7,500 per violation if intentional. Some observers have noted that the CCPA could mark the beginning of a trend toward more stringent privacy legislation in the U.S., which could increase our potential liability related to privacy and data security under United States law, require us to change our business practices, and adversely affect our business. Other states and the United States federal government are considering comprehensive privacy laws, and on March 2, 2021, the Virginia Consumer Data Protection Act (“CDPA”) was signed into law. The CDPA becomes effective January 1, 2023, and contains provisions that require businesses to conduct data protection assessments in certain circumstances, and that require opt-in consent from consumers to process certain sensitive personal information.

Both the European Union and California are also considering or have already passed new regulations and laws. The European Union is considering another draft data protection regulation, known as the Regulation on Privacy and Electronic Communications, or ePrivacy Regulation, which would replace the current ePrivacy Directive and addresses topics such as unsolicited marketing and cookies. Originally planned to be adopted and implemented at the same time as the GDPR, the ePrivacy Regulation has been delayed. Recent discussions were cancelled due to the COVID-19 pandemic, further delaying enactment of this regulation, the details of which remain in flux. Additionally, in November 2020, California voters approved a ballot initiative known as the California Privacy Rights Act of 2020 (“CPRA”). The CPRA will amend the CCPA by creating additional privacy rights for California consumers and additional obligations on businesses and will take effect in most material respects on January 1, 2023 (with application to data collected beginning on January 1, 2022). Implementation of either the ePrivacy Directive or the CPRA could require us to expend additional time and effort to comply with these new regulations and laws, and we could be subject to new or increased fines, individual claims, commercial liabilities, or regulatory penalties.

In addition, the Court of Justice of the European Union (“CJEU”) issued a decision on July 16, 2020, invalidating the EU-US Privacy Shield Framework on which we and certain of our services providers relied to conduct data transfers in compliance with the GDPR. While the decision did not invalidate standard contractual clauses, another mechanism for making cross-border transfers, the decision has called the validity of standard contractual clauses into question under certain circumstances, and has made the legality of transferring personal information from the EU to the United States more uncertain. Specifically, the CJEU stated that companies must now assess the validity of standard contractual clauses on a case by case basis, taking into consideration whether the standard contractual clauses provide sufficient protection in light of any access by the public authorities of the third country to where the personal information is transferred, and the relevant aspects of the legal system of such third country. In addition, if we were to cease our compliance with our Privacy Shield commitments, we could still be subject to action by the Federal Trade Commission. This decision, and increased uncertainty surrounding data transfers from the EU to the U.S., may increase our costs of compliance, impede our ability to transfer data and conduct our business, and may harm our business or results of operations. In addition, it is still unclear whether transfer of data from the EU to the United Kingdom will remain lawful under the GDPR. On December 24, 2020, the United Kingdom and EU entered into a Trade and Cooperation Agreement, which provides for a transitional period during which the United Kingdom will be treated like an EU member state in relation to processing and transfers of personal data for four months from January 1, 2021. This may be extended by two further months. The EU Commission issued a draft adequacy decision for the UK on February 19, 2021, but this has not yet been adopted. If the adequacy decision is not adopted after the period provided for in the Trade and Cooperation Agreement, the United Kingdom will be a “third country” under the GDPR unless the European Commission adopts an adequacy decision in respect of transfers of personal data to the United Kingdom.

In the United States, the federal government, including the White House, the Federal Trade Commission, the Department of Commerce and Congress, and many state governments are reviewing the need for greater regulation of the collection, processing, storage, sharing, disclosure, use and security of information concerning consumer behavior with respect to online services, including regulations aimed at restricting certain targeted advertising practices and collection and use of data from mobile devices. This review may result in new laws or the promulgation of new regulations or guidelines. For example, the State of California and other states have passed laws relating to disclosure of companies’ practices with regard to Do-Not-Track signals from internet browsers, the ability to delete information of minors, and data breach notification requirements. Outside the European Union and the United States, a number of countries have adopted or are considering privacy laws and regulations that may result in significant greater compliance burdens.

Data privacy and security are active areas and new laws and regulations are likely to be enacted. We expect that there will continue to be new proposed laws, regulations and industry standards concerning privacy, data protection and information security in the United States, the European Union and other jurisdictions, and we cannot yet determine the impact such future laws, regulations and standards may have on our business. Because global laws, regulations, industry standards and other legal obligations concerning privacy and data security have continued to develop and evolve rapidly, it is possible that we or our business may not be, or may not have been, compliant with each such applicable law, regulation, industry standard or other legal obligation. We or our third-party service providers could be adversely affected if legislation or regulations are expanded to require changes in our or our third-party service providers’ business practices or if governing jurisdictions interpret or implement their legislation or regulations in ways that negatively affect our or our third-party service providers’ business, results of operations or financial condition. Any such new laws, regulations, other legal obligations or industry standards, or any changed interpretation of existing laws, regulations or other standards may require us to incur additional costs and restrict our business operations. If our privacy or data security measures fail to comply with current or future laws, regulations, policies, legal obligations or industry standards, we may be subject to litigation, regulatory investigations, fines or other liabilities, as well as negative publicity and a potential loss of business.

Although we believe we take reasonable efforts to comply with all applicable laws and regulations with respect to security of our own systems, networks, and data, we rely heavily on the use of our clients’ systems to perform services, and we have no ability to control our clients’ systems, policies and practices or ensure that there are adequate safeguards in place with respect to these systems. There can be no assurance that we will not be subject to regulatory action, including fines, in the event of an incident or actual or perceived non-compliance. We also strive to comply with applicable industry standards and codes of conduct relating to privacy and information security, and are subject to the terms of our own privacy policies and privacy-related obligations to third parties. Any failure or perceived failure by us to comply with applicable laws and regulations, our privacy policies, our privacy-related obligations to clients, customers or other third parties, our data disclosure and consent obligations, or any compromise of security that results in the unauthorized disclosure, transfer or use of personal or other information, may result in governmental enforcement actions, litigation or public statements critical of us by consumer advocacy groups or others and could cause our clients to lose trust in us, which could have an adverse effect on our business. Further, although we generally obtain and rely on contractual representations that our clients are in compliance with applicable laws and regulations, any such failure or perceived failure by our clients with respect to their users, customers or other third parties, or any failure or perceived failure of our clients to follow their publicly posted privacy policies or other agreements with their users, customers, or other third parties, may result in similar consequences to them and, to the extent our work for such clients is associated with such failure or perceived failure, to us. For example, the data collection and processing activities of certain of our clients have been the subject of negative commentary relating to such clients’ privacy practices. Additionally, if third parties we work with violate applicable laws, our policies or other privacy or security-related obligations, such violations may also put our clients’ information at risk and could in turn have an adverse effect on our business. Governmental agencies may also request or take data for national security or informational purposes, and also can make data requests in connection with criminal or civil investigations or other matters, which could harm our reputation and our business.

Certain of our clients are engaged in highly regulated industries and require solutions that ensure security given the nature of the content and information being distributed and associated applicable regulatory requirements. In particular, our employees may access protected health information in compliance with the requirements of the Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act, and related regulations, which are collectively referred to as HIPAA. HIPAA imposes privacy, security and breach notification obligations on certain health care providers, health plans, and health care clearinghouses, known as covered entities, as well as their business associates that perform certain services that involve creating, receiving, maintaining or transmitting protected health information for or on behalf of such covered entities. Persons that are found to be in violation of HIPAA may be subject to significant civil, criminal and administrative fines and penalties and/or additional reporting and oversight obligations if required to enter into a resolution agreement and corrective action plan with HHS to settle allegations of HIPAA non-compliance. Further, persons that knowingly obtain, use, or disclose protected health information maintained by a HIPAA covered entity in a manner that is not authorized or permitted by HIPAA may be subject to criminal penalties. As a “business associate,” we are directly liable for compliance with HIPAA’s privacy and security requirements. We also have obligations under the business associate agreements that we are required to enter into with certain clients that are covered by HIPAA and certain subcontractors that we engage in connection with our business operations. Compliance efforts can be expensive and burdensome, and if we fail to comply with our obligations under HIPAA we may be subject to penalties, mitigation and breach notification expenses, private litigation and contractual damages, corrective action plans and related regulatory oversight and reputational harm.

In addition to privacy and data security requirements under applicable laws, we are subject to the Payment Card Industry Data Security Standards (“PCI-DSS”) a self-regulatory standard that requires companies that process payment card data to implement certain data security measures. If we or our payment processors fail to comply with the PCI-DSS, we may incur significant fines or liability and lose access to major payment card systems. Failure to maintain PCI-DSS standards may amount to a violation of certain contractual obligations to our clients or may impair our ability to attract or retain business. Industry groups may in the future adopt additional self-regulatory standards by which we are legally or contractually bound.

Our business depends in part on our capacity to invest in technology as it develops, and substantial increases in the costs of technology and telecommunications services or our inability to attract and retain the necessary technologists could have a material adverse effect on our business, financial condition, results of operations and prospects.

The use of technology in our industry has and is expected to continue to expand and change rapidly. Our business depends, in part, upon our ability to develop and implement solutions that anticipate and keep pace with continuing changes in technology, industry standards and client preferences. We may incur significant expenses in an effort to keep pace with client preferences for technology or to gain a competitive advantage through technological expertise or new technologies.

If we do not recognize the importance of a particular new technology to our business in a timely manner, are not committed to investing in and developing or adopting such new technology and applying these technologies to our business, or are unable to attract and retain the technologists necessary to develop and implement such technologies, our current solutions may be less attractive to existing and new clients, and we may lose market share to competitors who have recognized these trends and invested in such technology. There can be no assurance that we will have sufficient capacity or capital to meet these challenges. Any such failure to recognize the importance of such technology, a decision not to invest in and develop or adopt such technology that keeps pace with evolving industry standards and changing client demands, or an inability to attract and retain the technologists necessary to develop and implement such technology could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our results of operations and ability to grow could be materially affected if we cannot adapt our services and solutions to changes in technology and client expectations.

Our growth and profitability will depend on our ability to develop and adopt new services and solutions that expand our existing offerings by leveraging new technological trends and cost efficiencies in our operations, while meeting rapidly evolving client expectations. As technology evolves, more tasks currently performed by our team members may be replaced by automation, robotics, artificial intelligence, chatbots and other technological advances, which puts our lower-skill tier one customer care offerings at risk. These technology innovations could potentially reduce our business volumes and related revenues, unless we are successful in adapting and deploying them profitably.

We may not be successful in anticipating or responding to our client expectations and interests in adopting evolving technology solutions, and their integration in our offerings may not achieve the intended enhancements or cost reductions. Services and solutions offered by our competitors may make our services and solutions not competitive or even obsolete and may negatively impact our clients’ interest in our solutions. Our failure to innovate, maintain technological advantages, or respond effectively and timely to transformational changes in technology could have a material adverse effect on our business, financial condition, and results of operations.

Fluctuations against the U.S. dollar in the local currencies in the countries in which we operate could have a material effect on our results of operations.

A majority of our revenues are in U.S. Dollars and our costs are primarily in local currencies, including the U.S Dollar, Philippine Peso, Indian Rupee, Mexican Peso, Euro and Taiwanese Dollar. While we utilize hedging contracts, an appreciation of local currencies against the U.S. Dollar would cause a net adverse impact to our profitability. Our exchange rate forward contracts are not designated hedges under Accounting Standards Codification Topic 815, Derivatives and Hedging. Because our financial statements are presented in U.S. dollars and revenues are primarily generated in U.S. dollars, whereas some portion of the cost is incurred in foreign currencies, any significant unhedged fluctuations in the currency exchange rates between the U.S. dollar and the currencies of countries in which we incur costs in local currencies will affect our results of operations and financial statements. This may also affect the comparability of our financial results from period to period, as we convert our subsidiaries’ statements of financial position into U.S. dollars from local currencies at the period-end exchange rate, and income and cash flow statements at average exchange rates for the year. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Trends and Factors Affecting our Performance.”

As we increase our revenues from non-U.S. sites or expand our solution delivery or back office footprint to other international locations, this effect may be magnified. We may in the future engage in additional hedging strategies in an effort to reduce the adverse impact of fluctuations in foreign currency exchange rates, which may not be successful. See also “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Disclosures About Market Risk— Foreign Currency Risk.”

Our business depends on a strong brand and corporate reputation, and if we are not able to maintain and enhance our brand, our ability to expand our client base will be impaired and our business and operating results will be adversely affected.

Our corporate reputation is a significant factor in our clients’ and prospective clients’ determination of whether to engage us. We believe the TaskUs brand name and our reputation are important corporate assets that help distinguish our services from those of our competitors and also contribute to our efforts to recruit and retain talented employees. However, our corporate reputation is susceptible to damage by actions or statements made by current or former employees or clients, competitors, vendors, adversaries in legal proceedings and government regulators, as well as members of the investment community and the media. Our reputation could also be harmed by our association with certain clients with high visibility in the public. There is a risk that negative information about our company, even if based on false rumor or misunderstanding, could adversely affect our business. In particular, damage to our reputation could be difficult and time consuming to repair, could make potential or existing clients reluctant to select us for new engagements, resulting in a loss of business, and could adversely affect our recruitment and retention efforts. Damage to our reputation could also reduce the value and effectiveness of our TaskUs brand name and investor confidence in us and result in a decline in the price of our Class A common stock.

Competitive pricing pressure may reduce our revenue or gross profits and adversely affect our financial results.

The prices for our services and solutions may decline for a variety of reasons, including pricing pressures from our competitors, pricing leverage from clients, anticipation of the introduction of new solutions by our competitors, or promotional programs offered by us or our competitors. In particular, we tend to face increased pricing pressure from our key clients as we grow the existing services and solutions we provide to our key clients or expand our business with them by cross-selling new services and solutions. In addition, competition continues to increase in the markets in which we operate, and we expect competition to further increase in the future. If we are unable to maintain our pricing due to competitive pressures or other factors, our margins will be reduced and our gross profits, business, financial condition and results of operations would be adversely affected.

The success of our business depends on our senior management and key employees.

Our success depends on the continued service and performance of our senior management, particularly Bryce Maddock, our Co-Founder and Chief Executive Officer, and Jaspar Weir, our Co-Founder and President, and other key employees. In each of the industries in which we participate, there is competition for experienced senior management and personnel with industry-specific expertise. We may not be able to retain our key personnel or recruit skilled personnel with appropriate qualifications and experience. The loss of key members of our personnel, particularly to competitors, could have a material adverse effect on our business, financial condition, results of operations and prospects.

We currently do not maintain key man life insurance for any of the members of our senior management team or other key employees. We also do not have long-term employment contracts with all of our key employees. If one or more of our senior executives or key employees are unable or unwilling to continue in their present positions, it could disrupt our business operations, and we may not be able to replace them easily, on a timely basis or at all.

If any of our senior management team or key employees joins a competitor or forms a competing company, we may lose clients, suppliers, know-how and technology professionals and staff members to them. Also, if any of our sales executives or other sales personnel, who generally maintain close relationships with our clients, join a competitor or form a competing company, we may lose clients to that company, and our revenue may be materially adversely affected. Additionally, there could be unauthorized disclosure or use of our technical knowledge, business practices or procedures by such personnel. Any non-competition, non-solicitation or non-disclosure agreements we have with our senior executives or key employees might not provide effective protection to us in light of legal uncertainties associated with the enforceability of such agreements.

Our management team has limited experience managing a public company.

Most members of our management team have limited experience managing a publicly traded company, interacting with public company investors, and complying with the increasingly complex laws pertaining to public companies. Our management team may not successfully or efficiently manage our transition to being a public company that is subject to significant regulatory oversight and reporting obligations under the federal securities laws and the continuous scrutiny of securities analysts and investors. These new obligations and constituents will require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could harm our business, financial condition and results of operations.

The ongoing COVID-19 pandemic, including the resulting global economic uncertainty and measures taken in response to the pandemic, has adversely impacted our business, financial condition and results of operations, especially in the first half of 2020, and may continue to do so.

The COVID-19 pandemic has had a widespread and detrimental effect on the global economy and has adversely impacted our business and results of operations, especially in the first half of 2020. Although we successfully mobilized and implemented a virtual operating model in 2020 in response to the pandemic, we are unable to accurately predict the full impact that the COVID-19 pandemic, including new and more virulent strains of the virus, will have on our results from operations, financial condition, liquidity and cash flows due to numerous uncertainties, including the duration and severity of the COVID-19 pandemic and the success of containment and vaccination measures. Our compliance with additional health and safety measures has impacted our day-to-day operations and disrupted our business and the business of our clients. Because the severity, magnitude and duration of the COVID-19 pandemic and its economic consequences are highly uncertain, rapidly changing and difficult to predict, the ultimate impact of the COVID-19 pandemic on our business, financial condition and results of operations remains unknown.

The extent to which the COVID-19 pandemic continues to adversely impact our business and results of operations will depend on numerous evolving factors that are difficult to predict and outside of our control, including: the duration and scope of the COVID-19 pandemic; actions taken by governments and other parties, including our clients, in response to the COVID-19 pandemic; the impact of the COVID-19 pandemic on economic activity and actions taken in response; the effect of the COVID-19 pandemic on our clients and client demand for our services and solutions; the ability of our clients to pay for our services and solutions on time or at all; our ability to sell and provide our services and solutions to clients and prospects; the ability of our employees to continue to successfully work remotely without suffering productivity issues due to, among other things, their own illness or the illness of family members, distractions at home, including family issues or virtual school learning for their children and/or unreliable or unstable internet connections; and our ability to fully resume operations in our sites affected by, among other things, the ability of certain of our employees to rejoin working in our sites, the difficulties our employees may face commuting due to limited or a lack of public transportation, and the unpredictability as to the timing of fully reopening our sites.

We have experienced travel bans, states of emergency, quarantines, lockdowns, “shelter in place” orders, business restrictions and shutdowns in the countries where we operate. In the interest of the health and safety of our employees and due to restrictions imposed by national or local governments, in March 2020 we rapidly mobilized our operations to deliver our services remotely from the homes of our individual employees. This effort posed, and continues to pose, numerous operational risks and logistical challenges and has increased certain costs and risks to our business, including increased demand on our information technology resources and systems that were designed for most of our employees to work from our sites and not remotely, inability to use or access facilities, enhanced risk that remote assets like computers or routers might be damaged or not returned, the movement of assets from a tax free zone to a work from home location that might trigger new increased taxation should the tax authorities decide to reinstate requirements of being on-site for special tax treatment that were temporarily waived during COVID-19, increased equipment costs due to the inability to use the same equipment, such as computers, IT equipment and workspaces, for multiple shifts, increased phishing, ransomware and other cybersecurity attacks as cybercriminals try to exploit the uncertainty surrounding the COVID-19 pandemic, and increased data privacy and security risks as substantially all our employees work remotely from environments that may be less secure than those of our sites. In 2020, we incurred $7.5 million in costs and expenses related to the transition to a virtual operating model and incentive and leave pay granted to employees that were directly attributable to the COVID-19 pandemic. Any failure to effectively manage these risks, including to timely identify and appropriately respond to any cyberattacks, may adversely affect our business. Further, we currently and may in the future face lease disputes with our landlords over rents demanded during COVID-19 lockdown or “shelter in place” orders.

In addition, certain of our clients have not consented (or may not continue to consent) to or have limited programs eligible for work-at-home arrangements in connection with the services we deliver to them. Further, certain of our employees have been unable to transition to a work-at-home environment due to broadband and/or work environment deficiencies in their homes, and as a result we have been unable to fully staff as needed and to deliver at the same volumes to the same extent we were prior to the onset of the COVID-19 pandemic. We are also exposed to the risk that continued government-imposed restrictions or frequently changing government-imposed restrictions, such as enhanced quarantine areas, lockdowns or cessation of transportation which adversely affect our employees’ ability to access our sites, could further disrupt our ability to provide our services and solutions and result in, among other things, terminations of client contracts and losses of revenue or additional costs borne by us to provide temporary housing or transportation to our employees to allow them to access our sites, which could also leave us vulnerable to risks related to employee safety, road hazards and other related hazards. In response to the COVID-19 pandemic, we regularly clean and sanitize equipment in our sites between shifts, observe Centers for Disease Control and Prevention and Occupational Safety and Health Administration guidelines and guidelines issued by equivalent agencies in foreign jurisdictions, and keep our sites closed until 30 days after local governments permit such sites to reopen. Even after implementing social distancing, enhanced cleaning procedures and other mitigating measures, there is no guarantee that we will not have an outbreak of the virus that causes COVID-19 at one of our sites, which could result in a significantly reduced workforce due to infection or a significant percentage of our workforce in a site being quarantined due to exposure as a result of contact tracing, and a governmental authority could close our site as a result, which could impact cash flows from operations and liquidity. Further, even with respect to clients who have consented to work-at-home arrangements for some or all of their programs, there is no guarantee that these clients will continue to permit these work-at-home arrangements and revocation by any clients of their consent to these arrangements could also result in loss of revenue in the future.

Our business strategy depends in part on our employee-centered culture. The significant personal and business challenges presented by the COVID-19 pandemic, including the potentially life-threatening health risks to employees and their families and friends, the closures of schools and the unavailability of various services that some of our employees rely upon, such as childcare or public transportation, may adversely impact employee productivity and result in increased absenteeism and leaves of absence.

We have experienced and may continue to experience reluctance of the workforce to return to our sites during the COVID-19 pandemic due to concerns related to returning to a communal workplace including, for their own health if they are part of a vulnerable population or have vulnerable family members at home and enhanced government unemployment incentives that may result in temporarily higher income from unemployment that may exceed local prevailing wages and may make it more difficult for us to encourage our workforce to return to work or hire a sufficient number of employees to support our contractual commitments or may result in higher costs, higher turnover and reduced operational efficiencies, which could, in the aggregate, have a material adverse impact on our results of operations.

Social distancing rules and other government mandates in connection with the COVID-19 pandemic may continue to impact the structure and configuration of our sites, where employees work in close proximity. If these new regulatory requirements remain in effect for the medium-term or the long-term, we may be forced to make significant capital investments to reconfigure our existing sites and to accept lower capacity utilization than the utilization priced under our multi-year contracts or to expand our capacity into new space in certain geographies to accommodate our workforce, which will result in increased capital expenditures and a degradation of our gross margin and profitability under the negotiated cost structures for the client. If we are unable to recoup these additional costs by renegotiating our contracts or by adjusting the price when we renew our contracts or otherwise adjust our cost structure to absorb them, our margins and profitability will be impacted and will result in adverse impact on our results of operations. Further, such rules and regulations may impair our ability to develop and implement agile workforce strategies, which would reduce our ability to meet any increase in client demand for our services. We could also see an increase in health care costs for employees due to emerging regulations regarding COVID-19 testing, telemedicine, and in the future, coverage for any vaccine. Historically, pandemic conditions have led to sweeping changes in governmental regulations regarding the use and payment of sick time and vacation/leave time, which could have a material adverse effect on our future labor costs.

The effects of the COVID-19 pandemic could result in slowed decision-making and delayed planned work by our clients. Some of our clients, especially in the on-demand transportation industry, have experienced a decline in their end customer volumes because of lockdown restrictions globally, which has resulted in reduced demand from our services from those clients. As certain of our clients face reduced demand for their products and solutions, reduce their business activity and face increased financial pressure on their businesses, we have faced and expect to continue to face downward pressure on our pricing and gross margins due to pricing concessions to clients and requests from clients to extend payment cycles. In addition, some clients have been financially impacted by the COVID-19 pandemic and, as a result, have delayed and may continue to delay payments, which may have an adverse effect on our cash flows from operations. We have faced client bankruptcy and may continue to face a significantly elevated risk of client insolvency, bankruptcy or liquidity challenges where we may perform services and incurred expenses for which we are not paid. While several clients, especially in the On Demand Travel + Transportation, Social Media, Entertainment + Gaming, and Retail +e-Commerce industries, have witnessed an increase in demand driven by an increase in online commerce and content consumption, resulting in more demand for our services and solutions, such demand for our clients’ products and services may stabilize or decrease as the COVID-19 pandemic subsides, causing reduced demand for our services and solutions.

The overall uncertainty regarding the economic impact of the COVID-19 pandemic and the impact on our revenue growth could impact our cash flows from operations and liquidity. Increased currency exchange-rate fluctuations and an inability to recover costs or lost revenues or profits from insurance carriers could all adversely affect us, our financial condition and our results of operations. Additionally, the disruptions and volatility in the global and domestic capital markets may increase the cost of capital and limit our ability to access capital.

Our efforts to mitigate the negative effects of the COVID-19 pandemic on our business may not be effective, and if there is a protracted economic downturn, we and our clients may be affected. Even after the COVID-19 pandemic has subsided, we may continue to experience negative effects as a result of the COVID-19 pandemic’s global economic impact. Further, as this COVID-19 pandemic is unprecedented and continuously evolving, it may also affect our operating and financial results in a manner that is not presently known to us or in a manner that we currently do not consider will present significant risks to us or our operations.

For more information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—COVID-19.”

Risks Related to Macro-Economic, Geographical and Political Conditions

Natural events, health pandemics (including the COVID-19 pandemic) or epidemics, infrastructure breakdowns, wars, widespread civil unrest, terrorist attacks and other acts of violence involving any of the countries in which we or our clients have operations could adversely affect our operations and client confidence.

Natural events (such as floods, volcanic eruptions, tsunamis and earthquakes), health pandemics or epidemics, wars, widespread civil unrest, terrorist attacks and other acts of violence or war could result in significant worker absenteeism, increased attrition rates, lower asset utilization rates, voluntary or mandatory closure of our sites, our inability to meet dynamic employee health and safety requirements, our inability to meet contractual service levels for our clients, our inability to procure essential supplies, travel restrictions on our employees, and other disruptions to our business. For instance, the COVID-19 pandemic resulted in the mandatory closure of some of our sites. In particular, a natural disaster, catastrophic event or public health pandemic or epidemic could cause us or our clients to suspend all or a portion of their operations for a significant period of time, result in a permanent loss of resources, or require the relocation of personnel and material to alternate sites that may not be available or adequate. Such events could adversely affect global economies, worldwide financial markets and our clients’ levels of business activity and could potentially lead to economic recession, which could impact our clients’ purchasing decisions and reduce demand for our services and solutions and, consequently, adversely affect our business, financial condition, results of operations and cash flows.

In addition, global climate change is expected to result in certain natural disasters occurring more frequently or with greater intensity, such as tsunamis, cyclones, typhoons, drought, wildfires, sea-level rise, heavy rains and flooding. Any such disaster or series of disasters in areas where we have a concentration of sites, such as the Philippines, India, or Texas, could significantly disrupt our operations and have a material adverse effect on our business, results of operations and financial condition. For example, a significant portion of our operations are located in or near Manila, Philippines, in sites that are in close proximity to each other. A natural disaster, fire, earthquake, volcanic activity, tsunami, power interruption, work stoppage, outbreaks of pandemics or contagious diseases (such as the COVID-19 pandemic) or other calamity in the Manila metropolitan area would significantly disrupt our ability to deliver our solutions and services and operate our business.

Our sites, key technology systems and data and voice communications may also be damaged or disrupted as a result of technical disruptions such as electricity or infrastructure breakdowns, including from additional stress relating to an increase in working from home and Wi-Fi usage due to the COVID-19 pandemic, and including damage to telecommunications cables, computer glitches, power failures and electronic viruses or human-caused events such as protests, riots, labor unrest, terrorist attacks and cyberattacks. Such events, or any natural or weather-related disaster, could lead to the disruption of information systems and telecommunication services for sustained periods. They also may make it difficult or impossible for employees to reach our sites. Any significant failure, damage or destruction of our equipment or systems, or any major disruptions to basic infrastructure such as power and telecommunications systems in the sites in which we operate, could impede our ability to provide solutions to our clients and thus adversely affect their businesses, have a negative impact on our reputation and may cause us to incur substantial additional expenses to repair or replace damaged equipment, internet server connections, information technology systems or sites. Damage or destruction that interrupts our provision of services could adversely affect our reputation, our relationships with our clients, our leadership team’s ability to administer and supervise our business or it may cause us to incur substantial additional expenditure to repair or replace damaged equipment or sites. In addition, operations of our significant suppliers and distributors could be adversely affected if manufacturing, logistics or other operations in these locations are disrupted for any reason, such as those listed above, and, consequently, our operations could be adversely affected. Even if our operations are unaffected or recover quickly from any such events, if our clients cannot timely resume their own operations due to a catastrophic event, they may reduce or cancel their orders, which may adversely affect our results of operations. We may also be liable to our clients for disruption in service resulting from such damage or destruction. Any of these events, their consequences or the costs related to mitigation or remediation could have a material adverse effect on our business, financial condition, results of operations and prospects.

While we maintain property and business interruption insurance, our insurance coverage may not be sufficient to guarantee costs of repairing the damage caused by such disruptive events and such events may not be covered under our policies. Prolonged disruption of our services and solutions, even if due to events beyond our control, could also entitle our clients to terminate their contracts with us or result in other brand and reputational damages, which would have a material adverse effect on our business, financial condition, results of operations and prospects.

Our operations in emerging markets subject us to greater economic, financial, and banking risks than we would face in more developed markets.

We have significant operations in certain emerging market economies, including the Philippines and India. Emerging markets are vulnerable to market and economic volatility to a greater extent than more developed markets, which presents risks to our business and operations. A significant portion of our revenues are generated by services for companies headquartered in the United States. However, many of our personnel and sites are located in lower cost locations, including emerging markets. This exposes us to foreign exchange risks relating to revenues, compensation, purchases, capital expenditures, receivables and other balance-sheet items. As we continue to leverage and expand our global delivery model into other emerging markets, a larger portion of our revenues and incurred expenses may be in currencies other than U.S. dollars. Currency exchange volatility caused by economic instability or other factors could materially impact our results. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Disclosures About Market Risk.”

The economies of certain emerging market countries where we operate have experienced periods of considerable instability and have been subject to abrupt downturns. We have cash in banks in countries where the banking sector generally does not meet the banking standards of more developed markets, bank deposits made by corporate entities are not insured, and the banking system remains subject to instability. A banking crisis, or the bankruptcy or insolvency of banks that receive or hold our funds, particularly in the United States, may result in the loss of our deposits or adversely affect our ability to complete banking transactions in that region. In addition, some countries where we operate may impose regulatory or practical restrictions on the movement of cash and the exchange of foreign currencies within their banking systems, which would limit our ability to use cash across our global operations and increase our exposure to currency fluctuations. Emerging market vulnerability, and especially its impact on currency exchange volatility and banking systems, could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Our Growth and Business Strategies

We may face difficulties as we expand our operations into countries in which we have no prior operating experience and in which we may be subject to increased business and economic risks that could impact our results of operations.

We expect to continue to expand our international operations in order to maintain an appropriate cost structure and meet our clients’ needs, which may include opening sites in new jurisdictions and providing our services and solutions in additional languages. We expect our expansion efforts will include expanding into countries other than those in which we currently operate and where we have less familiarity with local procedures. It may involve expanding into less developed countries, which may have less political, social or economic stability and less developed infrastructure and legal systems. As we expand our business into new countries, we may encounter economic, regulatory, personnel, technological and other difficulties that increase our expenses or delay our ability to start up our operations or become profitable in such countries. This may affect our relationships with our clients and could have an adverse effect on our business, financial condition, results of operations and prospects.

Any new markets or countries into which we attempt to provide our services and solutions may not be receptive. In addition, our ability to manage our business and conduct our operations internationally requires considerable management attention and resources and is subject to the particular challenges of supporting a rapidly growing business in an environment of multiple languages, cultures, customs, legal and regulatory systems, alternative dispute systems, and commercial markets. International expansion has required, and will continue to require, investment of significant funds and other resources. Operating internationally subjects us to new risks and may increase risks that we currently face, including risks associated with:

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compliance with applicable international laws and regulations, including laws and regulations with respect to privacy, data protection, consumer protection, and unsolicited email, and the risk of penalties to our users and individual members of management or employees if our practices are deemed to be out of compliance;

•	recruiting and retaining talented and capable employees, and maintaining our company culture across our sites;

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providing our services and solutions and operating our business across a significant distance, in different languages and among different cultures, including the potential need to modify our services and solutions to ensure that they are culturally appropriate and relevant in different countries;

•	management of an employee base in jurisdictions, such as Greece and Ireland, that do not give us the same employment and retention flexibility as does the United States;

•	operating in jurisdictions that do not protect intellectual property rights to the same extent as does the United States;

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compliance by us and our business partners with anti-corruption laws, import and export control laws, tariffs, trade barriers, economic sanctions, and other regulatory limitations on our ability to provide our platform in certain international markets;

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foreign exchange controls that might require significant lead time in setting up operations in certain geographic territories and might prevent us from repatriating cash earned outside the United States;

•	political and economic instability;

•	changes in diplomatic and trade relationships, including the imposition of new trade restrictions, trade protection measures, import or export requirements, trade embargoes and other trade barriers;

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double taxation of our international earnings and potentially adverse tax consequences due to changes in the income and other tax laws of the United States or the international jurisdictions in which we operate; and

•	higher costs of doing business internationally, including increased accounting, travel, infrastructure, and legal compliance costs.

Compliance with laws and regulations applicable to our international operations substantially increases our cost of doing business in international jurisdictions. We may be unable to keep current with changes in laws and regulations. Although we have implemented policies and procedures designed to support compliance with these laws and regulations, there can be no assurance that we will always maintain compliance or that all of our employees, contractors, partners, and agents will comply. Any violations could result in enforcement actions, fines, civil and criminal penalties, damages, injunctions, or reputational harm. If we are unable to comply with these laws and regulations or manage the complexity of our global operations successfully, our business, financial condition and results of operations could be adversely affected.

We face substantial competition in our business.

The markets in which we compete, comprised of, among others, customer experience, content security and AI operations market segments, is highly competitive, highly fragmented and continuously evolving. We face competition from a variety of companies, including some of our own clients, which operate in distinct segments of the customer lifecycle journey. These industry segments are very competitive, and we expect competition to remain intense from a number of sources in the future. We believe that the most significant competitive factors in the markets in which we operate are service quality, value-added service offerings, industry experience, advanced technological capabilities, global coverage, reliability, scalability, security, price, employee wellness and culture. Our services and solutions may easily be replicated by our competitors, our existing and potential clients may choose our competitors over us for any of the foregoing reasons or for other reasons. The trend toward near-shore and offshore outsourcing, international expansion by foreign and domestic competitors and continued technological changes may result in new and different competitors entering our markets. These competitors may include entrants in geographical locations with lower costs than those in which we operate.

We compete with large multinational service providers; offshore service providers from lower-cost jurisdictions like various parts of India and Latin America, depending on the service, that offer similar services, often at highly competitive prices and aggressive contract terms; niche solution providers that compete with us in specific geographic markets, industry segments or service areas; companies that utilize new, potentially disruptive technologies or delivery models, including artificial intelligence powered solutions; and in-house functions of large companies that use their own resources, rather than outsourcing the Digital Customer Experience services we provide.

Some of our existing and future competitors have or will have greater financial, human and other resources, longer operating histories, larger geographic presence, greater technological expertise and more established relationships in the industries that we currently serve or may serve in the future. Also, our services can be moved from one provider to another. Accordingly, we have faced, and expect to continue to face, competition from new market entrants and incumbents. In addition, some of our competitors may enter into strategic or commercial relationships among themselves or with larger, more established companies in order to increase their ability to address client needs and reduce operating costs, or enter into similar arrangements with potential clients. Further, trends of consolidation in our industries and among competitors may result in new competitors with greater scale, a broader footprint, better technologies and price efficiencies attractive to our clients. Increased competition, our inability to compete successfully, pricing pressures or loss of market share could result in reduced operating profit margins and diminished financial performance, which would have a material adverse effect on our business, financial condition, results of operations and prospects.

We may acquire other companies in pursuit of growth, which may divert our management’s attention, result in dilution to our shareholders and consume resources that are necessary to sustain our business.

As part of our business strategy, we regularly review potential strategic transactions, including potential acquisitions, dispositions, consolidations, joint ventures or similar transactions, some of which may be material. Through the acquisitions we pursue, we may seek opportunities to add to or enhance the services and solutions we provide, to enter new industries or expand our client base, or to strengthen our global presence and scale of operations. Negotiating these transactions can be time consuming, difficult and expensive, and our ability to complete these transactions may be subject to conditions or approvals that are beyond our control, including anti-takeover and antitrust laws in various jurisdictions. Consequently, these transactions, even if undertaken and announced, may not close.

An acquisition, investment or new business relationship may result in unforeseen operating difficulties and expenditures. In particular, we may encounter difficulties assimilating or integrating the businesses, technologies, services, products, personnel or operations of acquired companies, particularly if the key personnel of the acquired company choose not to work for us, the acquired company’s technology is not easily compatible with ours or we have difficulty retaining the clients of any acquired business due to changes in management or otherwise. We have historically grown our operations organically, and we do not have significant experience managing the acquisition or a business, including with diligence or integration. Mergers or acquisitions may also disrupt our business, divert our resources and require significant management attention that would otherwise be available for the development of our business. Moreover, the anticipated benefits of any merger, acquisition, investment or similar partnership may not be realized or we may be exposed to unknown liabilities, including litigation against the companies we may acquire, for example from failure to identify all of the significant risks or liabilities associated with the target business. For one or more of those transactions, we may:

•	issue additional equity securities that would dilute our shareholders;

•	use cash that we may need in the future to operate our business;

•	incur debt on terms unfavorable to us or that we are unable to repay or that may place burdensome restrictions on our operations or cash flows;

•	incur large charges or substantial liabilities; or

•	become subject to adverse tax consequences, or substantial depreciation or amortization, deferred compensation or other acquisition related accounting charges.

Any of these risks could materially and adversely affect our business, financial condition, results of operations and prospects.

Our success largely depends on our ability to achieve our business strategies, and our results of operations and financial condition may suffer if we are unable to continually develop and successfully execute our strategies.

Our future growth, profitability and cash flows largely depend upon our ability to continually develop and successfully execute our business strategies. While we believe that our strategic plans reflect opportunities that are appropriate and achievable, the execution of our strategy may not result in long-term growth in revenue or profitability due to a number of factors, including:

•	the number, timing, scope and contractual terms of projects in which we are engaged;

•	unfavorable contract terms with clients, such as high limitations on liability, unlimited liability, or indemnification obligations;

•	delays in project commencement or staffing delays due to difficulty in assigning appropriately skilled or experienced employees;

•	the accuracy of estimates of the resources, time and fees required to complete projects and costs incurred in the performance of each project;

•	inability to retain employees or maintain employee utilization levels;

•	changes in pricing in response to client demand and competitive pressures;

•	the business decisions of our clients regarding the use of our services;

•	the ability to further grow sales of services from existing clients;

•	our clients’ desire to avoid concentrating spend in one or a limited number of outsourcing vendors;

•	seasonal trends and the budget and work cycles of our clients;

•	delays or difficulties in expanding our operational sites or infrastructure;

•	our ability to estimate costs under fixed price or managed service contracts;

•	employee wage levels and increases in compensation costs;

•	unanticipated contract or project terminations;

•	the timing of collection of accounts receivable;

•	our ability to manage risk through our contracts;

•	the continuing financial stability and growth of our clients;

•	changes in our effective tax rates;

•	fluctuations in currency exchange rates;

•	general economic conditions; and

•	the impact of public health pandemics, such as the ongoing COVID-19 pandemic.

In pursuit of our growth strategy, we may also invest significant time and resources into new service or solution offerings, and these offerings may fail to yield sufficient return to cover our investments in them. The failure to continually develop and execute optimally on our business strategies could have a material adverse effect on our business, financial condition and results of operations.

Our success will depend in part upon the ability of our senior management to manage our projected growth effectively. To do so, we must continue to increase the productivity of our existing employees and to attract, hire, train and manage new employees as needed. To manage the expected domestic and international growth of our operations and personnel, we will need to continue to improve our operational, financial and management controls, our reporting systems and procedures, and our utilization of real estate. If we fail to successfully scale our operations and increase productivity, we may be unable to execute our business plan, and such failure could have a material adverse effect on our business, financial condition and results of operations.

We have a relatively short history of operating at a large, global scale and may not be able to sustain our revenue growth rate or profitability in the future.

We have experienced rapid revenue growth in recent periods. Our revenue increased by 32.9% from $360 million in the fiscal year ended December 31, 2019 to $478 million in the fiscal year ended December 31, 2020, and our revenue increased by 49.2% from $102.4 million for the three-month period ended March 31, 2020 to $152.9 million for the three-month period ended March 31, 2021. Our rapid growth has been fueled in part by the rapid growth of our major clients in high growth industries, such as social media, meal delivery and transport, e-commerce and fintech. We may not be able to sustain revenue growth consistent with our recent history or at all. You should not consider our revenue growth in recent periods as indicative of our future performance. As we grow our business, we expect our revenue growth rates to slow in future periods. Our revenue growth rate may slow due to a number of factors, which may include slowing demand for our services, increasing competition, decreasing growth of our overall market, our inability to engage and retain a sufficient number of skilled employees or otherwise scale our business, prevailing wages in the markets in which we operate or our failure, for any reason, to capitalize on growth opportunities. In addition, any slowdown in the growth of our major clients, or the industries that we serve, may adversely impact the rate of our revenue growth. Additionally, we may experience a decrease in demand due to the worldwide economic impact of the ongoing COVID-19 pandemic, which could have a material adverse effect on our business, financial condition and results of operations.

In addition, the industry in which we operate is continuously evolving. Competition, fueled by rapidly changing consumer demands and constant technological developments, renders the industry in which we operate one in which success and performance metrics are difficult to predict and measure. Because services and technologies are rapidly evolving and each company within the industry can vary greatly in terms of the services it provides, its business model, and its results of operations, it can be difficult to predict how any company’s services, including ours, will be received in the market. While enterprises have been willing to devote significant resources to incorporate new technologies and market practices into their business models, enterprises may not continue to spend any significant portion of their budgets on our services in the future. Our recent growth is due in part to our success in identifying sectors that have the potential for high-growth and acquiring new clients within those sectors; however, we may not be successful in identifying or acquiring high-growth clients in the future. Neither our past financial performance nor the past financial performance of any other company in the technology services industry or the business process outsourcing industry may be indicative of how our company will fare financially in the future. Our future profits may vary substantially from those of other companies, and those we have achieved in the past, making investment in our Class A common stock risky and speculative. If our clients’ demand for our services declines, as a result of economic conditions, market factors or shifts in the technology industry, our business would suffer and our financial condition and results of operations would be adversely affected.

The estimates of market opportunity and forecasts of market growth included in this prospectus may prove to be inaccurate, and even if the markets in which we compete achieve the forecasted growth, our business could fail to grow at similar rates, if at all.

Market opportunity estimates and growth forecasts are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. The estimates and forecasts in this prospectus relating to the size and expected growth of the total addressable market for our services and solutions may prove to be inaccurate. Any expansion in our market depends on a number of factors, including the cost, performance and perceived value associated with our solutions and those of our competitors. Even if the markets in which we currently compete meet the size estimates and growth forecasted in this prospectus, our business could fail to grow at similar rates, if at all, and/or we may not continue to grow our share of the market. Our growth is subject to many factors, including our success in implementing our business strategy, which is subject to many risks and uncertainties. Accordingly, the forecasts of market growth included in this prospectus should not be taken as indicative of our future growth. In addition, our estimates of the addressable market for our current and future services and solutions are based on a number of internal and third-party estimates and assumptions. While we believe our assumptions and the data underlying our estimates are reasonable, these assumptions and estimates may not be correct. As a result, our estimates of our addressable markets for our current or future services and solutions may prove to be incorrect. If the actual addressable market for our services and solutions is smaller than we estimate, it could have a material adverse effect on our business, financial condition and results of operations. For more information regarding the estimates of market opportunity and the forecasts of market growth included in this prospectus, see “Market and Industry Data,” “Summary—Market Opportunity” and “Business—Market Opportunity.”

Risks Related to Labor, Employees and Management

Increases in employee expenses as well as changes to labor laws could reduce our profit margin.

We may not be successful in our attempt to control costs associated with salaries and benefits as we continue to add capacity in locations where we consider wage levels of skilled personnel to be satisfactory. For the fiscal year ended December 31, 2020 and for the three-month period ended March 31, 2021, payroll and related costs accounted for $311 million and $97 million, respectively, representing 65% and 63%, respectively, of our revenue in such period. Employee benefits expenses in each of the countries in which we operate are a function of the country’s economic growth, level of employment and overall competition for qualified employees in the country. In addition, wage inflation, whether driven by competition for talent or ordinary course pay increases, may increase our cost of providing services and reduce our profitability if we are not able to pass those costs on to our clients or charge premium prices when justified by market demand. We may need to increase employee compensation more than in previous periods to remain competitive in attracting the quantity and quality of employees that our business requires, which may reduce our profit margins and have a material adverse effect on our business, financial condition, results of operations, cash flows and prospects. In addition, wage increases or other expenses related to the termination of our employees may reduce our profit margins and have a material adverse effect on our business, financial condition, results of operations, cash flows and prospects. If we expand our operations into new jurisdictions, we may be subject to increased operating costs, including higher employee compensation expenses in these new jurisdictions relative to our current operating costs, which could have a negative effect on our profit margin.

Furthermore, many of the countries in which we operate have labor protection laws, which may include statutorily mandated minimum annual wage increases, legislation that imposes financial obligations on employers and laws governing the employment of workers. These labor laws in one or more of the key jurisdictions in which we operate, particularly in the United States, the Philippines or India, may be modified in the future in a way that is detrimental to our business. Recently, a number of state and local governments in the United States have increased the minimum wage for employees with other such laws proposed, and there have been various proposals discussed to increase the federal minimum wage in the United States. As federal or state minimum wage rates increase, we may need to increase the wages paid to our hourly team members. Further, should we fail to increase our wages competitively in response to increasing wage rates, the quality of our workforce could decline, causing our client service to suffer. Additionally, the U.S. Department of Labor has issued regulations increasing the minimum threshold for overtime “exempt” employees, and additional increases may be proposed, which could result in a substantial increase in our payroll expense. If these labor laws become more stringent, or if there are increases in statutory minimum wages or higher labor costs in these jurisdictions, it may become more difficult for us to discharge employees, or cost-effectively downsize our operations as our level of activity fluctuates, both of which would likely reduce our profit margins and have a material adverse effect on our business, financial condition, results of operations and prospects.

Additionally, as we expand to other markets, some of those markets may have employment laws that provide greater job security, bargaining or other rights to employees than the laws in the United States. Such employment rights require us to work collaboratively with the legal representatives of the employees to effect any changes to labor arrangements. For example, in Europe employees may be represented by works councils that have co-determination rights on any changes in conditions of employment, including certain salaries and benefits and staff changes, and may impede efforts to restructure our workforce. A strike, work stoppage or slowdown by our employees or significant dispute with our employees, whether or not related to these negotiations, could result in a significant disruption of our operations or higher ongoing labor costs and could have a material adverse effect on our business, financial condition, results of operations and prospects and harm our reputation.

In addition, our employees may in the future elect to form unions and seek to bargain collectively. If employees at any of our sites become unionized, we may be required to raise wage levels or grant other benefits that could result in an increase in our compensation expenses, in which case our profitability may be adversely affected.

Our clients often dictate where they wish for us to locate the sites that serve their customers, such as “near-shore” jurisdictions located in close proximity to the United States or specific locations elsewhere in the world. There is no assurance that we will be able to find and secure locations suitable for operations in jurisdictions which meet our cost-effectiveness and security standards. Our inability to expand our operations to such locations, however, may impact our ability to secure new and additional business from clients, and could adversely affect our growth and results of operations.

We may fail to attract, hire, train and retain sufficient numbers of skilled employees in a timely fashion at our sites to support our operations, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our business relies on large numbers of trained and skilled employees at our sites, and our success depends to a significant extent on our ability to attract, hire, train and retain skilled employees. The outsourcing industry as well as the technology industry generally experience high employee turnover. In addition, we compete for skilled employees not only with other companies in our industry, but also with companies in other industries, such as social media, meal delivery and transport, e-commerce and fintech, among others. Increased competition for these employees, in our industry or otherwise, particularly in tight labor markets, could have an adverse effect on our business. Additionally, a significant increase in the turnover rate among trained employees could increase our costs and decrease our operating profit margins and could have an adverse effect on our ability to complete existing contracts in a timely manner, meet client objectives and expand our business.

In addition, our ability to maintain and renew existing client engagements, obtain new business and increase our margins will depend, in large part, on our ability to attract, hire, train and retain employees with skills that enable us to keep pace with growing demands for outsourcing, evolving industry standards, new technology applications and changing client preferences. Our failure to attract, train and retain personnel with the experience and skills necessary to fulfill the needs of our existing and future clients or to assimilate new employees successfully into our operations could have a material adverse effect on our business, financial condition, results of operations and prospects.

In particular, competition for qualified employees, particularly in the United States, Philippines, India, Mexico and Taiwan, remains high and we expect such competition to continue. In many locations in which we operate, there is a limited pool of employees who have the skills and training needed to do our work. If our business continues to grow, the number of people we will need to hire will increase. We will also need to increase our hiring if we are not able to effectively manage our employee attrition rate. Significant competition for employees could have an adverse effect on our ability to expand our business and service our clients, as well as cause us to incur greater personnel expenses and training costs.

The inelasticity of our labor costs relative to short-term movements in client demand could adversely affect our business, financial condition and results of operations.

Our business depends on maintaining large numbers of employees to service our clients’ business needs, and we prefer not to terminate employees on short notice in response to temporary declines in demand in excess of agreed levels, as rehiring and retraining employees at a later date would force us to incur additional expenses, and any termination of our employees would also involve the incurrence of significant additional costs in the form of severance payments to comply with labor regulations in the various jurisdictions in which we operate our business, all of which would have an adverse impact on our operating profit margins. Additionally, the hiring and training of our employees in response to increased demand takes time and results in additional short term expenses. These factors constrain our ability to adjust our labor costs for short-term movements in demand, which could have a material adverse effect on our business, financial condition and results of operations.

There may be adverse tax and employment law consequences if the independent contractor status of some of our personnel or the exempt status of our employees is successfully challenged.

In several countries, a small number of our personnel are retained as independent contractors. The criteria to determine whether an individual is considered an independent contractor or an employee are typically fact sensitive and vary by jurisdiction, as can the interpretation of the applicable laws. If a government authority or court makes any adverse determination with respect to independent contractors in general or one or more of our independent contractors specifically, we could incur significant costs, including for prior periods, in respect of tax withholding, social security taxes or payments, workers’ compensation and unemployment contributions, and recordkeeping, or we may be required to modify our business model, any of which could materially adversely affect our business, financial condition and results of operations and increase the difficulty in attracting and retaining personnel.

Risks Related to Our Clients and Client Contracts

If our clients decide to enter into or further expand insourcing activities in the future, or if current trends toward outsourcing services and/or outsourcing activities are reversed, it may materially adversely affect our business, results of operations, financial condition and prospects.

Our current agreements with our clients do not prevent our clients from insourcing services that are currently outsourced to us, and none of our clients have entered into any non-compete agreements with us. Our current clients may seek to insource services similar to those we provide. Any decision by our clients to enter into or further expand insourcing activities in the future could cause us to lose a significant volume of business and may materially adversely affect our business, financial condition, results of operations and prospects.

Moreover, the trend towards outsourcing business processes may not continue and could be reversed by factors beyond our control, including negative perceptions attached to outsourcing activities or government regulations against outsourcing activities, or reduced costs from insourcing services, including as a result of technological developments or improvement in automation. Current or prospective clients may elect to perform such services in-house that may be associated with using an offshore provider. Political opposition to outsourcing services and/or outsourcing activities may also arise in certain countries if there is a perception that such actions have a negative effect on domestic employment opportunities.

In addition, our business may be adversely affected by potential new laws and regulations prohibiting or limiting outsourcing of certain core business activities of our clients in key jurisdictions in which we conduct our business, such as in the United States. The introduction of such laws and regulations or the change in interpretation of existing laws and regulations could adversely affect our business, financial condition, results of operations and prospects.

The consolidation of our clients or potential clients may adversely affect our business, financial condition, results of operations and prospects.

Consolidation of the potential users of our solutions, particularly those in the social media, on-demand, e-commerce and fintech industries, may decrease the number of clients who contract for our solutions. Any significant reduction in or elimination of the use of the solutions we provide as a result of consolidation would result in reduced revenue to us and could harm our business. Such consolidation may encourage clients to apply increasing pressure on us to lower the prices we charge for our solutions, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

The terms of our client contracts or inaccurate forecasting may limit our profitability or enable our clients to reduce or terminate their use of our solutions.

Some of our client contracts do not have minimum volume requirements, and the profitability of each client contract or work order may fluctuate, sometimes significantly, throughout various stages of the program. Further, clients in some cases do not accurately forecast their demand for our services, resulting in over-hiring for certain campaigns without the ability to charge the client for these excess headcount costs. Certain contracts have performance-related penalty provisions that require us to issue the client a credit based upon our failing to meet agreed-upon service levels and performance metrics. In addition, certain of our client contracts include provisions that subject us to potential liability and/or credits in certain circumstances. Moreover, although our objective is to sign multi-year agreements, our contracts generally allow the client to terminate the contract for convenience with advance notice or reduce their use of our solutions. There can be no assurance that our clients will not terminate their contracts before their scheduled expiration dates, that the volume of services for these programs will not be reduced, that we will be able to avoid penalties or earn performance bonuses for our solutions, or that we will be able to terminate unprofitable contracts without incurring significant liabilities. For these reasons, there can be no assurance that our client contracts will be profitable for us or that we will be able to achieve or maintain any particular level of profitability through our client contracts. In addition, these risks make it more difficult to predict our financial results in future periods.

We may be subject to liability claims if we breach our contracts, and our insurance may be inadequate to cover our losses.

We are subject to numerous obligations in our contracts with our clients. Despite the procedures, systems and internal controls we have implemented to comply with our contracts, on occasion we have in the past failed and may in the future fail to achieve these commitments, whether through a weakness in these procedures, systems and internal controls, negligence or the willful act of an employee or contractor, or other factors beyond our control, such as weaknesses in our clients’ systems and security. Our insurance policies, including our cyber and errors and omissions insurance, may be inadequate to compensate us for the potentially significant losses that may result from claims arising from breaches of our contracts (including breaches that result in the unauthorized access to systems or disclosure of data), disruptions in our services, failures or disruptions to our infrastructure, catastrophic events, the COVID-19 pandemic, disasters or otherwise. In addition, such insurance may not be available to us in the future on economically reasonable terms, or at all. Further, our insurance may not cover all claims made against us and defending a suit, regardless of its merit, could be costly and divert management’s attention.

In particular, our contracts with clients include obligations to satisfy certain performance indicators, such as average handle time, job count, productivity, total review time and accuracy. If we fail to meet such performance indicators, we could be obligated to reduce our clients’ payment under such contracts or our clients may have the right to terminate such contracts. The termination of our contracts with our clients and the resulting loss of clients due to our failure to meet performance indicators may have an adverse effect on our business, financial condition and results of operations and may also harm our reputation.

If our current insurance coverage is or becomes insufficient to protect against losses incurred, our business, financial condition and results of operations may be adversely affected.

We provide services and solutions that are integral to our clients’ businesses. If we were to default in the provision of any contractually agreed-upon services or solutions, our clients could suffer significant damages and make claims against us for those damages. We currently carry cyber and errors and omissions liability coverage in an amount we consider appropriate for all of the services we provide. To the extent client damages are deemed recoverable against us in amounts substantially in excess of our insurance coverage, or if our claims for insurance coverage are denied by our insurance carriers for any reason, including reasons beyond our control, there could be a material adverse effect on our revenue, business, financial condition and results of operations.

Although we maintain professional liability insurance, product liability insurance, commercial general and property insurance, business interruption insurance, workers’ compensation coverage, and umbrella insurance for certain of our operations, our insurance coverage does not insure against all risks in our operations or all claims we may receive. Damage claims from clients or third parties brought against us or claims that we initiate due to a data security breach, the disruption of our business, litigation, or natural disasters, may not be covered by our insurance, may exceed the limits of our insurance coverage, and may result in substantial costs and diversion of resources even if insured. Some types of insurance are not available on reasonable terms or at all in some countries in which we operate, and we cannot insure against damage to our reputation. The assertion of one or more large claims against us, whether or not successful and whether or not insured, could materially adversely affect our reputation, business, financial condition and results of operations.

Risks Related to Intellectual Property and Technology

Others could claim that we infringe, violate, or misappropriate their intellectual property rights, which may result in substantial costs, diversion of resources and management attention and harm to our reputation.

Our success largely depends on our ability to use and develop our technology, tools, code, methodologies and services without infringing the intellectual property rights of third parties, including patents, copyrights, trade secrets and trademarks. We or our clients may be subject to claims that our services and solutions infringe, misappropriate, or violate the intellectual property rights of others. Any such claims, whether or not they have merit or are successful, may result in substantial costs, divert management attention and other resources, harm our reputation and prevent us from offering our solutions to clients. A successful infringement claim against us could materially and adversely affect our business, resulting in our being required to enter into license agreements (if available on commercially reasonable terms or at all), substitute inferior or costlier technologies into our solutions, pay monetary damages or royalties and/or comply with an injunction against providing some or all of our solutions to clients.

We also license software from third parties. Other parties may claim that our use of such licensed software infringes their intellectual property rights. Although we seek to secure indemnification protection from our software vendors to protect us against such claims, not all of our vendors agree to provide us with sufficient indemnification protection, and even in the instances where we do secure such protection, it is possible that such vendors may not honor those obligations or that we may have a costly dispute with a vendor over such obligations.

In our contracts, we agree to indemnify our clients for expenses and liabilities resulting from third parties claiming our solutions infringe, misappropriate, or violate their intellectual property rights, in some cases excluding third-party components. In some instances, the amount of these indemnity obligations may be greater than the revenues we receive from the client under the applicable contract. Further, our current and former employees and independent contractors could challenge our exclusive rights to the software and other technology they have developed in the course of their employment or engagement with us. In certain countries in which we operate, an employer is deemed to own the copyright in any work created by its employees during the course, and within the scope, of their employment, but the employer may be required to satisfy additional legal requirements in order to make further use of such works. While we believe that we have complied with all such requirements, and believe that we have fulfilled all requirements necessary to acquire all rights in software and technology developed by our employees and independent contractors, we cannot guarantee that all such requirements have been met, and even if they have, current and former employees and independent contractors could still challenge our exclusive rights in software and technology they have created, which could divert management attention and other resources and result in substantial cost. We may not be successful in defending against any claim by our current or former employees or independent contractors challenging our exclusive rights over the use of works those employees or independent contractors created, or their requesting additional compensation for our use of such works.

If we fail to adequately protect our intellectual property rights and proprietary information in the United States and abroad, our competitive position could be impaired and we may lose valuable assets, experience reduced revenues and incur costly litigation to protect our rights.

We believe that our success is dependent, in part, upon protecting our intellectual property rights and proprietary information, including trade secrets. We rely on a combination of intellectual property rights, including trademarks, copyright, trade secrets, contractual restrictions and technical measures to establish and protect our intellectual property rights and proprietary information. However, the steps we take to protect our intellectual property rights and proprietary information may provide only limited protection and may not now or in the future provide us with a competitive advantage. We may not be able to protect our intellectual property rights, if, for example, we do not detect unauthorized use of our intellectual property or do not have the resources to enforce our intellectual property rights. Any of our intellectual property rights may be challenged by others and could be invalidated through administrative process or litigation. Furthermore, legal standards relating to the validity, enforceability and scope of protection of intellectual property rights are uncertain. Despite our precautions, it may be possible for unauthorized third parties to copy our technology and use information that we regard as proprietary to create products and services that compete with our solutions, which may cause us to lose market share or render us unable to operate our business profitably. In addition, some contractual provisions protecting against unauthorized use, copying, transfer, and disclosure of our technology may be unenforceable under the laws of jurisdictions outside the United States. In addition, the laws of some countries do not protect intellectual property rights to the same extent as the laws of the United States, and as a result we may not be able to protect our technology and intellectual property in all jurisdictions in which we operate.

We enter into confidentiality and invention assignment agreements with our employees and consultants and enter into confidentiality agreements with our directors, advisory board members and with the parties with whom we have strategic relationships and business alliances, as well as our clients. We also enter into confidentiality agreements with third parties that receive access to our proprietary or confidential information. No assurance can be given that these agreements will be effective in controlling access to or the distribution of our proprietary information. Further, these agreements will not prevent potential competitors from independently developing technologies that may be substantially equivalent or superior to ours.

While our contracts with our clients provide that we retain the ownership rights to our pre-existing proprietary intellectual property, in some cases we may assign to clients intellectual property rights in and to some aspects of the work product developed specifically for these clients in connection with these projects. If we assign intellectual property rights to clients that may be more broadly useful in our business, that would limit or prevent our ability to use such intellectual property rights in our solutions.

We may be required to spend significant resources to monitor and protect our intellectual property rights. Litigation may be necessary in the future to enforce our intellectual property rights, including to protect our trade secrets. Such litigation could be costly, time consuming and distracting to management. Furthermore, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims or countersuits attacking the validity and enforceability of our intellectual property rights. Our inability to protect our proprietary technology against unauthorized copying or use, as well as any costly litigation that we may enter into to protect and enforce our intellectual property rights, could make it more expensive for us to do business and adversely affect our operating results by delaying further sales or the implementation of our technologies, impairing the functionality of our solutions, delaying introductions of new features or applications or injuring our reputation.

Our solutions use open source software, and any failure to comply with the terms of one or more applicable open source licenses could adversely affect our business, subject us to litigation, and create potential liability.

Some of our solutions use software made available under open source licenses, and we expect to continue to incorporate open source software in our solutions in the future. Open source software is typically freely available, but is licensed under various requirements that bind the licensee. While the use of open source software may reduce development costs and speed up the development process, it may also present certain risks, that may be greater than those associated with the use of third-party commercial software. For example, open source software is generally provided without any warranties or other contractual protections regarding infringement or the quality of the code, including the existence of security vulnerabilities. We cannot guarantee we comply with all obligations under these licenses. If the owner of the copyright in the relevant open source software were to allege that we had not complied with the conditions of one or more open source licenses, we could be required to incur significant expenses defending against such allegations, may be subject to the payment of damages, enjoined from further use of the software, required to comply with conditions of the license (which may include releasing the source code of our proprietary software to third parties without charge), or forced to devote additional resources to re-engineer all or a portion of our solutions to avoid using the open source software. Any of these events could create liability for us, damage our reputation, and have an adverse effect on our revenue, and operations.

Our business relies heavily on owned and third-party technology and computer systems, which subjects us to various uncertainties.

We rely heavily on sophisticated and specialized communications and computer technology coupled with third-party telecommunications and bandwidth providers to provide high-quality and reliable real-time solutions on behalf of our clients through our sites. We rely on client relationship management and other systems and technology in our contact center operations. Our operations, therefore, depend on the proper functioning of our and third parties’ equipment and systems, including hardware and software. We also rely on the data services provided by local communication companies in the countries in which we operate as well as domestic and international service providers.

We may in the future experience system disruptions, outages, and other performance problems. These problems may be caused by a variety of factors, including infrastructure changes, vendor issues, software defects, human error, viruses, worms, security attacks (internal or external), fraud, spikes in customer usage, or denial of service attacks. In some instances, we may not be able to identify the cause or causes of these performance problems within an acceptable period of time. Because of the large amount of data that we collect and process in our systems, it is possible that these issues could result in data loss or corruption, or cause the data to be incomplete or contain inaccuracies that our clients, their customers and other users regard as significant. Furthermore, the availability or performance of our solutions could also be adversely affected by our clients’ and their customers’ and other users’ inability to access the internet. For example, our clients and their customers and other users access our solutions through their internet service providers. If a service provider fails to provide sufficient capacity to support our applications or otherwise experiences service outages, such failure could interrupt our clients’ and their customers’ and other users’ access to our applications, which could adversely affect their perception of our applications’ reliability and our revenues.

We seek to maintain sufficient capacity in our operations infrastructure to meet the needs of all of our clients and users, as well as our own needs, and to ensure that our services and solutions are accessible, including backup and redundancy mechanisms. Despite our efforts, any disruptions in the delivery of our services due to the failure of our systems, hardware or software, whether provided and maintained by third parties or our in-house teams, or due to interruptions in our data services or those of third parties that adversely affect the quality or reliability (or perceived quality or reliability) of our solutions or render us unable to handle increased volumes of client interaction during periods of high demand, may result in reduction in revenue, loss of clients, or require unexpected investments in new systems or technology to ensure that we can continue to provide high-quality and reliable solutions to our clients. These types of interruptions or failures could also adversely impact our timekeeping, scheduling, and workforce management applications, such as scheduling, forecasting and reporting applications and home build systems for employee timekeeping, scheduling and employee leave requests. The occurrence of any such interruption or unplanned investment could materially adversely affect our business, financial positions, operating results and prospects.

In addition, in some areas of our business, we depend upon the quality and reliability of the services and products of our clients which we help sell to their end customers. If the services and solutions we provide to our clients through their services and products experience technical difficulties or quality issues, our clients may face difficulties selling their services and products to their end customers and we may have a harder time selling services and solutions to our clients, which could have an adverse impact on our business and operating results.

We further anticipate that it will be necessary to continue to invest in our technology and communications infrastructure to ensure reliability and maintain our competitiveness. This is likely to result in significant ongoing capital expenditures for maintenance as well as growth as we continue to grow our business. There can be no assurance that any of our information systems will be adequate to meet our future needs or that we will be able to incorporate new technology to enhance and develop our existing solutions. Moreover, investments in technology, including future investments in upgrades and enhancements to hardware or software, may not necessarily maintain our competitiveness. Our future success will also depend in part on our ability to anticipate and develop information technology solutions that keep pace with evolving industry standards and changing client demands.

Our business prospects will suffer if we are unable to continue to anticipate our clients’ needs by adapting to market and technology trends.

Our success depends, in part, upon our ability to anticipate our clients’ needs by adapting to market and technology trends. We may need to invest significant resources in research and development to maintain and improve our solutions and respond to our clients’ changing needs. However, we may not be able to modify our current solutions or develop, introduce or integrate new solutions in a timely manner or on a cost-effective basis. If we are unable to further refine and enhance our solutions or to anticipate innovation opportunities and keep pace with evolving technologies, our solutions could become uncompetitive or obsolete and as a result our clients may terminate their relationship with us or choose to divert their business elsewhere, and our revenue may decline as a result. In addition, we may experience technical problems and additional costs as we introduce new solutions, deploy future iterations of our solutions and integrate new solutions with existing client systems and workflows. If any of these or related problems were to arise, our business, financial condition, results of operations and prospects could be adversely affected.

Our clients span numerous industry verticals, including social media, e-commerce, gaming, streaming media, food delivery and ride sharing, HiTech, FinTech and HealthTech. If we are unable to successfully adapt our solutions to these industry verticals, if we are not successful in attracting successful clients in these industry verticals, or if these industry verticals do not grow in line with our expectations, our potential growth opportunities could be compromised.

Risks Related to Legal, Regulatory and Tax Matters

We are subject to laws and regulations in the United States and other countries in which we operate, including export restrictions, economic sanctions, the FCPA, and similar anti-corruption laws. Compliance with these laws requires significant resources and non-compliance may result in civil or criminal penalties and other remedial measures.

We are subject to many laws and regulations that restrict our international operations, including laws that prohibit activities involving restricted countries, organizations, entities and persons that have been identified as unlawful actors or that are subject to U.S. sanctions. The U.S. Office of Foreign Assets Control (“OFAC”), and other international bodies have imposed sanctions that prohibit us from engaging in trade or financial transactions with certain countries, businesses, organizations and individuals. We are also subject to the Foreign Corrupt Practices Act (“FCPA”), and anti-bribery and anti-corruption laws in other countries. The FCPA prohibits U.S. businesses and their representatives from offering to pay, paying, promising to pay or authorizing the payment of money or anything of value to a foreign official in order to influence any act or decision of the foreign official in his or her official capacity or to secure any other improper advantage in order to obtain or retain business. The FCPA also obligates companies whose securities are listed in the United States to comply with accounting provisions requiring us to maintain books and records, which in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the corporation, including international subsidiaries, if any, and to devise and maintain a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements. Globally, other countries have enacted anti-bribery and anti-corruption laws similar to the FCPA, such as the Anti-Graft and Corrupt Practices Act in the Philippines and the U.K. Bribery Act 2010, all of which prohibit companies and their intermediaries from bribing government officials for the purpose of obtaining or keeping business or otherwise obtaining favorable treatment. We operate in many parts of the world that have experienced government corruption to some degree, and, in certain circumstances, strict compliance with anti-bribery laws may conflict with local customs and practices, although adherence to local customs and practices is generally not a defense under U.S. and other anti-bribery laws.

Our compliance program contains controls and procedures designed to ensure our compliance with the FCPA, OFAC and other sanctions, and laws and regulations. The continuing implementation and ongoing development and monitoring of our compliance program is time consuming and expensive, and could result in the discovery of compliance issues or violations by us or our employees, independent contractors, subcontractors or agents of which we were previously unaware. In addition, due to uncertainties and complexities in the regulatory environment, we cannot assure you that regulators will interpret laws and regulations the same way we do, or that we will always be in full compliance with applicable laws and regulations.

Any violations of these or other laws, regulations and procedures by our employees, independent contractors, subcontractors and agents, including third parties we associate with or companies we acquire, could expose us to administrative, civil or criminal penalties, fines or business restrictions, which could have a material adverse effect on our results of operations and financial condition and would adversely affect our reputation and the market for shares of our Class A common stock and may require certain of our investors to disclose their investment in us under certain state laws.

Litigation or legal proceedings could expose us to significant liabilities and have a negative impact on our reputation or business.

From time to time, we have been and may in the future be party to various claims and litigation proceedings, including class actions. We evaluate these claims and litigation proceedings to assess the likelihood of unfavorable outcomes and to estimate, if possible, the amount of potential losses. Based on these assessments and estimates, we establish reserves, as appropriate. These assessments and estimates are based on the information available to management at the time and involve a significant amount of management judgment. Although we are not currently party to any litigation that we consider material, actual outcomes or losses may differ materially from our assessments and estimates.

Even when these claims are not meritorious, the defense of these claims may divert our management’s attention, and may result in significant expenses. The results of litigation and other legal proceedings are inherently uncertain, and adverse judgments or settlements in some of these legal disputes may result in adverse monetary damages, penalties or injunctive relief against us, which could have a material adverse effect on our financial position, cash flows or results of operations. Any claims or litigation, even if fully indemnified or insured, could damage our reputation and make it more difficult to compete effectively or to obtain adequate insurance in the future.

Furthermore, while we maintain insurance for certain potential liabilities, such insurance does not cover all types and amounts of potential liabilities and is subject to various exclusions as well as caps on amounts recoverable. Even if we believe a claim is covered by insurance, insurers may dispute our entitlement to recovery for a variety of potential reasons, which may affect the timing and, if the insurers prevail, the amount of our recovery.

Our global operations expose us to numerous legal and regulatory requirements and failure to comply with such requirements, including unexpected changes to such requirements, could adversely affect our results of operations.

We service our clients’ customers around the world. We are subject to numerous, and sometimes conflicting, legal regimes of the United States and foreign national, state and provincial authorities on matters as diverse as anti-corruption, content requirements, trade restrictions, tariffs, taxation, sanctions, immigration, internal and disclosure control obligations, securities regulation, anti-competition, data security, privacy, labor relations, wages and severance, and health care requirements. For example, our operations in the United States are, and our operations outside of the United States may also be, subject to U.S. laws on these diverse matters. U.S. laws may be different in significant respects from the laws of the Philippines and India, where we have significant operations, and jurisdictions where we seek to expand. We also have expanded and may seek to expand operations in emerging market jurisdictions where legal systems are less developed or familiar to us. In addition, there can be no assurance that the laws or administrative practices relating to taxation (including the current position as to income and withholding taxes), foreign exchange, export controls, economic sanctions or otherwise in the jurisdictions where we have operations will not change. In addition, changes in tax laws in some jurisdictions may have an retroactive effect and we may be found to have paid less tax than required in such regions. For instance, the Income-tax Act of India was changed recently which included a retroactive effect going back to 1962. Compliance with diverse legal requirements is costly, time consuming and requires significant resources. Violations of one or more of these regulations in the conduct of our business could result in significant fines, criminal sanctions against us or our officers, prohibitions on doing business and damage to our reputation. Violations of these regulations in connection with the performance of our obligations to our clients also could result in liability for significant monetary damages, fines or criminal prosecution, unfavorable publicity and other reputational damage, restrictions on our ability to process information and allegations by our clients that we have not performed our contractual obligations. Due to the varying degrees of development of the legal systems of the countries in which we operate, local laws might be insufficient to protect our rights.

We are subject to economic sanctions, export control, anti-corruption, anti-bribery, and similar laws. Non-compliance with such laws can subject us to criminal or civil liability and harm our business, revenues, financial condition and results of operations.

Although we take precautions to prevent our services from being provided or deployed in violation of such laws, our services could be provided inadvertently in violation of such laws despite the precautions we take, including usage by our clients in violation of our terms of service. We also cannot assure you that our employees and agents will not take actions in violation of our policies and applicable law, for which we may be ultimately held responsible, including entering into contracts or agreements with third parties without our knowledge or consent that would result in such violation. If we fail to comply with these laws, we and our employees could be subject to civil or criminal penalties, including the possible loss of export privileges, monetary penalties, and, in extreme cases, imprisonment of responsible employees for knowing and willful violations of these laws. We may also be adversely affected through penalties, reputational harm, loss of access to certain markets, or otherwise.

In addition, various countries regulate the import and export of certain encryption and other technology, including import and export permitting and licensing requirements, and have enacted laws that could limit our ability to distribute our services and solutions or could limit our users’ ability to access our services and solutions in those countries. Changes in our services and solutions, or future changes in export and import regulations may prevent our users with international operations from utilizing our services and solutions globally or, in some cases, prevent the export or import of our services and solutions to certain countries, governments, or persons altogether. Any change in export or import regulations, economic sanctions, or related legislation, or change in the countries, governments, persons, or technologies targeted by such regulations, could result in decreased use of our services and solutions by, or in our decreased ability to export or sell services and solutions to, existing or potential users with international operations. Any decreased use of our platform or limitation on our ability to export or sell our services and solutions would likely adversely affect our business, financial condition and results of operations.

We cannot predict whether any material suits, claims, or investigations may arise in the future. Regardless of the outcome of any future actions, claims, or investigations, we may incur substantial defense costs and such actions may cause a diversion of management time and attention. Also, it is possible that we may be required to pay substantial damages or settlement costs which could have a material adverse effect on our business, financial condition, results of operations and prospects.

From time to time, some of our employees spend significant amounts of time at our client’s sites, often in foreign jurisdictions, which expose us to certain risks.

Some of our projects require a portion of the work to be undertaken at our clients’ facilities, which are often located outside our employees’ country of residence. The ability of our employees to work in locations around the world may depend on their ability to obtain the required visas and work permits, and this process can be lengthy and difficult. Immigration laws are subject to legislative change, as well as to variations in standards of application and enforcement due to political forces and economic conditions and international travel, which may be adversely affected by regional or global circumstances or travel restrictions also affects our employees’ ability to work in foreign jurisdictions. In addition, we may become subject to taxation in jurisdictions where we would not otherwise be so subject as a result of the amount of time that our employees spend in any such jurisdiction in any given year. While we seek to monitor the number of days that our employees spend in each country to avoid subjecting ourselves to any such taxation, there can be no assurance that we will be successful in these efforts.

Our business operations and financial condition could be adversely affected by negative publicity about offshore outsourcing or anti-outsourcing legislation in the countries in which our clients operate.

Concerns that offshore outsourcing has resulted in a loss of jobs and sensitive technologies and information to foreign countries have led to negative publicity concerning outsourcing in some countries. Many organizations and public figures in the United States and Europe have publicly expressed concern about a perceived association between offshore outsourcing IT service providers and the loss of jobs in their home countries.

Current or prospective clients may elect to perform services that we offer, or may be discouraged from transferring these services to offshore providers such as ourselves, to avoid any negative perceptions that may be associated with using an offshore provider or for data privacy and security concerns. As a result, our ability to compete effectively with competitors that operate primarily out of facilities located in these countries could be harmed.

Governments and industry organizations may also adopt new laws, regulations or requirements, or make changes to existing laws or regulations, that could impact the demand for, or value of, our services. If we are unable to adapt the solutions we deliver to our clients to changing legal and regulatory standards or other requirements in a timely manner, or if our solutions fail to allow our clients to comply with applicable laws and regulations, our clients may lose confidence in our services and could switch to services offered by our competitors, or threaten or bring legal actions against us.

Increases in income tax rates, changes in income tax laws or disagreements with tax authorities could adversely affect our business, financial condition or results of operations.

We are subject to income taxes in the United States and in certain foreign jurisdictions in which we operate. Increases in income tax rates or other changes in income tax laws in any particular jurisdiction could reduce our after-tax income from such jurisdictions and could adversely affect our business, financial condition or results of operations. Our operations outside the United States generate a significant portion of our income and many of the other countries in which we have significant operations, have recently made or are actively considering changes to existing tax laws. For example, in December 2017, the Tax Cuts and Jobs Act (“TCJA”) was signed into law in the United States. While our accounting for the recorded impact of the TCJA is deemed to be complete, these amounts are based on prevailing regulations and currently available information, and any additional guidance issued by the Internal Revenue Service (“IRS”) could impact our recorded amounts in future periods.

The TCJA imposed a new tax assessed on indirect foreign earnings, known as the global intangible low- taxed income tax (the “GILTI”) and a new minimum tax known as the base-erosion anti-abuse tax (the “BEAT”). The GILTI aims to tax a U.S. shareholder’s share of the income of controlled foreign corporations in excess of their tangible business property returns, while the BEAT imposes a minimum tax on certain taxpayers that make deductible “base erosion” payments to foreign related parties. We are currently evaluating the applicability of the GILTI and BEAT taxes to us.

Additional changes in the U.S. tax regime or in how U.S. multinational corporations are taxed on foreign earnings, including changes in how existing tax laws are interpreted or enforced, could adversely affect our business, financial condition or results of operations.

We cannot predict the outcome of any specific legislative proposals or amendments to existing treaties. Since we operate or have operations in a number of foreign jurisdictions, our plans for expansion or our results of operations in such jurisdictions could be adversely affected if any adopted proposals resulted in an increase in our tax burden, costs of our tax compliance or otherwise adversely affected our results of operations and cash flows. There are no assurances that we will be able to implement effective tax planning strategies that are necessary to optimize our tax position following changes in tax laws globally. Our effective tax rate and our results of operations may be impacted by any changes in tax laws.

In addition, we are subject to periodic examination of our income tax returns by the IRS and other tax authorities around the world. There can be no assurance that the outcomes from these examinations will not have an adverse effect on our provision for income taxes and cash tax liability.

If our favorable tax treatment is overturned, we may be subject to significant penalties.

Several of our sites, primarily located in the Philippines, benefit from tax incentives or concessional rates provided by local laws and regulations. Several of our sites located within special economic zones in the Philippines benefit from favorable tax treatment provided by registrations with the Philippine Economic Zone Authority (“PEZA”). These benefits vary from site to site and may include income tax holidays, reduced income taxes, and reduced VAT. Under the PEZA registrations, favorable tax treatment for certain of our PEZA-registered sites has expired, but may be renewed for subsequent periods provided we meet certain criteria for Net Foreign Exchange Earnings (“NFEE”) and Capital Equipment Labor Ratio (“CELR”). The income tax holiday for three of our sites expired in July 2019 and can be extended through July 2021, for two of our sites expired in December 2019 and can be extended through December 2021, and for two of our sites expired in November 2020 and can be extended through November 2022. We believe that we continue to meet the necessary criteria for favorable tax treatment and will file the extension applications before each respective due date.

The favorable tax treatment under PEZA registrations decreased foreign taxes by $6.5 million and $4.3 million for the years ended December 31, 2020 and 2019, respectively. If the PEZA extension was not granted, we would have incurred $2.9 million of cumulative tax payable and a $3.9 million increase in deferred tax assets as of the year ended December 31, 2020. More generally, future changes in tax incentives or concessional rates provided by local laws and regulation could require us to pay a significant tax liability, and we may have not the available cash or borrowing capacity to make the payments, which could materially impair our ability to conduct our business.

Risks Related to Finance and Accounting

Our profitability will suffer if we are not able to maintain asset utilization levels, price appropriately and control our costs.

Our profitability is largely a function of the efficiency with which we utilize our assets, particularly our people and sites, and the pricing that we are able to obtain for our solutions. Our utilization rates are affected by a number of factors, including our ability to transition employees from completed projects to new assignments, hire and assimilate new employees, forecast demand for our services and solutions and thereby maintain an appropriate headcount in each of our locations and geographies, manage attrition, accommodate our clients’ requests to shift the mix of delivery locations during the pendency of a contract, and manage resources for training, professional development and other typically non-billable activities. In addition, we rely in part on our clients’ own forecasts when we forecast demand for our services and solutions, and we have in the past experienced, and may in the future experience, substantial variation from these forecasts in our clients’ actual demand. If we are unable to manage our asset utilization levels, there could be a material adverse effect on our business, financial condition and results of operations.

The pricing of our services and solutions is usually included in statements of work entered into with our clients. We may not accurately price certain contracts to reflect the true cost of providing services. In certain cases, we have committed to pricing with limited to no sharing of risks regarding inflation and currency exchange rates. In addition, we are obligated under some of our contracts to deliver productivity benefits to our clients, such as reduction in handle time or response time. The prices we are able to charge for our solutions are affected by a number of factors, including our clients’ perceptions of our ability to add value through our solutions, competition, introduction of new services or solutions by us or our competitors, our ability to accurately estimate, attain and sustain revenues from client engagements, margins and cash flows over increasingly longer contract periods and general economic and political conditions. If we fail to accurately estimate future wage inflation rates, unhedged currency exchange rates or our costs, or if we fail to accurately estimate the productivity benefits we can achieve under a contract, it could have a material adverse effect on our business, financial condition and results of operations.

Our profitability is also a function of our ability to control our costs and improve our efficiency. As we increase the number of our employees and grow our business, we may not be able to manage a significantly larger and more geographically diverse workforce and our profitability may suffer. Our cost management strategies also include improving the alignment between the demand for our services and our resource capacity, including our contact center utilization; the costs of service delivery; the cost of sales and general and administrative costs as a percentage of revenues; and the use of process automation for standard operating tasks. If we are not effective in managing our operating and administrative costs in response to changes in demand and pricing for our services, or if we are unable to absorb or pass on to our clients the increases in our costs of operations, our results of operations could be materially adversely affected.

Our operating results may fluctuate from quarter to quarter due to various factors.

Our operating results may vary significantly from one quarter to the next and our business may be impacted by factors such as client loss, the timing of new contracts and of new service or solution offerings, termination of existing contracts, variations in the volume of business from clients resulting from changes in our clients’ operations, the business decisions of our clients regarding the use of our solutions, start-up costs, delays or difficulties in expanding our operating sites and infrastructure, delays or difficulties in recruiting, changes to our revenue mix or to our pricing structure or that of our competitors, inaccurate estimates of resources and time required to complete ongoing projects, currency fluctuation and seasonal changes in the operations of our clients. The financial benefit of gaining a new client may not be recognized at the intended time due to delays in the implementation of our solutions or negatively impacted due to an increase in the start-up costs. These factors may cause differences in revenues and income among the various quarters of any financial year, which means that the individual quarters of a year may not be predictive of our financial results in any other period.

Portions of our business have long sales cycles and long implementation cycles, which require significant resources and working capital.

Many of our client contracts are entered into after long sales cycles, which require a significant investment of capital, resources and time by both our clients and us. Before committing to use our services and solutions, potential clients require us to expend substantial time and resources educating them as to the value of our services and solutions and assessing the feasibility of integrating our systems and processes with theirs. As a result, our selling cycle, which may continue for multiple years, is subject to many risks and delays over which we have little or no control, including our clients’ decisions to choose alternatives to our solutions (such as other providers or in-house resources) and the timing of our clients’ budget cycles and approval processes.

In addition, implementing our services and solutions involves a significant commitment of resources over an extended period of time from both our clients and us. Our clients may also experience delays in obtaining internal approvals or may face delays associated with technology or system implementations, thereby further delaying the implementation process.

If we fail to close sales with potential clients to whom we have devoted significant time and resources, or if our current and future clients are not willing or able to invest the time and resources necessary to implement our services and solutions, our business, financial condition, results of operations and prospects could suffer.

If we are unable to fund our working capital requirements and new investments, our business, financial condition, results of operations and prospects could be adversely affected.

Similar to our competitors in this industry, we incur significant start-up costs related to investments in infrastructure to provide our solutions and the hiring and training of employees, such expenses historically being incurred before revenues are generated.

We are exposed to adverse changes in our clients’ payment policies. If our key clients implement policies which extend the payment terms of our invoices, our working capital levels could be adversely affected and our financing costs may increase. If we are unable to fund our working capital requirements, access financing at competitive rates or make investments to meet the expanding business of our existing and potential new clients, our business, financial condition, results of operations and prospects could be adversely affected.

Our cash flows and results of operations may be adversely affected if we are unable to collect on billed and unbilled receivables from clients.

Our business depends on our ability to effectively bill and successfully obtain payment from our clients of the amounts they owe us for work performed. We evaluate the financial condition of our clients and usually bill and collect on relatively short cycles. We maintain provisions against receivables. Actual losses on client balances could differ from those that we currently anticipate and, as a result, we may need to adjust our provisions. In addition, our assessment of the creditworthiness of our clients may differ from the actual creditworthiness of those clients at the time of such assessment. Macroeconomic conditions, such as a potential credit crisis in the global financial system and the ongoing COVID-19 pandemic, have resulted in financial difficulties for some of our clients and could result in financial difficulties of other clients, including limited access to the credit markets, insolvency or bankruptcy. Such conditions have caused some clients and could cause other clients to delay payment, request modifications of their payment terms, or default on their payment obligations to us, all of which could increase our receivables balance. Timely collection of fees for client services depends on our ability to complete our contractual commitments and subsequently effectively bill for and collect our contractual service fees. If we are unable to meet our contractual obligations or effectively prepare and provide invoices, including as a result of the ongoing COVID-19 pandemic, we might experience delays in the collection of or be unable to collect our client balances, which would adversely affect our results of operations and could adversely affect our cash flows. In addition, if we experience an increase in the time required to bill and collect for our services or if our clients are delayed in making payments or stop payments altogether, our cash flows could be adversely affected, which in turn could adversely affect our ability to make necessary investments and, therefore, could affect our results of operations.

During weak economic periods, there is an increased risk that our clients will file for bankruptcy protection, which may harm our revenue, profitability, and results of operations. For example, in connection with the COVID-19 pandemic, certain of our former clients have filed for bankruptcy protection under the U.S. Bankruptcy Code. Although we have filed claims for payment of amounts we are owed in these cases, we may not ultimately recover amounts owed from these clients in bankruptcy proceedings. We also face risk from international clients that file for bankruptcy protection in foreign jurisdictions, particularly given that the application of foreign bankruptcy laws may be more difficult to predict. In addition, we may determine that the cost of pursuing any creditor claim outweighs the recovery potential of such claim. As a result, increases in client bankruptcy during weak economic periods could adversely affect our business, financial condition, results of operations, and cash flows.

We are subject to risks associated with our incurrence of debt.

On September 25, 2019, we entered into the 2019 Credit Agreement providing for the $210.0 million Term Loan Facility and the $40.0 million Revolving Credit Facility (each as defined in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Indebtedness”). On April 30, 2021, we entered into Amendment No. 1 to the 2019 Credit Agreement to increase the committed size of the Revolving Credit Facility to $90.0 million. See “Summary—Recent Developments—Amendment to Our 2019 Credit Agreement.” The 2019 Credit Facilities (as defined in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Indebtedness”) mature on September 25, 2024. We expect to refinance, renew or replace the 2019 Credit Facilities prior to their maturity in September 2024 or to repay the 2019 Credit Facilities with cash from operations. An inability to refinance our 2019 Credit Facilities prior to maturity could have a material adverse effect on our business, financial condition, results of operations, cash flow, capital resources and liquidity. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Indebtedness” and “Description of Certain Indebtedness—Senior Secured Credit Facilities” for more information on our 2019 Credit Facilities.

Although we currently believe that we will be able to obtain any necessary amendment or refinancing of our 2019 Credit Facilities at a reasonable cost, there can be no assurance that we will succeed in obtaining such amendment or refinancing on favorable terms, if at all, which could significantly increase our future interest expense and adversely impact our liquidity and results of operations.

Further, an increase to our level of indebtedness could:

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require us to dedicate a portion of our cash flow from operations to payments on our indebtedness, which could reduce the availability of cash flow to fund acquisitions, start-ups, working capital, capital expenditures and other general corporate purposes;

•	limit our ability to borrow money or sell stock for working capital, capital expenditures, debt service requirements and other purposes;

•	limit our flexibility in planning for, and reacting to, changes in our industry or business;

•	make us more vulnerable to unfavorable economic or business conditions; and

•	limit our ability to make acquisitions or take advantage of other business opportunities.

In the event we incur additional indebtedness, the risks described above could increase.

Indebtedness under our 2019 Credit Agreement bears interest based on the London Interbank Offered Rate (“LIBOR”), which may be subject to regulatory guidance and/or reform that could cause interest rates under our current or future debt agreements to perform differently than in the past or cause other unanticipated consequences.

The ICE Benchmark Administration, the administrator of LIBOR, announced on March 5, 2021 that it intends to cease publication of LIBOR rates (i) with respect to U.S. dollar LIBOR with interest periods of 1 week and 2 months, after December 31, 2021 and (ii) with respect to U.S. dollar LIBOR with all other interest periods, after June 30, 2023, and as a result, methods of calculating LIBOR are evolving. If LIBOR ceases to exist or if the methods of calculating LIBOR change from their current form, we may need to renegotiate the terms of our 2019 Credit Agreement to replace LIBOR with the new standard that is established, if any, or to otherwise agree with the agent under such facilities on a new means of calculating interest. As of the date of this annual report we cannot reasonably estimate the expected impact on our business of the discontinuation of LIBOR.

We may be unable to raise additional capital, which could harm our ability to compete.

As of March 31, 2021, we had cash and cash equivalents of $135.5 million. Even if this offering is successful, we may need additional funding to fund our operations, but additional funds, including late stage venture capitalist funding, may not be available to us on acceptable terms and on a timely basis, if at all. We may seek funds through borrowings or through additional rounds of financing, including private or public equity or debt offerings. Our future capital requirements will depend on many factors, including:

•	the expenses needed to attract, hire and retain skilled personnel;

•	the costs associated with being a public company;

•	the duration and severity of the COVID-19 pandemic and its impact on our business and financial markets generally; and

•	the extent to which we acquire or invest in businesses, products or technologies, although we currently have no commitments or agreements relating to any of these types of transactions.

If we raise additional funds through further issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences, and privileges superior to those of holders of our Class A common stock. If we are unable to obtain adequate financing or financing on terms satisfactory to us, when we require it, our ability to continue to pursue our business objectives and to respond to business opportunities, challenges, or unforeseen circumstances could be significantly limited, and our business, financial condition and results of operations could be materially adversely affected. In addition, as a condition to providing additional funds to us, future investors may demand, and may be granted, rights superior to those of existing stockholders.

Debt financing, if available, is likely to involve restrictive covenants limiting our flexibility in conducting future business activities, and, in the event of insolvency, debt holders would be repaid before holders of our equity securities receive any distribution of our corporate assets. We also could be required to seek funds through arrangements with partners or others that may require us to relinquish rights or jointly own some aspects of our technologies or products that we would otherwise pursue on our own.

We track certain operational metrics with internal systems and tools and do not independently verify such metrics. Certain of our operational metrics are subject to inherent challenges in measurement, and real or perceived inaccuracies in such metrics may harm our reputation and negatively affect our business.

We track certain operational metrics, including key metrics such as net revenue retention rate, cNPS, eNPS, win rate, fill rate, internal referral rate and seat turn, with internal systems and tools that are not independently verified by any third party and which may differ from estimates or similar metrics published by third parties due to differences in sources, methodologies, or the assumptions on which we rely. Our internal systems and tools have a number of limitations, and our methodologies for tracking these metrics may change over time, which could result in unexpected changes to our metrics, including the metrics we publicly disclose. If the internal systems and tools we use to track these metrics undercount or overcount performance or contain algorithmic or other technical errors, or if survey respondents are uncertain as to the confidentiality of their responses, the data we report may not be accurate. While these numbers are based on what we believe to be reasonable estimates of our metrics for the applicable period of measurement, there are inherent challenges and uncertainties in measuring these metrics. In addition, some of these metrics, such as win rate, are expected to fluctuate significantly from period to period based on timing of one or more client purchase decisions or other factors, which makes it difficult for us to accurately predict such metrics for any future period. Furthermore, we calculate our win rate on the basis of the total estimated annual revenue value for “won” and “lost” opportunities, which requires us to make judgments about the expected future revenue value of our client contracts at the time of such contracts, as well as the expected future revenue value of opportunities closed as “lost.” These estimates for our “won” opportunities are not updated based on events that occur subsequent to entering into such contracts and do not account for the possibility that our clients may terminate such contracts for convenience with advance notice or reduce their use of our solutions. Limitations or errors with respect to how we measure data or with respect to the data that we measure may affect our understanding of certain details of our business, which could affect our long-term strategies. If our operating metrics are not accurate representations of our business, or if investors do not perceive our operating metrics to be accurate, or if we discover material inaccuracies with respect to these figures, our reputation may be significantly harmed, and our operating and financial results could be adversely affected. Our operating metrics are not necessarily indicative of the historical performance of our business or the results that may be expected for any future period.

Our sites operate on leasehold property, and our inability to renew our leases on commercially acceptable terms or at all may adversely affect our results of operations.

Our sites operate on leasehold property. Our leases are subject to renewal and we may be unable to renew such leases on commercially acceptable terms or at all. Our inability to renew our leases, or a renewal of our leases with a rental rate higher than the prevailing rate under the applicable lease prior to expiration, may have an adverse impact on our operations, including disrupting our operations or increasing our cost of operations. In addition, in the event of non-renewal of our leases, we may be unable to locate suitable replacement properties for our sites or we may experience delays in relocation that could lead to a disruption in our operations. This has been further augmented by the COVID-19 pandemic where the commercial real estate industry, including our landlords, are experiencing tenants requesting rent abatements and reductions, which could lead to an increase in tenant evictions and vacant spaces, difficulty exiting existing leases and landlord bankruptcies.

Risks Related to this Offering and Ownership of our Class A Common Stock

Our Sponsor and our Co-Founders control us and their interests may conflict with ours or yours in the future.

Immediately following this offering, our Sponsor and our Co-Founders will beneficially own approximately                % of the combined voting power of our Class A common stock and Class B common stock (or                % if the underwriters exercise their option to purchase additional shares in full). Moreover, we will agree to nominate to our board individuals designated by our Sponsor and our Co-Founders in accordance with the stockholders agreement we intend to enter into in connection with this offering. Our Sponsor and our Co-Founders will retain the right to designate directors subject to the maintenance of certain ownership requirements in us. See “Certain Relationships and Related Person Transactions—Stockholders Agreement.” Even when our Sponsor and our Co-Founders cease to own shares of our stock representing a majority of the total voting power, for so long as our Sponsor and Co-Founders continue to own a significant percentage of our stock, they will still be able to significantly influence or effectively control the composition of our board of directors and the approval of actions requiring stockholder approval through their voting power. Accordingly, for such period of time, our Sponsor and our Co-Founders will have significant influence with respect to our management, business plans and policies, including the appointment and removal of our officers. In particular, for so long as our Sponsor continues to own a significant percentage of our stock, our Sponsor will be able to cause or prevent a change of control of our company or a change in the composition of our board of directors and could preclude any unsolicited acquisition of our company. The concentration of ownership could deprive you of an opportunity to receive a premium for your shares of Class A common stock as part of a sale of our company and ultimately might affect the market price of our Class A common stock.

The dual class structure of our common stock will have the effect of concentrating voting control with those stockholders who held our common stock prior to the completion of this offering, and it may depress the trading price of our Class A common stock.

Our Class A common stock, which is the stock we are offering in this offering, has one vote per share and our Class B common stock has ten votes per share. Following this offering, our Sponsor and Co-Founders will hold in the aggregate                 % of the combined voting power of our Class A common stock and our Class

B common stock (or                 % if the underwriters exercise their option to purchase additional shares in full). Because of the ten-to-one voting ratio between our Class B and Class A common stock, the holders of our Class B common stock collectively will continue to control a majority of the combined voting power of our common stock and therefore be able to control all matters submitted to our stockholders for approval so long as the shares of Class B common stock represent at least 9.1% of all outstanding shares of our Class A and Class B common stock. Each share of our Class B common stock may be convertible into one share of our Class A common stock at any time and will convert automatically upon certain transfers and upon the earlier of (i) seven years from the filing and effectiveness of our amended and restated certificate of incorporation in connection with this offering and (ii) (x) with respect to our Sponsor, the first date on which the aggregate number of outstanding shares of our Class B common stock held by our Sponsor ceases to represent at least 5.0% of the aggregate number of our outstanding shares of common stock and (y) with respect to each Co-Founder, the first date on which the aggregate number of shares of our Class B common stock held by such Co-Founder ceases to represent at least 5.0% of the aggregate number of our outstanding shares of common stock. This concentrated control will limit or preclude your ability to influence corporate matters for the foreseeable future, including the election of directors, amendments of our organizational documents and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction requiring stockholder approval. In addition, this may prevent or discourage unsolicited acquisition proposals or offers for our common stock that you may feel are in your best interest as one of our stockholders.

Future transfers or sales by holders of Class B common stock will generally result in those shares converting to Class A common stock, except for certain transfers described in our amended and restated certificate of incorporation, including transfers effected for estate planning purposes where sole dispositive power and exclusive voting control with respect to the shares of Class B common stock is retained by the transferring holder. See the section titled “Description of Capital Stock — Conversion of Class B Common Stock” for additional information about conversions. The conversion of Class B common stock to Class A common stock will have the effect, over time, of increasing the relative voting power of those individual holders of Class B common stock who retain their shares in the long term.

In addition, we cannot predict whether our dual class structure will result in a lower or more volatile market price of our Class A common stock, in adverse publicity or other adverse consequences. Certain index providers have announced restrictions on including companies with multiple class share structures in certain of their indices. For example, S&P Dow Jones has stated that companies with multiple share classes will not be eligible for inclusion in the S&P Composite 1500 (composed of the S&P 500, S&P MidCap 400 and S&P SmallCap 600), although existing index constituents in July 2017 were grandfathered. Under the announced policies, our dual class capital structure would make us ineligible for inclusion in any of these indices. Given the sustained flow of investment funds into passive strategies that seek to track certain indices, exclusion from stock indices would likely preclude investment by many of these funds and could make our Class A common stock less attractive to other investors. As a result, the market price of our Class A common stock could be materially adversely affected.

Our amended and restated certificate of incorporation will not limit the ability of our Sponsor to compete with us, and our Sponsor may have investments in businesses whose interests conflict with ours.

Our Sponsor and its affiliates engage in a broad spectrum of activities, including investments in the businesses that may compete with us. In the ordinary course of their business activities, our Sponsor and its affiliates may engage in activities where their interests conflict with our interests or those of our stockholders. Our amended and restated certificate of incorporation will provide that none of our Sponsor, any of its affiliates or any director who is not employed by us (including any non-employee director who serves as one of our officers in both his or her director and officer capacities) or his or her affiliates will have any duty to refrain from engaging, directly or indirectly, in the same business activities or similar business activities or lines of business in which we operate. Our Sponsor also may pursue acquisition opportunities that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us. In addition, our Sponsor may have an interest in our pursuing acquisitions, divestitures and other transactions that, in its judgment, could enhance its investment, even though such transactions might involve risks to us and our stockholders.

Upon the listing of our shares on Nasdaq, we will be a “controlled company” within the meaning of the rules of Nasdaq and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to stockholders of companies that are subject to such requirements.

After the completion of this offering, our Sponsor and our Co-Founders will be parties to a stockholders agreement described in “Certain Relationships and Related Person Transactions—Stockholders Agreement” and will beneficially own approximately                % of the combined voting power of all classes of our stock entitled to vote generally in the election of directors (or                 % if the underwriters exercise their option to purchase additional shares in full). As a result, we will be a “controlled company” within the meaning of the corporate governance standards of Nasdaq. Under these rules, a company of which more than 50% of the voting power in the election of directors is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements. For example, controlled companies, within one year of the date of the listing of their Class A common stock:

•	are not required to have a board that is composed of a majority of “independent directors,” as defined under the rules of such exchange;

•	are not required to have a compensation committee that is composed entirely of independent directors; and

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are not required to have director nominations be made, or recommended to the full Board of Directors, by our independent directors or by a nominations committee that is composed entirely of independent directors.

For at least some period following this offering, we intend to utilize certain of these exemptions.

Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

We are an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our Class A common stock less attractive to investors.

We are an “emerging growth company” as defined in the JOBS Act. We will remain an “emerging growth company” until the earliest to occur of:

•	the last day of the fiscal year during which our total annual revenue equals or exceeds $1.07 billion (subject to adjustment for inflation);

•	the last day of the fiscal year following the fifth anniversary of this offering;

•	the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt; or

•	the date on which we are deemed to be a “large accelerated filer” under the Exchange Act.

We may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including but not limited to, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. Investors may find our Class A common stock less attractive because we may rely on these exemptions. If some investors find our Class A common stock less attractive as a result, there may be a less active trading market for our Class A common stock and our per share trading price may be materially adversely affected and more volatile.

We will incur increased costs and become subject to additional regulations and requirements as a result of becoming a public company, which could lower our profits, make it more difficult to run our business or divert management’s attention from our business.

As a public company, we will be required to commit significant resources and management time and attention to the requirements of being a public company, which will cause us to incur significant legal, accounting and other expenses that we have not incurred as a private company, including costs associated with public company reporting requirements. We also will incur costs associated with the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and related rules implemented by the Securities and Exchange Commission (the “SEC”) and Nasdaq, and compliance with these requirements will place significant demands on our legal, accounting and finance staff and on our accounting, financial and information systems. In addition, we might not be successful in implementing these requirements. The expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time consuming and costly, although we are currently unable to estimate these costs with any degree of certainty. These laws and regulations also could make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as our executive officers. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our Class A common stock, fines, sanctions and other regulatory action and potentially civil litigation.

Our internal controls over financial reporting currently do not meet all of the standards contemplated by Section 404 of the Sarbanes-Oxley Act, and failure to achieve and maintain effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business and the market price of our Class A common stock.

As a public company, we will have significant requirements for enhanced financial reporting and internal controls. The process of designing and implementing effective internal controls is a continuous effort that will require us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a system of internal controls that is adequate to satisfy our reporting obligations as a public company. If we are unable to establish or maintain appropriate internal financial reporting controls and procedures, it could cause us to fail to meet our reporting obligations on a timely basis, result in material misstatements in our consolidated financial statements and harm our operating results. We are currently in the process of updating our control processes and automating certain of our procedures and systems in anticipation of becoming a public company, but our internal controls over financial reporting currently do not meet all of the standards contemplated by Section 404 of the Sarbanes-Oxley Act that eventually we will be required to meet. Because currently we do not have comprehensive documentation of our internal controls and have not yet tested our internal controls in accordance with Section 404, we cannot conclude in accordance with Section 404 that we do not have a material weakness in our internal controls or a combination of significant deficiencies that could result in the conclusion that we have a material weakness in our internal controls. Our management will first be required to perform an annual assessment of the effectiveness of our internal control over financial reporting in connection with our second Annual Report on Form 10-K. Our independent public registered accounting firm will first be required to attest to the effectiveness of our internal control over financial reporting for our Annual Report on Form 10-K for the first year we are no longer an “emerging growth company,” and thereafter on an annual basis. If we are not able to complete our initial assessment of our internal controls and otherwise implement the requirements of Section 404 in a timely manner or with adequate compliance, our independent registered public accounting firm may not be able to certify as to the adequacy of our internal controls over financial reporting.

Matters impacting our internal controls may cause us to be unable to report our financial information on a timely basis and thereby subject us to adverse regulatory consequences, including sanctions by the SEC or violations of applicable stock exchange listing rules, which may result in a breach of the covenants under existing or future financing arrangements. There also could be a negative reaction in the financial markets due to a loss of investor confidence in us and the reliability of our financial statements. Confidence in the reliability of our financial statements also could suffer if we or our independent registered public accounting firm were to report a material weakness in our internal controls over financial reporting. In addition, we may be required to incur costs in improving our internal control system and the hiring of additional personnel. Any such action could materially adversely affect us and lead to a decline in the market price of our Class A common stock.

If securities or industry analysts do not publish research or reports about our business, or if they downgrade their recommendations regarding our Class A common stock, our stock price and trading volume could decline.

The trading market for our Class A common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. If any of the analysts who cover us downgrade our Class A common stock or publish inaccurate or unfavorable research about our business, our Class A common stock price may decline. If analysts cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our Class A common stock price or trading volume to decline and our Class A common stock to be less liquid.

If our operating and financial performance in any given period does not meet any guidance that we provide to the public, the market price of our Class A common stock may decline.

We may, but are not obligated to, provide public guidance on our expected operating and financial results for future periods. Any such guidance will be comprised of forward-looking statements subject to the risks and uncertainties described in this prospectus and in our other public filings and public statements. Our actual results may not always be in line with or exceed any guidance we have provided, especially in times of economic uncertainty. If, in the future, our operating or financial results for a particular period do not meet any guidance we provide or the expectations of investment analysts, or if we reduce our guidance for future periods, the market price of our Class A common stock may decline. Even if we do issue public guidance, there can be no assurance that we will continue to do so in the future.

There has been no prior market for our Class A common stock and an active trading market for our Class A common stock may never develop or be sustained, which may cause shares of our Class A common stock to trade at a discount from their initial offering price and make it difficult to sell the shares of Class A common stock you purchase.

Prior to this offering, there has not been a public trading market for shares of our Class A common stock. The initial public offering price per share of Class A common stock will be determined by agreement among us, the selling stockholders and the representatives of the underwriters, and may not be indicative of the price at which shares of our Class A common stock will trade in the public market after this offering. If you purchase shares of our Class A common stock, you may not be able to resell those shares at or above the initial public offering price. We cannot predict the extent to which investor interest in our company will lead to the development of an active trading market on Nasdaq or how liquid that market might become. An active public market for our Class A common stock may not develop or be sustained after the offering. If an active public market does not develop or is not sustained, it may be difficult for you to sell your shares of Class A common stock at a price that is attractive to you, or at all. The market price of our Class A common stock may decline below the initial public offering price.

The market price of shares of our Class A common stock may be volatile or may decline regardless of our operating performance, which could cause the value of your investment to decline.

Even if a trading market develops, the market price of our Class A common stock may be highly volatile and could be subject to wide fluctuations. Securities markets worldwide experience significant price and volume fluctuations. This market volatility, as well as general economic, market or political conditions, could reduce the market price of shares of our Class A common stock regardless of our operating performance. In addition, our operating results may fail to match our past performance and could be below the expectations of public market analysts and investors due to a number of potential factors, including variations in our quarterly operating results, any decision by significant clients to terminate or reduce our services (including failure to renew their contracts with us), additions or departures of key management personnel, failure to meet analysts’ earnings estimates, publication of research reports about our industry, the performance of direct and indirect competitors, litigation and government investigations, changes or proposed changes in laws or regulations or differing interpretations or enforcement thereof affecting our business, adverse market reaction to any indebtedness we may incur or securities we may issue in the future, changes in market valuations of similar companies or speculation in the press or investment community, announcements by our competitors of significant contracts, acquisitions, dispositions, strategic partnerships, joint ventures or capital commitments, adverse publicity about the industries we participate in or individual scandals, and in response the market price of shares of our Class A common stock could decrease significantly. You may be unable to resell your shares of Class A common stock at or above the initial public offering price.

Stock markets have recently experienced extreme price and volume fluctuations. In the past, following periods of volatility in the overall market and the market price of a company’s securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

Because we have no current plans to pay cash dividends on our common stock following this offering, you may not receive any return on your investment unless you sell your Class A common stock for a price greater than that which you paid for it.

We have no current plans to pay cash dividends following this offering. The declaration, amount and payment of any future dividends on shares of common stock will be at the sole discretion of our board of directors. Our board of directors may take into account general and economic conditions, our financial condition and results of operations, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions and implications on the payment of dividends by us to our stockholders or by our subsidiaries to us and such other factors as our board of directors may deem relevant. In addition, our ability to pay dividends is limited by our existing indebtedness and may be limited by covenants of other indebtedness we or our subsidiaries incur in the future. As a result, you may not receive any return on an investment in our Class A common stock unless you sell your shares of our Class A common stock for a price greater than that which you paid for them.

We have broad discretion to determine how to use the funds raised in this offering, and may use them in ways that may not enhance our operating results or the price of our Class A common stock about our business.

Our management will have broad discretion over the use of the net proceeds to us from this offering, and we could spend the proceeds from this offering in ways our stockholders may not agree with or that do not yield a favorable return, if at all. We currently expect to use the net proceeds of this offering, together with our existing cash and cash equivalents, for general corporate purposes. However, our use of these proceeds may differ substantially from our current plans. If we do not invest or apply the proceeds of this offering in ways that improve our operating results, we may fail to achieve expected financial results, which could cause our stock price to decline.

Investors in this offering will suffer immediate and substantial dilution.

The initial public offering price per share of Class A common stock will be substantially higher than our net tangible deficit per share of Class A and Class B common stock immediately after this offering. As a result, you will pay a price per share of Class A common stock that substantially exceeds the per share book value of our tangible assets after subtracting our liabilities. In addition, you will pay more for your shares of Class A common stock than the amounts paid by our pre-IPO owners. Assuming an offering price of $                  per share of Class A common stock, which is the midpoint of the range on the front cover of this prospectus, you will incur immediate and substantial dilution in an amount of $                  per share of Class A common stock. See “Dilution.”

You may be diluted by the future issuance of additional Class A common stock or Class B common stock in connection with our incentive plans, acquisitions or otherwise.

After this offering we will have approximately                 shares of Class A common stock and approximately                  shares of Class B common stock authorized but unissued. Our amended and restated certificate of incorporation will authorize us to issue these shares of Class A and Class B common stock and options, rights, warrants and appreciation rights relating to Class A and Class B common stock for the consideration and on the terms and conditions established by our board of directors in its sole discretion, whether in connection with acquisitions or otherwise. As of                , 2021, we had                 shares of Class A common stock issuable in respect of outstanding stock options granted under the 2019 Stock Incentive Plan with a weighted average exercise price of $                per share (after giving effect to the 2021 Dividend), which are not currently exercisable and will generally begin vesting upon the first anniversary of this offering. Additionally, we have reserved                 shares of Class A common stock for issuance under our Omnibus Incentive Plan. See “Executive and Director Compensation—Omnibus Incentive Plan.” Any Class A or Class B common stock that we issue, including under our Omnibus Incentive Plan or other equity incentive plans that we may adopt in the future, would dilute the percentage ownership held by the investors who purchase Class A common stock in this offering.

We may issue preferred stock whose terms could materially adversely affect the voting power or value of our Class A common stock.

Our amended and restated certificate of incorporation will authorize us to issue, without the approval of our stockholders, one or more classes or series of preferred stock having such designations, preferences, limitations and relative rights, including preferences over our Class A common stock respecting dividends and distributions, as our board of directors may determine. The terms of one or more classes or series of preferred stock could adversely impact the voting power or value of our Class A common stock. For example, we might grant holders of preferred stock the right to elect some number of our directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences we might assign to holders of preferred stock could affect the residual value of the Class A common stock.

If we or our pre-IPO owners sell additional shares of our Class A common stock or Class B common stock after this offering or are perceived by the public markets as intending to sell them, the market price of our Class A common stock could decline.

The sale of substantial amounts of shares of our Class A common stock or Class B common stock in the public or private markets, or the perception that such sales could occur, could harm the prevailing market price of shares of our Class A common stock. These sales, or the possibility that these sales may occur, also might make it more difficult for you to sell your Class A common stock in the future at a time and at a price that you deem appropriate, if at all. Upon completion of this offering, after giving effect to (i) the Class B Reclassification, and the subsequent conversion of                 shares of Class B common stock into an equivalent number of shares of Class A common stock in connection with the sale of such shares by the selling stockholders in this offering, and (ii) the effectiveness of our amended and restated certificate of incorporation, we will have a total of                  shares of our Class A common stock outstanding (or                shares of our Class A common stock outstanding if the underwriters exercise their option to purchase additional shares of our Class A common stock in full) and a total of                 shares of our Class B common stock outstanding (or                shares of our Class B common stock outstanding if the underwriters exercise their option to purchase additional shares of our Class A common stock in full). All of the outstanding shares of our Class A common stock will be sold in this offering and will be freely tradable without restriction or further registration under the Securities Act, except that any shares held by our affiliates, as that term is defined under Rule 144 of the Securities Act, may be sold only in compliance with the limitations described in “Shares Eligible for Future Sale.”

The outstanding                shares of Class B common stock held by our pre-IPO owners and management after this offering (or                shares if the underwriters exercise their option to purchase additional shares in full) will be subject to certain restrictions on resale. We, our officers, directors and certain holders (including the selling stockholders) of our outstanding shares of Class B common stock immediately prior to this offering, including our Sponsor, that collectively will own                shares of Class B common stock (or                shares if the underwriters exercise their option to purchase additional shares in full) following this offering, will sign lock-up agreements with the underwriters that will, subject to certain customary exceptions, restrict the sale of the shares of our Class A or Class B common stock held by them for 180 days following the date of this prospectus. Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC may, in their sole discretion, release all or any portion of the shares of Class A or Class B common stock subject to lock-up agreements. See “Underwriting (Conflicts of Interest)” for a description of these lock-up agreements. See “Principal and Selling Stockholders” and “Shares Eligible for Future Sale—Lock-Up Agreements.”

Upon the expiration of the lock-up agreements described above, all of such shares will be eligible for resale in the public market, subject, in the case of shares held by our affiliates, to volume, manner of sale and other limitations under Rule 144. We expect that our Sponsor will continue to be considered an affiliate following the expiration of the lock-up period based on its expected share ownership and its board nomination rights. Certain other of our stockholders may also be considered affiliates at that time. However, subject to the expiration or waiver of the 180-day lock-up period, the holders of these shares of common stock will have the right, subject to certain exceptions and conditions, to require us to register their shares of common stock under the Securities Act, and they will have the right to participate in future registrations of securities by us. Registration of any of these outstanding shares of common stock would result in such shares becoming freely tradable without compliance with Rule 144 upon effectiveness of the registration statement. Future transfers by holders of our Class B common stock will generally result in those shares converting into shares of our Class A common stock, subject to limited exceptions. See “Shares Eligible for Future Sale.”

We intend to file one or more registration statements on Form S-8 under the Securities Act to register shares of our Class A common stock or securities convertible into or exchangeable for shares of our Class A common stock issued pursuant to our 2019 Stock Incentive Plan and our Omnibus Incentive Plan. Any such Form S-8 registration statements will automatically become effective upon filing. Accordingly, shares registered under such registration statements will be available for sale in the open market. We expect that the initial registration statement on Form S-8 will cover                shares of our Class A common stock.

In the future, we may also issue our securities in connection with investments or acquisitions. The amount of shares of our Class A common stock issued in connection with an investment or acquisition could constitute a material portion of our then outstanding shares of Class A common stock. As restrictions on resale end, the market price of our shares of Class A common stock could drop significantly if the holders of these restricted shares sell them or are perceived by the market as intending to sell them. These factors could also make it more difficult for us to raise additional funds through future offerings of our shares of Class A common stock or other securities or to use our shares of Class A common stock as consideration for acquisitions of other businesses, investments or other corporate purposes.

Anti-takeover provisions in our organizational documents and Delaware law might discourage or delay acquisition attempts for us that you might consider favorable.

Our amended and restated certificate of incorporation and amended and restated bylaws that will become effective immediately prior to the consummation of this offering will contain provisions that may make the merger or acquisition of our company more difficult without the approval of our board of directors. Among other things, these provisions:

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provide that our board of directors will be divided into three classes, as nearly equal in size as possible, with directors in each class serving three-year terms and with terms of the directors of only one class expiring in any given year;

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provide for the removal of directors only for cause and only upon the affirmative vote of the holders of at least 66 2/3% in voting power of the outstanding shares of our capital stock entitled to vote, if the parties to our stockholders agreement and their affiliates cease to beneficially own less than 30% of the total voting power of all then outstanding shares of our capital stock entitled to vote generally in the election of directors and provide that specified directors designated pursuant to the stockholders agreement may not be removed without cause without the consent of the specified designating party;

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our dual class common stock structure, which provides our holders of Class B common stock with the ability to significantly influence the outcome of matters requiring stockholder approval, even if they own significantly less than a majority of the shares of our outstanding Class A common stock and Class B common stock;

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provide that, subject to the rights of the holders of any preferred stock and the rights granted pursuant to the stockholders agreement, vacancies and newly created directorships may be filled only by the remaining directors, if the parties to our stockholders agreement and their affiliates cease to beneficially own less than 30% of the total voting power of all then outstanding shares of our capital stock entitled to vote generally in the election of directors;

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would allow us to authorize the issuance of shares of one or more series of preferred stock, including in connection with a stockholder rights plan, financing transactions or otherwise, the terms of which series may be established and the shares of which may be issued without stockholder approval, and which may include super voting, special approval, dividend, or other rights or preferences superior to the rights of the holders of common stock;

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prohibit stockholder action by written consent from and after the date on which the parties to our stockholders agreement and their affiliates cease to beneficially own at least 30% of the total voting power of all then outstanding shares of our capital stock entitled to vote generally in the election of directors and require the consent of our Sponsor in any action by written consent;

•	provide for certain limitations on convening special stockholder meetings;

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provide that the board of directors is expressly authorized to make, alter, or repeal our bylaws and that our stockholders may only amend our bylaws with the approval of 66 2/3% or more of all of the outstanding shares of our capital stock entitled to vote, if the parties to our stockholders agreement and their affiliates beneficially own less than 30% of the total voting power of all then outstanding shares of our capital stock entitled to vote generally in the election of directors; and

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provide that certain provisions of our amended and restated certificate of incorporation may be amended only by the affirmative vote of the holders of at least 66 2/3% in voting power of the outstanding shares of our capital stock entitled to vote thereon, if the parties to our stockholders agreement and their affiliates cease to beneficially own less than 30% of the total voting power of all then outstanding shares of our capital stock entitled to vote generally in the election of directors;

•	establish advance notice requirements for nominations for elections to our board or for proposing matters that can be acted upon by stockholders at stockholder meetings; and

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provide that, subject to the rights of holders of any preferred stock and the terms of our stockholders agreement, the total number of directors shall be determined exclusively by resolution adopted by the board.

We have opted out of Section 203 of the General Corporation Law of the State of Delaware (the “DGCL”); however, our amended and restated certificate of incorporation contains similar provisions providing that we may not engage in certain “business combinations” with any “interested stockholder” for a three-year period following the time that the stockholder became an interested stockholder, unless the transaction fits within an enumerated exception, such as board approval of the business combination or the transaction that resulted in such stockholder becoming an interested stockholder. Our amended and restated certificate of incorporation provides that our Sponsor and its affiliates, and any of their respective direct or indirect transferees, and any group as to which such persons are a party, do not constitute “interested stockholders” for purposes of this provision. See “Description of Capital Stock—Business Combinations.” These anti-takeover provisions and other provisions under our amended and restated certificate of incorporation, amended and restated by laws or Delaware law could discourage, delay or prevent a transaction involving a change in control of our company, including actions that our stockholders may deem advantageous, or negatively affect the trading price of our Class A common stock. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and to cause us to take other corporate actions you desire.

Our amended and restated certificate of incorporation will designate the Court of Chancery of the State of Delaware and the federal district courts of the United States of America as the sole and exclusive forums for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with the Company or the Company’s directors, officers or other employees.

Our amended and restated certificate of incorporation will provide that, unless we consent to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for any (1) derivative action or proceeding brought on behalf of our Company, (2) action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, employee or stockholder of our Company to the Company or the Company’s stockholders, (3) action asserting a claim against the Company or any current or former director or officer of the Company arising pursuant to any provision of the DGCL or our amended and restated certificate of incorporation or our amended and restated bylaws, or (4) action asserting a claim against us or any current or former director or officer of the Company governed by the internal affairs doctrine. Our amended and restated certificate of incorporation will further provide that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the federal securities laws of the United States of America. Our amended and restated certificate of incorporation will provide that, to the fullest extent permitted by law, any person or entity purchasing or otherwise acquiring any interest in any shares of our capital stock shall be deemed to have notice of and to have provided consent to the forum provisions in our amended and restated certificate of incorporation. These choice-of-forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable or convenient for disputes with the Company or the Company’s directors, officers, other employees or stockholders, which may discourage such lawsuits. However, we note that there is uncertainty as to whether a court would enforce our forum selection provisions and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If a court were to find these provisions of our amended and restated certificate of incorporation inapplicable or unenforceable with respect to one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could materially and adversely affect our business, financial condition and results of operations and result in a diversion of the time and resources of our management and board of directors.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that reflect our current views with respect to, among other things, our operations, our financial performance and our industry. Forward-looking statements include all statements that are not historical facts. In some cases, you can identify these forward-looking statements by the use of words such as “outlook,” “believe,” “expect,” “potential,” “continue,” “may,” “will,” “should,” “could,” “seek,” “predict,” “intend,” “trend,” “plan,” “estimate,” “anticipate” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors include but are not limited to those described under “Risk Factors.”

These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this prospectus. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, our actual results may vary in material respects from those projected in these forward-looking statements. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, investments, or other strategic transactions we may make. You should not place undue reliance on our forward-looking statements.

Any forward-looking statement made by us in this prospectus speaks only as of the date of this prospectus. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

MARKET AND INDUSTRY DATA

This prospectus includes market and industry data and forecasts that we have derived from independent consultant reports, publicly available information, various industry publications, other published industry sources and our internal data and estimates. Independent consultant reports, industry publications and other published industry sources generally indicate that the information contained therein was obtained from sources believed to be reliable.

The source of certain statistical data, estimates and forecasts contained in this prospectus include, among others, the following independent industry publications or reports:

•	IDC, Worldwide and U.S. Finance and Accounting and Procurement Business Process Outsourcing Services Forecast, 2020-2024, May 2020;

•	Everest Group, Customer Experience Management (CXM) Annual Report 2019: Delivering Next-Generation Contact Center Services, September 2019;

•	Domo, Data Never Sleeps 8.0 – How much data is generated every minute?, 2020;

•	JC Market Research, Global Content Moderation Solutions Market, 2020 COVID-19 Impact Assessment, 2020;

•	IDC, Worldwide Artificial Intelligence Services Forecast, 4 year CAGR from 2020-2024, August 2020;

•	United States Bureau of Economic Analysis, New Digital Economy Estimates, August 2020;

•	The Business Research Company, Social Media Global Market Briefing 2020: COVID 19 Impact and Recovery, April 13, 2020;

•	TechSci Research, 2015-2025 Global Fintech Market Forecast and Opportunities, May 2020;

•	Technavio, Global Digital Health Market 2020-2024;

•	Allied Market Research, Video Streaming Market – Global Opportunity Analysis and Industry Forecast, 2020-2027, a report empowered by EMIS www.emis.com, December 2019;

•	Technavio, Global Mobile Gaming Market 2020-2024;

•	eMarketer, Global Ecommerce Update 2021 – Worldwide Ecommerce Will Approach $5 Trillion This Year, January 2021;

•	Technavio, Global Ride Hailing Services Market 2020-2024;

•	Technavio, Global Food Delivery Services Market 2020-2024;

•	PricewaterhouseCoopers LLP, PwC Future of Customer Experience Survey 2017/18;

•	Technavio, Global Customer Analytics Applications Market 2020-2024;

•	Korn Ferry Institute, The Talent Forecast – Part 1: Adapting today’s candidate priorities for tomorrow’s organizational success, 2017;

•	QuestionPro Workforce, Culture Benchmarks, January 2019;

•	ClearlyRated, 2020 NPS Benchmarks for IT Service Providers, April 2019; and

•	Glassdoor, 50 HR and Recruiting Stats for 2019.

The Everest Global, Inc. (“Everest Group”) report and its content described and cited herein (the “Everest Group Report”) represents research opinions or viewpoints, not representations or statements of fact. The Everest Group Report was published as part of a membership service provided by Everest Group. Unless otherwise specifically stated in the Everest Group Report, the Everest Group Report has not been updated or revised since the original publication date of the Everest Group Report. The opinions expressed in the Everest Group Report are subject to change without notice. Everest Group disclaims all representations and warranties, expressed or implied, with respect to this Everest Group Report, including any warranties of merchantability or fitness for a particular purpose, accuracy or completeness of information. Nothing in the Everest Group Report is considered part of this prospectus. Information used in preparing the Everest Group Report may have been obtained from or through the public, the companies in the Everest Group Report, or third-party sources. Everest Group assumes no responsibility for independent verification of such information and has relied on such to be complete and accurate in all respects. To the extent such information includes estimates or forecasts, Everest Group has assumed that such estimates and forecasts have been properly prepared. The Everest Group Report is not intended to be, and must not be, taken as the basis for an investment decision and it may not be used or relied upon in evaluating the merits of any investment, or in taking or not taking any action. The Everest Group Report will not be construed as investment, legal, tax or other advice.

Although we believe that these third-party sources are reliable, we do not guarantee the accuracy or completeness of this information, and neither we nor the underwriters have independently verified this information. Some market data and statistical information are also based on our good faith estimates, which are derived from management’s knowledge of our industry and such independent sources referred to above. Certain market, ranking and industry data included elsewhere in this prospectus, including the size of certain markets and our size or position and the positions of our competitors within these markets, including our services relative to our competitors, are based on estimates of our management. These estimates have been derived from our management’s knowledge and experience in the markets in which we operate, as well as information obtained from surveys, reports by market research firms, our clients, suppliers, trade and business organizations and other contacts in the markets in which we operate and have not been verified by independent sources. Unless otherwise noted, all of our market share and market position information presented in this prospectus is an approximation. Our market share and market position in each of our lines of business, unless otherwise noted, is based on our sales relative to the estimated sales in the markets we served. References herein to our being a leader in a market or product category refer to our belief that we have a leading market share position in each specified market, unless the context otherwise requires. As there are no publicly available sources supporting this belief, it is based solely on our internal analysis of our sales as compared to our estimates of sales of our competitors. In addition, the discussion herein regarding our various end markets is based on how we define the end markets for our products, which products may be either part of larger overall end markets or end markets that include other types of products and services.

Our internal data and estimates are based upon information obtained from trade and business organizations and other contacts in the markets in which we operate and our management’s understanding of industry conditions. Although we believe that such information is reliable, we have not had this information verified by any independent sources.

TRADEMARKS, SERVICE MARKS AND TRADE NAMES

We own or have rights to trademarks, service marks or trade names that we use in connection with the operation of our business. In addition, our names, logos and website domain names and addresses are our service marks or trademarks. We do not intend our use or display of other companies’ trademarks, service marks, copyrights or trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies. The trademarks we own or have the right to use include, among others, TaskUs. We also own or have the rights to copyrights that protect the content of our literature, be it in print or electronic form.

Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus are used without the ® and ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks and trade names. All trademarks, service marks and trade names appearing in this prospectus are the property of their respective owners.

USE OF PROCEEDS

We estimate that the net proceeds to TaskUs, Inc. from this offering at an assumed initial public offering price of $                 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and before estimated offering expenses, will be approximately $                 million. A $1.00 increase or decrease in the assumed initial public offering price of $                 per share would increase or decrease, as applicable, the net proceeds to TaskUs, Inc. from this offering by approximately $                million, assuming the number of shares offered by us remains the same as set forth on the cover page of this prospectus and after deducting the estimated underwriting discounts and commissions.

We intend to use the net proceeds received by us from this offering, together with cash on hand, to satisfy payments of approximately $                 million in respect of vested phantom shares, including $                million in respect of vested phantom shares held by certain of our executive officers, that will become due upon the completion of this offering, based on the assumed initial public offering price of $                per share, which is the midpoint of the price range set forth on the cover page of this prospectus, including $                million in deferred dividend payments in respect of such vested phantom shares. We intend to use the remainder of the net proceeds, if any, from this offering for general corporate purposes, which may include but are not limited to future acquisitions.

Pending specific application of these proceeds, we expect to invest them primarily in short-term demand deposits at various financial institutions.

We will not receive any proceeds from the sale of shares of Class A common stock offered by the selling stockholders (including any sales pursuant to the underwriters’ option to purchase additional shares from the selling stockholders).

DIVIDEND POLICY

We have no current plans to pay dividends on our common stock following this offering. Any decision to declare and pay dividends in the future will be made at the sole discretion of our board of directors and will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions and other factors that our board of directors may deem relevant. Because we are a holding company and have no direct operations, we will only be able to pay dividends from funds we receive from our subsidiaries. In addition, our ability to pay dividends is limited by covenants in our existing indebtedness and may be limited by the agreements governing any indebtedness we or our subsidiaries may incur in the future.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2021:

•	on a historical basis;

•

on a pro forma basis, giving effect to (i) the Class B Reclassification, (ii) the effectiveness of our amended and restated certificate of incorporation and (iii) the payment of the 2021 Dividend, as if such reclassification, effectiveness and payment had occurred on March 31, 2021.

•	on a pro forma as adjusted basis, giving effect to:

•	the pro forma adjustments set forth above;

•

the sale by us of                shares of Class A common stock in this offering at an assumed public offering price of $            per share, which is the midpoint of the price range set forth on the cover page of this prospectus;

•	the conversion of shares of Class B common stock into an equivalent number of shares of Class A common stock in connection with the sale of shares by the selling stockholders in this offering; and

•

the application of the net proceeds received by us from this offering as described under “Use of Proceeds” as if this offering and the application of the net proceeds of this offering had occurred on March 31, 2021 at the assumed initial public offering price of $            per share, which includes the anticipated payment of $                million cash settlement in respect of the vested phantom shares that will become due upon the completion of this offering.

The information below is illustrative only and our capitalization following this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. Cash and cash equivalents are not components of our total capitalization. You should read this table together with the other information contained in this prospectus, including “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical financial statements and related notes thereto included elsewhere in this prospectus.

	Actual	Pro Forma	Pro Forma As Adjusted(1)
	(In thousands, except per share amounts)
Cash and cash equivalents	$135,493	$	$

Current portion of debt(2)	$47,296	$	$
Long-term debt	196,257
Existing common stock, par value $0.01 per share, 10,000,000 shares authorized, 9,173,702 shares issued and outstanding on an actual basis; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	92
Class A common stock, par value $0.01 per share, no shares authorized, issued and outstanding, actual; shares authorized, pro forma and pro forma as adjusted; no shares issued and outstanding, pro forma; and shares issued and outstanding, pro forma as adjusted	—
Class B common stock, par value $0.01 per share, no shares authorized, issued and outstanding, actual; shares authorized, pro forma and pro forma as adjusted; shares issued and outstanding, pro forma; and shares issued and outstanding, pro forma as adjusted	—
Additional paid-in capital(3)	399,027
Accumulated deficit(4)	(50,891)
Accumulated other comprehensive income	2,561

Total shareholders’ equity	350,789
Total capitalization	$594,342	$	$

(1)

Each $1.00 increase or decrease in the assumed initial public offering price of $            per share would increase or decrease, as applicable, cash and cash equivalents, additional paid-in capital and total shareholders’ equity by $            million, assuming the number of shares of Class A common stock offered by us remains the same as set forth on the cover page of this prospectus and after deducting estimated underwriting discounts and commissions. Additionally, payment of transaction costs relating to this offering have not been reflected in the pro forma as adjusted amounts.

(2)

As of March 31, 2021, $39.9 million was drawn under the Revolving Credit Facility. For a further description and definition of the Revolving Credit Facility, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Indebtedness.”

(3)	Additional paid-in capital was decreased by $ million, on a pro forma basis, to reflect the $50.0 million dividend payment to our existing shareholders paid on April 16, 2021.
(4)

Accumulated deficit was increased by $             million, on a pro forma adjusted basis, to reflect the settlement in respect of the vested phantom shares that will become due upon the completion of this offering.

DILUTION

If you invest in shares of our Class A common stock in this offering, your investment will be immediately diluted to the extent of the difference between the initial public offering price per share of Class A common stock and the pro forma as adjusted net tangible deficit per share of common stock after this offering. Dilution results from the fact that the per share offering price of the shares of Class A common stock is substantially in excess of the pro forma as adjusted net tangible deficit per share attributable to the shares of common stock held by our pre-IPO owners.

Our pro forma net tangible deficit as of March 31, 2021 was $            million, or $            per share of common stock. Pro forma net tangible deficit represents the amount of total tangible assets less total liabilities, and pro forma net tangible deficit per share of common stock represents net tangible deficit divided by the number of shares of Class A and Class B common stock outstanding, after giving effect to (i) the Class B Reclassification, and the subsequent conversion of                  shares of Class B common stock into an equivalent number of shares of Class A common stock in connection with the sale of such shares by the selling stockholders in this offering, (ii) the effectiveness of our amended and restated certificate of incorporation and (iii) the payment of the 2021 Dividend.

After giving further effect to this offering and the application of the proceeds therefrom as described in “Use of Proceeds,” based on the assumed initial public offering price of $            per share, which is the midpoint of the price range set forth on the cover page of this prospectus, our pro forma net tangible deficit as of March 31, 2021 would have been $            million, or $            per share of Class A common stock. This represents an increase in pro forma net tangible book value of $0.01 per share of common stock to our pre-IPO owners and an immediate dilution in pro forma net tangible deficit of $            per share of common stock to investors in this offering.

The following table illustrates this dilution on a per share of common stock basis assuming the underwriters do not exercise their option to purchase additional shares of Class A common stock:

Assumed initial public offering price per share of Class A common stock		$
Pro forma net tangible deficit per share of common stock as of March 31, 2021	$
Increase in pro forma net tangible book value per share of common stock attributable to investors in this offering	$

Pro forma as adjusted net tangible deficit per share of common stock after the offering		$

Dilution per share of Class A common stock to investors in this offering		$

The following table summarizes, as of March 31, 2021, the total number of shares of common stock purchased, the total cash consideration paid, and the average price per share paid, in each case by pre-IPO owners and by investors in this offering. As the table shows, new investors purchasing shares in this offering will pay an average price per share substantially higher than our pre-IPO owners paid. The table below reflects an assumed initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, for shares purchased in this offering and excludes underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares of Common Stock Purchased			Total Consideration			Average Price Per Share of Common Stock
	Number	Percent		Amount	Percent
(In thousands)
Pre-IPO owners			%	$		%	$

Investors in this offering			%	$		%	$

Total			%	$		%	$

Each $1.00 increase in the assumed offering price of $             per share would increase total consideration paid to us by investors in this offering by $             million, assuming the number of shares offered by us remains the same and after deducting estimated underwriting discounts and commissions. A $1.00 decrease in the assumed initial public offering price per share would result in equal changes in the opposite direction.

The dilution information above is for illustrative purposes only. Our net tangible deficit following the consummation of this offering is subject to adjustment based on the actual initial public offering price of our shares and other terms of this offering determined at pricing.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The following tables present selected historical consolidated financial information for the periods and as of the dates indicated and should be read in conjunction with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Summary Historical Consolidated Financial and other Data” and the consolidated financial statements and notes thereto included elsewhere in this prospectus.

The selected historical consolidated financial information presented below for the years ended December 31, 2020 and 2019 have been derived from our audited consolidated financial statements and related notes included elsewhere in this prospectus. The selected historical consolidated financial information presented below for the period from October 1, 2018 through December 31, 2018 (Successor) and the period from January 1, 2018 through September 30, 2018 (Predecessor) have been derived from our audited consolidated financial statements and related notes not included in this prospectus. The selected historical consolidated financial information presented below for the years ended December 31, 2017, and 2016 have been derived from our unaudited consolidated financial statements that are not included in this prospectus. The period from October 1, 2018 through December 31, 2018 (Successor) and the period from January 1, 2018 through September 30, 2018 (Predecessor) are distinct reporting periods, and certain financial information for the Successor period is not comparable to the Predecessor period due to a new basis of accounting resulting from the application of acquisition accounting in connection with the Blackstone Acquisition. The selected historical consolidated financial information presented below for the three months ended March 31, 2021 and 2020 have been derived from our unaudited condensed consolidated financial statements and related notes included elsewhere in this prospectus. The unaudited condensed consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements and, in the opinion of our management, reflect all normal recurring adjustments necessary for the fair statement of our consolidated results for these periods. The results for any interim period are not necessarily indicative of the results that may be expected for the full year. Our historical results are not necessarily indicative of the results that may be expected for any future period.

	Successor			Predecessor
	Year ended December 31, 2020	Year ended December 31, 2019	October 1, 2018 through December 31, 2018	January 1, 2018 through September 30, 2018	Year ended December 31, 2017	Year ended December 31, 2016	Three months ended March 31, 2021	Three months ended March 31, 2020
(in thousands, except margin amounts)					(unaudited)	(unaudited)	(unaudited)
Statement of Operations Data:
Service revenue	$478,046	$359,681	$85,709	$168,501	$117,288	$79,701	$152,871	$102,429
Operating income	$50,329	$36,862	$3,690	$26,323	$13,867	$5,807	$22,401	$5,494
Income before taxes	$44,419	$29,529	$2,508	$24,142	$14,044	$5,733	$20,066	$1,854
Net income (loss)	$34,533	$33,940	$(871)	$33,094	$9,022	$5,340	$16,507	$1,515
Net income (loss) per common share, basic and diluted	$3.76	$3.70	$(0.09)	$3.02	$0.82	$0.49	$1.80	$0.17

	Successor			Predecessor
	December 31, 2020	December 31, 2019	December 31, 2018	December 31, 2017	December 31, 2016	March 31, 2021
(in thousands, except per share amounts)				(unaudited)	(unaudited)	(unaudited)
Balance Sheet Data:
Cash	$107,728	$37,541	$25,281	$19,275	$9,120	$135,493
Total assets	$707,506	$610,675	$585,380	$69,031	$41,092	$731,645
Current portion of debt	$45,984	$2,431	$450	$9,607	$1,389	$47,296
Long-term debt	$198,768	$204,874	$82,650	$1,944	$3,611	$196,257
Distributions paid per common share	$—	$14.72	$—	$—	$—	$—

	Year ended December 31, 2020	Year ended December 31, 2019	Full Year 2018
Key Operational Metrics:
Headcount (approx. at period end)(1)	23,600	18,400	13,800
Net revenue retention rate(2)	117%	139%	121%

(1)	“Headcount” refers to TaskUs employees as of the end of a given measurement period.
(2)

“Net revenue retention rate” is an important metric we calculate annually to measure the retention and growth in the use of our services by our existing clients. Our net revenue retention rate as of a given fiscal year is calculated using a measurement period consisting of the two consecutive fiscal years ending with and including the most recent applicable fiscal year. Next, we define our “base cohort” as the population of clients that were using our services during the entire 12-month period of the first year of the measurement period. Net revenue retention rate is calculated as the quotient obtained by dividing (a) the revenue generated by the base cohort in the second year of measurement by (b) the revenue generated by the base cohort in the first year of measurement. The decline in the net revenue retention rate for the year ended December 31, 2020 as compared to the previous year was primarily driven by the impact of the COVID-19 pandemic due to the reduction in volumes for certain clients in the ride sharing and self-driving autonomous vehicle markets who experienced a decline in their end customer volumes, which were significantly impacted by the lockdown restrictions globally. Normalizing for the decline in volume from the ride sharing and self-driving autonomous vehicle markets, net revenue retention rate in 2020 would have been approximately 126%. We expect the uncertainty related to these markets to continue throughout the duration of the COVID-19 pandemic. Additionally, the net revenue retention rate for the year ended December 31, 2019 reflected the rapid growth in revenue attributable to our largest client during the year, as compared to more steady state year over year revenue growth for our largest client for the year ended December 31, 2020, contributing to the remainder of the change in the net revenue retention rate.

	Successor			Predecessor
	Year ended December 31, 2020	Year ended December 31, 2019	October 1, 2018 through December 31, 2018	January 1, 2018 through September 30, 2018	Year ended December 31, 2017	Year ended December 31, 2016	Three months ended March 31, 2021	Three months ended March 31, 2020
(in thousands, except margin amounts)					(unaudited)	(unaudited)	(unaudited)
Non-GAAP Financial Measures:
Adjusted Net Income(1)	$69,394	$52,975	$9,797	$22,591	$8,607	$5,281	$28,198	$10,163
Net Income (Loss) Margin	7.2%	9.4%	(1.0)%	19.6%	7.7%	6.7%	10.8%	1.5%

Adjusted Net Income Margin(1)	14.5%	14.7%	11.4%	13.4%	7.3%	6.6%	18.4%	9.9%

EBITDA(2)	$90,903	$72,056	$12,400	$33,236	$21,433	$10,432	$32,562	$13,523
Adjusted EBITDA(2)	$106,887	$74,239	18,356	$38,594	$21,018	$10,373	$39,541	$17,459
Adjusted EBITDA Margin(2)	22.4%	20.6%	21.4%	22.9%	17.9%	13.0%	25.9%	17.0%

(1)

Adjusted Net Income is a non-GAAP profitability measure that represents net income or loss for the period before the impact of amortization of intangible assets and certain items that are considered to hinder comparison of the performance of our businesses on a period-over-period basis or with other businesses. During the periods presented, we exclude from Adjusted Net Income offering costs, transaction related costs associated with the Blackstone Acquisition and the tax benefit associated with certain of such costs, the effect of foreign currency gains and losses, losses on disposals of assets, COVID-19 related expenses, severance costs, lease termination costs, natural disaster costs and contingent consideration, which include costs that are required to be expensed in accordance with GAAP, and non-recurring expenses incurred in connection with the COVID-19 pandemic. Our management believes that the inclusion of supplementary adjustments to net income (loss) applied in presenting Adjusted Net Income are appropriate to provide additional information to investors about certain material non-cash items and about unusual items that we do not expect to continue at the same level in the future.

The following table reconciles net income (loss), the most directly comparable GAAP measure, to Adjusted Net Income:

	Successor			Predecessor
	Year ended December 31, 2020	Year ended December 31, 2019	October 1, 2018 through December 31, 2018	January 1, 2018 through September 30, 2018	Year ended December 31, 2017	Year ended December 31, 2016	Three months ended March 31, 2021	Three months ended March 31, 2020
(in thousands, except margin amounts)					(unaudited)	(unaudited)	(unaudited)
Net income (loss)	$34,533	$33,940	$(871)	$33,094	$9,022	$5,340	$16,507	$1,515
Amortization of intangible assets	18,847	18,847	4,712	—	—	—	4,712	4,712
Offering costs(a)	896	—	—	—	—	—	3,329	—
Transaction related costs(b)	—	—	5,769	3,685	—	—	—	—
Foreign currency (gains) losses(c)	(1,511)	(2,039)	(395)	1,680	(432)	(59)	787	1,404
Loss (gain) on disposal of assets(d)	1,116	2,227	582	(7)	17	—	27	(5)
Tax benefit from transaction related costs(e)	—	—	—	(15,861)	—	—	—	—
COVID-19 related expenses(f)	7,541	—	—	—	—	—	2,394	2,439
Severance costs(g)	2,557	—	—	—	—	—	—	98
Lease termination costs(h)	1,815	—	—	—	—	—	—	—
Natural disaster costs (i)							442	—
Contingent consideration(j)	3,570	—	—	—	—	—	—	—

Adjusted Net Income	$69,364	$52,975	$9,797	$22,591	$8,607	$5,281	$28,198	$10,163

Net Income (Loss) Margin(k)	7.2%	9.4%	(1.0)%	19.6%	7.7%	6.7%	10.8%	1.5%

Adjusted Net Income Margin(k)	14.5%	14.7%	11.4%	13.4%	7.3%	6.6%	18.4%	9.9%

(a)	Represents one-time professional service fees related to the preparation for a potential initial public offering that have been expensed during the period.
(b)

Transaction related costs include professional services fees totaling $9.2 million and compensation expense for bonuses paid to certain employees for services rendered in connection with the Blackstone Acquisition totaling $0.3 million.

(c)

Realized and unrealized foreign currency gains and losses include the effect of fair market value changes of forward contracts and remeasurement of U.S. dollar-denominated accounts to foreign currency.

(d)

Gain and loss on disposal of assets mainly resulted from the writeoff of leasehold improvements associated with the termination of certain of our real estate leases during the year ended December 31, 2020 and moving to permanent locations and consolidation of sites in the United States during the year ended December 31, 2019.

(e)	Tax benefit recognized for transaction related costs deducted for tax purposes but not attributable to either the Predecessor or Successor period and therefore expense recognized “on the line.”
(f)

Represents incremental expenses incurred that relate to the transition to and operational enablement of a virtual operating model and incentive and leave pay granted to employees that are directly attributable to the COVID-19 pandemic.

(g)	Represents severance payments as a result of certain cost optimization measures we undertook during the year.

(h)	Represents one-time costs associated with the termination of lease agreements for two of our U.S. facilities attributable to the COVID-19 pandemic.
(i)	Represents one-time costs associated with emergency housing, transportation costs and bonuses for our employees in connection with the severe winter storm in Texas in February 2021.
(j)	Represents non-recurring payments that are due to the sellers in the Blackstone Acquisition for certain tax benefits realized as a result of the NOL carrybacks permitted as a result of the CARES Act.
(k)	Net Income (Loss) Margin represents net income divided by service revenue and Adjusted Net Income Margin represents Adjusted Net Income divided by service revenue.

(2)

EBITDA is a non-GAAP profitability measure that represents net income or loss for the period before the impact of the benefit from or provision for income taxes, financing expenses, depreciation, and amortization of intangible assets. EBITDA eliminates potential differences in performance caused by variations in capital structures (affecting financing expenses), tax positions (such as the availability of net operating losses against which to relieve taxable profits), the cost and age of tangible assets (affecting relative depreciation expense) and the extent to which intangible assets are identifiable (affecting relative amortization expense).

Adjusted EBITDA is a non-GAAP profitability measure that represents EBITDA before certain items that are considered to hinder comparison of the performance of our businesses on a period-over-period basis or with other businesses. During the periods presented, we exclude from Adjusted EBITDA offering costs, transaction related costs associated with the Blackstone Acquisition, the effect of foreign currency gains and losses, losses on disposals of assets, accelerated expense for certain unamortized debt financing costs related to the settlement of our 2018 Credit Facility, COVID-19 related expenses, severance costs, lease termination costs, natural disaster costs and contingent consideration, which include costs that are required to be expensed in accordance with GAAP, and non-recurring expenses incurred in connection with the COVID-19 pandemic. Our management believes that the inclusion of supplementary adjustments to EBITDA applied in presenting Adjusted EBITDA are appropriate to provide additional information to investors about certain material non-cash items and about unusual items that we do not expect to continue at the same level in the future.

The following table reconciles net income (loss), the most directly comparable GAAP measure, to EBITDA and Adjusted EBITDA:

	Successor			Predecessor
(in thousands, except margin amounts)	Year ended December 31, 2020	Year ended December 31, 2019	October 1, 2018 through December 31, 2018	January 1, 2018 through September 30, 2018	Year ended December 31, 2017	Year ended December 31, 2016	Three months ended March 31, 2021	Three months ended March 31, 2020
					(unaudited)	(unaudited)	(unaudited)
Net income (loss)	$34,533	$33,940	$(871)	$33,094	$9,022	$5,340	$16,507	$1,515
Provision for (benefit from) income taxes	9,886	(4,411)	3,379	(8,952)	5,022	393	3,559	339
Financing expenses(a)	7,482	7,351	1,527	511	257	140	1,581	2,243
Depreciation	20,155	16,329	3,653	8,583	7,132	4,559	6,203	4,714
Amortization of intangible assets	18,847	18,847	4,712	—	—	—	4,712	4,712
EBITDA	90,903	72,056	12,400	33,236	21,433	10,432	32,562	13,523
Offering costs(b)	896	—	—	—	—	—	3,329	—
Transaction related costs(c)	—	—	5,769	3,685	—	—	—	—
Foreign currency (gains) losses(d)	(1,511)	(2,039)	(395)	1,680	(432)	(59)	787	1,404
Loss (gain) on disposal of assets(e)	1,116	2,227	582	(7)	17	—	27	(5)
Settlement of 2018 Credit Facility(f)	—	1,995	—	—	—	—	—	—
COVID-19 related expenses(g)	7,541	—	—	—	—	—	2,394	2,439
Severance costs(h)	2,557	—	—	—	—	—	—	98
Lease termination costs(i)	1,815	—	—	—	—	—	—	0
Natural disaster costs(l)							442	—
Contingent consideration(k)	3,570	—	—	—	—	—	—	—

Adjusted EBITDA	$106,887	$74,239	$18,356	$38,594	$21,018	$10,373	$39,541	$17,459
Net Income (Loss) Margin(l)	7.2%	9.4%	(1.0)%	19.6%	7.7%	6.7%	10.8%	1.5%

Adjusted EBITDA Margin(l)	22.4%	20.6%	21.4%	22.9%	17.9%	13.0	25.9%	17.0%

(a)

Financing expenses include interest expense, commitment fees on undrawn amounts, and debt financing costs related to our 2018 Credit Facility and 2019 Credit Facilities. For the year ended December 31, 2019, we accelerated expense recognition for certain debt financing costs upon settlement of our 2018 Credit Facility, which were included in financing expenses in our consolidated statements of income, but which have been separately included as a non-recurring adjustment to arrive at Adjusted EBITDA.

(b)	Represents one-time professional service fees related to the preparation for a potential initial public offering that have been expensed during the period.
(c)

Transaction related costs include professional services fees totaling $9.2 million and compensation expense for bonuses paid to certain employees for services rendered in connection with the Blackstone Acquisition totaling $0.3 million.

(d)

Realized and unrealized foreign currency gains and losses include the effect of fair market value changes of forward contracts and remeasurement of U.S. dollar-denominated accounts to foreign currency.

(e)	Gain and loss on disposal of assets mainly resulted from the writeoff of leasehold improvements associated with the termination of certain of our real estate leases during the year ended December 31,

2020 and moving to permanent locations and consolidation of sites in the United States during the year ended December 31, 2019.
(f)	Debt financing costs for which expense was accelerated upon settlement of our 2018 Credit Facility.
(g)

Represents incremental expenses incurred that relate to the transition to and operational enablement of a virtual operating model and incentive and leave pay granted to employees that are directly attributable to the COVID-19 pandemic.

(h)	Represents severance payments as a result of certain cost optimization measures we undertook during the year.
(i)	Represents one-time costs associated with the termination of lease agreements for two of our U.S. facilities attributable to the COVID-19 pandemic.
(j)	Represents one-time costs associated with emergency housing, transportation costs and bonuses for our employees in connection with the severe winter storm in Texas in February 2021.
(k)	Represents non-recurring payments that are due to the sellers in the Blackstone Acquisition for certain tax benefits realized as a result of the NOL carrybacks permitted as a result of the CARES Act.
(l)	Net Income (Loss) Margin represents net income divided by service revenue and Adjusted EBITDA Margin represents Adjusted EBITDA divided by service revenue.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion of our results of operations and financial condition in conjunction with the section titled “Selected Historical Consolidated Financial Data” and our consolidated financial statements and related notes included elsewhere in this prospectus. The following discussion and analysis also includes a discussion of certain non-GAAP financial measures. For a description and reconciliation of the non-GAAP measures discussed in this section, see “—Non-GAAP Financial Measures” below.

This prospectus includes certain historical consolidated financial and other data for TaskUs, Inc. (“we,” “us,” “our” or the “Company”). The following discussion provides a narrative of our results of operations and financial condition for the three months ended March 31, 2021 and 2020 and the years ended December 31, 2020 and 2019.

Overview

We are a digital outsourcer, focused on serving high-growth technology companies to represent, protect and grow their brands. We support some of the world’s most disruptive brands such as Zoom, Netflix, Uber, Coinbase and Oscar. As of December 31, 2020, we had over 100 clients spanning numerous industry segments within the Digital Economy, including social media, e-commerce, gaming, streaming media, food delivery and ride sharing, HiTech, FinTech and HealthTech.

Our global, omni-channel delivery model is focused on providing our clients three key services – Digital Customer Experience, Content Security and AI Operations. 96% of our revenue for the year ended December 31, 2020 was delivered from non-voice, digital channels or omni-channel services. Non-voice channels allow us to utilize resources efficiently, thereby driving higher profitability.

We have designed our platform to enable us to rapidly scale and benefit from our clients’ growth. We believe our ability to deliver “ridiculously good” outsourcing will enable us to continue to grow our client base.

At TaskUs, culture is at the heart of everything we do. Many of the companies operating in the Digital Economy are well-known for their obsession with creating a world-class employee experience. We believe clients choose TaskUs in part because they view our company culture as aligned with their own, which enables us to act as a natural extension of their brands and gives us an advantage in the recruitment of highly engaged frontline teammates who produce better results.

Business Highlights

We have a track record of delivering strong, profitable growth. From 2017 to 2020 we delivered a Revenue CAGR of 60%, a Net Income CAGR of 56% and an Adjusted EBITDA CAGR of 72%. As of March 31, 2021, we had approximately 27,500 employees across eighteen locations in eight countries.

Our growth during the year ended December 31, 2020 was characterized by uncertainty during the first half of 2020 as we experienced decreases in certain client volumes due to the COVID-19 pandemic. The pandemic temporarily increased our costs as we made investments to protect our employees, including making certain incentive and leave payments, providing personal protective equipment and buying additional hardware to enable employees to work from home. We then implemented a series of cost saving measures to protect the business, such as exiting office leases in high-cost U.S. locations and transitioning some support functions to offshore locations. These actions provided the stability and agility that we needed when our client volume rebounded during the second half of 2020 and through the first quarter of 2021. We have continued many of these investments and cost saving measures in order to position us for future growth as the COVID-19 pandemic persists.

The below chart describes our history and growth in revenue since our launch in 2008.

Recent Financial Highlights

For the three months ended March 31, 2021, we recorded service revenues of $152.9 million, or a 49.2% increase from $102.4 million for the three months ended March 31, 2020. For the year ended December 31, 2020, we recorded service revenues of $478.0 million, or a 32.9% increase from $359.7 million for the year ended December 31, 2019.

Net income for the three months ended March 31, 2021 increased 989.6% to $16.5 million from $1.5 million for the three months ended March 31, 2020. Adjusted Net Income for the three months ended March 31, 2021 increased 177.5% to $28.2 million from $10.2 million for the three months ended March 31, 2020. Adjusted EBITDA for the three months ended March 31, 2021 increased 126.5% to $39.5 million from $17.5 million for the three months ended March 31, 2020.

Net income for the year ended December 31, 2020 increased 1.7% to $34.5 million from $33.9 million for the year ended December 31, 2019. Adjusted Net Income for the year ended December 31, 2020 increased 30.9% to $69.4 million from $53.0 million for the year ended December 31, 2019. Adjusted EBITDA for the year ended December 31, 2020 increased 44.0% to $106.9 million from $74.2 million for the year ended December 31, 2019.

The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

Trends and Factors Affecting our Performance

There are a number of key factors and trends affecting our results of operations.

Growing with our current clients

As of December 31, 2020, we served over 100 of the world’s leading technology companies. Between 2017 and 2020, our current clients with publicly disclosed financials grew their revenue at an estimated unweighted average CAGR of 40%. As our clients’ revenue and scale have grown at rapid rates, so have our outsourcing volumes, revenue and service relationships. Revenue from TaskUs clients who have been with us since 2017 grew by 448% through the end of 2020, based on 29 clients who generated $500,000 or more in revenue for each of those years. In addition, over 99% of our revenues in 2020 were from recurring revenue contracts.

Extending solutions with our current clients

We have a significant opportunity to enhance the penetration of current services as well as cross-sell new services. As our clients grow in size and the complexity of their outsourcing needs increases, we believe we have an opportunity to increase the addressable spend available to TaskUs. In 2020, our largest client leveraged all three of our primary service offerings and 38 current clients signed new statements of work with us.

We aim to bolster our portfolio of highly complementary service capabilities by integrating consultative expertise, process automation, and technology that further expand our value proposition to clients. Services such as Content Security, which grew at a CAGR of 157% between 2017 and 2020, anti-money laundering, fraud prevention and data science are areas we believe are particularly attractive and highly relevant for our forward-leaning technology client base.

New client wins

We are well positioned within multi-billion dollar commercial markets with massive addressable spend opportunities where we focus on culturally aligned, agile companies that plan to scale rapidly. Our world-class sales team is organized around new-economy industry verticals such as FinTech, On Demand Travel + Transportation, Entertainment + Gaming, Social Media, HiTech, HealthTech and Retail + e-Commerce. We identify emerging industry and funding trends to engage early and work with future market leaders and enterprise-class clients.

We added 36 new clients in 2020, and we achieved a 56% new client win rate for every dollar of new client opportunities we pursued. TaskUs thoughtfully enters new industry verticals, or sub-verticals, when we identify emerging trends. From 2018 to 2020 our total new client win rate was 42%.

Expanding geographically

Global presence and multilingual capabilities are of increasing importance to our multinational clients and potential clients. The number of clients working with TaskUs in multiple geographies more than doubled from 2017 to 2020. In many cases our geographic expansion is driven by specific client requests, such as an online gaming client leading us to Taiwan, supporting a European market launch in Greece, and two social media clients in Ireland and Atlanta, Georgia, respectively. New geographies mean new languages and/or capabilities to offer to our clients and increasing opportunities to win new business. We plan to continue expanding our geographic footprint to drive growth in both existing and new clients.

Our profitability is also driven by effective asset utilization, as our focus on non-voice channels lead to greater seat turns, which reflect that a single seat has the potential to be used multiple times in a 24-hour day based on the hours an employee works. In 2019, we achieved seat turns of approximately 2.0 across our sites, calculated based on the average for each month in the year of the operational headcount for each month divided by the occupied seats in each month. Seat turn metrics for 2020 are not available as we transitioned to a virtual operating model in response to the COVID-19 pandemic. Further, our location strategy prioritizes expansion in lower cost offshore delivery geographies such as Philippines and India, where we are actively expanding into provincial cities. These factors have enabled us to maintain strong profitability.

We have expanded our presence rapidly from nine sites in three countries as of December 31, 2017 to eighteen sites in eight countries as of March 31, 2021. In October 2019, we entered the India market with our first site in Indore, where we had approximately 3,160 employees as of March 31, 2021, and in December 2020 we entered Colombia. As we expand our geographic footprint and service offerings, we may have one-time costs that may impact profitability.

Hiring and retention of employees

In order to efficiently and effectively provide services to our clients, we must be able to quickly hire, train and retain employees. We offer our employees competitive wages with annual increases and also invest in their wellbeing. Our employee benefits and employee engagement costs may vary from period to period based on employee participation. We seek to retain sufficient employees to serve our clients’ increasing business needs and position ourselves for growth. We believe our focus on employee culture leads to lower employee attrition levels. Apart from driving our high client satisfaction and retention metrics, lower employee attrition leads to lower hiring and training costs and higher employee productivity. The voluntary attrition rate for employees who were employed by TaskUs for more than 180 days was 14.9% and 26.6% for the years ended December 31, 2020 and 2019, respectively.

Foreign currency fluctuations

We are subject to foreign currency exposure, primarily related to costs from the international locations in which we have operations. In order to mitigate this exposure, we enter into foreign currency exchange rate forward contracts for the larger geographies in which we operate to reduce the volatility of forecasted cash flows denominated in foreign currencies.

COVID-19

During the first quarter of 2020, there was a global outbreak of COVID-19, which has spread to over 200 countries and territories, including all states in the United States. The global impact of the outbreak has been rapidly evolving and many countries have reacted by instituting quarantines and restrictions on travel, closing financial markets and/or restricting trading, and limiting operations of non-essential businesses. Such actions created disruption in global supply chains, increased rates of unemployment and adversely impacted many industries. The outbreak could have a continued adverse impact on economic and market conditions, and the full extent of the impact and effects of the COVID-19 pandemic will depend on future developments, including, among other factors, the duration and spread of the outbreak and the success of vaccination programs, along with related travel advisories, quarantines and restrictions, the recovery time of the disrupted supply chains and industries, the impact of labor market interruptions, the impact of government interventions, and uncertainty with respect to the duration of the global economic slowdown. We continue to closely monitor the outbreak and the impact on our operations and liquidity. As events continue to evolve and additional information becomes available, our estimates may change materially in the future.

Operational Enablement

In early March 2020, in response to the COVID-19 pandemic, we mobilized a centralized crisis response team to implement a virtual operating model. We did this to protect the health and safety of our employees, and ensure continued service for our clients. The shift entailed significant challenges including reconfiguring IT infrastructure and delivering thousands of personal computers, laptops and wireless internet cards to a majority of our employees’ homes, under stringent transport restrictions. In addition, we have paused certain on-site amenities for our employees, such as free on-site meals, until all our normal operations can be safely resumed.

Aided by significant agility and effective planning by our on-ground IT and operations teams, we were able to operationalize the model swiftly: over 90% of our frontline teammates were enabled to work virtually soon after the commencement of lockdowns. As of March 31, 2021, over 90% of our frontline teammates continued to work virtually.

Operating in a virtual model has required us to hire employees remotely, virtually train them and expand our network capabilities. We are observing local government mandates and guidance provided by health authorities and have proactively implemented quarantine protocols, social distancing policies, working from home arrangements, and travel suspensions. We expect to continue implementing these measures and we may take further actions if required or recommended by government authorities or if we determine them to be in the best interests of our employees, clients, and suppliers.

During the year ended December 31, 2020, we incurred costs related to these transformations. As part of our swift transition to a virtual operating model during the outbreak, we continued to pay employees who were unable to work due to logistical and technical hurdles or due to illness in order to maintain the health and financial wellbeing of our employees. We also made certain payments to employees as incentive to quickly adapt to the virtual model, which allowed us to maintain employee productivity. In total, we incurred costs of $0.3 million related to leave payments for the three months ended March 31, 2021 and $2.0 million related to incentive and leave payments for the year ended December 31, 2020, of which $1.5 million was incurred during the first quarter of 2020.

Similarly, as part of the transition to working virtually, we made additional investments in our employees in the form of internet and Wi-Fi connectivity to their homes as well as hotel and shuttle costs for employees who were displaced by the pandemic. These investments helped to ensure the sustainability of our virtual operating model when our client volume began to stabilize during the second half of 2020. We continued to make these investments in the second half of the year in order to position us for future growth as the COVID-19 pandemic persists. We incurred approximately $4.8 million of operational enablement related investments during the year ended December 31, 2020, with $3.5 million of that total cost coming in the second half of the year.

In February 2021 we announced the continuation of our company-wide work from home policy through October 2021. However, where there have been specific client requirements to return to our facilities in the Philippines and India and, where it has been safe to do so, we have begun transitioning some of our employees back to the office. We continued to incur approximately $2.1 million of operational enablement costs during the three months ended March 31, 2021.

Revenue and Sales Generation

Due to the COVID-19 pandemic, we saw a reduction in spend from some clients, including ride sharing, live event ticketing, movie ticketing, travel and retail companies, who experienced a decline in their end customer volumes because of lockdown restrictions globally. We also experienced slower revenue growth than expected in our AI operations service offering due to a reduction in volumes from clients whose outsourcing needs were impacted by the pandemic. Consequently, in March 2020, we lagged behind our initial revenue forecasts and adjusted our budget downward due to the uncertainty about the short-term and long-term impacts of the economic slowdown on our performance and the ongoing needs of our clients. Similarly, during the first quarter of 2020, we wrote off certain account receivables resulting in bad debt expense of $0.7 million.

Our business performance has rebounded in the second half of 2020 despite the uncertainty and initial impact of the pandemic. As some of the initial uncertainty associated with the COVID-19 pandemic began to subside, our strong market position within our industry verticals as well as our operational agility enabled us to act as a key partner to clients in industry segments such as social media, e-commerce, streaming media, gaming and food delivery, which saw an increase in demand driven by a surge in online commerce and content consumption.

As a result, we ultimately delivered strong sales performance across new and existing clients, with revenue of $152.9 million and $478.0 million for the three months ended March 31, 2021 and the year ended December 31, 2020, respectively, which was an increase of 49.2% and 32.9% compared to our revenue for the three months ended March 31, 2020 and the year ended December 31, 2019, respectively.

Cash and Cost Management

On March 27, 2020, in the United States, the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) was enacted in response to the COVID-19 pandemic. The CARES Act, among other things, permits net operating loss (“NOL”) carryovers and carrybacks to offset 100% of taxable income for taxable years beginning before 2021 and the deferral of employer taxes. We have chosen to avail ourselves of these CARES Act provisions for NOL carryovers and carrybacks and the deferral of employer taxes. We have carried back net operating losses originating in the period from October 1, 2018 through December 31, 2018 to claim a refund for taxes paid in fiscal 2015, 2016, 2017, and the period from January 1, 2018 through September 30, 2018 resulting in an expected benefit of approximately $5.2 million. During the year ended December 31, 2020, we deferred $5.3 million of employer taxes.

In March 2020, we also drew $39.9 million in our revolving line of credit as a liquidity precaution due to the uncertainty to our business and our clients’ businesses as a result of the COVID-19 pandemic. Throughout 2020 and the first quarter of 2021 we were able to meet our liquidity needs with cash generated from operations and the funds that were drawn from the revolving credit line were not needed. We believe these actions throughout the year have appropriately prepared us to respond to continued uncertainty, and we do not have significant liquidity or operational concerns. As of March 31, 2021 we had $135.5 million of cash and $39.9 million continued to be outstanding under the revolving line of credit. We continue to closely monitor the outbreak and the impact on our operations and liquidity.

In addition to the operating interventions and CARES Act provisions discussed above, we conducted a comprehensive review of our cost structure in order to build efficiencies across functions and implemented robust working capital controls to maintain cash conversion and compliance with covenants. Throughout the year ended December 31, 2020 we incurred certain costs as a result of our cash and cost management decisions. We terminated leases for two of our U.S. sites during the second half of 2020, for which we incurred $1.8 million of termination costs. Certain cost optimizing measures to consolidate and transition some support functions in lower-cost geographies resulted in $2.6 million of severance costs for the year. We believe our active cash and cost management decisions will have long-term benefits to the goal of enabling our future growth and profitability.

As a result of the unpredictable and evolving impact of the pandemic and measures being taken around the world to combat its spread, the timing and trajectory of the recovery remain unclear at this time, and the adverse impact of the pandemic on our operations could be material. See “Risk Factors—Risks Related to Our Business and Industry—The ongoing COVID-19 pandemic, including the resulting global economic uncertainty and measures taken in response to the pandemic, has adversely impacted our business, financial condition and results of operations, especially in the first half of 2020, and may continue to do so.”

Key Components of Our Results of Operations

Service Revenue

We derive revenues from the following three service offerings:

•

Digital Customer Experience: Principally consists of omni-channel customer care services primarily delivered through digital (non-voice) channels. Other solutions include customer care services for new product or market launches, trust & safety solutions and customer acquisition solutions.

•

Content Security: Principally consists of review and disposition of user and advertiser generated content for purposes which include removal or labeling of policy violating, offensive or misleading content. We are developing and enforcing Content Security policies in several areas including intellectual property, job and commerce postings, objectionable material, and political advertising.

•	AI Operations: Principally consists of data labeling, annotation and transcription services performed for the purpose of training and tuning AI algorithms through the process of machine learning.

As these services are delivered, we bill our clients on either time-and-materials, cost-plus, unit-priced, fixed-price, or outcome oriented basis. Service revenue from time-and-materials or cost-plus contracts is recognized as the services are performed. Service revenue from unit-priced contracts is recognized monthly as transactions are processed based on objective measures of output. Service revenue from fixed-price contracts is recognized monthly as service revenue is earned and obligations are fulfilled. Service revenue from outcome oriented contracts is recognized when it is reasonably certain that the desired outcome has been achieved.

Operating Expenses

Cost of Services

Cost of services consists primarily of costs related to delivery of services, and consists primarily of personnel expenses like salaries and wages, employee welfare, employee engagement, recruiting and professional development. Additionally, cost of services includes expenses related to sites and technology costs that can be directly attributed to the delivery of services.

Selling, General, & Administrative

Selling expenses consists of personnel costs, travel expenses, and other expenses for our client services, sales and marketing teams. Additionally, it includes costs of marketing and promotional events, corporate communications, and other brand-building activities.

General and administrative expenses consist of personnel and related expenses for technology, human resources, legal, finance, global shared services, and executives including, professional fees; insurance premiums, cloud-based capabilities and other corporate expenses.

Depreciation

Depreciation is computed on the straight-line basis over the estimated useful life of our property and equipment assets, generally three to five years or, for leasehold improvements, over the term of the lease, whichever is shorter.

Amortization of intangible assets

Amortization relates to our client relationship and trade name intangibles, which are amortized over their useful lives using the straight-line method, which reflects the pattern of benefit, and assumes no residual value.

Other Income

Other income primarily consists of gains and losses resulting from changes in the fair value of the foreign currency exchange rate forward contracts that we are party to. Our forward contracts do not qualify for hedge accounting treatment. Other income also includes gains and losses resulting from the remeasurement of U.S.-denominated accounts to foreign currency and loss on sale of property and equipment.

Financing Expenses

Financing expenses primarily consist of interest expenses related to our term loans in addition to commitment fees related to the undrawn delayed draw loan and revolver loan. For the year ended December 31, 2019, we also included the write off of unamortized discounts and deferred financing costs in connection with the settlement of our 2018 Credit Facility, discussed further below under “Liquidity and Capital Resources—Indebtedness” below.

Provision for (benefit from) Income Taxes

Provision for (benefit from) income taxes consists primarily of income taxes related to U.S. federal and state income taxes and income taxes in foreign jurisdictions in which we conduct business.

Results of Operations

Comparison of the Three Months Ended March 31, 2021 and 2020

The following tables set forth certain historical consolidated financial information for the three months ended March 31, 2021 and 2020.

	Three months ended March 31, 2021	Three months ended March 31, 2020	Period over Period Change ($)	Period Over Period Change (%)
Service revenue	$152,871	$102,429	$50,442	49.2%
Operating expenses:
Cost of services	88,030	61,783	26,247	42.5%
Selling, general, and administrative expense	31,498	25,731	5,767	22.4%
Depreciation	6,203	4,714	1,489	31.6%
Amortization of intangible assets	4,712	4,712	—	—
Loss (gain) on disposal of assets	27	(5)	32	(640.0)%

Total operating expenses:	130,470	96,935	33,535	34.6%
Operating income	22,401	5,494	16,907	307.7%
Other expense	754	1,397	(643)	(46.0)%
Financing expenses	1,581	2,243	(662)	(29.5)%

Income before taxes	20,066	1,854	18,212	982.3%
Provision for income taxes	3,559	339	3,220	949.9%

Net income	$16,507	$1,515	$14,992	989.6%

Service revenue

Service revenue for the three months ended March 31, 2021 and 2020 was $152.9 million and $102.4 million, respectively. Service revenue for the three months ended March 31, 2021 increased by $50.4 million or 49.2% when compared to the three months ended March 31, 2020, primarily resulting from extending solutions with our current clients and new client wins related to all three of our service offerings, Digital Customer Experience, Content Security and AI Operations. The year over year growth in Digital Customer Experience, Content Security and AI Operations contributed 33.6%, 9.4%, and 6.2%, respectively, of the total increase of 49.2% for the three months ended March 31, 2020. The growth in Digital Customer Experience was primarily driven by an increase in volume of services to our existing customers and new customer wins. The growth in Content Security was primarily driven by an increase in volume of services to our existing customers. Our AI Operations service offering experienced growth of 59.6% during the three months ended March 31, 2020, which was driven by an increase in volume of services to our existing customers and new client wins.

The following table shows service revenues by service offering for each period.

	Three Months Ended March 31, 2021	Three Months Ended March 31, 2020	Period over Period Change ($)	Period over Period Change (%)
(in thousands)
Digital Customer Experience	$99,711	$65,217	$34,494	52.9%
Content Security	36,127	26,538	9,589	36.1%
AI Operations	17,033	10,674	6,359	59.6%

Service revenue	$152,871	$102,429	$50,442	49.2%

Service revenues by delivery geography

The majority of our service revenues are derived from contracts with clients who are either located in the United States, or with clients who are located outside of the United States but whereby the contract specifies payment in United States dollars. However, we deliver our services from multiple locations around the world.

The following table presents the breakdown of our service revenues by geographical location, based on where the services are provided.

	Three Months Ended March 31, 2021	Three Months Ended March 31, 2020	Period over Period Change ($)	Period over Period Change (%)
(in thousands)
Philippines	$84,578	$55,874	$28,704	51.4%
United States	50,757	40,645	10,112	24.9%
Rest of World	17,536	5,910	11,626	196.7%

Service revenue	$152,871	$102,429	$50,442	49.2%

Revenues generated from services provided from our delivery sites in the Philippines for the three months ended March 31, 2021 and 2020 was $84.6 million and $55.9 million, respectively. During the three months ended March 31, 2021, our service revenues from work performed out of our delivery sites in the Philippines grew 51.4% when compared to the three months ended March 31, 2020. This growth resulted from expansion in all three of our service offerings, Digital Customer Experience, Content Security and AI Operations, which contributed 28.3%, 15.8%, and 7.3% of the total increase of 51.4% in the Philippines, respectively.

Revenues generated from services provided from the United States for the three months ended March 31, 2021 and 2020 was $50.8 million and $40.6 million, respectively. During the three months ended March 31, 2020, our service revenues from work performed out of our delivery sites in the United States grew 24.9% when compared to the three months ended March 31, 2020. This growth resulted primarily from expansion in two of our service offerings, Digital Customer Experience and AI Operations, which contributed 23.0% and 4.7% of the total increase of 24.9% in the United States, respectively, partially offset by a 2.8% decrease contributed by Content Security due to the shift in revenues to the Philippines.

Revenues generated from services provided from the Rest of World for the three month ended March 31, 2021 and 2020 was $17.5 million and $5.9 million, respectively. During the three months ended March 31, 2021, our service revenues from work performed out of our delivery sites in the Rest of World grew 196.7% when compared to the three months ended March 31, 2020. The growth was primarily driven from expansion in all three of our service offerings in India.

Operating Expenses

Cost of Services

Cost of services for the three months ended March 31, 2021 and 2020 was $88.0 million and $61.8 million, respectively. Cost of services for the three months ended March 31, 2021 increased by $26.2 million, or 42.5%, when compared to the three months ended March 31, 2020. The change was primarily driven by an increase in personnel costs of $25.1 million, $1.0 million of costs related to the COVID-19 pandemic and $0.4 million of costs related to the severe winter storm in Texas in February 2021, partially offset by a decrease of $0.3 million in other direct charges due to the majority of the employees working from home for the three months ended March 31, 2021 as compared to March 31, 2020. The $25.1 million increase in personnel costs was primarily due to an increase in headcount to meet the demand in services from our customers. The $1.0 million increase in costs was driven by operational enablement costs related to the COVID-19 pandemic.

Selling, general, and administrative expense

Selling, general, and administrative expense for the three months ended March 31, 2021 and 2020 was $31.5 million and $25.7 million, respectively. Selling, general, and administrative expense for the three months ended March 31, 2021 increased by $5.8 million, or 22.4%, when compared to the three months ended March 31, 2020. The increase was primarily driven by higher personnel costs of $2.5 million, $3.9 million of professional fees, enterprise cloud-based software capabilities of $0.5 million, and insurance expense of $0.2 million, partially offset by a decrease in COVID related charges of $0.9 million and a decrease in travel and marketing expenses of $0.4 million. The increase in personnel costs of $2.2 million was incurred across our functions in support of our growth in revenues. The increase in professional fees of $3.9 million was incurred primarily related to third parties who were engaged to assist with preparation for a potential initial public offering. The decrease in COVID related charges primarily related to bad debt expenses that were incurred for the three months ended March 31, 2020 that were not incurred in the three months ended March 31, 2021.

Depreciation

Depreciation for the three months ended March 31, 2021 and 2020 was $6.2 million and $4.7 million, respectively. The increase in depreciation is a result of capital expenditures of $10.1 million and $28.9 million that were made during the three months ended March 31, 2021 and the year ended December 31, 2020, respectively. The expenditures included leasehold improvements and office equipment to support the growth of our existing sites and expansion to new sites and additional technology and computer equipment in support of our company-wide work-from-home policy in response to the COVID-19 pandemic.

Amortization of intangible assets

Amortization of intangible assets for the three months ended March 31, 2021 and 2020 was $4.7 million. Amortization can be attributed to the recognition of client relationship and trade name intangible assets recognized in connection with the Blackstone Acquisition that are being amortized on a straight-line basis.

Loss (gain) on disposal of assets

We recognized losses and (gains) on disposal of assets during the three months ended March 31, 2021 and 2020 of $0.1 million and $(0.1) million, respectively. The loss recognized for the three months ended March 31, 2021 related primarily to the writeoff of furniture and fixtures associated with the termination of certain of our real estate leases and the gain recognized for the three months ended March 31, 2020 was related to the sale of a generator in the Philippines.

Other expense

Other expense for the three months ended March 31, 2021 and 2020 was $0.8 million and $1.4 million, respectively. Changes in other income are driven by our exposure to foreign currency exchange risk resulting from our operations in foreign geographies, primarily the Philippines, offset by economic hedges using foreign currency exchange rate forward contracts.

Financing expense

Financing expense for the three months ended March 31, 2021 and 2020 was $1.6 million and $2.2 million, respectively. During the three months ended March 31, 2021, we recognized interest expense of $1.5 million and amortization of debt financing fees of $0.1 million in connection with our 2019 Credit Agreement (as defined below under “—Liquidity and Capital Resources—Indebtedness—2019 Credit Agreement”), which we entered into on September 25, 2019. Change in financing expense is primarily driven by the decrease in the rate of LIBOR used to calculate the interest rate of the term loan. See “—Liquidity and Capital Resources—Indebtedness—2019 Credit Agreement” for additional discussion of the Term Loan Facility.

Provision for (benefit from) income taxes

Income tax expense (benefit) for the three months ended March 31, 2021 and 2020 was $3.6 million and $0.3 million, respectively. Our effective tax rate for the three months ended March 31, 2021 and 2020 was 18%.

The difference between the effective tax rates and the statutory rate in the three months ended March 31, 2021 and 2020 was primarily due to global intangible low-taxed income (“GILTI”) inclusion, foreign-derived intangible income (“FDII”) deduction, tax benefits of income tax holidays in foreign jurisdiction, and unrecognized tax benefits.

The effective tax rate in the future will depend upon the proportion of income before provision for income taxes earned in the United states and in jurisdictions with a tax rate lower than the U.S. statutory rate, as well as a number of other factors, including the impact of new legislation.

Comparison of the Years Ended December 31, 2020 and 2019

The following table sets forth our consolidated statement of income information for the years ended December 31, 2020 and 2019.

	Year ended December 31, 2020	Year ended December 31, 2019	Period over Period Change ($)	Period over Period Change (%)
(in thousands)
Service revenue	$478,046	$359,681	$118,365	32.9%
Operating expenses:
Cost of services	270,510	194,786	75,724	38.9%
Selling, general, and administrative expense	113,519	90,630	22,889	25.3%
Depreciation	20,155	16,329	3,826	23.4%
Amortization of intangible assets	18,847	18,847	—	0.0%
Loss on disposal of assets	1,116	2,227	(1,111)	(49.9)%
Contingent consideration	3,570	—	3,570	100.0%

Total operating expenses:	427,717	322,819	104,898	32.5%
Operating income	50,329	36,862	13,467	36.5%
Other income	(1,572)	(2,013)	441	(21.9)%
Financing expenses	7,482	9,346	(1,864)	(19.9)%

Income before taxes	44,419	29,529	14,890	50.4%
Provision for (benefit from) income taxes	9,886	(4,411)	14,297	(324.1)%

Net income	$34,533	$33,940	$593	1.7%

Service revenue

Service revenue for the years ended December 31, 2020 and 2019 was $478.0 million and $359.7 million, respectively. Service revenue for the year ended December 31, 2020 increased by $118.4 million or 32.9% when compared to the year ended December 31, 2019, primarily resulting from extending solutions with our current clients and new clients related to two of our service offerings, Digital Customer Experience and Content Security. The year over year growth in Digital Customer Experience and Content Security contributed 26.1% and 6.5%, respectively, of the total increase of 32.9% for the year ended December 31, 2020. The growth in Digital Customer Experience was primarily driven by an increase in volume of services to our existing customers and new customer wins. Our AI Operations service offering experienced growth of 2.1% during the year ended December 31, 2020 which was lower as compared to other service offerings due to reduction in volumes from clients that were temporarily negatively impacted by the COVID-19 pandemic.

The following table shows service revenues by service offering for each period.

	Year ended December 31, 2020	Year ended December 31, 2019	Period over Period Change ($)	Period over Period Change (%)
(in thousands)
Digital Customer Experience	$300,424	$206,471	$93,953	45.5%
Content Security	127,657	104,259	23,398	22.4%
AI Operations	49,965	48,951	1,014	2.1%

Service revenue	$478,046	$359,681	$118,365	32.9%

Service revenues by delivery geography

The majority of our service revenues are derived from contracts with clients who are either located in the United States, or with clients who are located outside of the United States but whereby the contract specifies payment in United States dollars. However, we deliver our services from multiple locations around the world. The following table presents the breakdown of our service revenues by geographical location, based on where the services are provided.

	Year ended December 31, 2020	Year ended December 31, 2019	Period over Period Change ($)	Period over Period Change (%)
(in thousands)
Philippines	$267,687	$208,983	$58,704	28.1%
United States	171,476	132,962	38,514	29.0%
Rest of World	38,883	17,736	21,147	119.2%

Service revenue	$478,046	$359,681	$118,365	32.9%

Revenues generated from services provided from our delivery sites in the Philippines for the years ended December 31, 2020 and 2019 was $267.7 million and $209.0 million, respectively. During the year ended December 31, 2020, our service revenues from work performed out of our delivery sites in the Philippines grew 28.1% when compared to the year ended December 31, 2019. This growth resulted primarily from expansion in two of our service offerings, Digital Customer Experience and Content Security, which contributed 22.2% and 6.4% of the total increase of 28.1% in the Philippines, respectively, partially offset by a 0.5% decrease contributed by AI Operations.

Revenues generated from services provided from the United States for the years ended December 31, 2020 and 2019 was $171.5 million and $133.0 million, respectively. During the year ended December 31, 2020, our service revenues from work performed out of our delivery sites in the United States grew 29.0% when compared to the year ended December 31, 2019. This growth resulted primarily from expansion in two of our service offerings, Digital Customer Experience and Content Security, which contributed 22.9% and 4.6% of the total increase of 29.0% in the United States, respectively.

Revenues generated from services provided from the Rest of World for the years ended December 31, 2020 and 2019 was $38.9 million and $17.7 million, respectively. During the year ended December 31, 2020, our service revenues from work performed out of our delivery sites in the Rest of World grew 119.2% when compared to the year ended December 31, 2019. This growth resulted from expansion in our Digital Customer Experience service offering.

Operating Expenses

Cost of Services

Cost of services for the years ended December 31, 2020 and 2019 was $270.5 million and $194.8 million, respectively. Cost of services for the year ended December 31, 2020 increased by $75.7 million, or 38.9%, when compared to the year ended December 31, 2019. The change was primarily driven by an increase in personnel costs of $65.7 million, $6.4 million of costs related to the COVID-19 pandemic, $2.9 million increase due to facilities costs and $0.7 million of severance related to certain cost optimization measures. The $65.7 million increase in personnel costs was primarily due to an increase in headcount to meet the demand in services from our customers. The $6.4 million costs incurred in response to the COVID-19 pandemic relate to employee internet and Wi-Fi connectivity in connection with the transition to a virtual operating model, hotel and shuttle costs for employees that were displaced by the pandemic, and certain incentive and leave pay.

Selling, general, and administrative expense

Selling, general, and administrative expense for the years ended December 31, 2020 and 2019 was $113.5 million and $90.6 million, respectively. Selling, general, and administrative expense for the year ended December 31, 2020 increased by $22.9 million, or 25.3%, when compared to the year ended December 31, 2019. The increase was primarily driven by higher personnel costs of $14.6 million, enterprise cloud-based software capabilities of $2.9 million, professional fees of $2.1 million, and bad debt expense of $1.5 million, partially offset by a decrease in travel and marketing expenses of $3.0 million. In addition, the increase was driven by $0.4 million of COVID-related incentive leave pay, bad debt expense of $0.7 million related to customers impacted by the COVID-19-related pandemic, both of which primarily incurred in March 2020, as well as COVID-19-related lease termination charges of $1.8 million for two leases in the US that were terminated and severance of $1.9 million, both of which incurred in the second half of 2020 as part of our cost and cash management objectives to enable future growth. The increase in personnel costs of $14.6 million was incurred across our functions in support of our growth in revenues. The increase in professional fees of $2.1 million included $0.9 million that was incurred primarily during the fourth quarter of 2020 related to third parties who were engaged to assist with preparation for a potential initial public offering.

Depreciation

Depreciation for the years ended December 31, 2020 and 2019 was $20.2 million and $16.3 million, respectively. The increase can be attributed to depreciation related to capital expenditures of $28.9 million and $20.0 million for the years ended December 31, 2020 and 2019, respectively. The $28.9 million of expenditures included leasehold improvements and office equipment to support the growth of our existing sites and expansion to new sites and additional technology and computer equipment in support of our company-wide work-from-home policy in response to the COVID-19 pandemic. The increase was offset by a reduction in depreciation expense of $2.5 million related to the change in estimate of the useful lives of our leasehold improvements.

Amortization of intangible assets

Amortization of intangible assets for the years ended December 31, 2020 and 2019 was $18.8 million. Amortization can be attributed to the recognition of client relationship and trade name intangible assets recognized in connection with the Blackstone Acquisition that are being amortized on a straight-line basis.

Loss on disposal of assets

We recognized losses from disposal of assets during the years ended December 31, 2020 and 2019 of $1.1 million and $2.2 million, respectively. The loss recognized for the year ended December 31, 2020 related primarily to the closing of our Santa Monica Headquarters and San Antonio office locations and the loss recognized for the year ended December 31, 2019 was related to temporary sites that were vacated as we moved to permanent locations in the United States and consolidation of other sites.

Contingent consideration

We recognized expense related to the increase in the value of a contingent consideration liability of $3.6 million for cash payments due to the sellers in the Blackstone Acquisition as a result of tax benefits that became receivable by the Company during the year ended December 31, 2020. See Note 8(c)—Contingent Consideration in the Notes to Consolidated Financial Statements included in this prospectus for additional information.

Other income

Other income for the years ended December 31, 2020 and 2019 was $1.6 million and $2.0 million, respectively.

Changes in other income are primarily driven by our exposure to foreign currency exchange risk resulting from our operations in foreign geographies, primarily the Philippines, offset by economic hedges using foreign currency exchange rate forward contracts. For the years ended December 31, 2020 and 2019, we recognized foreign exchange gains resulting from these transactions of $1.5 million and $2.0 million, respectively.

Financing expense

Financing expense for the years ended December 31, 2020 and 2019 was $7.5 million and $9.3 million, respectively. During the year ended December 31, 2020, we recognized interest expense of $7.0 million and amortization of debt financing fees of $0.5 million in connection with our 2019 Credit Agreement (as defined below under “—Liquidity and Capital Resources—Indebtedness—2019 Credit Agreement”), which we entered into on September 25, 2019.

Financing expense for the year ended December 31, 2019 included accelerated expense of unamortized debt financing fees of $2.0 million in connection with the extinguishment of the 2018 Credit Agreement (as defined below under “—Liquidity and Capital Resources—Indebtedness—2018 Credit Agreement”) which drove the decrease for the year ended December 31, 2020.

Provision for (benefit from) income taxes

Income tax expense (benefit) for the years ended December 31, 2020 and 2019 was $9.9 million and $(4.4) million, respectively. Our effective tax rate for the years ended December 31, 2020 and 2019 was 22% and (15)%, respectively.

The effective tax rate for the year ended December 31, 2020 is close to the statutory rate of 21%, primarily due to tax benefits of income tax holidays in a foreign jurisdiction and foreign-derived intangible income (“FDII”) deduction offset by global intangible low-taxed income (“GILTI”) inclusion and unrecognized tax benefits.

The effective tax rate for the year ended December 31, 2019 differed from the statutory rate of 21% primarily due to a decrease in the blended state income tax rate, decrease in GILTI and increase in tax benefits of income tax holidays in foreign jurisdictions.

The effective tax rate in the future will depend upon the proportion of income before provision for income taxes earned in the United states and in jurisdictions with a tax rate lower than the U.S. statutory rate, as well as a number of other factors, including the impact of new legislation.

Revenue by Top Clients

The table below sets forth the percentage of our total service revenues derived from our largest clients for the three months ended March 31, 2021 and 2020:

	Percentage of Total Service Revenue
	Three Months Ended March 31, 2021	Three Months Ended March 31, 2020	Year Ended December 31, 2020	Year Ended December 31, 2019
Top ten clients	64%	75%	68%	74%
Top twenty clients	78%	86%	81%	84%

Our clients are part of the rapidly growing Digital Economy and they rely on our suite of digital solutions to drive their continued success. For our existing clients, we benefit from our ability to grow as they grow and to cross sell new solutions, further deepening our entrenchment.

For the three months ended March 31, 2021 and 2020, we generated 29% and 31%, respectively, of our service revenue from Facebook, our largest client, and we generated 11% of our service revenue from our second largest client, DoorDash. For the years ended December 31, 2020 and 2019, we generated 32% and 35%, respectively, of our service revenue from Facebook, our largest client, and we generated 12% and 11%, respectively, of our service revenue from our second largest client, DoorDash.

We continue to identify and target high growth industry verticals and clients. Our strategy is to acquire new clients and further grow with our existing ones in order to achieve meaningful client and revenue diversification over time.

Foreign Currency

As a global company, we face exposure to movements in foreign currency exchange rates. Fluctuations in foreign currencies impact the amount of total assets, liabilities, revenue, operating expenses and cash flows that we report for our foreign subsidiaries upon the translation of these amounts into U.S. dollars. See “—Quantitative and Qualitative Disclosures About Market Risk” for additional information on how foreign currency impacts our financial results.

Key Operational Metrics

We regularly monitor the below operating metrics in order to measure our current performance and estimate our future performance.

	Year Ended December 31, 2020	Year Ended December 31, 2019
Headcount (approx. at period end)(1)	23,600	18,400
Net revenue retention rate(2)	117%	139%

(1)	“Headcount” refers to TaskUs employees as of the end of a given measurement period.
(2)

“Net revenue retention rate” is an important metric we calculate annually to measure the retention and growth in the use of our services by our existing clients. Our net revenue retention rate as of a given fiscal year is calculated using a measurement period consisting of the two consecutive fiscal years ending with and including the most recent applicable fiscal year. Next, we define our “base cohort” as the population of clients that were using our services during the entire 12-month period of the first year of the measurement period. Net revenue retention rate is calculated as the quotient obtained by dividing (a) the revenue generated by the base cohort in the second year of measurement by (b) the revenue generated by the base cohort in the first year of measurement. The decline in the net revenue retention rate for the year ended December 31, 2020 as compared to the previous year was primarily driven by the impact of the COVID-19 pandemic due to the reduction in volumes for certain clients in the ride sharing and self-driving autonomous vehicle markets who experienced a decline in their end customer volumes, which were significantly impacted by the lockdown restrictions globally. Normalizing for the decline in volume from the ride sharing and self-driving autonomous vehicle markets, net revenue retention rate in 2020 would have been approximately 126%. We expect the uncertainty related to these markets to continue throughout the duration of the COVID-19 pandemic. Additionally, the net revenue retention rate for the year ended December 31, 2019 reflected the rapid growth in revenue attributable to our largest client during the year, as compared to more steady state year over year revenue growth for our largest client for the year ended December 31, 2020, contributing to the remainder of the change in the net revenue retention rate. Net revenue retention rate is not presented for the three months ended March 31, 2021 as this metric is calculated annually.

Non-GAAP Financial Measures

We use Adjusted Net Income, EBITDA and Adjusted EBITDA as key profitability measures to assess the performance of our business.

Each of the profitability measures described below are not recognized under GAAP and do not purport to be an alternative to net income as a measure of our performance. Such measures have limitations as analytical tools, and you should not consider any of such measures in isolation or as substitutes for our results as reported under GAAP. Adjusted Net Income, EBITDA, and Adjusted EBITDA exclude items that can have a significant effect on our profit or loss and should, therefore, be used in conjunction with profit or loss for the period. Our management compensates for the limitations of using non-GAAP financial measures by using them to supplement GAAP results to provide a more complete understanding of the factors and trends affecting the business than GAAP results alone. Because not all companies use identical calculations, these measures may not be comparable to other similarly titled measures of other companies.

Adjusted Net Income

Adjusted Net Income is a non-GAAP profitability measure that represents net income or loss for the period before the impact of amortization of intangible assets and certain items that are considered to hinder comparison of the performance of our businesses on a period-over-period basis or with other businesses. During the periods presented, we exclude from Adjusted Net Income offering costs, transaction related costs associated with the Blackstone Acquisition and the tax benefit associated with certain of such costs, the effect of foreign currency gains and losses, losses on disposals of assets, COVID-19 related expenses, severance costs, lease termination costs, natural disaster costs and contingent consideration, which include costs that are required to be expensed in accordance with GAAP, and non-recurring expenses incurred in connection with the COVID-19 pandemic. Our management believes that the inclusion of supplementary adjustments to net income applied in presenting Adjusted Net Income are appropriate to provide additional information to investors about certain material non-cash items and about unusual items that we do not expect to continue at the same level in the future.

The following table reconciles net income, the most directly comparable GAAP measure, to Adjusted Net Income for the three months ended March 31, 2021 and 2020:

	Three months ended March 31, 2021	Three months ended March 31, 2020	Period over Period Change ($)	Period over Period Change (%)
(in thousands, except margin amounts)
Net income	16,507	1,515	14,992	989.6%
Amortization of intangible assets	4,712	4,712	—	0%
Offering costs(1)	3,329	—	3,329	100%
Foreign currency losses(2)	787	1,404	(617)	(43.9)%
Loss (gain) on disposal of assets(3)	27	(5)	32	(640)%
COVID-19 related expenses(4)	2,394	2,439	(45)	(1.8)%
Severance costs(5)	—	98	(98)	(100)%
Natural disaster costs(6)	442	—	442	100%

Adjusted Net Income	28,198	10,163	18,035	177.5%
Net Income Margin(7)	10.8%	1.5%

Adjusted Net Income Margin(7)	18.4%	9.9%

(1)	Represents one-time professional service fees related to the preparation for a potential initial public offering that have been expensed during the period.
(2)	Realized and unrealized foreign currency losses include the effect of fair market value changes of forward contracts and remeasurement of U.S. dollar-denominated accounts to foreign currency.
(3)	Gain and loss from disposal of assets mainly resulted from the writeoff of furniture and fixtures or leasehold improvements associated with the termination of certain of our real estate leases.
(4)

Represents incremental expenses incurred that relate to the operational enablement of a virtual operating model and incentive and leave pay granted to employees that are directly attributable to the COVID-19 pandemic.

(5)	Represents severance payments as a result of certain cost optimization measures we undertook during the period.
(6)

Represents one-time costs associated with emergency housing, transportation costs and bonuses for our employees in connection with the natural disaster related to the severe winter storm in Texas in February 2021.

(7)	Net Income Margin represents net income divided by service revenue and Adjusted Net Income Margin represents Adjusted Net Income divided by service revenue.

The following table reconciles net income, the most directly comparable GAAP measure, to Adjusted Net Income for the three months ended December 31, 2020 and 2019:

	Year ended December 31, 2020	Year ended December 31, 2019	Period over Period Change ($)	Period over Period Change (%)
(in thousands, except margin amounts)
Net income	$34,533	$33,940	$593	1.7%
Amortization of intangible assets	18,847	18,847	—	0.0%
Offering costs(1)	896	—	896	100.0%
Foreign currency gains(2)	(1,511)	(2,039)	528	(25.9)%
Loss on disposal of assets(3)	1,116	2,227	(1,111)	(49.9)%
COVID-19 related expenses(4)	7,541	—	7,541	100.0%
Severance costs(5)	2,557	—	2,557	100.0%
Lease termination costs(6)	1,815	—	1,815	100.0%
Contingent consideration(7)	3,570	—	3,570	100.0%

Adjusted Net Income	$69,364	$52,975	$16,389	30.9%
Net Income Margin(8)	7.2%	9.4%

Adjusted Net Income Margin(8)	14.5%	14.7%

(1)	Represents one-time professional service fees related to the preparation for a potential initial public offering that have been expensed during the period.
(2)	Realized and unrealized foreign currency gains include the effect of fair market value changes of forward contracts and remeasurement of U.S. dollar-denominated accounts to foreign currency.
(3)

Loss from disposal of assets mainly resulted from the writeoff of leasehold improvements associated with the termination of certain of our real estate leases during the year ended December 31, 2020 and moving to permanent locations and consolidation of sites in the United States during the year ended December 31, 2019.

(4)

Represents incremental expenses incurred that relate to the transition to a virtual operating model and incentive and leave pay granted to employees that are directly attributable to the COVID-19 pandemic.

(5)	Represents severance payments as a result of certain cost optimization measures we undertook during the year.
(6)	Represents one-time costs associated with the termination of lease agreements for two of our U.S. facilities attributable to the COVID-19 pandemic.
(7)	Represents non-recurring payments that are due to the sellers in the Blackstone Acquisition for certain tax benefits realized as a result of the NOL carrybacks permitted as a result of the CARES Act.
(8)	Net Income Margin represents net income divided by service revenue and Adjusted Net Income Margin represents Adjusted Net Income divided by service revenue.

EBITDA and Adjusted EBITDA

EBITDA is a non-GAAP profitability measure that represents net income or loss for the period before the impact of the benefit from or provision for income taxes, financing expenses, depreciation, and amortization of intangible assets. EBITDA eliminates potential differences in performance caused by variations in capital structures (affecting financing expenses), tax positions (such as the availability of net operating losses against which to relieve taxable profits), the cost and age of tangible assets (affecting relative depreciation expense) and the extent to which intangible assets are identifiable (affecting relative amortization expense).

Adjusted EBITDA is a non-GAAP profitability measure that represents EBITDA before certain items that are considered to hinder comparison of the performance of our businesses on a period-over-period basis or with other businesses. During the periods presented, we exclude from Adjusted EBITDA offering costs, transaction related costs associated with the Blackstone Acquisition, the effect of foreign currency gains and losses, losses on disposals of assets, accelerated expense for certain unamortized debt financing costs related to the settlement of our 2018 Credit Facility, COVID-19 related expenses, severance costs, lease termination costs and contingent consideration, which include costs that are required to be expensed in accordance with GAAP, and non-recurring expenses incurred in connection with the COVID-19 pandemic. Our management believes that the inclusion of supplementary adjustments to EBITDA applied in presenting Adjusted EBITDA are appropriate to provide additional information to investors about certain material non-cash items and about unusual items that we do not expect to continue at the same level in the future.

The following table reconciles net income, the most directly comparable GAAP measure, to EBITDA and Adjusted EBITDA for the three months ended March 31, 2021 and 2020:

	Three months ended March 31, 2021	Three months ended March 31, 2020	Period over Period Change ($)	Period over Period Change (%)
(in thousands, except margin amounts)
Net income	16,507	1,515	14,992	989.6%
Provision for income taxes	3,559	339	3,220	949.9%
Financing expenses(1)	1,581	2,243	(662)	(29.5)%
Depreciation	6,203	4,714	1,489	31.6%
Amortization of intangible assets	4,712	4,712	—	0%

EBITDA	32,562	13,523
Offering costs(2)	3,329	—	3,329	100%
Foreign currency losses(3)	787	1,404	(617)	(43.9)%
Loss (gain) on disposal of assets(4)	27	(5)	32	(640)%
COVID-19 related expenses(5)	2,394	2,439	(45)	(1.8)%
Severance costs(6)	—	98	(98)	(100)%
Natural disaster costs(7)	442	—	442	100%

Adjusted EBITDA	39,541	17,459	22,082	126.5%
Net Income Margin(8)	10.8%	1.5%

Adjusted EBITDA Margin(8)	25.9%	17.0%

(1)	Financing expenses include interest expense, commitment fees on undrawn amounts, and debt financing costs related to our 2018 Credit Facility and 2019 Credit Facilities.
(2)	Represents one-time professional service fees related to the preparation for a potential initial public offering that have been expensed during the period.
(3)	Realized and unrealized foreign currency losses include the effect of fair market value changes of forward contracts and remeasurement of U.S. dollar-denominated accounts to foreign currency.
(4)	Gain and loss from disposal of assets mainly resulted from the writeoff of furniture and fixtures or leasehold improvements associated with the termination of certain of our real estate leases.
(5)

Represents incremental expenses incurred that relate to the operational enablement of a virtual operating model and incentive and leave pay granted to employees that are directly attributable to the COVID-19 pandemic.

(6)	Represents severance payments as a result of certain cost optimization measures we undertook during the period.
(7)

Represents one-time costs associated with emergency housing, transportation costs and bonuses for our employees in connection with the natural disaster related to the severe winter storm in Texas in February 2021.

(8)	Net Income Margin represents net income divided by service revenue and Adjusted EBITDA Margin represents Adjusted EBITDA divided by service revenue.

The following table reconciles net income, the most directly comparable GAAP measure, to EBITDA and Adjusted EBITDA for the years ended December 31, 2020 and 2019:

	Year ended December 31, 2020	Year ended December 31, 2019	Period over Period Change ($)	Period over Period Change (%)
(in thousands, except margin data)
Net income	$34,533	$33,940	$593	1.7%
Provision for (benefit from) income taxes	9,886	(4,411)	14,297	(324.1)%
Financing expenses(1)	7,482	7,351	131	1.8%
Depreciation	20,155	16,329	3,826	23.4%
Amortization of intangible assets	18,847	18,847	—	0.0%

EBITDA	90,903	72,056	18,847	26.2%
Offering costs(2)	896	—	896	100.0%
Foreign currency gains(3)	(1,511)	(2,039)	528	(25.9)%
Loss on disposals of assets(4)	1,116	2,227	(1,111)	(49.9)%
Settlement of 2018 Credit Facility(5)	—	1,995	(1,995)	(100.0)%
COVID-19 related expenses(6)	7,541	—	7,541	100.0%
Severance costs(7)	2,557	—	2,557	100.0%
Lease termination costs(8)	1,815	—	1,815	100.0%
Contingent consideration(9)	3,570	—	3,570	100.0%

Adjusted EBITDA	$106,887	$74,239	$32,648	44.0%
Net Income Margin(10)	7.2%	9.4%

Adjusted EBITDA Margin(10)	22.4%	20.6%

(1)

Financing expenses include interest expense, commitment fees on undrawn amounts, and debt financing costs related to our 2018 Credit Facility and 2019 Credit Facilities. For the year ended December 31, 2019, we accelerated expense recognition for certain debt financing costs upon settlement of our 2018 Credit Facility, which were included in financing expenses in our consolidated statements of income, but which have been separately included as a non-recurring adjustment to arrive at Adjusted EBITDA.

(2)	Represents one-time professional service fees related to the preparation for a potential initial public offering that have been expensed during the period.
(3)	Realized and unrealized foreign currency gains include the effect of fair market value changes of forward contracts and remeasurement of U.S. dollar-denominated accounts to foreign currency.
(4)

Loss on disposal of assets mainly resulted from the writeoff of leasehold improvements associated with the termination of certain of our real estate leases during the year ended December 31, 2020 and moving to permanent locations and consolidation of sites in the United States during the year ended December 31, 2019.

(5)	Debt financing costs for which expense was accelerated upon settlement of our 2018 Credit Agreement.
(6)

Represents incremental expenses incurred that relate to the transition to a virtual operating model and incentive and leave pay granted to employees that are directly attributable to the COVID-19 pandemic.

(7)	Represents severance payments as a result of certain cost optimization measures we undertook during the year.
(8)	Represents one-time costs associated with the termination of lease agreements for two of our U.S. facilities attributable to the COVID-19 pandemic.
(9)	Represents non-recurring payments that are due to the sellers in the Blackstone Acquisition for certain tax benefits realized as a result of the NOL carrybacks permitted as a result of the CARES Act.
(10)	Net Income Margin represents net income divided by service revenue and Adjusted EBITDA Margin represents Adjusted EBITDA divided by service revenue.

Quarterly Results of Operations

The following table sets forth selected unaudited statements of income information for each of the quarters in the years ended December 31, 2020 and 2019. The information for each of these periods has been prepared on the same basis as our annual consolidated financial statements included elsewhere in this prospectus. In our opinion, all adjustments necessary for a fair statement of the unaudited condensed consolidated financial statements have been included and have been prepared on the same basis as our annual consolidated financial statements. All such adjustments are of a normal and recurring nature. These results of operations are not indicative of the operating results that may be expected for any future period. This information should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus.

	Three months ended March 31, 2021	Three months ended December 31, 2020	Three months ended September 30, 2020	Three months ended June 30, 2020	Three months ended March 31, 2020	Three months ended December 31, 2019	Three months ended September 30, 2019	Three months ended June 30, 2019
(in thousands, except margin data)
Service revenue	$152,871	$138,792	$122,425	$114,400	$102,429	$100,295	$92,587	$85,271
Total operating expenses	130,470	120,711	106,130	103,941	96,935	88,939	83,888	77,105
Operating income	22,401	18,081	16,295	10,459	5,494	11,356	8,699	8,166
Net income	16,507	13,554	11,456	8,008	1,515	17,607	3,963	6,241
Net Income Margin	10.8%	9.8%	9.4%	7.0%	1.5%	17.6%	4.3%	7.3%
Adjusted Net Income	28,198	20,023	22,210	16,968	10,163	21,343	11,022	10,064
Adjusted Net Income Margin	18.4%	14.4%	18.1%	14.8%	9.9%	21.3%	11.9%	11.8%
EBITDA	32,562	31,183	24,074	22,123	13,523	21,555	15,188	17,769
Adjusted EBITDA	39,541	32,940	30,117	26,371	17,459	20,580	19,530	16,880
Adjusted EBITDA Margin	25.9%	23.7%	24.6%	23.1%	17.0%	20.5%	21.1%	19.8%

The following table reconciles net income, the most directly comparable GAAP measure, to Adjusted Net Income and Adjusted Net Income Margin for each period presented:

	Three months ended March 31, 2021	Three months ended December 31, 2020	Three months ended September 30, 2020	Three months ended June 30, 2020	Three months ended March 31, 2020	Three months ended December 31, 2019	Three months ended September 30, 2019	Three months ended June 30, 2019
(in thousands, except per share amounts)
Net income	$16,507	$13,554	$11,456	$8,008	$1,515	$17,607	$3,963	$6,241
Amortization of intangible assets	4,712	4,712	4,711	4,712	4,712	4,711	4,712	4,712
Offering costs(1)	3,329	511	385	—	—	—	—	—
Foreign currency losses (gains)(2)	787	(2,438)	637	(1,114)	1,404	(1,025)	213	(889)
Loss (gain) on disposal of assets(3)	27	966	155	—	(5)	50	2,134	—
COVID-19 related expense(4)	2,394	2,473	1,309	1,320	2,439	—	—	—
Severance costs(5)	—	(70)	2,057	472	98	—	—	—
Lease termination costs(6)	—	315	1,500	—	—	—	—	—
Natural disaster costs(7)	442	—	—	—	—	—	—	—
Contingent consideration(8)	—	—	—	3,570	—	—	—	—

Adjusted Net Income	$28,198	$20,023	$22,210	$16,968	$10,163	$21,343	$11,022	$10,064
Net Income Margin(9)	10.8%	9.8%	9.4%	7.0%	1.5%	17.6%	4.3%	7.3%

Adjusted Net Income Margin(9)	18.4%	14.4%	18.1%	14.8%	9.9%	21.3%	11.9%	11.8%

(1)	Represents one-time professional service fees related to the preparation for a potential initial public offering that have been expensed during the period.
(2)	Realized and unrealized foreign currency gains and losses include the effect of fair market value changes of forward contracts and remeasurement of U.S. dollar-denominated accounts to foreign currency
(3)

Gain and loss on disposal of assets mainly resulted from the writeoff of leasehold improvements associated with the termination of certain of our real estate leases during the year ended December 31, 2020 and moving to permanent locations and consolidation of sites in the United States during the year ended December 31, 2019.

(4)

Represents incremental expenses incurred that relate to the transition to and operational enablement of a virtual operating model and incentive and leave pay granted to employees that are directly attributable to the COVID-19 pandemic.

(5)	Represents severance payments as a result of certain cost optimization measures we undertook during the year.
(6)	Represents one-time costs associated with the termination of lease agreements for two of our U.S. facilities attributable to the COVID-19 pandemic.
(7)	Represents one-time costs associated with emergency housing, transportation costs and bonuses for our employees in connection with the severe winter storm in Texas in February 2021.
(8)	Represents non-recurring payments that are due to the sellers in the Blackstone Acquisition for certain tax benefits realized as a result of the NOL carrybacks permitted as a result of the CARES Act.
(9)	Net Income Margin represents net income divided by service revenue and Adjusted Net Income Margin represents Adjusted Net Income divided by service revenue.

The following table reconciles net income, the most directly comparable GAAP financial measure, to Adjusted EBITDA and Adjusted EBITDA Margin for each period presented:

	Three months ended March 31, 2021	Three months ended December 31, 2020	Three months ended September 30, 2020	Three months ended June 30, 2020	Three months ended March 31, 2020	Three months ended December 31, 2019	Three months ended September 30, 2019	Three months ended June 30, 2019
(in thousands, except margin data)
Net income	$16,507	$13,554	$11,456	$8,008	$1,515	$17,607	$3,963	$6,241
(Benefit from) provision for income taxes	3,559	5,354	2,564	1,629	339	(7,894)	845	1,331
Financing expenses(1)	1,581	1,633	1,647	1,959	2,243	2,510	1,637	1,616
Depreciation	6,203	5,930	3,696	5,815	4,714	4,621	4,031	3,869
Amortization of intangibles assets	4,712	4,712	4,711	4,712	4,712	4,711	4,712	4,712

EBITDA	$32,562	$31,183	$24,074	$22,123	$13,523	$21,555	$15,188	$17,769
Transaction related costs(2)	—	—	—	—	—	—	—	—
Offering costs	3,329	511	385
Foreign currency losses (gains)(3)	787	(2,438)	637	(1,114)	1,404	(1,025)	213	(889)
Loss (gain) on disposals of assets(4)	27	966	155	—	(5)	50	2,134	—
Settlement of 2018 Credit Facility(5)	—	—	—	—	—	—	1,995	—
COVID-19 related expenses(6)	2,394	2,473	1,309	1,320	2,439	—	—	—
Severance costs(7)	—	(70)	2,057	472	98	—	—	—
Lease termination costs(8)	—	315	1,500	—	—	—	—	—
Natural disaster costs(9)	442	—	—	—	—	—	—	—
Contingent consideration(10)	—	—	—	3,570	—	—	—	—

Adjusted EBITDA	$39,541	$32,940	$30,117	$26,371	$17,459	$20,580	$19,530	$16,880
Net Income Margin(11)	10.8%	9.8%	9.4%	7.0%	1.5%	17.6%	4.3%	7.3%

Adjusted EBITDA Margin(11)	25.9%	23.7%	24.6%	23.1%	17.0%	20.5%	21.1%	19.8%

(1)

Financing expenses include interest expense, commitment fees on undrawn amounts, and debt financing costs related to our 2018 Credit Facility and 2019 Credit Facilities. For the year ended December 31, 2019, we accelerated expense recognition for certain debt financing costs upon settlement of our 2018 Credit Facility, which were included in financing expenses in our consolidated statements of income, but which have been separately included as a non-recurring adjustment to arrive at Adjusted EBITDA.

(2)	Represents one-time professional service fees related to the preparation for a potential initial public offering that have been expensed during the period.
(3)

Realized and unrealized foreign currency gains and losses include the effect of fair market value changes of forward contracts and remeasurement of U.S. dollar-denominated accounts to foreign currency.

(4)

Gain and loss on disposal of assets mainly resulted from the writeoff of leasehold improvements associated with the termination of certain of our real estate leases during the year ended December 31, 2020 and moving to permanent locations and consolidation of sites in the United States during the year ended December 31, 2019.

(5)	Debt financing costs for which expense was accelerated upon settlement of our 2018 Credit Facility.
(6)

Represents incremental expenses incurred that relate to the transition to and operational enablement of a virtual operating model and incentive and leave pay granted to employees that are directly attributable to the COVID-19 pandemic.

(7)	Represents severance payments as a result of certain cost optimization measures we undertook during the year.
(8)	Represents one-time costs associated with the termination of lease agreements for two of our U.S. facilities attributable to the COVID-19 pandemic.
(9)	Represents one-time costs associated with emergency housing, transportation costs and bonuses for our employees in connection with the severe winter storm in Texas in February 2021.
(10)	Represents non-recurring payments that are due to the sellers in the Blackstone Acquisition for certain tax benefits realized as a result of the NOL carrybacks permitted as a result of the CARES Act.
(11)	Net Income Margin represents net income divided by service revenue and Adjusted EBITDA Margin represents Adjusted EBITDA divided by service revenue.

Liquidity and Capital Resources

As of March 31, 2021, our principal sources of liquidity were cash and cash equivalents totaling $135.5 million, which were held for working capital purposes, as well as the available balance of our 2019 Credit Facilities, described further below. During the years ended December 31, 2020 and 2019, we have made investments in supporting the growth of our business, which were enabled in part by our positive cash flows from operations during these periods. We expect to continue to make similar investments in the future.

We have financed our operations primarily through cash received from operations. We believe our existing cash and cash equivalents, our 2019 Credit Facilities, and the proceeds from this offering will be sufficient to meet our working capital and capital expenditure needs for at least the next 12 months. Our future capital requirements will depend on several factors, including but not limited to our obligation to repay any amounts outstanding under our 2019 Credit Facilities, our revenue growth rate, timing of client billing and collections, the timing of expansion into new geographies, variability in the cost of delivering services in our geographies, the timing and extent of spending on technology innovation, the extent of our sales and marketing activities, and the introduction of new and enhanced service offerings and the continuing market adoption of our platform.

To the extent additional funds are necessary to meet our long-term liquidity needs as we continue to execute our business strategy, we anticipate that they will be obtained through the incurrence of additional indebtedness, additional equity financings or a combination of these potential sources of funds; however, such financing may not be available on favorable terms, or at all. In particular, the widespread COVID-19 pandemic has resulted in, and may continue to result in, significant disruption of global financial markets, reducing our ability to access capital. If we are unable to raise additional funds when desired, our business, financial condition and results of operations could be adversely affected.

Although we are not currently a party to any material definitive agreement regarding potential investments in, or acquisitions of, complementary businesses, applications or technologies, we may enter into these types of arrangements, which could reduce our cash and cash equivalents, require us to seek additional equity or debt financing or repatriate cash generated by our international operations that could cause us to incur withholding taxes on any distributions. Additional funds from financing arrangements may not be available on terms favorable to us or at all.

As market conditions warrant, we and certain of our equity holders, including our Sponsor and their respective affiliates, may from time to time seek to purchase our outstanding debt securities or loans, including the notes and borrowings under our 2019 Credit Facilities, in privately negotiated or open market transactions, by tender offer or otherwise. Subject to any applicable limitations contained in the agreements governing our indebtedness, any purchases made by us may be funded by the use of cash on our balance sheet or the incurrence of new secured or unsecured debt, including borrowings under our credit facilities. The amounts involved in any such purchase transactions, individually or in the aggregate, may be material. Any such purchases may be with respect to a substantial amount of a particular class or series of debt, with the attendant reduction in the trading liquidity of such class or series. In addition, any such purchases made at prices below the “adjusted issue price” (as defined for U.S. federal income tax purposes) may result in taxable cancellation of indebtedness income to us, which amounts may be material, and in related adverse tax consequences to us.

Indebtedness

As of March 31, 2021, our total indebtedness was $243.6 million, including outstanding borrowings under our Revolving Credit Facility (as defined below) of $39.9 million. See Note 7 Long-Term Debt in the Notes to Consolidated Financial Statements included in this prospectus for additional information regarding our debt.

2019 Credit Agreement

On September 25, 2019, we entered into a credit agreement (the “2019 Credit Agreement”) that included a $210 million term loan (the “Term Loan Facility”) and a $40 million revolving credit facility (the “Revolving Credit Facility” and, together with the Term Loan Facility, the “2019 Credit Facilities”). The Revolving Credit Facility includes a letter of credit sub-facility of up to $15.0 million, and the 2019 Credit Facilities include an uncommitted incremental facility, which, subject to certain conditions, would provide for additional term loan facilities, an increase in commitments under the Term Loan Facility and/or an increase in commitments under the Revolving Credit Facility, in an aggregate amount of up to $75.0 million (which may increase based on consolidated EBITDA (as defined in the 2019 Credit Agreement)) plus additional amounts based on achievement of a certain consolidated total net leverage ratio.

Our borrowings under the 2019 Credit Facilities bear interest, at our option, at a rate of either (a) a Eurocurrency Rate, defined as LIBOR, subject to a 0.00% floor, plus 2.25% per annum or (b) a Base Rate, defined as the greatest of (i) the prime rate, (ii) the federal funds rate plus one half of 1.00% and (iii) the sum of one-month LIBOR plus 1.00%, subject to a floor of 1.00%, plus 1.25% per annum, and in each case subject to certain adjustments and exceptions. We have elected to pay interest on our borrowings under the 2019 Credit Facilities based on the Eurocurrency Rate, except that any borrowings under the swing line provided for in the 2019 Credit Agreement will be subject to the Base Rate.

The Term Loan Facility matures on September 24, 2024 and requires quarterly principal payments of 0.25% of the original principal amount per quarter through September 30, 2020, 0.625% of the original principal amount through September 30, 2021, 1.25% of the original principal amount through September 30, 2022, 1.875% of the original principal amount through September 30, 2023 and 2.50% of the original principal amount thereafter, with any remaining principal due in a lump sum at the maturity date. Borrowings under the Revolving Credit Facility are subject to the same interest rate as the Term Loan Facility, with the exception of the swing line borrowings which are always subject to the Base Rate. As of March 31, 2021, $203.7 million was outstanding under the Term Loan Facility, net of debt financing fees.

The Revolving Credit Facility matures on September 24, 2024 and requires a commitment fee of 0.4% of undrawn commitments also to be paid quarterly in arrears. As of March 31, 2021, there were $39.9 million of outstanding borrowings under the Revolving Credit Facility.

The 2019 Credit Agreement contains certain affirmative and negative covenants applicable to us and our restricted subsidiaries, including, among other things, limitations on our Consolidated Total Net Leverage Ratio (as defined in the 2019 Credit Agreement) and restrictions on changes in the nature of our business, acquisitions and other investments, indebtedness, liens, fundamental changes, dispositions, prepayment of other indebtedness, repurchases of stock, cash dividends, and other distributions. The 2019 Credit Facilities are guaranteed by our material domestic subsidiaries and are secured by substantially all of our tangible and intangible assets, including our intellectual property, and the equity interests of our subsidiaries, subject to certain exceptions.

For additional information regarding the 2019 Credit Agreement and the 2019 Credit Facilities, see “Description of Certain Indebtedness.”

2018 Credit Agreement

On October 1, 2018, we entered into a credit agreement (the “2018 Credit Agreement”) that included a $85 million term loan, a $15 million delayed draw term loan, and a $20 million revolving credit facility (together, the “2018 Credit Facility”). As of December 31, 2018, no funds had been drawn under the delayed draw term loan and there were no outstanding borrowings under the revolving credit facility. As of September 25, 2019, we entered into a new credit agreement and the total outstanding debt under the 2018 Credit Agreement of $84.6 million was fully settled. The remaining unamortized discounts of $1.6 million and deferred financing costs of $0.4 million were charged to interest expense.

Cash Flows

The following table presents a summary of our consolidated cash flows from operating, investing and financing activities for the periods indicated.

	Three Months ended March 31, 2021	Three Months ended March 31, 2020	Year ended December 31, 2020	Year ended December 31, 2019
(in thousands)	(unaudited)	(unaudited)
Net cash provided by operating activities	$39,922	$2,054	$58,873	$43,789
Net cash used in investing activities	(10,127)	(8,612)	(28,883)	(20,045)
Net cash provided by (used in) financing activities	(1,313)	39,353	36,990	(12,810)
Increase in cash and cash equivalents	28,482	32,795	66,980	10,934
Effect of exchange rate changes on cash	(717)	402	3,207	1,326
Cash and cash equivalents and restricted cash at beginning of the period	107,728	37,541	37,541	25,281

Cash and cash equivalents and restricted cash at end of period	$135,493	$70,738	$107,728	$37,541

Operating Activities

Net cash provided by operating activities for the three months ended March 31, 2021 was $39.9 million compared to net cash used in operating activities of $2.1 million for the three months ended March 31, 2020. Net cash provided by operating activities for the three months ended March 31, 2021 reflects the add back for non-cash charges totaling $13.1 million primarily driven by $6.2 million in depreciation, including additional purchases of fixed assets to support our operational enablement of a virtual operating model in response to the COVID-19 pandemic, and $4.7 million of amortization related to intangibles recognized as a result of the Blackstone Acquisition. The non-cash charges were offset by changes in operating assets and liabilities of $10.3 million primarily driven by a $8.8 million change in accrued payroll and employee-related liabilities due to annual bonus amounts that were accrued but not yet paid.

Net cash provided by operating activities for the year ended December 31, 2020 was $58.9 million compared to net cash provided by operating activities of $43.8 million for the year ended December 31, 2019. Net cash provided by operating activities for the year ended December 31, 2020 reflects the add back for non-cash charges totaling $36.4 million primarily driven by $20.2 million in depreciation including additional purchases of fixed assets to support our transition to a virtual operating model in response to the COVID-19 pandemic and $18.8 million of amortization related to intangibles recognized as a result of the Blackstone Acquisition. The non-cash charges were offset by changes in operating assets and liabilities of $12.0 million primarily driven by a $32.0 million change in accounts receivable due to higher service revenues.

Net cash provided by operating activities for the year ended December 31, 2019 reflects the add back for non-cash charges totaling $30.1 million primarily driven by $16.3 million in depreciation including additional purchases of fixed assets to support growth and expansion and $18.8 million of amortization as a result of the Blackstone Acquisition. The non-cash charges were offset by changes in operating assets and liabilities of $20.2 million primarily driven by a $13.0 million change in accounts receivable due to higher service revenues.

Investing Activities

Net cash used in investing activities for the three months ended March 31, 2021 was $10.1 million compared to net cash used in investing activities of $8.6 million for the three months ended March 31, 2020. Net cash used from investing activities primarily consisted of investments in computer equipment for new hires along with investments in the buildout of seat capacity in advance of our return to office later in the year.

Net cash used in investing activities for the year ended December 31, 2020 was $28.9 million compared to net cash used in investing activities of $20.0 million for the year ended December 31, 2019. The increase in net cash used from investing activities was primarily driven by investments in technology and computers to allow our employees to work remotely in response to the COVID-19 pandemic and leasehold improvements and office equipment to support the growth of our existing sites and expansion to new sites.

Financing Activities

Net cash used in financing activities for the three months ended March 31, 2021 was $1.3 million compared to net cash provided by financing activities of $39.4 million for the three months ended March 31, 2020. Net cash provided by financing activities for the three months ended March 31, 2021 consisted of cash payment on long term debt. Net cash provided by financing activities for the three months ended March 31, 2020 consisted of cash proceeds from our Revolving Credit Facility of $39.9 million.

Net cash provided by (used in) financing activities for the year ended December 31, 2020 was $37.0 million compared to net cash used in financing activities of $12.8 million for the year ended December 31, 2019. Net cash provided by financing activities for the year ended December 31, 2020 consisted of cash proceeds from our Revolving Credit Facility of $39.9 million, offset by cash used in payments on long-term debt of $2.9 million. We drew $39.9 million in our Revolving Credit Facility in March 2020 as a liquidity precaution due to the uncertainty to our business and our clients’ businesses as a result of the COVID-19 pandemic. Throughout 2020 we were able to meet the business liquidity needs with cash generated from operations and the funds that were drawn from the revolving credit line were not needed.

Contractual Obligations

Our principal commitments consist of obligations for outstanding debt and leases for our office space. The following table summarizes our contractual obligations as of December 31, 2020:

	Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
(in thousands)
Long-term debt obligations	$246,466	$46,441	$28,875	$171,150	—
Operating lease obligations	48,745	12,313	23,590	12,842	—
Technology solution obligations	11,347	5,145	5,670	532	—

Total	$306,558	$63,899	$58,135	$184,524	—

Technology solution obligations relate mainly to third-party cloud infrastructure agreements and subscription arrangements used to facilitate our operations at the enterprise level. If we fail to meet the minimum user or license commitment during any year, we are required to pay the difference.

In addition, in the ordinary course of business, we enter into agreements of varying scope and terms pursuant to which we agree to indemnify clients, vendors and other business partners with respect to certain matters, including, but not limited to, losses arising out of breach of such agreements, services to be provided by us or from intellectual property infringement claims made by third parties. We have not included any such indemnification provisions in the contractual obligations table above. Historically, we have not experienced significant losses on these types of indemnification obligations.

Off-Balance Sheet Arrangements

As of March 31, 2021, December 31, 2020 and 2019, we did not have any relationships with special purpose or variable interest entities or other which would have been established for the purpose of facilitating off-balance sheet arrangements or other off-balance sheet arrangements.

Public Company Costs

Upon consummation of our initial public offering, we will become a public company, and our shares of Class A common stock will be publicly traded on Nasdaq. As a result, we will need to comply with new laws, regulations and requirements that we did not need to comply with as a private company, including provisions of the Sarbanes-Oxley Act, other applicable SEC regulations and the requirements of Nasdaq. Compliance with the requirements of being a public company will require us to increase our general and administrative expenses in order to pay our employees, legal counsel and independent registered public accountants to assist us in, among other things, instituting and monitoring a more comprehensive compliance and board governance function, establishing and maintaining internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act and preparing and distributing periodic public reports in compliance with our obligations under the federal securities laws. In addition, as a public company, it will be more expensive for us to obtain directors’ and officers’ liability insurance.

In addition, in the quarter in which the initial public offering occurs, we expect to recognize an expense equal to the amount of the settlement of the phantom stock awards that will vest upon the initial public offering.

JOBS Act Accounting Election

We qualify as an emerging growth company pursuant to the provisions of the JOBS Act. The JOBS Act permits an emerging growth company like us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We have elected to use the extended transition period until we are no longer an emerging growth company or until we choose to affirmatively and irrevocably opt out of the extended transition period. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements applicable to public companies.

Critical Accounting Policies and Estimates

Our consolidated financial statements and the related notes included elsewhere in this Registration Statement on Form S-1 are prepared in accordance with accounting principles generally accepted in the United States. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, costs and expenses, provision for income taxes, and related disclosures. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Changes in accounting estimates are reasonably likely to occur from period to period. Accordingly, actual results could differ significantly from the estimates made by our management. We evaluate our estimates and assumptions on an ongoing basis. To the extent that there are material differences between these estimates and actual results, our future financial statement presentation, financial condition, results of operations, and cash flows will be affected.

We believe that the following critical accounting policies involve a greater degree of judgment or complexity than our other accounting policies. Accordingly, these are the policies we believe are the most critical to aid in fully understanding and evaluating our consolidated financial condition and results of operations.

Revenue Recognition

We recognize revenue as services are performed and amounts are earned. Determining the method and amount of revenue to recognize requires us, at times, to make judgments and estimates. Specifically, we apply judgments in determining whether performance obligations are satisfied over-time and the method to measure progress towards completion. Additionally, the nature of our contracts gives rise to several types of variable consideration, including estimates on collectability, discounts, and client credits. Some contracts may include incentives or penalties related to costs incurred, benefits produced or adherence to schedules that may increase the variability in service revenues and margins earned on such contracts. Our estimates are monitored over the lives of our contracts and are based on an assessment of our anticipated performance, historical experience and other information available at the time.

Goodwill Impairment

Goodwill is the amount by which the cost of the acquired net assets in a business combination exceeds the fair value of the identifiable net assets on the date of purchase. Goodwill is not amortized.

We have historically reviewed goodwill for impairment annually on December 31, or more frequently when events or circumstances indicate goodwill may be impaired. During the year ended December 31, 2020, we changed the annual impairment testing date to October 1. The change in impairment date did not have a material effect on the financial statements. We initially assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more-likely-than-not that the estimated fair value of a reporting unit is less than its carrying amount (“Step 0”). If determined that it is more-likely-than-not the estimated fair value of a reporting unit is less than its carrying amount, a quantitative assessment is performed, whereby the fair value of reporting units is estimated using a combination of the income approach, using a discounted cash flow methodology, and a market approach (“Step 1”). The determination of discounted cash flows is based on our strategic plans and market conditions. If the fair value exceeds its carrying amount, goodwill is not considered to be impaired. If the carrying amount exceeds its fair value, an impairment charge is recorded in an amount equal to that excess, but not more than the carrying value of goodwill. Under FASB Topic ASC 350 Intangibles—Goodwill and Other, entities have an unconditional option to bypass the qualitative assessment described in the preceding sentences for any reporting unit in any period and proceed directly to performing the quantitative goodwill impairment test. An entity may resume performing the qualitative assessment in any subsequent period.

As of October 1, 2020, we opted to bypass the qualitative assessment under Step 0 and proceeded directly to performing a quantitative goodwill impairment test under Step 1. As a result of the quantitative assessment, we determined that the carrying value of the reporting unit did not exceed its fair value. As of December 31, 2019, based on the qualitative assessment of our business performance and market conditions as compared to the recording of goodwill upon the Blackstone Acquisition, we concluded under Step 0 of the goodwill impairment model that there were no factors that indicated the fair value of our singular reporting unit was less than its carrying amount.

Share-based Compensation

We account for our stock-based awards in accordance with provisions of ASC 718, Compensation—Stock Compensation (“ASC 718”). For equity awards, total compensation cost is based on the grant date fair value. For liability awards, total compensation cost is based on the fair value of the award on the date the award is granted and its remeasured value at each reporting date until its settlement. Awards granted to employees contain service, performance and market criteria. For unvested awards with performance vesting features, we assess the probability of attaining the performance trigger at each reporting period. Awards that are deemed probable of attainment are recognized in expense over the requisite service period of the grant using a graded vesting model. We account for forfeitures as they occur.

Determining the fair value of our option awards at the grant date requires judgement. Given the absence of an active market for our common stock, the board of directors was required to estimate the fair value of our common stock at the time of each option grant based on several factors, including consideration of input from management and third-party valuations. Management has considered numerous objective and subjective factors to determine the best estimate of the fair value of our common stock, including:

•	our operating and financial performance – both historical and projected;

•	current business conditions and projections;

•	the likelihood of achieving a liquidity event such as an initial public offering or sale of our company;

•	the lack of marketability of our shares;

•	the market performance of comparable publicly traded companies and guideline transactions; and

•	the overall macroeconomic environment.

The value of the common shares was then used as an input to the option valuation. We value our options using an option pricing framework, with a combination of Monte Carlo simulation and Black-Scholes model. A Monte Carlo simulation was first used to determine the number of options eligible for vesting, then a Black-Scholes model was used to estimate the value for the vested options given the simulated scenario, with the assumption that vested options will be exercised at the mid-point from the vesting date to its maturity date. Key assumptions in performing the option valuation include the expected time to liquidity event, total equity value, value per common share, the discount for lack of marketability to be applied to the common shares, and volatility of the common shares.

Independent valuations were performed as of September 30, 2020, December 10, 2019 and April 16, 2019 to assist management in determining the fair value of the common stock and option awards granted pursuant to ASC 718 as described further below. Since the Blackstone Acquisition, options were granted as of April 16, 2019, May 17, 2019, July 18, 2019, December 10, 2019, March 9, 2020, June 3, 2020, and October 27, 2020. Given the performance conditions in our awards were not considered probable of vesting, these valuations have been used to determine the unrecognized compensation expense, which will ultimately be recognized when such performance conditions become probable of being met.

	September 30, 2020	December 10, 2019	April 16, 2019
Valuation methodology for the fair value of the common stock	Probability weighted expected return method(1)	Income and market approach(2)	Blackstone Acquisition(3)
Dividend yield (%)	0.0%	0.0%	0.0%
Expected volatility (%)	35.0%	35.0%	29.0%
Risk-free interest rate (%)	0.1% - 0.25%(1)	1.7%	2.4%
Expected time to liquidity (years)	0.5 - 4.5(1)	5	5
Discount rate (%)	14.0%	20.0%	20.0%
Discount for lack of marketability (%)	8.0% - 16.0%(1)	20.0%	N/A(3)
Concluded common stock fair value ($)	$120.06	$44.00	$43.50

(1)

We determined the equity value of our business as of September 30, 2020 using the probability-weighted expected return method (“PWERM”) approach, which assigns probabilities to different exit scenarios and drove the range of assumptions shown in the table above. The PWERM was determined to be an appropriate valuation methodology because we revised our expectations about the possibility of a near-term exit, as we had recently engaged underwriters in contemplation of this offering. In addition to this offering, the PWERM also contemplated a potential acquisition of us and the continued operation as a private company with a deferred exit.

The key assumptions in determining the fair value of the common shares and options under each exit scenario are summarized in the table below. For purposes of determining an enterprise value under each of the scenarios, we used comparable market data where available. The sale scenario contemplated comparable guideline transaction multiples, the IPO scenario contemplated publicly traded comparable and historical IPO multiples, and under the deferred exit scenario, we relied on the income approach in order to determine enterprise value.

	Deferred exit scenario	IPO scenario	Sale scenario
Dividend yield (%)	0.0%	0.0%	0.0%
Expected volatility (%)	35.0%	35.0%	35.0%
Risk-free interest rate (%)	0.25%	0.1%	0.1%
Expected time to liquidity (years)	4.5	0.5	0.5
Discount for lack of marketability (%)	16.0%	8.0%	8.0%
Expected probability (%)	50.0%	40.0%	10.0%
Concluded common stock fair value, post discount for lack of marketability	$77.00	$166.00	$149.00

The primary drivers of the increase in value from $44.00 per share as of December 10, 2019 to $120.06 per share as of September 30, 2020 include, but are not limited to, the following: (i) our revenue and profit continued to grow year over year, meeting profitability expectations and therefore reducing our performance risk, which was expressed in the reduction of the discount rate from 20.0% to 14.0% (as indicated in the table above); (ii) the aggregate equity market value of our peers increased approximately 20.0% from December 10, 2019 through September 30, 2020, demonstrating the overall strong equity markets and impacting the peer company multiples utilized for the IPO and sale exit scenarios; and (iii) weighting at a combined 50% in the PWERM for potential IPO and sale exit scenarios at higher valuations and reduced discounts for lack of marketability, which was determined to be appropriate given that we had recently begun the IPO process in earnest. The valuation as of September 30, 2020 was applied to a total of 185,792 options that were granted on October 27, 2020 with a strike price of $125.00, as it continued to be our best estimate of fair value at the time of such grant.

(2)

We used a combination of the income and market approach based on the presumption that the Company would continue to operate as a private company. The assumptions and concluded values as of the December 10, 2019 valuation were applied to an aggregate total of 417,775 options with strike prices of $43.50 and $45.00. Such options were granted on December 10, 2019, March 9, 2020, and June 3, 2020, as the December 10, 2019 valuation continued to represent our best estimate of fair value at the time of each of those grants.

When applying fair values from a specific valuation date to subsequent grant issuance dates, we carefully evaluate a number of factors that may impact fair value at the time share-based compensation awards are issued. These factors include the Company’s actual performance versus forecasted performance, general economic conditions and outlook, publicly available market data for comparable businesses, and our expectations for a potential sale or an initial public offering.

The COVID-19 pandemic led to increased uncertainty around our evaluation of each of these factors. At both the March 9, 2020 and June 3, 2020 grant dates, the extent of the impact and effects of the COVID-19 pandemic could not fully be determined given uncertainty in the duration and spread of the outbreak, the impact of government mandated quarantines and interventions, and uncertainty with respect to the duration of the global economic slowdown.

While we were able to mobilize a centralized pandemic response and implement a virtual operating model to continue serving clients, the short term and long term impacts on our performance and the needs of our clients were still unknown. The global economic slowdown also contributed to an increase in volatility in the capital markets and decreased deal volume during the first and second quarter of 2020. We did not believe that market multiples in the first and second quarter of 2020 were reliable indications of changes in fair value, nor did we have any plans for a near term exit (either through a potential sale or initial public offering) at the March 9, 2020 and June 3, 2020 grant dates.

Considering the factors above, we determined that we did not have sufficient certainty at the March 9, 2020 or June 3, 2020 grant dates to conclude that an increase or decrease in fair value had occurred since the December 10, 2019 valuation date and therefore the fair value as of December 10, 2019 continued to represent our best estimate of fair value at the time of each of those grants.

(3)

We used the fair value of shares of our common stock as imputed from the Blackstone Acquisition on October 1, 2018 for estimate of the grant date fair value on April 16, 2019. We determined that there had been no significant or material changes to the operations or economic trends since the Blackstone Acquisition such that this continued to be our best estimate of fair value of the common shares. The valuation as of April 16, 2019 was applied to a total of 401,944 options with a strike price of $43.50, which was subsequently adjusted from their original issue strike price of $43.50 to $28.78 to account for the cash distribution made to our stockholders on October 2, 2019. Such options were granted on April 16, 2019, May 17, 2019 and July 18, 2019, as the April 16, 2019 valuation continued to represent our best estimate of fair value at the time of each of those grants.

Once a public trading market for our common stock has been established in connection with the consummation of this offering, it will no longer be necessary for our board of directors or management to estimate the fair value of our common stock in connection with our accounting for granted stock options, as the fair value of our common stock will be determined based on its trading price on Nasdaq.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. We recognize the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

Recent Accounting Pronouncements

For additional information regarding recent accounting pronouncements adopted and under evaluation, refer to Note 2 of the Notes to Consolidated Financial Statements included in this prospectus.

Quantitative and Qualitative Disclosures About Market Risk

Our activities expose us to a variety of financial risks: market risk (includes foreign currency), interest rate risk and credit risk.

Foreign Currency Risk

Our exposure to market risk arises principally from exchange rate risk. Although substantially all of our revenues are denominated in U.S. dollars, a substantial portion of our expenses were incurred and paid in the Philippine peso in the year ended December 31, 2020. We also incur expenses in U.S. dollars, and currencies of the other countries in which we have operations. The exchange rates among the Philippine peso and the U.S. dollar have changed substantially in recent years and may fluctuate substantially in the future.

The average exchange rate of the Philippine peso against the U.S. dollar decreased from 51.78 pesos during the year ended December 31, 2019 to 49.63 pesos during the year ended December 31, 2020, representing an appreciation of the Philippine peso of 4.2%. Based upon our level of operations during the year ended December 31, 2020 and excluding any forward contract arrangements that we had in place during that period, a 10% appreciation/depreciation in the Philippine Peso against the U.S. dollar would have increased or decreased our expenses incurred and paid in the Philippine Peso by approximately $18.9 million or $15.5 million, respectively, in the year ended December 31, 2020.

In order to mitigate our exposure to foreign currency fluctuation risks and minimize the earnings and cash flow volatility associated with forecasted transactions denominated in certain foreign currencies, we enter into foreign currency forward contracts. These derivatives do not qualify as fair value hedges under ASC No. Topic 815, Derivatives and Hedging (“ASC 815”). Changes in the fair value of these derivatives are recognized in the consolidated statements of income and are included in other income. These contracts must be settled on the day of maturity or may be canceled subject to the receipts or payments of any gains or losses respectively, equal to the difference between the contract exchange rate and the market exchange rate on the date of cancellation. We do not enter into foreign currency forward contracts for speculative or trading purposes.

For the years ended December 31, 2020 and 2019, we realized gains of $5.1 million and $2.5 million, respectively, resulting from the settlement of forward contracts were included within other income.

For the years ended December 31, 2020 and 2019, we had outstanding forward contracts. The forward contract receivable resulting from change in fair value was recorded under other current assets. For the years ended December 31, 2020 and 2019, the unrealized losses (gains) on the forward contracts of $0.1 million and $(1.1) million, respectively, were included within other income expense.

We also enter into foreign currency exchange rate contracts to economically hedge our intercompany balances and other monetary assets and liabilities denominated in currencies other than functional currencies. These derivatives do not qualify as fair value hedges under ASC No. Topic 815, Derivatives and Hedging (“ASC 815”). Changes in the fair value of these derivatives are recognized in the consolidated statements of income and are included in foreign exchange gain/(loss). These derivative instruments do not subject us to material balance sheet risk due to exchange rate movements because gains and losses on the settlement of these derivatives are intended to offset revaluation losses and gains on the assets and liabilities being hedged.

Interest Rate Risk

Our exposure to market risk is influenced by the changes in interest rates paid on any outstanding balance on our borrowings, mainly under our 2019 Credit Facilities. All of our borrowings outstanding under the 2019 Credit Facilities as of December 31, 2020 accrue interest at LIBOR plus 2.25%. We entered into our 2019 Credit Facilities on September 25, 2019 and incurred interest expense of $7.0 million for the year ended December 31, 2020. Fluctuations due to interest rates may be more significant in future annual periods.

Credit Risk

As of December 31, 2020, we had accounts receivable, net of allowance for doubtful accounts, of $87.8 million, of which $38.5 million was owed by three of our clients. Collectively, our top three clients represented greater than 40% of our accounts receivable as of December 31, 2020. The same three clients represented 49% of our service revenues for the year ended December 31, 2020.

BUSINESS

Overview

Technology is changing the world, and this transformation is being led by the Digital Economy, an expanding set of modern companies using a combination of internet, cloud and mobile infrastructure to deliver economic value to consumers. These companies are responsible for revolutionizing many aspects of our daily lives, including the ways in which we socialize, shop, dine, date, travel and invest.

The impact of the Digital Economy has also radically altered the market landscape. As of December 31, 2020, technology companies represented 66% of the total market capitalization of the world’s twenty most highly valued public companies, up from just 16% in 2010. In the global private markets, as of December 2020, there were more than 580 unicorns, including more than 30 decacorns, as compared to 80 unicorns and eight decacorns as of January 2015.

These high growth companies are focused on developing new products or services and often lack the desire, expertise, scale and/or geographic presence to build the operational infrastructure to support their growth. We are the outsourcing partner of choice for many of the most disruptive brands in the world because we deliver the human capital, process expertise, and enabling technologies to meet their outsourcing needs. We help support the growth of our innovative clients by providing technology-enabled outsourcing solutions purpose-built for the Digital Economy.

TaskUs presents a diversified opportunity to participate in the growth of the Digital Economy and has a strong track record of profitability.

We are a digital outsourcer, focused on serving high-growth technology companies to represent, protect and grow their brands. We serve our clients to support their end customers’ urgent needs, navigate an increasingly-complex compliance landscape, and handle sensitive tasks, including online content moderation. As of December 31, 2020, we had over 100 clients spanning numerous industry segments within the Digital Economy, including social media, e-commerce, gaming, streaming media, food delivery and ride sharing, HiTech, FinTech and HealthTech. Between 2019 and 2023, the verticals we prioritize are projected to grow at a CAGR of 18%.

As our clients grow, we are the beneficiary of increased outsourcing volumes and incremental revenue as we enable our clients to focus on their core businesses. Between 2017 and 2020, our current clients with publicly disclosed financials grew their revenue at an estimated unweighted average CAGR of 40%. Over the same period, TaskUs achieved a revenue CAGR of 60% as we grew with our existing clients and added new clients.

Our global, omni-channel delivery model is focused on providing our clients three key services – Digital Customer Experience, Content Security and AI Operations. 96% of our revenue in 2020 was delivered from non-voice, digital channels or omni-channel services; as a result only 4% of our 2020 revenues were purely voice-based. Non-voice channels allow us to utilize resources efficiently, thereby driving higher profitability.

Our differentiated set of digitally focused service offerings are leveraged by many of the world’s most recognizable technology brands, including Zoom, Netflix, Uber, Coinbase and Oscar.

Our Digital Customer Experience offerings serve the needs of the modern consumer, whose habits have drastically changed in the past decade and revolve around the smartphone. Whether it’s an app being used to deliver food instantly, securely buy and sell stocks or stream their favorite shows, it is easy to forget that these pocket luxuries were nascent or nonexistent ten years ago. Each of these are examples of emerging industries that have become strategic growth drivers for TaskUs. In particular, Zoom, Netflix, Uber, Coinbase and Oscar are representative clients in HiTech, streaming media, food delivery and ride sharing, FinTech and HealthTech verticals, respectively, each of which turned to us when it faced logistical challenges during its rapid growth cycle and none of which represented more than 6% of our revenue in 2019 and 2020.

With the explosive growth of user-generated content and social media, issues of censorship, community moderation and foreign interference in democratic election processes have become some of the most important socio-political issues of our time. Our Content Security offerings include content monitoring and moderation services, the need for which is increasingly critical to protect the sanctity of the open internet. Our AI Operations offerings include providing high quality, human-annotated data sets and algorithm training services to our clients as they navigate significant increases in the prevalence of disruptive AI technology.

We have a track record of using thesis-led prospecting strategies to identify attractive and emerging industry segments in their infancy, win marquee clients and establish thought leadership and operating best practices. For example, our clients include three of the top four social media sites, the top audio and top video streaming service provider, three of the top four food delivery apps and over a dozen disruptive FinTech companies. Our early-mover position and the willingness of our clients to serve as references have had a snowball effect in winning additional new clients, which continues to reinforce our market leadership.

Our agile and responsive operational model allows us to selectively target high-potential clients who have never outsourced before. For year ending December 31, 2020, the average time between signing for a new campaign and teammates fully engaged to work was 15 days. Since 2017, over 50 of our clients trusted TaskUs to be their first outsourcer in our areas of service, driven by their understanding that we have the rare ability to support clients on their journey from startup to global enterprise.

Our delivery model is tailored to meet the needs of high-growth companies. Our cloud-based technology infrastructure is designed to enable clients to set up operations quickly and seamlessly and allows clients to outsource many of their core processes at earlier stages of their company lifecycle. We prioritize data science and process automation to achieve technology-driven efficiency gains. We continually analyze massive amounts of data obtained from customer interactions we manage for our clients. We leverage these insights and end customer-driven feedback to drive workflow efficiencies, deliver insights on predictive behaviors that lead to lower customer churn and help our clients innovate their core product offerings and develop new product features.

At TaskUs, culture is at the heart of everything we do.

Our Co-Founders, who started TaskUs twelve years ago and still lead us today, believe that serving frontline employees helps us better serve our clients. As we have expanded across the globe, we strive to champion our Co-Founders’ vision of operational excellence through an employee-centric culture at every site. As of March 31, 2021, we had approximately 27,500 employees across eighteen locations in eight countries. In 2020, our employee net promoter score (eNPS) was 72, and 79% of our employees who participated rated us 9 or 10 on a scale of 10. Glassdoor ranked us number 40 on their 2019 Best Places to Work list among U.S. employers with at least 1,000 employees, and we held a rating of 4.6 out of 5.0 as of March 2021.

Many of the companies operating in the Digital Economy are well-known for their obsession with creating a world-class employee experience. We believe clients choose TaskUs in part because they view our company culture as aligned with their own, which enables us to act as a natural extension of their brands and gives us an advantage in the recruitment of highly engaged frontline teammates who produce better results. We use eNPS and client net promoter scores (cNPS) to measure the satisfaction each group has with TaskUs. Our 2020 full year cNPS was 75. We believe both our eNPS and cNPS metrics to be industry-leading. For example, our eNPS score of 61 for 2019 is over four times higher than the average organization based on a 2019 survey by QuestionPro Workforce, and our cNPS of 67 for 2019 was over 2.5 times higher than the average IT service provider based on a 2019 industry benchmark study by ClearlyRated.

Recurring revenue model with a track record of high growth and profitability at scale.

*	2018 refers to Full Year 2018 (as defined above).

We believe that we have delivered industry-leading growth and profitability. In 2020, over 99% of our revenues came from recurring revenue contracts, and we achieved a net revenue retention rate of 117% in 2020. In 2020 and for the three-month period ended March 31, 2021, we delivered revenue of $478.0 million and $152.9 million, respectively, net income of $34.5 million and $16.5 million, respectively, at a net income margin of 7.2% and 10.8%, respectively, Adjusted Net Income of $69.4 million and $28.2 million, respectively, at an Adjusted Net Income Margin of 14.5% and 18.4%, respectively, and Adjusted EBITDA of $106.9 million and $39.5 million, respectively, at an Adjusted EBITDA Margin of 22.4% and 25.9%, respectively. From 2017 to 2020, our revenue grew organically at a 60% CAGR, our net income grew at a 56% CAGR, and our Adjusted EBITDA grew at a 72% CAGR. In addition, the number of clients who generated $500,000 or more in annual revenue during a fiscal year and who were our clients at the end of that fiscal year also increased over this period from 40 clients in 2017, to 49 clients in 2018, 57 clients in 2019 and 72 clients in 2020, representing 89%, 95%, 96% and 94% of our total revenue for 2017, 2018, 2019 and 2020, respectively. This represents growth due to both existing and new clients.

For reconciliations of Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Income and Adjusted Net Income Margin to the most directly comparable measures calculated in accordance with GAAP, information about why we consider such measures useful and a discussion of the material risks and limitations of these measures, please see “Selected Historical Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures.”

Market Opportunity

The aggregate size of our market opportunity is over $100 billion, and consists of the following service offerings:

Digital Customer Experience: IDC estimates that global customer care outsourcing services spend was $77 billion in 2020. Unlike many traditional outsourced providers, whose voice-based solutions largely cater to telecommunications, cable and financial services companies, we focus on the fast growing digitally enabled consumer brands and traditional players catering to their customers in multiple channels. According to Everest

Group, the digital customer experience market is projected to grow at a 20-25% CAGR from 2018 to 2021 and will continue to drive overall industry growth.

Content Security: According to Domo, every minute, Facebook users upload 147,000 photos, Instagram users post 347,222 stories and YouTube users upload 500 hours of video. JC Market Research estimates that the content moderation solutions market was $5.3 billion in 2020. Further, Everest Group estimates that the market will grow at a CAGR of 40-50% from 2016 to 2021.

Artificial Intelligence (AI) Operations: The development of Artificial Intelligence technology often requires massive amounts of data that has been annotated by human experts and must be refined through ongoing manual training. These factors have significantly contributed to the growth of the AI services market, which includes data labelling and algorithm training. IDC predicts that the worldwide AI services market will grow from $18.4 billion in 2020 to $37.8 billion in 2024 at a CAGR of 20% over the four-year period.

Sources: Everest Group (Digital CX and Content Security); IDC, Worldwide Artificial Intelligence Services Forecast, 4 year CAGR from 2020-2024, August 2020 (AI Services).

Our strategy is to target the intersection of these high growth service offerings across attractive vertical markets in the Digital Economy. According to the U.S. Bureau of Economic Analysis, the Digital Economy accounted for 9% of U.S. gross domestic product in 2018, or $1.8 trillion, and grew at four times the rate of overall U.S. economic growth from 2006 to 2018.

The vertical markets we prioritize are projected to grow at an unweighted average CAGR of 18% from 2019 to 2023.

Sources: The Business Research Company; TechSci Research; Technavio; Allied Market Research; and eMarketer.

Key Industry Trends

As technology and the internet have fundamentally transformed the way consumers seek to engage with their favorite brands, a number of trends have emerged that benefit our clients and increase their demand for our solutions, including:

Rapid growth in the Digital Economy: New and emerging digital trends such as IoT, cloud computing, mobile web services and AI are radically changing the business ecosystem and creating new opportunities for economic growth. Their success is evidenced by the rise in the volume of technology initial public offerings along with venture capital and private equity investments over the past 10 years. These companies have leveraged technology and low barriers to entry to disrupt traditional markets and experience rapid growth. For some companies, this growth has been further accelerated by COVID-19.

Technology companies are outsourcing at an accelerating pace: As technology companies scale, they must dedicate resources across product development and operations. However, they often lack the physical capacity or desire to develop operational infrastructure internally as they focus on growing their core offerings. As a result, we believe technology companies are increasingly willing to outsource at earlier stages of their lifecycles and are driving outsized growth within the overall outsourcing industry. Additionally, many technology companies have adapted to COVID-19 by allowing employees to work remotely, which we believe has increased their comfort with a less structured work environment and resulted in increased outsourcing opportunities.

COVID-19 accelerating outsourcing spend: As businesses are forced to learn how to work remotely, we believe it is becoming less important where employees are physically located or whether they are employed directly or by an outsourced partner. According to a recent survey by a third-party outsourcing company of more than 200 business leaders and decision-makers, 52% of respondents with 1,000 to 10,000 employees and 61% of respondents with 10,000 to 50,000 employees planned to outsource for the first time or increase the use of outsourcing in 2021.

Alignment of vendor company culture: We believe that vendor company culture is the number one selection criteria when digital economy companies evaluate outsourcing vendors. Companies understand that consumers increasingly want to feel a personal connection to the brands they interact with. This trend accelerates the need for next-generation outsourcers to act as extensions of their clients’ brands so that end customers receive the personal experiences they desire.

Customer experience is a critical retention and growth lever, rather than a cost center: According to a PricewaterhouseCoopers study on customer experience, 59% of Americans will walk away from a brand they love after several bad experiences and 17% after just one bad experience. This direct impact of negative experiences on brand affinity coupled with relatively high customer acquisition costs for new economy companies, underscores the importance of active customer retention efforts.

Significant increase in user and advertiser generated content and the need for content moderation: According to Technavio, there were nearly four billion social media users worldwide as of 2020, leading to unprecedented amounts of user generated content. As a result, social media platforms have attracted billions of advertising dollars from a significant number of advertisers. There are regulatory and reputational risks, as well as billions of dollars of revenue streams at stake, for these platforms if sensitive content is not properly moderated.

Advancement of AI technologies requires large sets of annotated data: AI use cases are growing quickly and the success of AI companies will be determined in large part by the accuracy of their algorithms, which are inextricably linked to the quality of underlying data sets which must be manually annotated by trained experts. We believe that as AI continues to grow, so too will outsourcing opportunities.

Competitive Strengths

We have distinguished ourselves as a leader in next-generation technology-enabled outsourced services by leveraging several competitive strengths, including:

High Growth Technology Is Not a Segment of Our Business, It Is Our Business: We view technology as a macro trend that transcends all industries, whereas we believe most of our competitors view technology as one of their many client verticals. We have been able to develop deep expertise across several sub-verticals that comprise this high growth market, including food delivery, e-commerce, FinTech and social media. We facilitate millions of interactions between our clients and their respective end customers on a daily basis. We leverage insights from this constant flow of activity to better understand the particular challenges and trends in each niche market, which enables us to drive best practices across our client base. We believe each additional satisfied client enhances our brand’s reputation as the top provider of outsourced services for high growth technology companies.

The following chart shows our percentage of clients by vertical, as of December 31, 2020:

Digitally Native: Being a 12-year-old outsourcer means we were “born on the web and grew up in the cloud”, allowing us to enter the market without investing in legacy infrastructure. We are adept at executing work in digital channels such as chat, native in-app messaging, short message service (“SMS”), and social channels. 96% of our revenue in 2020 was delivered from non-voice, digital channels or omni-channel services, and our technology infrastructure is cloud-based.

Agility and Responsiveness at Scale: We know how to get the job done—quickly. We move swiftly and we think differently. From the pre-contract engagement of our Project Management Organization to our decentralized “Site ‘CEO’ Model,” we are purpose built for speed to support our clients’ ever-changing needs. We believe these characteristics provide a differentiated ability to thrive in high growth and large-scale environments. We reacted to the COVID-19 pandemic swiftly, enabling over 90% of our workforce to work-from-home soon after the commencement of lockdowns.

Leadership in Content Security: The growth of social media platforms and the need to secure the user and advertiser generated content on these platforms has led to an explosion in demand for content moderation services. According to JC Market Research, TaskUs is a top five provider by market share in the Global Content Moderation Solutions market. As of March 31, 2021, we had approximately 4,000 front line teammates performing work in Content Security dealing with misinformation, offensive content, and critical policy issues. To care for their health and wellbeing, we have developed the TaskUs Resiliency Studio, a clinician-led and evidence-based psychological health and safety program. We couple this with advanced policy management expertise and an agile product development team focused on tools and innovation. We believe our revenue CAGR of 157% in this service offering from 2017 to 2020 is evidence that our clients view this offering as critical and differentiated.

Employer of Choice: Our culture has been recognized internationally, with accolades such as number 40 on Glassdoor’s 2019 Best Places to Work among large U.S. employers and Platinum Employer of the Year in 2018, according to Investors in People. We believe our eNPS of 72 in 2020 is higher than any other tech-enabled service provider with over 1,000 employees. We believe this not only drives higher quality work and lower attrition, but also enables us to nimbly recruit additional employees to accommodate growth. For example in 2020, 38% of our new hires came from internal referrals, helping us achieve a 101% fill rate.

Founder-Led, Organic Growth Engine: Our Co-Founders and seasoned management team have meticulously built our employer brand and the agile operating model we rely upon to deliver for high growth clients. They have brought together a world class leadership team of service industry professionals who bring deep domain expertise to support their vision of a next generation services company; one that puts people at the center of its strategy to drive exceptional and sustainable growth. We believe we are the only company in our sector with over $250 million in annual revenues that has grown 100% organically, leading to consistency in operations and culture which provides a strong foundation for future potential growth, organic or inorganic. This strategy has helped TaskUs deliver 60% CAGR in revenues from 2017 to 2020.

Growth Strategy

We intend to continue our accelerated growth trajectory through several attractive and actionable opportunities, including:

Growing with our Current Clients: As of December 31, 2020, we served over 100 of the world’s leading technology companies, and between 2017 and 2020, our current clients with publicly disclosed financials grew their revenue at an estimated unweighted average CAGR of 40%. As our clients’ revenue and scale have grown at rapid rates, so have our outsourcing volumes, revenue and service relationships. Revenue from TaskUs clients who have been with us since 2017 grew by 448% through the end of 2020, based on 29 clients who generated $500,000 or more in revenue for each of those years. In addition, our average annual net revenue retention rate between 2018 and 2020 was 125% and our cNPS score has increased from 35 in 2017 to 75 in 2020.

Extending Solutions with Current Clients: We have a significant opportunity to enhance the penetration of current services as well as cross-sell new services. As our clients grow in size and the complexity of their outsourcing needs increases, we believe we have an opportunity to increase the addressable spend available to TaskUs. In 2020, our largest client leveraged all three of our primary service offerings and 38 current clients signed new statements of work with us.

We aim to bolster our portfolio of highly complementary service capabilities by integrating consultative expertise, process automation, and technology that further expand our value proposition to clients. Services such as Content Security, which grew at a CAGR of 157% between 2017 and 2020, anti-money laundering, fraud prevention and data science are areas we believe are particularly attractive and highly relevant for our forward-leaning technology client base.

We invest heavily in strategic account management and planning through our Client Services organization to capture this opportunity. We have organized our Client Services organization around our strategic vertical markets to deliver domain expertise, industry insight, and best practices to expand our growth long term and ensure success.

New Client Wins: We are well positioned within multi-billion dollar commercial markets with massive addressable spend opportunities where we focus on culturally aligned, agile companies that plan to scale rapidly. From 2018 to 2020, 52% of our total new client wins came from referrals or inbound inquiries. We believe a brand associated with high growth digital disruptors is desired by enterprise-class technology companies wishing to be more agile and looking for a different breed of partner. We plan to take advantage of our brand position and highly effective sales team, modeled after SaaS industry practices, to continue to diversify our client base and add more enterprise-class technology brands to our client list. We had a total of 36 new clients in 2020, and win rates of 56%. Our total new client win rate from 2018 to 2020 was 42%.

Our world-class sales team is organized around new economy industry verticals such as FinTech, On Demand Travel + Transportation, Entertainment + Gaming, Social Media, HiTech, HealthTech and Retail + e-Commerce. We identify emerging industry and funding trends to engage early and work with future market leaders and enterprise-class clients. We engage at the founder and C-suite level and use our experience and references to win new peer clients. We believe this cycle approach establishes credibility, expertise, and scale within a vertical niche, as we found with food delivery. We intend to continue to utilize these tactics to expand and move up-market across current and newly identified industry verticals, or sub-verticals, we consider to have attractive growth prospects.

Expanding Geographically: Global presence and multilingual capabilities are of increasing importance to our multinational clients and potential clients. The number of clients working with TaskUs in multiple geographies more than doubled from 2017 to 2020. In many cases our geographic expansion is driven by specific client requests, such as an online gaming client leading us to Taiwan, supporting a European market launch in Greece, and two social media clients in Ireland and Atlanta, Georgia, respectively. New geographies mean new languages and/or capabilities to offer to our clients and increasing opportunities to win new business. We plan to continue expanding our geographic footprint to drive growth in both existing and new clients.

Year	Total Sites	Countries Entered	Total Countries
2017	9	1 (Mexico)	3
2018	14	1 (Taiwan)	4
2019	13	1 (India)	5
2020	18(1)	3 (Greece, Ireland, Colombia)	8

(1)	Colombia operations and employees are currently virtual.

Pursuing Opportunistic M&A: We intend to continue to evaluate M&A opportunities to expand into higher value services, add new geographies or add additional capabilities to support our teammates in delivering exceptional service. We intend to opportunistically add technical capabilities, including cognitive AI, process automation and efficiency tools that increase teammate effectiveness. Additionally, we will evaluate opportunities to expand to more premium services and end markets such as anti-money laundering, data and analytics and fraud detection platforms.

Solutions and Services

We work with disruptive technology companies in different stages of their life cycle ranging from high-growth venture capital-backed companies to innovative global public companies. The TaskUs platform is purpose-built and organized around the following three service offerings:

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Digital Customer Experience: Principally consists of omni-channel customer care services primarily delivered through digital (non-voice) channels. Other solutions include customer care services for new product or market launches, trust & safety solutions and customer acquisition solutions.

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Content Security: Principally consists of review and disposition of user and advertiser generated content for purposes which include removal or labeling of policy violating, offensive or misleading content. We are developing and enforcing Content Security policies in several areas including intellectual property, job and commerce postings, objectionable material and political advertising.

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Artificial Intelligence Operations: Principally consists of data labeling, annotation and transcription services performed for the purpose of training and tuning AI algorithms through the process of machine learning.

For the fiscal year ended December 31, 2020, Digital Customer Experience, Content Security and Artificial Intelligence Operations represented 63%, 27% and 10%, respectively, of our total service revenue of $478.0 million for the year. For the three-month period ended March 31, 2021, Digital Customer Experience, Content Security and Artificial Intelligence Operations represented 65%, 24% and 11%, respectively, of our total service revenue of $152.9 million for the period.

Digital Customer Experience

Our clients in Digital Customer Experience (“Digital CX”) are predominantly online or app-based businesses transforming industries such as ride-sharing, e-commerce, food and grocery delivery, streaming media, and online digital marketplaces. Our digitally native service offerings enable us to utilize lower cost non-voice channels. We leverage chat, social, in-app support, SMS, and in-platform solutions and apply an “automation first” mentality to our client engagements.

Engagement Lifecycle: When we begin a Digital CX engagement, we often lead with our consulting team. They bring deep expertise in channel strategy, tool selection, talent enablement and operations optimization. Once we have established an operating framework, our Implementations and Operations teams are brought in to build the project plan and execute the strategy. We identify the critical key performance indicators (“KPIs”) which define success and provide a roadmap for continuous improvement and implement them in real-time management dashboards. We execute these solutions through our team of highly-trained and dedicated omni-channel service experts, whom we call teammates. We create a deep connection between our teammates and our clients—we become brand ambassadors for our clients and are deeply integrated in their workflows. Their success is our success.

Our Digital Customer Experience solutions include:

Omni-Channel Customer Care: Protecting and maintaining our clients’ brands makes up a significant portion of our Digital CX services. In 2020, 93% of our Digital CX revenues were generated from non-voice, digital channels or omni-channel services, while the remaining 7% were generated purely from voice channels; even our pure voice work is supported by cloud-based infrastructure. This scale and breadth of over a decade of experience gives us a differentiated and mature perspective on how to tailor these channels to our clients. We customize the support experience to the specific client and channel we operate within, across account management, billing and technical support. When built correctly, digital channel support can deliver higher satisfaction, lower cost, and be easier to operate. We use the following operational levers to differentiate our performance for clients:

•	Automating for Efficiency in Operations: We are maniacal about driving efficiency; both in our clients’ and our own business. We continually seek opportunities to eliminate simple, rote work so our teammates can deliver higher value services where our clients need them most. For one on-demand transportation client we reviewed thousands of refund requests weekly, increasing costs to our client while creating friction for their customers. After a deep analysis, TaskUs recommended product and business rule changes to allow customers to receive automatic refunds for 100% of the top concession drivers. This allowed the team to focus on those issue types most likely to be unapproved or fraudulent. This ultimately led to a 51% drop in the overall refund rate. We were able to save our client money, improve the end customer experience and repurpose our teammates for higher value work.

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Innovation and Insights: TaskUs has developed a differentiated insights and innovation governance model to help deliver frontline insights and advanced analytics and propose efficiencies through automation. We use data science, near-real-time dashboards and leadership insights—replacing static monthly reporting—to manage the continuous improvement of our programs and create alignment and transparency.

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Culture Builders: Our clients select us in part because of the culture we maintain; specifically, the culture of employee engagement that exists in our operational sites around the world. Evolving marketplace, subscription, and SaaS models have resulted in a clear understanding of customer lifetime value. High-growth technology companies are cognizant that the customer experience they provide is a differentiator and our teammates are an extension of our clients’ respective brands. Tenured and engaged employees deliver better and more consistent results.

New Product or Market Launches: Our clients are often in a high-stakes race to get a new product launched or enter a new market. Through the dozens of clients we have supported in these efforts, we have designed a value-added framework of product and market launch playbooks. This gives us an edge as the go-to-partner for critical new growth initiatives. We operate as an extension of our clients’ in-house teams delivering key market insights, speed and agility, and frontline feedback on the true customer experience so they can adapt and win quickly in new initiatives.

Trust & Safety: Industries including ride-sharing, gaming, online dating, FinTech, and streaming media are forced to spend time addressing bad-actors on their platforms. We position our most skilled teammates to perform the critical support needed to protect end users, detect and eliminate fraud, address unwanted user activity, and manage regulatory compliance. We believe Trust & Safety work allows us to move up-market with our clients, creating greater stickiness and increasing the value of our partnerships.

Customer Acquisition: TaskUs also helps digital disruptors acquire customers. TaskUs supports lead research, lead generation, appointment setting, new customer outreach and activation, retention, and advanced customer conversion from free and low cost subscription/product offerings to one of higher value and profitability. TaskUs’ approach to these services matches our clients’ new economy business models. We are customer experience focused and consultative, looking to add value to the user and secure our clients’ brand perception.

Voice of the Customer: TaskUs leverages its access to a wealth of internal and external customer experience data to provide insights and feedback on customer, process and product operations and policies. Our data science and analytics team assist by building data models for decision making on items such as customer satisfaction and dissatisfaction. Third-party tools are also utilized to gain additional insights from data outside of day-to-day operations items including social media feedback, product reviews, and industry trends. This service area delivers a more robust 360º view of customer sentiment to uncover strategies to improve the overall experience not often seen from traditional metrics such as customer satisfaction surveys.

TaskUs Digital CX Consulting: In 2016, TaskUs launched its internal consulting arm, TaskUs Consulting Group. The purpose of the initiative was to be able to provide a broader suite of services to our growth-stage clients beyond our day-to-day operational expertise. Clients often need assistance designing their customer experience programs and optimizing their operating environments; many skills they do not have in-house during the early part of their growth journeys. Consulting allows TaskUs to engage early and begin solving problems for

clients without a long-term contract.    It also helps us win new clients through deeper understanding of client pain points and desired outcomes. TaskUs Consulting Group offers the following areas of consulting expertise:

•	Digital Customer Experience Strategy: customer journey mapping, channel strategy, chat bot and automation strategy.

•	Human Capital and Talent Enablement: recruitment profile management, training redesign, knowledge base optimization and re-design.

•	Operational Excellence: workflow and process mapping, best practice analysis on workforce, quality and analytics.

•	Technology Assessment & Recommendations: tool evaluation, selection and implementation services.

Digital CX Service Examples:

•	Appeasing “hangry” customers across multiple channels to ensure restaurants include the hot sauce, drivers have the gate code, and customers get their Pad Thai before it gets cold.

•	Upselling to an advanced package to allow upgraded analytics, promo codes, and automated shipping calculation on one of the world’s leading e-commerce platforms.

•	Acquiring advertising customers for a leading music streaming platform, including transaction sizes up to approximately $100,000.

•	Resolving billing issues so a dating app power user continues to receive more views of his profile.

•	White-glove technical, billing, and account management support for cord-cutting streamers.

Content Security

The rise of apps and social networks has led to an explosion of user-generated content and advertising. According to Domo, every minute, Facebook users upload 147,000 photos, Instagram users post 347,222 stories and YouTube users upload 500 hours of video. To comply with government regulations and advertiser standards, social networks maintain complex platform policies to define what constitutes acceptable and unacceptable content and advertisements. These policies need to be constantly refined in response to emerging threats, evolving vernacular and increasing regulations.

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Government Regulation: For major social networks, not reviewing and removing inappropriate content is simply not an option. There is an ethical and moral imperative, which in recent years has become a legal obligation in some jurisdictions. For example, Germany’s “NetzDG” law imposes massive fines for failing to remove hate speech and extremist content within 24 hours. Other countries, such as France, have instituted similar laws (AVIA Law in 2019).

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Advertiser Sentiment: Advertisers have on multiple occasions pulled advertising dollars from social websites that fail to remove user-generated content they felt endangered their brand image. The “Stop Hate for Profit” campaign saw major advertisers including Unilever, Verizon, Adidas, and Ford pause advertising on Facebook in July 2020, calling for the company to take action to address racism, hate, and disinformation on its platforms.

Content Security Services

Content Security services rely on a combination of AI and human experts to review and remove offensive content. At TaskUs, our Content Security professionals support the development of client AI systems and leverage these systems in many workflows. We have also developed proprietary technology that our Content Security teams use to improve their efficiency and accuracy.

AI can be leveraged effectively to remove text that is commonly understood to be objectionable and images that have previously been marked as offensive. Human Content Security experts step in to discern context, parse novel slang, and identify images that have been modified to intentionally avoid detection. Some forms of content violations can be successfully moderated using AI in the majority of cases, while other forms of violations require significant manual intervention. Sexual images or clearly offensive text is mostly removed in an automated fashion, whereas political advertising manipulation, bullying and hate speech mostly requires manual intervention. As a result of increasingly complex and nuanced policies, decisions are often ambiguous and nuanced, requiring Content Security experts to possess deep domain knowledge as well as broad cultural and market expertise.

As of March 31, 2021, we had approximately 4,000 teammates who together moderated tens of millions of pieces of content each month. We are developing and enforcing Content Security policies in several areas, including intellectual property, job and commerce postings, objectionable material, and political advertising. Our operational leadership teams develop a deep understanding of our clients’ processes and how to apply those policies efficiently and with high accuracy. We have a deep sense of purpose to protect our global society and we believe that content review is an integral part of a safe and open internet.

Highlights of our Content Security service offering include:

TaskUs Resiliency Studio: We view our employees who provide Content Security services as “Digital First Responders.” Most of the content our employees review is not offensive, but even constantly viewing misinformation or conspiracy theories can be challenging. To care for our employees’ well-being, we have developed the TaskUs Resiliency Studio, a clinician-led and evidence-based psychological health and safety program. This approach shapes every step of the employee life cycle:

•	Our recruitment process provides transparency about the role and responsibilities, our interview process screens for psychological resiliency.

•	Our training process prepares employees to recognize the signs of emotional burnout.

•	On the job support resources include one-to-one and group counseling sessions.

•	Post-employment support that makes these counseling resources available to any former teammate who needs them.

As of March 31, 2021, we had a staff of over 100 clinicians, licensed counselors, behavioral health researchers and other wellness professionals who have developed this approach and are responsible for the daily delivery of these services to our employees. We design our Content Security workspaces using advanced neurofeedback techniques to support employee wellbeing and reduce workplace stress. This is in addition to the benefits that TaskUs provides to most of its employees, including healthcare, onsite gyms, onsite daycare, free or subsidized meals, and more.

The area of wellness is of critical importance to our clients, many of whom select vendors in large part based on their wellness and resiliency programs. They score us regularly on the robustness of our programs and our consistency of implementing them versus our competitors.

Global Policy Management: Our Content Security organization partners with our clients to apply best practices to policy development and distribution, product design, quality, and training. As a result of government regulations and cultural norms, major social networks must maintain increasingly distinct content policies in different geographies. These policies are dynamically updated in response to the latest threats and evolving bad actor behavior. TaskUs advises and supports clients’ policy development, and provides distribution and policy training.

Tools and Innovation: The tools used by employees providing Content Security services have a significant impact on efficiency, accuracy and quality. We partner with our clients to customize these toolsets and have developed proprietary technology to improve our own productivity and accuracy. Finally, our quality and training organization reviews employee decisions in an ongoing fashion, in order to close the feedback loop through coaching and performance management.

We intend to continue devoting significant resources to these dedicated Content Security and wellness teams. Our Content Security expertise has helped us to grow our Content Security services revenue from $7.5 million in 2017 to $127.7 million in 2020 at a CAGR of 157%.

Content Security Service Examples:

•	Categorizing dozens of different types of political ads, and reviewing the ad landing pages, with greater than 90% accuracy so users know what’s behind the ads they’re seeing.

•	Real time monitoring of highly visible live streams to ensure inappropriate content is removed swiftly.

•	Reviewing and banning fake “bot” accounts on a dating application.

•	Reviewing third party job postings for a hiring site and tagging them for easy searchability.

Artificial Intelligence Operations

Intelligent applications based on Artificial Intelligence are core to the digital economy. AI applications are created by annotating datasets to train an algorithm in a process called Machine Learning. We first began supporting AI applications over a decade ago, including next-generation product development efforts such as transcribing voicemail messages for visual voicemail solutions and manually scoring the sentiment of social media posts for social listening tools. Today, our services have increased in sophistication and complexity as AI applications have evolved.

Our Artificial Intelligence Operations solutions include:

Data Annotation: We build large sets of training data for our clients by annotating videos, photos, audio clips and text based on their policy specifications. The quality of this training data is based on the accuracy of our annotation and plays a large role in the success of the resulting AI algorithm. As AI becomes more sophisticated and its applications become more global it can require data sets that are annotated by people who speak various languages and come from varying backgrounds and cultures. Examples of the applications that Data Annotation powers include:

Computer Vision: Algorithms which allow a computer to “see” the world require millions of labeled images. For mission critical applications such as autonomous vehicles these images often must be labeled down to a single pixel.

Natural Language Processing: To understand the meaning of phrases, algorithms are trained with large sets of written text that has been annotated based on parts of speech, meaning and sentiment.

Video Processing: Understanding videos requires the segmentation and recombination of two distinct training data sets—audio and visual. The audio file must be transcribed and annotated to enable Natural Language Processing and objects in the image files must be tagged to enable Computer Vision.

Sensor Processing: Refining algorithms which make decisions based on sensor data requires annotated sets of sensor data from sources such as the LiDAR systems of autonomous vehicles.

We group our algorithm training services into three phases: learning, generalizing, and predicting. Each of the three phases of development requires distinct support methodologies including quality, training, and knowledge management.

An example of our AI Operations solutions includes the work we do for an autonomous vehicle client. Our team trains AI systems to read common road hazards, such as double-parked cars and slow-moving vehicles, by tagging and labeling millions of data sets. We define clear performance standards within complex data sets to drive efficiency in the process. At the same time, we create a quality review process to quickly identify labeling issues before data is uploaded to the AI to improve our accuracy. With these improvements implemented, tasks can be tracked and monitored for feedback in real-time, driving improved efficiency and cost savings.

Our future vision includes supporting algorithms for facial recognition, teaching new autonomous vehicles like drones to fly, identifying bullying in real-time on live gaming platforms, reading MRIs and x-rays accurately and helping to automatically detect cyber-security attacks; among many others. We are in the process of developing an application suite to increase our capabilities.

AI Operations Service Examples:

•	Reviewing images of price tags and stock keeping unit placement on grocery shelves, teaching store-roaming robots to identify items that are out of place.

•	Tracing and tagging scooters on sidewalks as non-harmful objects to be identified by a LiDAR scanner in a self-driving vehicle.

•	Tagging and identifying Spanish slang in user posts to better identify cultural trends.

Sales and Marketing

*	Deal duration reflects the number of days between the creation of an opportunity in our opportunity management system and when a contract is signed.

In Silicon Valley, Alley, and Beach, we believe TaskUs is known for its work with recognizable technology companies. This differentiated brand position has been carefully crafted over the past decade. From our founding days, our sales team has walked the halls of TechCrunch Disrupt, Websummit, and SXSW to meet the seed stage disruptors who could ultimately become growth stage category leaders. We scour funding sources and backchannel through our venture capital and private equity relationships, keeping our finger to the pulse of what’s happening on the ground floor in emerging technology.

With this knowledge, we develop thesis-led prospecting strategies, and apply a multi-faceted pipeline generation process to have conversations with emerging companies, even if they are years away from being ready to engage us. We invite them to our conferences, share value added content and host them at Founders’ Dinners and events in an effort to build genuine relationships as their trusted advisors. We believe our perseverance and dedication have positioned us to be the first call for emerging consumer technology companies on the verge of hyper growth.

The TaskUs sales strategy delivers within our targeted industry verticals through the following methodology:

Verticalized sales approach: We align the sales team to industry verticals for solution consistency, case studies, references, common pain points and industry insight. By focusing on industry verticals, we develop deep domain expertise to better engage with our clients, understand their pain points, and provide superior solutions. Once on-boarded, the client relationship is handed off to our account management organization, known as Client Services, which is organized in a consistent verticalized approach.

We focus on the disruptive tech-based, high-growth industry verticals of large commercial markets. We approach the lifecycle of a vertical by identifying the market, engaging in opportunities, winning marquee clients, expanding within the industry, and moving up-market. In 2020, we achieved a 56% new client win rate for every dollar of opportunity we pursued. TaskUs thoughtfully enters new industry verticals, or sub-verticals, when we identify emerging trends. We learn from each client we win and use this knowledge to further refine our sales strategy.

Case study: In 2017, we identified FinTech/digital banking as a major driver of digital outsourcing growth. The sector was expanding rapidly and was largely focused on providing millennials with a digital focused user experience and disrupting legacy methods of financial services. Given our similar digital and disruptive focus, we knew TaskUs was the perfect partner to complement their offerings. We attended industry conferences, engaged leaders in the FinTech space and cultivated C-suite level relationships.

Our efforts bore fruit when a leading crypto currency exchange trusted us with managing their digital customer experience. We have since expanded to multiple digital banks, online lenders and an online brokerage. From the initial digital customer experience work, we have also expanded our portfolio to include up-market, high value work streams like anti-money laundering, know your customer, fraud detection and mitigation and loan processing. Between 2017 and 2020, we achieved a FinTech revenue CAGR of 113%, a testament to our client value proposition.

Franchise Client Focus: We have always been aspirational about working with the biggest and the best in technology. In 2018 we built a focused top prospect list of “Franchises” who we believed were destined to be future leaders in their markets or large enterprises we felt were cultural fits for our services; frankly brands we loved.

In 2018 we won three of the top ten Franchises we identified and secured our first client with over $50 million in annual revenues. In 2019 we won four more of our top ten, including household names such as Netflix. We expanded the list to 22 Franchises during 2020 and won four of these high-value clients.

Penetrate and Radiate: Excellence in operations earns us trust and the right to take on additional work. In 2020, we achieved a 75 cNPS, our highest ever. Our cNPS score had already increased from 35 in 2017 to 67 in 2019, which, based on a 2019 industry benchmark study by ClearlyRated, is over 2.5 times higher than the average IT service provider. Using data science and insights gives us an understanding of new problems to solve for clients. We present proactive proposals in our quarterly business reviews and bring in our consulting teams to look for opportunities for continuous improvement. We believe these approaches unlock additional opportunities for work of greater complexity and importance.

We invest heavily in strategic account management and planning through our Client Services organization to capture this opportunity. We have organized our Client Services organization around our strategic vertical markets to deliver domain expertise, industry insight, and best practices to expand our growth long term with these clients and ensure success.

Community Driven Marketing: Our marketing efforts are focused on leveraging our community and creating an ecosystem where prospects can engage with us and learn about our value proposition.

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CX Summit: Twice a year, we host a conference with hundreds of customer experience professionals, both clients and future clients of TaskUs. The summit features keynote speakers sharing their experiences and best practices, and roundtable discussions where leaders can connect with other leaders.

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Ridiculously Good Dinners: For the past eight years, our Co-Founders have hosted a series of dinners bringing together around 15 founders and C-suite level executives of notable technology companies. We have hosted over 60 dinners with hundreds of high profile attendees.

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Ridiculously Good Events: Events like taking helicopters to SpaceX for a private tour from its Chief Financial Officer or Dallas Cowboys Field Passes are hard to say no to. We invite VIPs in our community to get to know us and each other through unique experiences. We believe these events contribute to significant new opportunities and goodwill with our prospects.

Effective and Highly-Efficient: We maintain an effective and efficient sales operating model by using industry-leading tools and a highly leveraged offshore sales support model.

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World-class sales operations, lead and demand generation, using Salesforce Sales Cloud and Pardot. The TaskUs sales approach is based on modern SaaS industry sales models versus classic outsourcing models which tend to be “top heavy,” with numerous highly paid sales executives that are responsible for all parts of the sales process (demand generation through deal closure) and generally close only one or two deals per year. We believe we have created a scalable sales engine that doesn’t rely on these “rainmakers,” alone, but leverages junior level sales talent developed in-house to create effective sales teams. These teams take advantage of skilled proposal, marketing and demand generation resources offshore for support. We believe this approach lowers the total cost of sales and creates repeatability and sustainability by maintaining the entire sales funnel at all times.

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All non-client facing resources in sales, client services (account management), and marketing are based offshore. Our graphic design, video-editing, proposal management, and lead research teams tap into the immense creative talent and process expertise of the Philippines and India.

•	Vertically aligned Business Development Representatives (“BDRs,” also known as inside sales) triage marketing qualified leads, perform outbound outreach to prospects, and generate pipeline while our

Sales Executives and Vice Presidents operate as “capture execs” focusing on deal closure and value delivery. These BDRs have also become the “bench-strength” of our sales and client services teams moving up into more senior roles over time and aligning to our team-based sales culture.

Delivery and Operations

Operations

TaskUs operations are designed to scale rapidly with perpetual experimentation and iteration and a devotion to data-driven decision making. Many of our clients have little to no outsourcing experience. Over 50 of our clients since 2017 turned to TaskUs to be their first outsourcer in our area of service. Given the rapid scale required to keep up with the growth of their businesses, they choose to outsource certain services. Unlike more mature buyers of outsourced services, our clients rarely deliver us a prescriptive playbook for how to run our operations. We understand their objectives and design the most efficient process to meet and exceed these goals. In our 2020 cNPS Survey, 76% of all respondents agreed or strongly agreed that their programs’ operational performance expectations are regularly met. To deliver to these standards we offer:

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Subject Matter Expertise: We have “SME” teams in each of our primary services—Digital Customer Experience, Content Security and Artificial Intelligence Operations. These SMEs partner with clients to define their objectives, produce product roadmaps, develop policy, training and hiring profiles, calibrate KPIs and spec out data visualization dashboards.

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Project Management Organization: Our “PMO” is the linchpin between sales and operations to ensure client success. TaskUs maintains a dedicated senior team of PMP certified project managers with deep industry expertise who are assigned to every new client and all significant new business expansions with existing clients.

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Modern Service Excellence: We deliver operational excellence to our clients through our differentiated culture of ownership and accountability. We use real-time dashboards and KPI management to meet and exceed our clients’ expectations. Our process discipline has allowed us to achieve multiple certifications and compliance standards including SOC 2 Type 2, HIPAA and PCI. The culture and focus on people allows us to retain talent, continuously improve, and gives us an advantage on key people metrics of efficiency, client satisfaction, and low attrition.

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Agile Automation: Our clients are some of the most advanced technology companies in the world. The vast majority of technologies we use are client developed or third party tools. With that said, there are often massive opportunities to improve our efficiency and quality with our own technology. Our Digital Innovation team focuses on rapid prototyping using lightweight technical solutions like browser based extensions, robotic process automation, and productivity and workflow analytics.

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Data Science and Analytics: We build custom data dashboards for each client. These dashboards transparently reveal our metrics—productivity, quality, and employee engagement – down to the teammate level. Our Business Intelligence teams apply data science to client data to drive insights back into our operations in a cycle of continuous improvement.

At the core of our operations are scaled teams of employees, our TaskUs teammates. These individuals ultimately determine the quality of service we provide our clients and, as such, we are obsessive about the standard of our frontline teammates and our team leaders, the first level of management. We have organized our global operating model around individual office locations, referred to as sites. These sites are run by Vice Presidents of Operations, who act as “Site CEOs.”

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Employee Experience and Employer Brand: At TaskUs, we hired thousands of new employees in 2020. Many of our larger competitors hire tens or even hundreds of thousands of people each year. To deliver to this number of hires many companies in our industry use “push” tactics like sign-on bonuses. At TaskUs we have chosen to invest in the employee experience to attract or “pull” employees to proactively apply to work at TaskUs. We make these investments strategically based on their anticipated impact to our employees and the likelihood they will be captured and shared on social media (“How Instagramable is this?”). These investments include:

•	Creatively designed sites

•	On-site gyms, child care facilities and medical clinics

•	On-site cafes, many of which provide free or subsidized healthy meals

•	On-site events and concerts

•	Award trips to tropical destinations (in lieu of cash bonuses)

As of March 15, 2021, we had approximately 948,275 followers on our Facebook page globally. Some of the media we produce goes viral, with 8 posts that had over 3 million views and an additional 6 posts with over 2 million views in 2020, helping create a lifestyle brand which attracts prospective employees to TaskUs. We believe this positions us to attract the best talent and reduces our cost per hire.

•	Frontline Teammates: At TaskUs, all leadership and support functions exist to support our Frontline teammates who are delivering for our clients.

•	Email the CEO: Our Chief Executive Officer gives out his email to all teammates and personally responds to every teammate email.

•	A Day on the Frontline: Our senior leaders embrace spending at least one day a year working on the frontline, performing the job with a teammate.

•	Connect15: In response to COVID-19 we have rolled out this platform which connects senior leaders with frontline teammates for serendipitous fifteen minute conversations via video conference.

This matters because simple, repeatable tasks are being automated, while demand for sophisticated workflows is increasing. Our employer brand and frontline focus help us to attract skilled talent that enables us to deliver on demand for increasingly sophisticated workflows.

•

Team Leaders: We believe that the most important position in our business is the first level manager, which we call team leaders. Each team leader manages a team of eight to 15 teammates. Their ability to understand business objectives, drive KPI compliance and coach to individual teammate development plans will make or break a client engagement. We have a comprehensive leadership screening that we apply to all external hires and internal promotions into this role. Believing in cultivating talent from within, we have developed the Team Lead Academy, a program our teammates can opt into that provides rigorous leadership training. People who have graduated from the Team Lead Academy form a pool of potential Team Leads that we tap as we grow.

•

Site “CEO” Model: We are a global company that believes the best relationships are formed face to face. As a result we have organized our operations regionally. Team leaders report to onsite Operations Managers, who report to onsite Operations Directors, who report to an onsite Vice President of Operations. Every site is run by the Vice President of Operations. Vice Presidents of Operations are accountable for their performance. They must also compete with other site Vice Presidents to attract growth to their sites. Our Sales and Client Services leaders are acutely aware of the strengths and weaknesses of each site, and are empowered to choose to place work in one site over another, or even to pull work from a site and give it to another. This network of Site CEOs creates healthy competitive tension that drives operational excellence and maintains a “low center of gravity” which increases accountability to drive client satisfaction.

•

Automation and Efficiency: We enable our people with a suite of automation tools to help improve their efficiency. Our data science teams use operational data to mine for points of friction and wasted effort.

Our Digital Innovation teams engage to deploy our toolsets to eliminate re-keying, toggling between applications, looking up data, and notify teammates of their real-time metrics. These operational controls and support allow us to raise the performance of all employees and focus our efforts on the most complicated and value-added work.

•

Teammate led Innovation: Our mission is to empower people to deliver ridiculously good innovation for the world’s best clients. We believe that if we invest in our teammates, by providing them additional tools, training, and opportunity, they can and will accomplish amazing things. The frontline teammate sees work in a different way than management, so we identify a diverse pilot team based on tenure, personality profile and functional competency and provide them training on creativity, ideation, design thinking and agile methodology. We enable them with low-code application platforms (LCAP) and robotic process automation (RPA) tools, and provide them a sandbox environment to automate and refine our business processes. We believe this approach to fostering innovation is distinct from our competitors.

Our operations are supported by centralized shared services based in the Philippines and India. Each site has at least one leader on-site from each of our support functions, including Human Resources, Workforce Management and Information Technology. The combination of onsite leadership with scaled shared services allows us to support our Site CEO model in a cost effective manner and execute processes with the appropriate consistency globally while accounting for local nuance.

We leverage technology to deliver coaching, training, and support services at scale. Our proprietary coaching platform, Boost, is used daily by our frontline team leaders to coach their teammates and for our entire executive team to manage weekly one-to-ones and quarterly performance appraisals. Our learning-management-system, ACE, is used to enable self-paced client specific training and certification. Our Global Knowledge Support Center, Glowstick, is an employee engagement platform used to provide self service and support ticketing for all areas of our business.

Global Delivery Model

Utilizing primarily offshore and near-shore markets is a central tenet of our service delivery strategy; 85% of our employees were located in these markets as of March 31, 2021. Since 96% of our revenue in 2020 was delivered from non-voice, digital channels or omni-channel services, we are particularly well positioned to leverage an off-shore / near-shore model.

Furthermore, we have a “provincial strategy,” meaning the vast majority of our offshore sites are not located in the major “Tier 1” cities or business districts such as Makati, Philippines or Mumbai, India. We locate offices near where employees live, significantly reducing commute times in most sites, and we believe this strategy offers numerous additional advantages, including:

•	Less competition for talent;

•	Lower salary and rent costs and lower cost of living;

•	Higher employee retention; and

•	Favorable incentives with local municipalities.

This all contributes to a superior employee experience and lower costs. We expect that improvements in the availability of high-speed internet and in general infrastructure and the acceptance of work from home models make this approach even more attractive over time.

As of March 31, 2021, we provided our services through a network of eighteen locations in eight countries and employed approximately 27,500 people worldwide. The Philippines is our largest off-shore market with approximately 19,190 employees, or 70% of total employees.

*	Headcount numbers are approximate

In addition to our on-site operations, we utilize an internally developed cloud-based platform, Cirrus, which enables our employees to deliver services remotely on behalf of our clients. Given the recent shift to work-from-home at TaskUs during COVID-19, we expect our Cirrus Work@Home platform to be a meaningful part of our future delivery model.

Culture

The number one reason job candidates choose one job over another is company culture—Korn Ferry.

We continually work on our company culture like it is a product we sell in the market, listening to our employees, similar to how we listen to our clients. We leverage this feedback to drive continuous improvement, conduct quality control to ensure global consistency, and award bonuses to our executives based on achieving their culture-related goals. Our primary culture-related goal metric is eNPS, the single most important barometer we use to measure employee engagement. Our executive team reviews the survey score and thousands of verbatim comments. We take the feedback and create specific and measurable goals we believe will impact parts of our culture.

Our ability to maintain high eNPS scores enables us to drive real business impact. We believe it drives improved attendance as our teammates show up on time and excited to work. We believe happy employees deliver better results and higher retention. The voluntary attrition rate for employees who were employed by TaskUs for more than 180 days was 14.9% for the year ended December 31, 2020. In 2020, 38% of our new hires came through referrals, which we believe yields higher quality candidates at a lower cost to recruit than candidates hired through traditional channels.

The culmination of our employee efforts drove our eNPS score of 72 in 2020 and 79% of respondents were promoters. Based on a 2019 survey by QuestionPro Workforce, our eNPS is over four times higher than the average organization.

Not only does our focus on culture drive internal metrics, but it boosts our public profile and our ability to attract talent. According to a 2019 Glassdoor analysis, having a 1-star higher overall higher rating on Glassdoor attracts talent to a company at about six times the rate of paying a $10,000 per year higher salary. The differentiated culture we have created is validated by the following metrics, each as of March 2021:

These public reviews of our company are backed up by numerous awards related to our culture, such as being number 40 on Glassdoor’s 2019 Best Places to Work list among large U.S. employers and winning Investors in People’s 2018 Platinum Employer of the Year and 2019 Social Responsibility Award.

There is no one thing that drives eNPS and culture, but we believe the top three factors are leadership, work environment and benefits. Some examples of programs in these areas include:

•	The Human Project offers employees incremental financial benefits to serve their local communities and find their passions;

•	Food Forward offers our employees working in sites in the Philippines a free, healthy meal daily to improve health and wellness in return for a suggested nominal donation to a local charity;

•	TaskUs Resiliency Studio offers employees one-to-one and group counseling sessions supported by our clinician-led and evidence-based well-being framework;

•	Industry-leading benefits tailored to market expectations, such as our Philippine policy of HMO coverage for LGBTQIA+ dependents and 120 days maternity leave; and

•	Imaginative, inspiring, and “Instagram-able” office spaces.

Our philosophy is simple: treat people well and they will deliver a better end customer experience which leads to happy clients and a thriving business.

Our Clients

As of December 31, 2020, we served over 100 clients, the majority of which are disruptive technology companies in attractive, high growth industry verticals, including social media, e-commerce, gaming, streaming media, food delivery and ride sharing, HiTech, FinTech and HealthTech. For example, our clients include three of the top four social media sites, the top audio and top video streaming service provider, three of the top four food delivery apps and over a dozen disruptive FinTech companies. We work with a broad range of clients in different stages of their lifecycle, ranging from start-up companies to well-capitalized and established public companies with scaled operations. Our top ten and twenty clients accounted for 68% and 81% of our revenue for the fiscal year ended December 31, 2020, respectively. Our largest client, Facebook, generated 32% and 35% of our revenue for the fiscal years ended December 31, 2020 and 2019, respectively. Our second largest client, DoorDash, generated 12% and 11% of our revenue for the fiscal years ended December 31, 2020 and 2019. We have multiple agreements across several lines of business with our largest and second largest clients, which generally include a description of the services provided by TaskUs, invoicing and payment terms, the number of TaskUs employees to be assigned to a given campaign in each location in which the work is performed, client obligations for providing headcount forecasting and notice in the event of an increase or decrease in volume, and renewal and termination provisions, including termination for convenience subject to advance notice requirements of varying length. Under these agreements, our service fees are generally subject to minimums and maximums, depending on whether the actual volume of services provided falls below or exceeds periodic volume forecasts provided by these clients.

The case studies below illustrates the results our clients have achieved by using our services and solutions.

Zoom—Scaling Unexpectedly

In December of 2019, Zoom had roughly 10 million daily meeting participants, and a few months later they had an estimated 300 million. While the global COVID-19 pandemic changed and accelerated Zoom’s business plans, it also introduced a host of new customer support challenges. Support queries increased more than 30 fold and were coming in globally. To deliver the resources required to handle this surge, Zoom called TaskUs. TaskUs had 89 people in training within 10 days from Zoom’s initial call—all working remotely from home—and ultimately mobilized a team of over 700 customer experience professionals to tackle ongoing billing and technical support.

“TaskUs flexibility and ability to scale rapidly was critical to keep up with our demand this year”—Nick Chong, Head of Global Support and Services

Uber—Supporting Hyper Growth

In 2013, Uber was growing exponentially and could not onboard driver partners fast enough. One significant bottleneck was the review of driver’s licenses and registration documents. Uber selected TaskUs to design and execute a streamlined driver onboarding process, leveraging our team in the Philippines to rapidly review and onboard new drivers. In 2014, Uber needed to scale their global support operations. They again turned to TaskUs as their first vendor partner for rider and driver support. Over the course of the next year, we grew to over 2,000 teammates supporting Uber globally.

“TaskUs was Uber’s first outsourced partner and in many ways grew up with Uber. Today, with a large network of global vendor partners, we rely on TaskUs to support some of our most critical markets.”—Lisa Stoner, Global Head of Support Operations

Coinbase—Crypto Craze

When Coinbase called TaskUs in its early days we advised that at their early stage of growth, outsourcing didn’t yet make sense. However, during the bull run of 2017, bitcoin became a mainstream obsession, and support volumes spiked through the roof. We partnered with them to build a team in the U.S. and quickly started working through the backlog of support requests. Given they had never outsourced at any scale, our initial launch required us to create nearly everything from scratch; operating procedures, workforce scheduling to meet the crazy demand, and updated knowledge articles as policies were changing rapidly in almost every area. As demand fluctuated, so did Coinbase’s needs. We built out two additional sites and started taking on more complex workflows supporting their fraud and compliance needs and keeping customers safe.

“TaskUs is a real partner. They’ve been able to interpret data from customer interactions and deliver back valuable insights that help improve our operations and core product.”—Casper Sorensen, VP, Customer Experience

Oscar—Insuring CX

When Oscar, a leading direct-to-consumer health insurance company, was expanding from operating in two states to many, they were looking for ways to scale operations outside of their Soho, NY office. They needed a partner with HIPAA compliance who also understood the dynamic nature of their business. TaskUs built a team of just 10 people to start, handling a number of workflows related to Provider data. Over time, TaskUs scaled to support direct Provider services in Claims and Benefits, along with multiple provider data quality workflows. The TaskUs team has grown each year and is well into the triple digits, operating from two different countries.

“When we were small, TaskUs still gave us the attention of a big customer. Our companies have grown together, and they’ve supported all of our needs throughout the journey.”—Katherine Lynch, Chief of Staff to the COO

Our Competition

We compete in a large and fragmented market. We believe the principal competitive factors in our business include:

•	vendor company culture;

•	ability to act as partners and support innovation;

•	quality of personnel and service;

•	breadth of offering;

•	scalability and global coverage;

•	ability to apply technology to improve efficiency and quality; and

•	pricing.

We primarily compete with:

•	next generation digital outsourcers such as 24/7 Intouch, Appen and TDCX;

•	technology service firms with outsourcing offerings such as Accenture, Genpact, Tata Consultancy Services (TCS) and Cognizant; and

•	traditional call center providers such as Teleperformance, Telus International, TTEC, VXI and Sutherland.

TaskUs is exclusively focused on the Digital Economy. We identify emerging industry verticals, and attractive sub-segments, and have a demonstrated track record of rapidly scaling in the industries we target. Unlike traditional outsourced providers, whose voice-based solutions largely cater to telecommunications, cable and financial services companies, we provide a global, omni-channel delivery model focused on supporting digital solutions.

We believe technology disruptors ranging from startups to market leaders choose TaskUs because of our:

•	deep expertise in working with companies in the Digital Economy;

•	corporate culture that resembles their own;

•	leading employee wellness programs;

•	high quality teammates and strong employee engagement;

•	differentiated tech-enabled offerings combined with value added consulting services; and

•	proven ability to rapidly scale.

Intellectual Property

The success of our business depends, in part, on our proprietary technology and intellectual property, including our proprietary processes and know-how. We have invested, and will continue to invest, in research and development to enhance our knowledge and capabilities, and to create specialized solutions for our clients. We rely on a combination of laws, security and confidentiality procedures, and contractual provisions to protect our intellectual property and proprietary information.

We require our employees to enter into written agreements upon the commencement of their relationships with us, which assign to us all deliverables and work product made, developed or conceived by them in connection with their employment or provision of services, including the intellectual property rights therein. These agreements also provide that any confidential or proprietary information disclosed or otherwise made available by us remains confidential.

We also enter into confidentiality and non-disclosure agreements with our clients. These customary agreements cover our use of our clients’ software systems and platforms as our clients often own the intellectual property in the products we develop for them. Furthermore, we sometimes grant a perpetual, worldwide, royalty-free, nonexclusive, transferable and non-revocable license to our clients to use our pre-existing intellectual property, but only to the extent necessary in order to use the software or systems we develop for them.

We have registered or are registering various trademarks and service marks in the United States and other countries, including for TaskUs. In some countries we also have common law rights to certain trademarks and service marks, including Ridiculously Good Outsourcing. Our ability to obtain trademark registrations varies from country to country, as does the duration of trademark and service mark registrations, which may generally be renewed indefinitely as long as the marks are in use and their registrations are properly maintained.

We also have and maintain certain trade secrets arising out of the authorship or creation of proprietary applications, systems and business practices. Confidentiality is maintained primarily through contractual clauses, and in the case of computer programs and information maintained in our electronic systems and networks, system access controls, tracking and authorization processes.

Our Technology

We maintain an innovative, flexible, scalable, resilient, and reliable technology infrastructure that helps us deliver our services and solutions to our clients. We utilize what we believe are industry-leading hardware and software components to provide for and enable the rapid growth of our business. We employ virtual desktop infrastructure in some of our solutions, facilitating secure remote access from anywhere and promoting efficiency. We constantly evaluate new technology to further reduce our costs, maintain our system integrity and security, and improve our services and efficiency. We are continuously investing in applications, tools and infrastructure to manage all aspects of our business, while maintaining control, adaptability, and visibility, both internally and to our clients.

Maintaining the integrity and security of our technology infrastructure is critical to our business, and as such we leverage what we believe are industry-leading and sophisticated security and monitoring tools to promote security and continued performance across our network. We maintain processes and tools to protect our and our clients’ and their customers’ confidential and other sensitive information, and allocate necessary resources to promote information security and data privacy, both on our and our clients’ platforms. We have made significant investments in the appropriate people, training, processes and technology to establish and manage compliance with confidentiality policies, obligations contained in our client contracts and laws and regulations governing our activities, such as the European Union data protection legal framework referred to as the GDPR, CCPA, and others.

The cloud-based technology supporting our services and solutions is flexible and scalable, and designed according to our clients’ needs. We also integrate with our clients’ existing platforms where required in order to deliver our services and solutions anywhere our clients need them. Our Project Management Organization mobilizes quickly to minimize our clients’ time-to-market. Our technology supporting millions of interactions in the past year consisted of eighteen delivery sites and approximately 27,500 employees distributed globally, as of March 31, 2021.

Our strong operational standards and metrics emphasize operational excellence and data analytics to improve our performance and provide better results for our clients. For example, we build custom dashboards for our clients to provide real-time data insights, removing the need to wait for monthly reports. Our custom dashboards are one way we use technology to differentiate ourselves from competitors and to drive efficiency and build trust with our clients.

Our physical network is maintained by a high-quality infrastructure and networking organization, which consisted of 195 people around the world who are dedicated to seamless, uninterrupted service delivery to our clients as of March 31, 2021. In addition, we had over 50 dedicated security and compliance professionals responsible for cyber security, fraud, and compliance as of March 31, 2021.

Regulation

We are subject to a number of U.S. federal and state and foreign laws and regulations that involve matters central to our business. These laws and regulations may involve privacy, data protection, intellectual property, competition, consumer protection, export taxation and other subjects. Many of the laws and regulations to which we are subject are still evolving and being tested in courts and could be interpreted in ways that could harm our business. In addition, the terms of our service contracts typically require that we comply with applicable laws and regulations. In some of our service contracts, we are contractually required to comply even if such laws and regulations apply to our clients, but not to us, and sometimes our clients require us to take specific steps intended to make it easier for our clients to comply with requirements that are applicable to them. If we fail to comply with any applicable laws and regulations, we may be restricted in our ability to provide services, and may also be the subject of civil or criminal actions involving penalties, any of which could have a material adverse effect on our operations. See “Risk Factors—Risks Related to Our Business and Industry—Our business is subject to a variety of U.S. and international laws and regulations, including those regarding privacy and data security, and we or our clients may be subject to regulations related to the handling and transfer of certain types of sensitive and confidential information. Any failure to comply with applicable privacy and data security laws and regulations could harm our business, results of operations and financial condition.”

Tax

Several of our sites located within special economic zones in the Philippines benefit from favorable tax treatment provided by registrations with PEZA. These benefits vary from site to site and may include income tax holidays, reduced income taxes, and reduced VAT. Under the PEZA registrations, favorable tax treatment for certain of our PEZA-registered sites expired at the end of 2020, but may be renewed for subsequent periods provided we meet the criteria for NFEE and CELR. We believe the ability to meet these requirements is within our control.

The income tax holiday for three of our sites expired in July 2019 and can be extended through July 2021, two of our sites expired in December 2019 and can be extended through December 2021, and two of our sites expired in November 2020 and can be extended through November 2022. We believe that we continue to meet the necessary criteria for favorable tax treatment and will file the extension applications before each respective due date.

Data Privacy and Security

We are subject to state and federal laws and regulations that require us to maintain the privacy and security of Personally Identifiable Information that we collect from consumers. Our legal team and information security team monitor our compliance with federal and state laws related to privacy and data security. These teams also manage, implement, and oversee internal privacy policies and security measures, including, the regular monitoring and testing of systems and equipment. We are also subject to the GDPR, HIPAA and the CCPA. We have processes in place to deal with requests from individuals under both the GDPR and CCPA, and we believe that we comply with these laws. The TaskUs legal team and information security team are responsible for overseeing our data protection strategy and implementation to ensure compliance with the GDPR, the CCPA and other privacy laws.

We use leading products for network and security monitoring, including McAfee and Palo Alto Networks, as well as two-factor authentication, mobile device management (“MDM”) administration, and a virtual desktop infrastructure (“VDI)” for remote access. We focus on establishing stringent security standards and internal controls. A number of our sites are compliant with multiple standards and frameworks for service availability and information security management including ISO 27001:2013, PCI-DSS and SOC 2 Type II. These certifications, along with others we hold, provide our clients with independent third-party verification of our information security, quality management and general controls practices. Our robust physical and logical controls meet the compliance and security requirements across our client base.

HIPAA and PCI-DSS

Certain of our clients require solutions that ensure security given the nature of the content being distributed and associated applicable regulatory requirements. In particular, our employees may access protected health information in compliance with the requirements of the Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act, and related regulations (collectively, “HIPAA”). HIPAA imposes privacy, security and breach notification obligations on certain health care providers, health plans, and health care clearinghouses, known as covered entities, as well as their business associates that perform certain services that involve creating, receiving, maintaining or transmitting protected health information for or on behalf of such covered entities. Entities that are found to be in violation of HIPAA may be subject to significant civil, criminal and administrative fines and penalties and/or additional reporting and oversight obligations if required to enter into a resolution agreement and corrective action plan with HHS to settle allegations of HIPAA non-compliance. Further, entities that knowingly obtain, use, or disclose protected health information maintained by a HIPAA covered entity in a manner that is not authorized or permitted by HIPAA may be subject to criminal penalties. As a “business associate,” we are directly liable for compliance with HIPAA’s privacy and security requirements. We also have obligations under the business associate agreements that we are required to enter into with certain clients that are covered by HIPAA and certain subcontractors that we engage in connection with our business operations.

In addition, we are subject to the Payment Card Industry Data Security Standards (“PCI-DSS”) a self-regulatory standard that requires companies that process payment card data to implement certain data security measures. Failure to comply with the PCI-DSS may result in significant fines or liability, the loss of access to major payment card systems, or a violation of certain contractual obligations to our clients. Industry groups may in the future adopt additional self-regulatory standards by which we are legally or contractually bound.

Content Moderation

Certain laws may apply to content moderation, such as laws regulating hate speech on the internet. In the United States, the Communications Decency Act (“CDA”) Section 230 shields “interactive computer services” (e.g., websites, social media platforms) from liability for the speech of their users (with certain exceptions). CDA Section 230, and other laws related to hate speech on the internet, are currently the topic of significant debate. We expect that these laws will continue to evolve and change over time.

Anti-Corruption

The Foreign Corrupt Practices Act (“FCPA”) prohibits U.S. businesses and their representatives from offering to pay, paying, promising to pay or authorizing the payment of money or anything of value to a foreign official in order to influence any act or decision of the foreign official in his or her official capacity or to secure any other improper advantage in order to obtain or retain business. The FCPA also obligates companies whose securities are listed in the United States to comply with accounting provisions requiring us to maintain books and records, which in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the corporation, including international subsidiaries, if any, and to devise and maintain a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements.

Globally, other countries in which we operate have enacted anti-bribery laws and/or regulations similar to the FCPA, such as the Anti-Graft and Corrupt Practices Act in the Philippines and the U.K. Bribery Act 2010, all of which prohibit companies and their intermediaries from bribing government officials for the purpose of obtaining or keeping business or otherwise obtaining favorable treatment. We operate in many parts of the world that have experienced government corruption to some degree, and, in certain circumstances, strict compliance with anti-bribery laws may conflict with local customs and practices, although adherence to local customs and practices is generally not a defense under U.S. and other anti-bribery laws. We maintain a Global Code of Conduct and various other policies against bribery and corruption, and train and monitor our employees to act in accordance with these policies.

Human Capital Resources

Our employees are the core of our business. Our success depends on our ability to attract, hire, train and retain sufficient numbers of employees in a timely fashion at our sites to support our operations. Our employee-centric culture, our focus on employee wellness and satisfaction and our employee-centric site selection enable us to meet that challenge and motivate our employees to stay for the long term. Our happy, motivated and hardworking employees in turn produce high-quality work for our clients.

As of March 31, 2021, we had approximately 27,500 employees worldwide. The following table sets forth the approximate number of employees by country:

Country	Number of Employees	Percent of Total
United States	4,020	15%
Philippines	19,190	70%
India	3,160	11%
Mexico	620	2%
Taiwan	280	1%
Greece	70	0.3%
Ireland	120	0.5%
Colombia(1)	40	0.2%

Total	27,500	100%

(1)	Remote worksite opened December 2020, with employee onboarding beginning late December.

None of our employees belong to a labor union and we have never suffered a material interruption of business as a result of a labor dispute. We consider our relations with our employees worldwide to be good.

Delivery Sites

As of March 31, 2021, we operated eighteen delivery sites. In addition, we have entered into a lease for a nineteenth delivery site we plan to open in India. Leases for our delivery sites usually have a range of expiration dates from two to five years, and typically include a renewal option for an additional term. Our designated corporate headquarters is located in New Braunfels, Texas and is leased. We operate from time to time in temporary sites to accommodate growth before new sites are available. We lease all of our sites and do not own any real property. We intend to procure additional space in the future as we continue to add employees and expand geographically.

Corporate and Social Responsibility

At TaskUs we believe in doing well by doing good. We are committed to integrating positive social, environmental and ethical practices into our business, and giving back to the local communities that have afforded us incredible opportunity. We give back as a company, but also encourage our local sites to give back and volunteer. We even provide our clients and potential clients, opportunities to get involved in our social responsibility initiatives, as we believe this develops deeper ties when they know we are a company that prioritizes giving back.

We think of Corporate and Social Responsibility as an extension of our culture, and through our focused efforts in the areas of education, environment, and diversity and inclusion we create positive change while strengthening our business.

Our efforts have been recognized, including winning the Social Responsibility Award by Investors in People for 2019.

Community

The following are some of our initiatives we offer to build community:

•

Food Forward: TaskUs’ program to encourage employees to eat healthy (care for self), help the less fortunate (care for others), and live the company’s core values (care for the company). We do this by providing a daily, fresh healthy meal in many of our sites in the Philippines. The meals are free of charge to employees, but we do have a suggested donation, where 100% of donations are pooled by each site who decides what local organization to support.

•	TaskUs for Texans: We joined the Central Texas Food Bank to pack 1,000 food boxes for families affected by the COVID-19 pandemic.

•

Project Stark: A COVID-19 response launched to aid employees and communities affected by the pandemic. Funds were pooled to distribute to employees as a one-time financial aid, and Food Forward Funds were redirected to support frontline health workers, public hospitals, and partner-communities.

•	Community Partnerships with military programs and universities for career development.

•	Exploring Environmental Sustainability through efforts like paperless offices, Solar Home Kits given to over 200 indigent families in Rizal, Philippines, beach clean ups and coral planting.

•	TaskUs Next-Gen Scholarship has provided 600+ TaskUs employees’ children access to private education in 2020, our biggest cohort in the history of the program.

Diversity

Our diversity strategy is rooted in education and action. We source Teammates from marginalized and disadvantaged groups, educate our workforce via diversity and inclusion (“D&I”) resources and employee-led groups, encourage conversation and action around racial and social justice issues, and make contributions to our local communities.

We owe it to everyone to achieve collaborative solidarity – that is, create safe spaces where more advanced opportunities are made available to people from marginalized communities, allowing them to thrive.

TaskUs encourages individuals of all walks of life regardless of race, gender, sexual orientation, religion, ethnicity, or social standing to join our team and add to the richness of our diverse culture. As of March 31, 2021, women made up 52% of our workforce and 44% of our management team. Specifically, our D&I initiatives include:

•	Sourcing and social partnerships with public schools and universities, military veteran communities, and various non-government organizations across geographies.

•	Employee D&I Resources which empower employees to take on racial & social justice issues and offer mandatory unconscious bias training for leaders, recruiters, and hiring managers.

•

Global Employee Resource Groups (ERGs) are employee-led to educate, drive change & foster collaboration in the workplace while making contributions to local communities through our George Floyd Memorial Fund.

•	TaskUs Supplier Diversity Program partners with minority-owned, women-owned, veteran-owned, service disability-owned, and LGBTQIA+-owned businesses.

Legal Proceedings

From time to time, we may become subject to legal proceedings, claims, and litigation arising in the ordinary course of business. We are not currently a party to any material legal proceedings, nor are we aware of any pending or threatened litigation that would have a material adverse effect on our business, financial condition, operating results, or cash flows should such litigation be resolved unfavorably.

MANAGEMENT

Directors and Executive Officers

The following table sets forth the names, ages and positions of our directors and executive officers as of the date of this prospectus.

Name	Age	Position
Directors
Bryce Maddock	34	Director and Chief Executive Officer
Jaspar Weir	35	Director and President
Amit Dixit	48	Director
Susir Kumar	55	Director
Mukesh Mehta	40	Director
Jacqueline Reses	51	Director

Executive Officers(1)
Jarrod Johnson	43	Chief Customer Officer
Balaji Sekar	45	Chief Financial Officer

Note:
(1)	Other than directors who are also executive officers.

Bryce Maddock. Mr. Maddock co-founded TaskUs with Jaspar Weir in 2008. He has served as our Chief Executive Officer since 2008 and as a member of our board of directors since October 2018. In his role as Chief Executive Officer, Mr. Maddock leads our global operations. Mr. Maddock received a Bachelor of Arts degree in International Business from New York University.

Jaspar Weir. Mr. Weir co-founded TaskUs with Bryce Maddock in 2008. He has served as our President since 2008 and as a member of our board of directors since October 2018. In his role as President, Mr. Weir is focused on leading our transformational growth and corporate development. Mr. Weir received a Bachelor of Science degree in Communications from the University of Southern California.

Jarrod Johnson. Mr. Johnson has served as our Chief Customer Officer since January 2018 and Senior Vice President of Business Development from October 2016 through December 2017. Prior to joining us, Mr. Johnson held the position of Senior Vice President, Business Development at FacilitySource, a facility management company, from 2014 to August 2016, Senior Vice President and Group President at Xerox Business Services (formerly Affiliated Computer Services), an enterprises services company, from 2008 to 2014, and multiple positions over 10 years at IBM Corporation from 1999 to 2008. Mr. Johnson received a Master’s of Business Administration, Fuqua School of Business, at Duke University and a Bachelor of Arts from Gustavus Adolphus College.

Balaji Sekar. Mr. Sekar has served as our Chief Financial Officer since August 2016. Prior to joining us, Mr. Sekar held the position of Chief Financial Officer of PatientSafe Solutions from August 2015 to July 2016, Chief Financial Officer of Sutherland Healthcare Solutions from July 2013 to July 2015, as well as other senior-level positions at Sutherland Global Services. Mr. Sekar received a Master’s of Business Administration from the University of Chicago, Booth School of Business, is a Chartered Accountant from India, and received a Bachelor of Commerce from the University of Madras in India.

Amit Dixit. Mr. Dixit has served as a member of our board of directors since October 2018. Mr. Dixit is a Senior Managing Director and the Head of Asia Private Equity of Blackstone. Since joining Blackstone in 2007, Mr. Dixit has been involved in various investments and investment opportunities in India and South Asia. Prior to that, he held the position of Principal at Warburg Pincus, a private equity firm. Mr. Dixit holds a Bachelor’s degree in Technology from the Indian Institute of Technology, Mumbai in India, a Master’s degree in

Engineering from Stanford University and a Master’s degree in Business Administration from Harvard Business School.

Susir Kumar. Mr. Kumar has served as a member of our board of directors since July 2019. Mr. Kumar founded Ingroup Consulting Services LLP, a transformation consulting firm, in May 2019 and serves as its Managing Partner. Prior to that, Mr. Kumar served as Chief Executive Officer of Intelenet Global Services, a Business Process Management company, from 2000 to August 2015 and as its Chairman from September 2015 through September 2018. Prior to his service in Intelenet Global Services, Mr. Kumar held a senior leadership position in HDFC. He is currently a board member of KOOH Sports and Hygienic Research Institute Pvt Ltd. Mr. Kumar holds a Bachelor’s degree in Business Management from Mangalore University and a Master’s degree in Philosophy from Mumbai University and is a member of the Institute of Company Secretaries of India.

Mukesh Mehta. Mr. Mehta has served as a non-executive Director since October 2018. Mr. Mehta serves as a Senior Managing Director in the Private Equity Group of Blackstone. Prior to joining Blackstone in August 2016, Mr. Mehta was a Vice President in the Private Equity division of The Carlyle Group, a private equity firm, from May 2006 to July 2016. Prior to Carlyle Mr. Mehta worked in the Investment Banking Division at Citigroup from January 2004 to May 2006 and in the Assurance & Business Advisory Group at PricewaterhouseCoopers LLP. Mr. Mehta is a Chartered Accountant in India and holds a Master’s Degree in Commerce from Mumbai University. Mr. Mehta received a Bachelor’s Degree from the University of Mumbai.

Jacqueline D. Reses. Ms. Reses has served as a member of our board of directors since July 2019. Ms. Reses previously served as Executive Chairman of Square Financial Services LLC and Capital Lead at Square, Inc., a publicly traded financial services company which provides payments, point of sale, and cashflow management services to small businesses and consumers, from October 2015 until October 2020. From February 2016 to July 2018, Ms. Reses also served as People Lead for Square, Inc. From September 2012 to October 2015, Ms. Reses served as Chief Development Officer of Yahoo! Inc. In this role, she focused on leading partnerships, acquisitions and investments, significant corporate tax transactions, as well as human resources. Prior to Yahoo, Ms. Reses led the U.S. media group as a Partner at Apax Partners Worldwide LLP, a global private equity firm, which she joined in 2001. Ms. Reses currently serves on the boards of directors of Social Capital Hedosophia Holdings Corp. III, Pershing Square Tontine Holdings, Ltd., Affirm Holdings, Inc., ContextLogic Inc., National Public Radio and the Economic Advisory Council of the Federal Reserve Bank of San Francisco. Ms. Reses previously served on the board of directors of Alibaba Group Holding Limited and Social Capital Hedosophia Holding Corp. Ms. Reses holds a B.S. in Economics with honors from the Wharton School of the University of Pennsylvania.

There are no family relationships among any of our executive officers and directors.

Composition of the Board of Directors After this Offering

Our business and affairs are managed under the direction of our board of directors. In connection with this offering, we will amend and restate our certificate of incorporation to provide for a classified board of directors, with two directors in Class I (expected to be Mr. Maddock and Mr. Mehta) whose term will expire at our 2022 annual meeting of stockholders, two directors in Class II (expected to be Mr. Dixit and Mr. Weir) whose term will expire at our 2023 annual meeting of stockholders and two directors in Class III (expected to be Mr. Kumar and Ms. Reses) whose term will expire at our 2023 annual meeting of stockholders. See “Description of Capital Stock—Anti-Takeover Effects of Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws and Certain Provisions of Delaware Law—Classified Board of Directors.” In addition, we intend to enter into a stockholders agreement with certain affiliates of our Sponsor and our Co-Founders in connection with this offering. This agreement will grant our Sponsor and our Co-Founders the right to designate nominees to our board of directors subject to the maintenance of certain ownership requirements in us. See “Certain Relationships and Related Person Transactions—Stockholders Agreement.”

Director Independence

Our board of directors has affirmatively determined that each of Mr. Dixit, Mr. Kumar, Mr. Mehta and Ms. Reses qualify as independent directors under the Nasdaq listing standards.

Background and Experience of Directors

When considering whether directors and nominees have the experience, qualifications, attributes or skills, taken as a whole, to enable our board of directors to satisfy its oversight responsibilities effectively in light of our business and structure, the board of directors focuses primarily on each person’s background and experience as reflected in the information discussed in each of the directors’ individual biographies set forth above. We believe that our directors provide an appropriate mix of experience and skills relevant to the size and nature of our business. In particular, the members of our board of directors considered the following important characteristics, among others:

•	Mr. Maddock—our board of directors considered Mr. Maddock’s leadership skills, perspective and the experience he brings as our co-founder and Chief Executive Officer.

•	Mr. Weir—our board of directors considered Mr. Weir’s leadership and core business skills, including strategic planning, and the experience he brings as our co-founder and President.

•

Mr. Dixit—our board of directors considered Mr. Dixit’s significant core business and leadership skills, including financial and strategic planning, and many years of management experience at portfolio companies through his involvement with Blackstone.

•

Mr. Kumar—our board of directors considered Mr. Kumar’s extensive knowledge and experience in our industry and roles in various leadership positions, including his experience as Chief Executive Officer of Intelenet Global Services and in senior leadership positions at HDFC.

•

Mr. Mehta—our board of directors considered Mr. Mehta’s extensive financial, accounting and strategic planning experience, and management and investment experiences through his involvement with Blackstone and Carlyle.

•

Ms. Reses—our board of directors considered Ms. Reses’ deep connections in the technology sector, financial experience and extensive management experiences in senior leadership positions with technology companies, including her experiences at Square, Yahoo! Inc. and as a director of Alibaba Group Holdings.

Controlled Company Exception

After the completion of this offering, our Sponsor and our Co-Founders will be party to a stockholders agreement, described in “Certain Relationships and Related Person Transactions—Stockholders Agreement” and will continue to beneficially own more than a majority of the combined voting power of our Class A common stock and Class B common stock eligible to vote in the election of our directors. As a result, we will be a “controlled company” within the meaning of the Nasdaq corporate governance standards. Under these corporate governance standards, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance standards, including the requirements (1) that a majority of our board of directors consist of independent directors, (2) that our board of directors have a compensation committee that is comprised entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities and (3) that our director nominations be made, or recommended to the full board of directors, by our independent directors or by a nominations committee that is composed entirely of independent directors and that we adopt a written charter or board resolution addressing the nominations process. For at least some period following this offering, we intend to utilize certain of these exemptions. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of these corporate governance requirements. In the event that we cease to be a “controlled company” and our shares continue to be listed on Nasdaq, we will be required to comply with these provisions within the applicable transition periods.

Board Committees

We anticipate that, prior to the completion of this offering, our board of directors will establish the following committees: an audit committee; a compensation committee; and a nominating and ESG committee. The composition and responsibilities of each committee are described below. Our board of directors may also establish from time to time any other committees that it deems necessary or desirable. Members serve on these committees until their resignation or until otherwise determined by our board.

Audit Committee

Upon completion of this offering, we expect our audit committee will consist of Mr. Kumar, Mr. Mehta and Ms. Reses, with Ms. Reses serving as chairperson. Our audit committee will be responsible for, among other things:

•	selecting and hiring our independent auditors, and approving the audit and non-audit services to be performed by our independent auditors;

•	assisting the board of directors in evaluating the qualifications, performance and independence of our independent auditors;

•	assisting the board of directors in monitoring the quality and integrity of our financial statements and our accounting and financial reporting;

•	assisting the board of directors in monitoring our compliance with legal and regulatory requirements;

•	reviewing the adequacy and effectiveness of our internal control over financial reporting processes;

•	assisting the board of directors in monitoring the performance of our internal audit function;

•	monitoring the performance of our internal audit function;

•	reviewing with management and our independent auditors our annual and quarterly financial statements;

•

establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters; and

•	preparing the audit committee report that the rules and regulations of the SEC require to be included in our annual proxy statement.

The SEC rules and Nasdaq rules require us to have one independent audit committee member upon the listing of our Class A common stock on Nasdaq, a majority of independent directors within 90 days of the effective date of the registration statement and all independent audit committee members within one year of the effective date of the registration statement. Ms. Reses has been affirmatively determined by our board of directors to qualify as an independent director under the Nasdaq listing standards and the independence standards of Rule 10A-3 of the Exchange Act.

Compensation Committee

Upon completion of this offering, we expect our compensation committee will consist of Mr. Dixit, Mr. Mehta and Ms. Reses, with Mr. Dixit serving as chairperson. The compensation committee will be responsible for, among other things:

•

reviewing and approving corporate goals and objectives relevant to the compensation of our CEO, evaluating our CEO’s performance in light of those goals and objectives, and, either as a committee or together with the other independent directors (as directed by the board of directors), determining and approving, or making recommendations to the board of directors with respect to, our CEO’s compensation level based on such evaluation;

•

reviewing and approving, or making recommendations to the board of directors with respect to, the compensation of our other executive officers, including annual base salary, bonus and equity-based incentives and other benefits;

•	reviewing and recommending the compensation of our directors;

•	reviewing and discussing annually with management our “Compensation Discussion and Analysis” disclosure required by SEC rules;

•	preparing the compensation committee report required by the SEC to be included in our annual proxy statement; and

•	reviewing and making recommendations with respect to our equity compensation plans.

Nominating and ESG Committee

Upon completion of this offering, we expect our nominating and ESG committee will consist of Mr. Dixit, Mr. Kumar and Mr. Weir, with Mr. Dixit serving as chairperson. The nominating and ESG committee is responsible for, among other things:

•	assisting our board of directors in identifying prospective director nominees and recommending nominees to the board of directors;

•	overseeing the evaluation of the board of directors and management;

•	reviewing developments in corporate governance practices and developing and recommending a set of corporate governance guidelines;

•	recommending members for each committee of our board of directors; and

•	otherwise taking a leadership role in shaping our corporate governance and overseeing our strategy as it relates to environmental and social matters.

Compensation Committee Interlocks and Insider Participation

Decisions regarding the compensation of our executive officers have historically been made by our full board of directors. Our Co-Founders, as members of our board of directors, generally participate in discussions and deliberations of the board of directors regarding executive compensation, including during the last completed fiscal year, but do not participate in discussions and deliberations regarding their own compensation. Other than our Co-Founders, no member of our board of directors was at any time during the last completed fiscal year, or at any other time, one of our officers or employees. None of our executive officers currently serves or has served during the last completed fiscal year as a member of the board of directors or compensation committee (or other committee performing equivalent functions) of any entity that has one or more of its executive officers serving on our board of directors or compensation committee. We are party to certain transactions with affiliates of our Sponsor described in “Certain Relationships and Related Person Transactions.”

Code of Ethics

We will adopt a new Code of Business Conduct and Ethics that applies to all of our officers, directors and employees, including our principal executive officer, principal financial officer, principal accounting officer and controller, or persons performing similar functions, which will be posted on our website. Our Code of Business Conduct and Ethics is a “code of ethics,” as defined in Item 406(b) of Regulation S-K. We will make any legally required disclosures regarding amendments to, or waivers of, provisions of our code of ethics on our website. The information contained on, or accessible from, our website is not part of this prospectus by reference or otherwise.

EXECUTIVE AND DIRECTOR COMPENSATION

Executive Compensation

Summary Compensation Table

The following table provides summary information concerning compensation earned by our principal executive officer and our two other most highly-compensated executive officers as of December 31, 2020 for services rendered for the year ended December 31, 2020. These individuals are referred to as our named executive officers.

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)(2)	Non-Qualified Deferred Compensation Earnings ($)	All Other Compensation ($)(3)	Total ($)
Bryce Maddock	2020	107,500	—	—	—	175,000	—	98,878	381,378
Chief Executive Officer	2019	350,000	—	—	—	134,475	—	23,970	508,445

Balaji Sekar	2020	335,273	—	—	—	175,000	—	11,400	521,673
Chief Financial Officer	2019	310,000	—	—	—	134,000	—	11,200	455,200

Jarrod Johnson	2020	287,377	—	—	—	300,000	—	11,400	598,777
Chief Customer Officer	2019	300,000	—	—	—	280,000	—	11,200	591,200

(1)

The amounts reported represent the named executive officer’s base salary earned during the fiscal year covered. Effective March 16, 2020, due to the impact of the COVID-19 pandemic on our business, Mr. Maddock agreed to a reduction in his annual base salary from $350,000 to $45,000. In addition, Messrs. Sekar and Johnson agreed to a reduction in their annual base salaries from $350,000 to $315,000 and from $300,000 to $270,000, respectively, effective March 30, 2020. Messrs. Sekar’s and Johnson’s base salaries were restored to their previous levels effective August 31, 2020.

(2)	The amounts reported represent payouts earned pursuant to our annual incentive plan. See “Narrative Disclosure to Summary Compensation Table—Annual Non-Equity Incentive Plan Compensation”.
(3)

The amounts reported represent 401(k) matching contributions. With respect to Mr. Maddock, the amounts reported also reflect a car allowance and the incremental cost to the Company of certain personnel that administer personal matters for Mr. Maddock.

Narrative Disclosure to Summary Compensation Table

Employment Agreements

We have entered into an employment agreement with Mr. Maddock. The material provisions of Mr. Maddock’s employment agreement are set forth below. In addition, we have entered into an offer letter with Mr. Johnson that contains a severance provision. We do not have an employment agreement with Mr. Sekar.

Mr. Maddock. TaskUs Holdings, Inc. entered into an Employment Agreement with Mr. Maddock on June 2, 2015 (the “Maddock Employment Agreement”) pursuant to which Mr. Maddock serves as our Chief Executive Officer. In connection with this offering, the Maddock Employment Agreement will be assigned to, and assumed by, the Company with all determinations to be made by the board of directors of TaskUs Holdings, Inc. thereunder to be made by our board of directors. The Maddock Employment Agreement is effective through the date on which Mr. Maddock’s employment terminates, which termination may be made by either us or Mr. Maddock at any time, with or without notice, for any reason whatsoever. Pursuant to the Maddock Employment Agreement, each year, our board of directors will determine in good faith (i) an annual base salary increase and (ii) an annual performance bonus plan, in each case, in line with market compensation packages for executive of companies equivalent to us. Pursuant to the Maddock Employment Agreement, Mr. Maddock’s performance bonus plan will be tied to a balanced scorecard that represents our and our subsidiaries’ overall performance, and in order for him to receive a bonus under such plan, he must be employed through the end of the applicable fiscal year. During his employment, the Maddock Employment Agreement prohibits Mr. Maddock from competing with our business and from soliciting our employees during such period and for two years following the termination of Mr. Maddock’s employment.

Mr. Maddock is also party to a confidential information and invention assignment agreement which contains a perpetual confidentiality covenant and an intellectual property assignment provision in favor of TaskUs Holdings, Inc.

Mr. Johnson. Mr. Johnson’s offer letter, dated October 28, 2016, sets forth his title as Senior Vice President of Sales, his base salary and his entitlement to receive bonus payments based on his and TaskUs Holdings, Inc.’s sales performance pursuant to a separate sales bonus plan. In the event Mr. Johnson’s employment is terminated without cause (other than pursuant to a Liquidity Event, as defined in the Phantom Stock Plan), he is entitled to receive separation pay in an amount equal to the greater of either (i) two months of his annual salary or (ii) one month of his annual salary multiplied by the number of full years of employment with TaskUs Holdings, Inc. Since his initial offer letter, Mr. Johnson has been elevated to the position of Chief Customer Officer.

Additionally, Mr. Johnson’s offer letter required him to enter into an employee invention assignment, confidentiality and non-solicitation agreement, which includes (i) an indefinite confidentiality covenant, (ii) an IP assignment provision in favor of TaskUs Holdings, Inc. and (iii) a covenant not to solicit the clients and employees of TaskUs Holdings, Inc. during the term of employment and for the one-year period following a termination of employment.

Base Salary

We provide each named executive officer with a base salary for the services that the executive officer performs for us. This compensation component constitutes a stable element of compensation while other compensation elements are variable. Base salaries are reviewed annually and may be increased based on the individual performance of the named executive officer, company performance, any change in the executive’s position within our business, the scope of his or her responsibilities and any changes thereto.

In 2020, in light of the impact of the COVID-19 pandemic on our business, our named executive officers agreed to temporary reductions in their base salaries. Mr. Maddock agreed to a reduction in his base salary from $350,000 to $45,000 effective March 16, 2020. Messrs. Sekar and Johnson agreed to reductions in their base salaries from $350,000 to $315,000 and from $300,000 to $270,000, respectively, effective March 30, 2020. Messrs. Sekar’s and Johnson’s base salaries were restored to their previous levels effective August 31, 2020.

Annual Non-Equity Incentive Plan Compensation

In order to motivate our employees, including our named executive officers, to pursue short term financial goals that contribute to our long-term strategy, we provide them the opportunity to participate in an annual cash incentive plan, (“AIP”). Target amounts our named executive officers are eligible to earn under the AIP are expressed as a percentage of base salary. In 2020, Messrs. Maddock and Sekar were eligible to earn a target amount of 50% of their respective base salaries and Mr. Johnson was eligible to earn a target amount of 100% of his base salary, in each case without giving effect to any temporary reduction in connection with the COVID-19 pandemic. Payouts under the 2020 AIP were based on our performance against annual revenue and Adjusted EBITDA targets. Targets were first set in December 2019 and were revised in April 2020 in light of the expected impact of the COVID-19 pandemic.

Except as noted below, 2020 payouts under the AIP could range from 25% of target to 100% of target and were determined based on the grid set forth below.

		Revenue - % of Target

		89.0%	92.5%	95.0%	97.5%	100%

		Payout %

Adjusted EBITDA - % of Target	84.0%	25%	30%	38%	45%	50%
	92.5%	30%	36%	45%	54%	60%
	95.0%	38%	45%	56%	68%	75%
	97.5%	45%	54%	68%	81%	90%
	100.0%	50%	60%	75%	90%	100%

If our Adjusted EBITDA performance for 2020 was below 84.0% of target or our revenue performance for 2020 was below 89.0% of target, Messrs. Maddock, Sekar and Johnson would receive no payout. If our Adjusted EBITDA performance for 2020 was below 92.5% of target, the maximum payout Messrs. Maddock, Sekar and Johnson could receive was $25,000, regardless of our revenue performance. If performance fell between the specified thresholds, the payout would be determined by rounding down to the nearest specified threshold. If Adjusted EBITDA for 2020 and revenue exceeded the targets initially set in December 2019, Messrs. Maddock, Sekar and Johnson could have earned more than 100% of their target bonus amounts. In the event these metrics exceeded the targets initially set in December 2019, payouts could range from 116% of their target bonus amounts to 200% of their target bonus amounts and would be determined based on the grid set forth below.

		Revenue - % of December 2019 Target

		102.5%	105%	110%

		Payout %
Adjusted EBITDA - % of December 2019 Target	102.5%	116%	121%	132%
	105%	147%	154%	168%
	110%	175%	183%	200%

Because our revenue and Adjusted EBITDA performance for 2020 met or exceeded 100% of the targets set in April 2020 but did not exceed the targets initially set in December 2019, each of our named executive officers earned a cash bonus for 2020 pursuant to the AIP equal to 100% of his target bonus amount, as illustrated in the table set forth below.

Name	Base Salary ($)	Target Bonus %	Target Bonus Amount ($)	Achievement Factor	Bonus Paid ($)
Bryce Maddock
	350,000	50%	175,000	100%	175,000
Balaji Sekar	350,000	50%	175,000	100%	175,000
Jarrod Johnson	300,000	100%	300,000	100%	300,000

Equity Awards

Prior to this offering, our board of directors determined to grant to certain of our employees, including our named executive officers (other than Mr. Maddock), long-term incentive awards in the form of phantom shares under the TaskUs, Inc. Amended and Restated Phantom Stock Plan (the “Phantom Stock Plan”) as a replacement for phantom shares issued by TaskUs Holdings, Inc. that were not cashed out in connection with the Blackstone Acquisition. A phantom share offers the right to a cash payment in the event of an initial public offering, including this offering, as calculated pursuant to the Phantom Stock Plan.

As a condition to receiving his phantom shares, each named executive officer who received phantom shares was required to enter into a phantom share agreement with us that governs such named executive officer’s rights with respect to the phantom shares. These award agreements provide that one-fourth of the phantom shares vest on the first anniversary of the vesting commencement date and the remainder vest in 36 equal monthly installments thereafter such that they will be fully vested on the fourth anniversary of the vesting commencement date, subject to continuous service through each vesting date. The vesting commencement date for the phantom shares awarded to each of Messrs. Sekar and Johnson is October 1, 2018.

Vested phantom shares remain outstanding until the earlier of (i) a liquidity event (i.e., a change in control or an initial public offering, including this offering) and (ii) a termination of the named executive officer’s employment for “Cause” (as defined in the Phantom Stock Plan). Unvested phantom shares will be forfeited immediately upon the earliest to occur of (i) a liquidity event (unless otherwise determined by our board of directors in connection with a partial sale) and (ii) the date of termination of employment.

In connection with this offering, each named executive officer who holds phantom shares will be entitled to receive a payment in cash equal to the difference between (i) the initial offering price for a share of our Class A common stock in the initial public offering and (ii) the base value, if any, for each vested phantom share, plus an additional dividend equivalent amount of $20.17 per vested phantom share (without giving effect to the     -for-1 forward split of our common stock) in respect of a distribution made to our stockholders in October 2019 and April 2021. The base value for each phantom share held by the named executive officers is $0. Payment made in settlement of vested phantom shares (including the dividend equivalent amount) is to be paid on the 30th day following the closing of the initial public offering.

As a condition to earning phantom shares and receiving payment in settlement thereof, the named executive officer must execute and allow to become effective a general release of claims in a form satisfactory to us within 30 days after the closing of the initial public offering. In the event the named executive officer refuses to execute the release, such named executive officer will not eligible to earn any payment in respect of vested phantom shares and such phantom shares will be forfeited.

2021 Dividend

As described above, on April 9, 2021, our Board of Directors declared a $5.45 per share (without giving effect to the     -for-1 forward split of our common stock) dividend to common stockholders, which was paid on April 16, 2021. Under the terms of the 2019 Stock Incentive Plan and Phantom Stock Plan, an adjustment to the outstanding options and phantom awards, as applicable, was determined to be equitable and necessary in order to prevent the dilution or enlargement of benefits under the 2019 Stock Incentive Plan and Phantom Stock Plan, respectively. Therefore, we reduced the per share exercise prices of all outstanding options under the 2019 Stock Incentive Plan by the per share dividend amount. With respect to outstanding phantom awards, each holder of an outstanding phantom award is entitled to receive an amount equal to the per share dividend amount in respect of each outstanding phantom award, at the same time and in the same form as payments made with respect to such underlying phantom shares in accordance with the terms of the Phantom Stock Plan. Accordingly, the named executive officers will be entitled to receive cash dividend payments with respect to their outstanding phantom awards of approximately $             million, based on an assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus.

Retirement and Other Benefits

Our named executive officers are eligible to receive the same benefits we provide, and to participate in all plans we offer, to other full-time employees, including health and dental insurance, group term life insurance, short- and long-term disability insurance, other health and welfare benefits, our 401(k) Savings Plan and other voluntary benefits.

Limited Perquisites

Executive perquisites are not part of our general compensation philosophy; however, we provide limited perquisites and personal benefits that are not generally available to all employees when necessary to attract and retain top talent. For example, we provide Mr. Maddock with a car allowance and the use of certain company personnel to administer personal matters.

Outstanding Equity Awards at December 31, 2020

The following table provides information regarding outstanding equity awards made to our named executive officers as of December 31, 2020.

	Option Awards(1)						Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Bryce Maddock	—	—		—	—	—	—	—	—	—
Balaji Sekar	—	70,531	(1)	—	—	(3)	—	—	—	—
Jarrod Johnson	—	70,530	(2)	—	—	(3)	—	—	—	—

(1)

Represents phantom shares of which 38,204 are vested and 32,327 vest in 22 equal monthly installments from January 1, 2021 through October 1, 2022 and gives effect to the     -for-one forward split of our common stock. See “—Narrative Disclosure to Summary Compensation Table—Equity Awards.”

(2)

Represents phantom shares of which 38,203 are vested and 32,327 vest in 22 equal monthly installments from January 1, 2021 through October 1, 2022 and gives effect to the     -for-one forward split of our common stock. See “—Narrative Disclosure to Summary Compensation Table—Equity Awards.”

(3)

Vested phantom shares will remain outstanding until the earlier of (i) a liquidity event (i.e., a change in control or an initial public offering, including this offering) and (ii) a termination of the named executive officer’s employment for “Cause” (as defined in the Phantom Stock Plan). Unvested phantom shares will be forfeited on the earlier of (i) a liquidity event (unless otherwise determined by our board of directors in connection with a partial sale), or (ii) the date of termination of employment.

Termination and Change in Control Provisions

Severance Arrangements

In the event Mr. Johnson’s employment is terminated without cause (other than pursuant to a Liquidity Event, as defined in the Phantom Stock Plan), he is entitled to receive separation pay in an amount equal to the greater of either (i) two months of his annual salary or (ii) one month of his annual salary multiplied by the number of full years of employment with TaskUs Holdings, Inc. We do not have any severance arrangements with Messrs. Maddock or Sekar.

Compensation Arrangements to be Adopted in Connection with this Offering

In connection with this offering, our board of directors expects to adopt, and we expect our stockholders to approve, our Omnibus Incentive Plan, which will allow us to implement a new market-based long-term incentive program to align our executive compensation package with similarly situated public companies. See “—Omnibus Incentive Plan.”

Director Compensation

For the year ended December 31, 2020, we did not pay compensation or grant equity awards to directors for their service on our board of directors. Jaspar Weir, our President, is an executive officer of the Company but not a named executive officer and does not receive any additional compensation for services provided as a director.

Phantom Stock Plan

On October 1, 2018, we adopted the Phantom Stock Plan. The Phantom Stock Plan and all grants of phantom shares made thereunder will terminate in connection with this offering.

Purpose. The purpose of the Phantom Stock Plan was to provide a means through which we could attract and retain key employees, directors and consultants who provided services to us by providing participants with the opportunity to receive cash upon an IPO or in a similar form as the method of purchase used by a future acquirer upon an occurrence of a change in control (each as defined in the Phantom Stock Plan).

Awards. The Phantom Stock Plan provided for grants of phantom shares which are the right to a cash payment upon an IPO or in a similar form as the method of purchase used by a future acquirer upon an occurrence of a change in control as calculated pursuant to the Phantom Stock Plan. Phantom shares have no participation in dividends or other non-liquidating distributions paid to our stockholders and do not represent actual equity in us. The number of phantom shares subject to the Phantom Stock Plan was 828,652.

Administration. The Phantom Stock Plan was administered by our Board of Directors (for purposes of the Phantom Stock Plan, the “Board”), which had the discretion and authority to designate grantees of phantom shares and makes all decisions and determinations on matters relating to the Phantom Stock Plan.

Adjustment Upon Changes in Capital Structure. In the event of a change to our capital structure without the receipt of consideration by us through merger, consolidation, reorganization, recapitalization, incorporation, change in state or organization, distribution (whether in property or cash), equity split, reverse equity split, liquidating distribution, combination of shares, exchange of shares, change in form of organization or structure, or any similar equity restructuring transaction (as used in FASB ASC Topic 718), the Board will make proportionate adjustments to the Phantom Stock Plan and outstanding awards thereunder, which will be final, binding and conclusive.

Nontransferability of Awards. Phantom shares may not be assigned or transferred except by will or under the laws of descent and distribution. During the lifetime of a participant, payout for vested phantom shares will only be made to the participant or his or her legal guardian. A participant may designate a third party who, in the event of the participant’s death, will be entitled to receive payment (if any) by delivery of written notice to us in a form satisfactory to the Board.

Termination of the Plan. The Phantom Stock Plan will automatically terminate on the date when all phantom shares have been paid or forfeited following the closing of the first liquidity event (i.e., a change in control or initial public offering, including this offering). Upon payment with respect to a phantom share following the closing of such liquidity event, such phantom share will immediately terminate and no subsequent transaction will be deemed a liquidity event with respect to such phantom share. Unvested phantom shares will be forfeited immediately without consideration or further payments due upon the consummation of this offering.

2019 TaskUs, Inc. Stock Incentive Plan

On April 16, 2019, we adopted the 2019 TaskUs, Inc. Stock Incentive Plan, which in connection with the offering will be amended and restated and renamed the Amended and Restated 2019 TaskUs, Inc. Stock Incentive Plan, referred to herein as the “2019 Stock Incentive Plan.” None of our named executive officers have received awards pursuant to the 2019 Stock Incentive Plan. Following this offering, it is not expected that any equity awards will be issued under the 2019 Stock Incentive Plan.

Purpose. The purpose of the 2019 Stock Incentive Plan was to provide a means through which we and our affiliates could recruit and retain key employees, directors, other service providers, or independent contractors and to motivate such employees, directors, other service providers, or independent contractors to exert their best efforts on behalf of us and our affiliates by providing incentives through the granting of awards. We further expected that we would benefit from the added interest such key employees, directors, other service providers, or independent contractors will have in our success as a result of their proprietary interest in the equity-based awards granted under the 2019 Stock Incentive Plan.

Awards. The 2019 Stock Incentive Plan provided for the grants of options, stock appreciation rights or other stock-based awards (including restricted stock awards or restricted stock units) (collectively, “Awards”). Only options were granted under the 2019 Stock Incentive Plan. The number of shares of our Class A common stock subject to the 2019 Stock Incentive Plan is                 .

Administration. The 2019 Stock Incentive Plan is administered by the Compensation Committee of our Board of Directors (for purposes of the 2019 Stock Incentive Plan, the “Committee”), which had the discretion and authority to designate grantees of Awards and makes all decisions and determinations on matters relating to the 2019 Stock Incentive Plan. Notwithstanding the delegation of authority to the Committee, our Board of Directors had reserved all authority and responsibility granted to the Committee in the 2019 Stock Incentive Plan.

Adjustments Upon Certain Events. In the event of either (i) any dividend or other distribution, recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, split-off, spin-off, combination, repurchase or exchange of shares of our Class A common stock or other of our securities, issuance of warrants or other rights to acquire shares of our Class A common stock or other of our securities, or other similar corporate transaction or event (including, without limitation, a change of control) that affects the shares of Class A common stock, or (ii) unusual or nonrecurring events (including, without limitation, a change of control) affecting us or any subsidiary or affiliate, or the financial statements of us or any subsidiary or affiliate, or changes in applicable rules, rulings, regulations or other requirements of any governmental body or securities exchange or inter-dealer quotation system, accounting principles or law, the Committee will make certain adjustments as it deems necessary or appropriate in its sole discretion in such manner as it may deem equitable, including, without limitation, any or all of the following: (A) adjusting any or all of (x) the number of shares or other of our securities (or number and kind of other securities or property) which may be delivered in respect of Awards granted under the 2019 Stock Incentive Plan and (y) the terms of any outstanding Award (including, without limitation, the number of shares or other of our securities (or number and kind of other securities or property) subject to outstanding Awards or to which outstanding Awards relate, the exercise price or strike price of an Award and/or any applicable performance measures); (B) providing for substitution or assumption of Awards, acceleration of the exercisability of, lapse of restrictions on, or termination of, Awards, or a period of time for participants to exercise outstanding awards prior to the occurrence of such event; and (C) cancelling any one or more outstanding Awards and paying to the holders of vested Awards (including any Awards which would vest as a result of the occurrence of such event but for cancellation) the value of such Awards, if any, as determined by the Committee (which value, if applicable may be based upon the price per share of Class A common stock received or to be received by stockholders in such event), including, without limitation, in the case of options or stock appreciation rights, a cash payment equal to the excess, if any, of the fair market value of shares of Class A common stock subject to the option or stock appreciation right over the aggregate exercise price or strike price thereof; provided, that in the case of any “equity restructuring” (within the meaning of FASB ASC Topic 718 (or any successor thereto)) the Committee will make an equitable or proportional adjustment to outstanding Awards to reflect such equity restructuring.

Nontransferability of Awards. Unless otherwise provided in an award agreement or the 2019 Stock Incentive Plan, no Award may be sold, exchanged, transferred, assigned, pledged, hypothecated or otherwise disposed of or hedged, in any manner, whether voluntarily or involuntarily and whether by operation of law or otherwise, other than by will or by the laws of descent and distribution. All Awards will be exercisable during the life of the participant only by the participant or the participant’s legal representative. However, the Committee may permit, under terms and conditions it deems appropriate in its sole discretion, a participant to transfer any Award to any person or entity that the Committee so determines.

Amendments or Termination. The 2019 Stock Incentive Plan provides that our Board of Directors may amend, suspend, alter or discontinue the 2019 Stock Incentive Plan or any portion thereof at any time; provided, that no such amendment, suspension, alteration or discontinuance may be made (i) after an initial public offering, without the approval of shareholders if such action would materially increase the number of shares reserved under the 2019 Stock Incentive Plan or materially modify the requirements for participation in the 2019 Stock Incentive Plan or (ii) without the consent of either the affected participant or the affected participants holding a majority in the economic interests, if such action would materially diminish the economic rights of any participant under the Awards theretofore granted to such participants under the 2019 Stock Incentive Plan.

The Committee may, to the extent consistent with the terms of any applicable award agreement, waive any conditions or rights under, amend any terms of, or alter, suspend, discontinue, cancel or terminate, any Award granted or the associated award agreement, prospectively or retroactively (including after a termination); provided, that, any such waiver, amendment, alteration, suspension, discontinuance, cancellation or termination that would materially and adversely affect the rights of any participant with respect to such Award will not to that extent be effective without such individual’s consent or the consent of a majority in interest of such affected participants; provided, further, that following this offering, except as otherwise permitted in the 2019 Stock Incentive Plan, (i) no amendment or modification may reduce the exercise price of any option or the strike price of any stock appreciation right; (ii) the Committee may not cancel any outstanding option or stock appreciation right and replace it with a new option or stock appreciation right (with a lower exercise price or strike price, as the case may be) or other Award or cash payment that is greater than the value of the cancelled option or stock appreciation right; and (iii) the Committee may not take any other action which is considered a “repricing” for purposes of the stockholder approval rules of any securities exchange or inter-dealer quotation system on which our securities are listed or quoted.

Clawback/Forfeiture. The 2019 Stock Incentive Plan provides that the Committee may, in its sole discretion, provide, in an award agreement or otherwise, that the Committee may cancel an Award if the participant has engaged in or engages in any detrimental activity, as defined in the 2019 Stock Incentive Plan. The 2019 Stock Incentive Plan also permits the Committee to provide, in its sole discretion, that (i) if a participant has engaged in or engages in any detrimental activity while employed by us or any of our subsidiaries or during the post-termination restrictive covenant period (as set forth in the award agreement), and such activity is, or could reasonably be expected to be, injurious to the financial condition or business reputation of us or any of our subsidiaries or affiliates, such participant will forfeit any gain realized on the vesting or exercise of such Award and must repay the gain to us and (ii) if a participant receives any amount in excess of what such participant should have received under the terms of the Award for any reason (including, without limitation, by reason of a financial restatement, mistake in calculations or other administrative error), the participant will be required to repay any such excess amount. All Awards are subject to reduction, cancellation, forfeiture or recoupment to the extent necessary to comply with applicable law.

Omnibus Incentive Plan

In connection with this offering, our Board of Directors expects to adopt, and we expect our stockholders to approve, the TaskUs, Inc. 2021 Omnibus Incentive Plan (our “Omnibus Incentive Plan”) prior to the completion of the offering. The term “Board of Directors” as used in this “Omnibus Incentive Plan” section refers to the Board of Directors of TaskUs, Inc.

Purpose. The purpose of our Omnibus Incentive Plan is to provide a means through which to attract and retain key personnel and to provide a means whereby our directors, officers, employees, consultants and advisors can acquire and maintain an equity interest in us, or be paid incentive compensation, including incentive compensation measured by reference to the value of our shares of Class A common stock, thereby strengthening their commitment to our welfare and aligning their interests with those of our stockholders.

Eligibility. Eligible participants are any (i) individual employed by TaskUs or any of its subsidiaries; provided, however, that no employee covered by a collective bargaining agreement will be eligible to receive awards under the Omnibus Incentive Plan unless and to the extent that such eligibility is set forth in such collective bargaining agreement or in an agreement or instrument relating thereto; (ii) director or officer of TaskUs or any of its subsidiaries; or (iii) consultant or advisor to TaskUs or any of its subsidiaries who may be offered securities registrable pursuant to a registration statement on Form S-8 under the Securities Act, who, in the case of each of clauses (i) through (iii) above, has entered into an award agreement or who has received written notification from the Committee or its designee that they have been selected to participate in the Omnibus Incentive Plan.

Administration. Our Omnibus Incentive Plan will be administered by the compensation committee of our Board of Directors, or such other committee of our Board of Directors to which it has properly delegated power, or if no such committee or subcommittee exists, our Board of Directors (such administering body referred to herein, for purposes of this description of the Omnibus Incentive Plan, as the “Committee”). Except to the extent prohibited by applicable law, the Committee may allocate all or any portion of its responsibilities and powers to any one or more of its members and may delegate all or any part of its responsibilities and powers to any person or persons selected by it in accordance with the terms of our Omnibus Incentive Plan. The Committee is authorized to: (i) designate participants; (ii) determine the type or types of awards to be granted to a participant; (iii) determine the number of shares of Class A common stock to be covered by, or with respect to which payments, rights or other matters are to be calculated in connection with, awards; (iv) determine the terms and conditions of any award; (v) determine whether, to what extent and under what circumstances awards may be settled in, or exercised for, cash, shares of Class A common stock, other securities, other awards or other property, or canceled, forfeited or suspended and the method or methods by which awards may be settled, exercised, canceled, forfeited or suspended; (vi) determine whether, to what extent, and under what circumstances the delivery of cash, shares of Class A common stock, other securities, other awards, or other property and other amounts payable with respect to an award will be deferred either automatically or at the election of the participant or of the Committee; (vii) interpret, administer, reconcile any inconsistency in, correct any defect in, and/or supply any omission in our Omnibus Incentive Plan and any instrument or agreement relating to, or award granted under, our Omnibus Incentive Plan; (viii) establish, amend, suspend, or waive any rules and regulations and appoint such agents as the Committee may deem appropriate for the proper administration of our Omnibus Incentive Plan; (ix) adopt sub-plans; and (x) make any other determination and take any other action that the Committee deems necessary or desirable for the administration of our Omnibus Incentive Plan. Unless otherwise expressly provided in our Omnibus Incentive Plan, all designations, determinations, interpretations and other decisions under or with respect to our Omnibus Incentive Plan or any award or any documents evidencing awards granted pursuant to our Omnibus Incentive Plan are within the sole discretion of the Committee, may be made at any time, and are final, conclusive and binding upon all persons or entities, including, without limitation, us, any participant, any holder or beneficiary of any award and any of our stockholders.

Awards Subject to our Omnibus Incentive Plan. Our Omnibus Incentive Plan provides that the total number of shares of Class A common stock that may be issued under our Omnibus Incentive Plan is                 , or the “Absolute Share Limit”; provided, however, that the Absolute Share Limit shall be increased on the first day of each fiscal year beginning with the 2022 fiscal year in an amount equal to the least of (x)                 shares of Class A common stock, (y) 5% of the total number of shares of Class A common stock outstanding on the last day of the immediately preceding fiscal year, and (z) a lower number of shares of Class A common stock as determined by our Board of Directors. Of this amount, the maximum number of shares of Class A common stock for which incentive stock options may be granted is                ; and during a single fiscal year, each non-employee director shall be granted a number of shares of Class A common stock subject to awards, taken together with any cash fees paid to such non-employee director during the fiscal year, equal to a total value of $1,000,000 or such lower amount as determined by our Board of Directors. Except for “Substitute Awards” (as described below), to the extent that an award expires or is canceled, forfeited, terminated, settled in cash, or otherwise is settled without issuance to the participant of the full number of shares of Class A common stock to which the award related, the unissued shares will again be available for grant under our Omnibus Incentive Plan. Notwithstanding the foregoing, in addition to the Absolute Share Limit, we may issue an additional number of shares of Class A common stock not to exceed         in respect of certain awards made in connection with this offering. Shares of Class A common stock withheld in payment of the exercise price, or taxes relating to an award, and shares equal to the number of shares surrendered in payment of any exercise price, or taxes relating to an award, shall be deemed to constitute shares not issued; provided, however, that such shares shall not become available for issuance if either: (i) the applicable shares are withheld or surrendered following the termination of our Omnibus Incentive Plan or (ii) at the time the applicable shares are withheld or surrendered, it would constitute a material revision of our Omnibus Incentive Plan subject to stockholder approval under any then-applicable rules of the national securities exchange on which the Class A common stock is listed. No award may be granted under our Omnibus Incentive Plan after the tenth anniversary of the Effective Date (as defined in our Omnibus Incentive Plan), but awards granted before then may extend beyond that date. Awards may, in the sole discretion of the Committee, be granted in assumption of, or in substitution for, outstanding awards previously granted by an entity directly or indirectly acquired by us or with which we combine, or Substitute Awards, and such Substitute Awards will not be counted against the Absolute Share Limit, except that Substitute Awards intended to qualify as “incentive stock options” will count against the limit on incentive stock options described above.

Grants. All awards granted under our Omnibus Incentive Plan will vest and become exercisable in such manner and on such date or dates or upon such event or events as determined by the Committee, including, without limitation, attainment of Performance Conditions. For purposes of this proxy statement, “Performance Conditions” means specific levels of performance of TaskUs (and/or one or more of its subsidiaries, divisions or operational and/or business units, product lines, brands, business segments, administrative departments, or any combination of the foregoing), which may be determined in accordance with GAAP or on a non-GAAP basis on, without limitation, the following measures: (i) net earnings, net income (before or after taxes), or consolidated net income; (ii) basic or diluted earnings per share (before or after taxes); (iii) net revenue or net revenue growth; (iv) gross revenue or gross revenue growth, gross profit or gross profit growth; (v) net operating profit (before or after taxes); (vi) return measures (including, but not limited to, return on investment, assets, capital, employed capital, invested capital, equity, or sales); (vii) cash flow measures (including, but not limited to, operating cash flow, free cash flow, or cash flow return on capital), which may be but are not required to be measured on a per share basis; (viii) actual or adjusted earnings before or after interest, taxes, depreciation, and/or amortization (including EBIT and EBITDA); (ix) gross or net operating margins; (x) productivity ratios; (xi) share price (including, but not limited to, growth measures and total stockholder return); (xii) expense targets or cost reduction goals, general and administrative expense savings; (xiii) operating efficiency; (xiv) objective measures of customer/client satisfaction; (xv) working capital targets; (xvi) measures of economic value added or other ‘value creation’ metrics; (xvii) enterprise value; (xviii) sales; (xix) stockholder return; (xx) customer/client retention; (xxi) competitive market metrics; (xxii) employee retention; (xxiii) objective measures of personal targets, goals, or completion of projects (including, but not limited to, succession and hiring projects, completion of specific acquisitions, dispositions, reorganizations, or other corporate transactions or capital-raising transactions, expansions of specific business operations, and meeting divisional or project budgets); (xxiv)

comparisons of continuing operations to other operations; (xxv) market share; (xxvi) cost of capital, debt leverage, year-end cash position or book value; (xxvii) strategic objectives; or (xxviii) any combination of the foregoing. Any one or more of the aforementioned performance criteria may be stated as a percentage of another performance criteria, or used on an absolute or relative basis to measure the performance of one or more of TaskUs or its subsidiaries as a whole or any divisions or operational and/or business units, product lines, brands, business segments, or administrative departments of TaskUs and/or one or more of its subsidiaries or any combination thereof, as the Committee may deem appropriate, or any of the above performance criteria may be compared to the performance of a selected group of comparison companies, or a published or special index that the Committee, in its sole discretion, deems appropriate, or as compared to various stock market indices.

Options. Under our Omnibus Incentive Plan, the Committee may grant non-qualified stock options and incentive stock options with terms and conditions determined by the Committee that are not inconsistent with our Omnibus Incentive Plan; provided, that all stock options granted under our Omnibus Incentive Plan are required to have a per share exercise price that is not less than 100% of the fair market value of our shares of Class A common stock underlying such stock options on the date such stock options are granted (other than in the case of options that are Substitute Awards), and all stock options that are intended to qualify as incentive stock options must be granted pursuant to an award agreement expressly stating that the options are intended to qualify as incentive stock options, and will be subject to the terms and conditions that comply with the rules as may be prescribed by Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”). The maximum term for stock options granted under our Omnibus Incentive Plan will be 10 years from the initial date of grant, or with respect to any stock options intended to qualify as incentive stock options, such shorter period as prescribed by Section 422 of the Code. However, if a non-qualified stock option would expire at a time when trading of our shares of Class A common stock is prohibited by our insider trading policy (or “blackout period” imposed by us), the term will automatically be extended to the 30th day following the end of such period. The purchase price for the shares of Class A common stock as to which a stock option is exercised may be paid to us, to the extent permitted by law (i) in cash, check, cash equivalent and/or shares of Class A common stock valued at the fair market value at the time the option is exercised; provided, that such shares of Class A common stock are not subject to any pledge or other security interest and have been held by the participant for at least six months (or such other period as established from time to time by the Committee in order to avoid adverse accounting treatment applying generally accepted accounting principles or (ii) by such other method as the Committee may permit in its sole discretion, including, without limitation: (a) in other property having a fair market value on the date of exercise equal to the exercise price, (b) if there is a public market for the shares of Class A common stock at such time, by means of a broker-assisted “cashless exercise” pursuant to which we are delivered (including telephonically to the extent permitted by the Committee) a copy of irrevocable instructions to a stockbroker to sell the shares of Class A common stock otherwise issuable upon the exercise of the option and to deliver promptly to us an amount equal to the exercise price or (c) a “net exercise” procedure effected by withholding the minimum number of shares of Class A common stock otherwise issuable in respect of an option that is needed to pay the exercise price. Any fractional shares of Class A common stock shall be settled in cash.

Stock Appreciation Rights. The Committee may grant stock appreciation rights (“SARs”) under our Omnibus Incentive Plan, with terms and conditions determined by the Committee that are not inconsistent with our Omnibus Incentive Plan. The Committee may also award SARs independent of any option. Generally, each SAR will entitle the participant upon exercise to an amount (in cash, shares of Class A common stock or a combination of cash and shares, as determined by the Committee) equal to the product of (i) the excess of (a) the fair market value on the exercise date of one share of Class A common stock over (b) the strike price per share of Class A common stock covered by the SAR, times (ii) the number of shares of Class A common stock covered by the SAR, less any taxes required to be withheld. The strike price per share of Class A common stock covered by a SAR will be determined by the Committee at the time of grant but in no event may such amount be less than 100% of the fair market value of an share of Class A common stock on the date the SAR is granted (other than in the case of SARs granted in substitution of previously granted awards).

Restricted Stock and Restricted Stock Units. The Committee may grant restricted shares of our shares of Class A common stock or restricted stock units (“RSUs”), representing the right to receive, upon vesting and the expiration of any applicable restricted period, one share of Class A common stock for each RSU, or, in the sole discretion of the Committee, the cash value thereof (or any combination thereof). As to restricted shares of our shares of Class A common stock, subject to the other provisions of our Omnibus Incentive Plan, the holder will generally have the rights and privileges of a stockholder as to such restricted shares of Class A common stock, including, without limitation, the right to vote such restricted shares of Class A common stock.

Other Equity-Based Awards and Other Cash-Based Awards. The Committee may grant other equity-based or cash-based awards under the Omnibus Incentive Plan, with terms and conditions determined by the Committee that are not inconsistent with the Omnibus Incentive Plan.

Effect of Certain Events on the Omnibus Incentive Plan and Awards. In the event of (i) any dividend (other than regular cash dividends) or other distribution (whether in the form of cash, shares of Class A common stock, other of our securities or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, split-off, spin-off, combination, repurchase or exchange of shares of Class A common stock or other securities, issuance of warrants or other rights to acquire shares of Class A common stock or other of our securities, or other similar corporate transaction or event that affects the shares of Class A common stock (including a “Change in Control,” as defined in the Omnibus Incentive Plan); or (ii) unusual or nonrecurring events affecting us, including changes in applicable rules, rulings, regulations, or other requirements, that the Committee determines, in its sole discretion, could result in substantial dilution or enlargement of the rights intended to be granted to, or available for, participants (any event in (i) or (ii), an “Adjustment Event”), the Committee will, in respect of any such Adjustment Event, make such proportionate substitution or adjustment, if any, as it deems equitable, to any or all of (a) the Absolute Share Limit, or any other limit applicable under the Omnibus Incentive Plan with respect to the number of awards which may be granted thereunder; (b) the number of our shares of Class A common stock or other of our securities (or number and kind of other securities or other property) which may be issued in respect of awards or with respect to which awards may be granted under the Omnibus Incentive Plan; and (c) the terms of any outstanding award, including, without limitation, (x) the number of our shares of Class A common stock or other of our securities (or number and kind of other securities or other property) subject to outstanding awards or to which outstanding awards relate; (y) the exercise price or strike price with respect to any award; or (z) any applicable performance measures; provided, that in the case of any “equity restructuring” (within the meaning of the FASB ASC Topic 718 (or any successor pronouncement thereto)), the Committee will make an equitable or proportionate adjustment to outstanding awards to reflect such equity restructuring. In connection with any Adjustment Event, the Committee may, in its sole discretion, provide for any one or more of the following: (i) substitution or assumption of awards, acceleration of the exercisability of, lapse of restrictions on, or termination of, awards or a period of time for participants to exercise outstanding awards prior to the occurrence of such event (and any such award not so exercised will terminate upon the occurrence of such event); and (ii) subject to any limitations or reductions as may be necessary to comply with Section 409A of the Code, cancellation of any one or more outstanding awards and payment to the holders of such awards that are vested as of such cancellation (including, without limitation, any awards that would vest as a result of the occurrence of such event but for such cancellation or for which vesting is accelerated by the Committee in connection with such event) the value of such awards, if any, as determined by the Committee (which value, if applicable, may be based upon the price per share of Class A common stock received or to be received by other holders of our shares of Class A common stock in such event), including, without limitation, in the case of stock options and SARs, a cash payment equal to the excess, if any, of the fair market value of the shares of Class A common stock subject to the option or SAR over the aggregate exercise price or strike price thereof, or, in the case of restricted stock, restricted stock units, or other equity-based awards that are not vested as of such cancellation, a cash payment or equity subject to deferred vesting and delivery consistent with the vesting restrictions applicable to such award prior to cancellation of the underlying shares in respect thereof.

Amendment and Termination. Our Board of Directors may amend, alter, suspend, discontinue or terminate our Omnibus Incentive Plan or any portion thereof at any time; provided, that no such amendment, alteration, suspension, discontinuance or termination may be made without stockholder approval if (i) such approval is required under applicable law; (ii) it would materially increase the number of securities which may be issued under our Omnibus Incentive Plan (except for adjustments in connection with certain corporate events); or (iii) it would materially modify the requirements for participation in our Omnibus Incentive Plan; provided, further, that any such amendment, alteration, suspension, discontinuance or termination that would materially and adversely affect the rights of any participant or any holder or beneficiary of any award will not to that extent be effective without such individual’s consent.

The Committee may, to the extent consistent with the terms of any applicable award agreement, waive any conditions or rights under, amend any terms of, or alter, suspend, discontinue, cancel or terminate, any award granted or the associated award agreement, prospectively or retroactively (including after a Termination, as defined in our Omnibus Incentive Plan); provided, that, except as otherwise permitted in our Omnibus Incentive Plan, any such waiver, amendment, alteration, suspension, discontinuance, cancellation or termination that would materially and adversely affect the rights of any participant with respect to such award will not to that extent be effective without such individual’s consent; provided, further, that without stockholder approval, except as otherwise permitted in our Omnibus Incentive Plan, (i) no amendment or modification may reduce the exercise price of any option or the strike price of any SAR; (ii) the Committee may not cancel any outstanding option or SAR and replace it with a new option or SAR (with a lower exercise price or strike price, as the case may be) or other award or cash payment that is greater than the value of the cancelled option or SAR; and (iii) the Committee may not take any other action which is considered a “repricing” for purposes of the stockholder approval rules of any securities exchange or inter-dealer quotation system on which our securities are listed or quoted.

Dividends and Dividend Equivalents. The Committee in its sole discretion may provide as part of an award dividends or dividend equivalents, on such terms and conditions as may be determined by the Committee in its sole discretion. Any dividends payable in respect of restricted stock awards that remain subject to vesting conditions shall be retained by the Company and delivered to the participant within 15 days following the date on which such restrictions on such restricted stock awards lapse and, if such restricted stock is forfeited, the participant shall have no right to such dividends. Dividends attributable to RSUs shall be distributed to the participant in cash or, in the sole discretion of the Committee, in shares of Class A common stock having a fair market value equal to the amount of such dividends, upon the settlement of the RSUs and, if such RSUs are forfeited, the participant shall have no right to such dividends.

Clawback/Repayment. All awards are subject to reduction, cancellation, forfeiture or recoupment to the extent necessary to comply with (i) any clawback, forfeiture or other similar policy adopted by our Board of Directors or the Committee and as in effect from time to time and (ii) applicable law. To the extent that a participant receives any amount in excess of the amount that the participant should otherwise have received under the terms of the award for any reason (including, without limitation, by reason of a financial restatement, mistake in calculations or other administrative error), the participant will be required to repay us any such excess amount.

Detrimental Activity. If a participant has engaged in any detrimental activity, as defined in our Omnibus Incentive Plan, as determined by the Committee, the Committee may, in its sole discretion, provide for one or more of the following: (i) cancellation of any or all of such participant’s outstanding awards or (ii) forfeiture and repayment to us on any gain realized on the vesting, exercise or settlement of any awards previously granted to such participant.

IPO-Related Equity Grants

Founder Awards – Mr. Maddock. In connection with this offering, we expect our board to approve the grant of time-based restricted stock units, time-based stock options and performance-based restricted stock units to Mr. Maddock, pursuant to the Omnibus Incentive Plan, which we refer to, collectively, as the “Founder Awards”. We expect the Founder Awards will be effective prior to or upon the completion of this offering, as described below, and will consist of: (i)      time-based RSUs, (ii)      performance-based restricted stock units (“PSUs”), and (iii)      time-based stock options, in each case, relating to shares of our Class A common stock.

The RSUs will vest in substantially equal quarterly installments over the four-year period beginning on the completion of this offering, subject to Mr. Maddock’s continued service (whether as an employee, director, consultant or otherwise) through each applicable vesting date. The RSUs are subject to the following vesting acceleration terms:

•

Upon a termination of Mr. Maddock’s continued service by us without cause, by Mr. Maddock due to his resignation for good reason, or due to his death or disability (a “qualifying termination”), all of the then-unvested RSUs will fully vest in connection with such termination. In the event of such qualifying termination, any of our Class A common stock deliverable in settlement of vested RSUs will be delivered on the date such RSUs would have otherwise vested.

•

In the event of a Change in Control of the Company, if either (i) the RSUs would not otherwise be continued, converted, assumed, or replaced by the Company, a member of the company group or a successor entity thereto; or (ii) Mr. Maddock experiences a qualifying termination at any time following a Change in Control in which the RSUs are continued, converted, assumed, or replaced by the Company, a member of the company group or a successor entity thereto, all of the then-unvested RSUs will fully vest in connection with such Change in Control or qualifying termination, as applicable.

The PSUs consist of three tranches that will remain outstanding and eligible to vest over a four-year period following the grant date, based on the achievement of enterprise value CAGR levels. The Tranche I PSUs will vest for each performance period only if we achieve an enterprise value CAGR of at least 15% for such performance period, the Tranche II PSUs will vest for each performance period only if we achieve an enterprise value CAGR of at least 25% for such performance period and the Tranche III PSUs will vest for each performance period only if we achieve an enterprise value CAGR of at least 35% for such performance period, subject to Mr. Maddock’s continued employment through the last day of the applicable performance periods (except as described below). 20% of each tranche will be eligible to vest for the performance periods beginning on the date of grant and ending on the first, second, and third anniversaries of the consummation of this offering, and 40% will be eligible to vest for the performance period beginning on the date of grant and ending on the fourth anniversary of the consummation of this offering. Any PSUs that do not vest prior to the fourth anniversary of the grant date will be automatically terminated without consideration. The PSUs are subject to the following vesting acceleration terms:

•

Upon a qualifying termination of Mr. Maddock prior to the fourth anniversary of this offering, Mr. Maddock will be eligible for additional vesting of the PSUs. In lieu of the vesting eligibility of each tranche as described above, Mr. Maddock will receive 25% vesting for each tranche with respect to each of the performance periods, with linear interpolation between performance periods based on the number of days in the performance period in which the termination of employment occurs between the last day of the immediately preceding completed performance period and the date of such termination. In addition, an additional 25% of each tranche will remain outstanding and be eligible to vest based on the enterprise value CAGR on the date of the first anniversary following Mr. Maddock’s termination of employment.

•	In the event of a Change in Control of the Company prior to Mr. Maddock’s termination, the PSUs will be treated as follows:

•

With respect to any PSUs for which the applicable performance period has been completed as of the date of the Change in Control, but for which the determination date has not yet occurred, Mr. Maddock will vest in the number of PSUs for each tranche based on the level of achievement based on actual performance for the applicable performance period and vest as of the date of the Change in Control;

•	With respect to any PSUs for which the applicable performance period has been completed as of the date of the Change in Control but for which the determination date has occurred and such

PSUs did not previously vest and remain outstanding and eligible to vest in connection with the final performance period, to the extent that any PSUs vest on the determination date in connection with the Change in Control, such PSUs will fully vest upon the Change in Control; and

•

With respect any PSUs for which the applicable performance period has not been completed as of the date of the Change in Control, to the extent that any such PSUs vest based on performance in in connection with the determination date in connection with the Change in Control, such PSUs will instead vest in equal installments on a quarterly basis following the Change in Control over the lesser of (i) the time remaining in the final performance period or (ii) two years; in each case, subject to Mr. Maddock’s continued employment through each applicable vesting date. Following such Change in Control, in the event that Mr. Maddock has a qualifying termination on or before the applicable quarterly vesting date, then Mr. Maddock will fully vest in such PSUs as of the date of such qualifying termination.

For purposes of the PSUs, enterprise value CAGR is calculated by measuring the compounded annual growth rate with respect to Enterprise Value (as defined below) using the following formula:

Where “n” equals the period of time (in years) elapsed from the date of grant to the last day of the applicable performance period (or, if applicable, to a Change in Control). “Enterprise Value” equals the excess of (i) the sum of (a) our market capitalization and (b) our total debt over (ii) the sum of (a) cash and (b) cash equivalents, as determined by our board in good faith.

The options will be granted effective immediately following the determination of the initial public offering price per share of our Class A common stock, and will have a per-share exercise price equal to the initial public offering price. The options will vest in substantially equal quarterly installments over the four-year period beginning on the completion of this offering, subject to Mr. Maddock’s continued employment through each applicable vesting date. The options are subject to the following vesting acceleration terms:

•

Upon a qualifying termination, the options will vest in respect of the next immediate four tranches that are scheduled to vest immediately following such termination. In the event of such qualifying termination, Mr. Maddock may only exercise the options with accelerated vesting during the 90 day period following the date on which such options would have otherwise vested.

•

In the event of a Change in Control of the Company, if either (i) the options would not otherwise be continued, converted, assumed, or replaced by the Company, a member of the company group or a successor entity thereto; or (ii) Mr. Maddock experiences a qualifying termination at any time following a Change in Control in which the options are continued, converted, assumed, or replaced by the Company, a member of the company group or a successor entity thereto, all of the then-unvested options will fully vest in connection with such Change in Control or qualifying termination, as applicable.

Other IPO Awards. In connection with this offering, we also expect our board to approve the grant of time-based RSUs, time-based stock options and PSUs, including additional Founder Awards, pursuant to the Omnibus Incentive Plan, which we refer to, collectively, as the “IPO Awards,” to certain of our officers and employees. We expect our board to approve the grant of (i)      RSUs, (ii)          PSUs, and (iii)      options. The RSUs are expected to cover an aggregate of                      shares of our Class A common stock, the PSUs are expected to cover an aggregate of                      shares of our Class A common stock, and the options are expected to cover an aggregate of                      shares of our Class A common stock. The RSU and PSU grants will become effective on the completion of this offering. In addition, the stock option grants will become effective immediately following the determination of the initial public offering price per share of our Class A common stock, and will have a per-share exercise price equal to the initial public offering price.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

The agreements described in this section, or forms of such agreements as they will be in effect at the time of this offering, are filed as exhibits to the registration statement of which this prospectus forms a part, and the following descriptions are qualified by reference thereto.

Stockholders Agreement

In connection with this offering, we intend to enter into a stockholders agreement with our Sponsor and our Co-Founders granting them certain board designation, approval and other rights.

Board Nomination Rights

The stockholders agreement will require us to, among other things, nominate a number of individuals designated by our Sponsor for election as our directors at any meeting of our stockholders (each a “Sponsor Director”) such that, upon the election of each such individual and each other individual nominated by or at the direction of our board of directors or a duly-authorized committee of the board, as a director of our company, the number of Sponsor Directors serving as directors of our company will be equal to (in each case based on the total outstanding shares of our common stock entitled to vote generally in the election of our directors as of the record date of a meeting of stockholders): (1) if our Sponsor and its affiliates together continue to beneficially own at least 50% of the outstanding shares of our common stock, the lowest whole number that is greater than 50% of the total number of directors comprising our board of directors; (2) if our Sponsor and its affiliates together continue to beneficially own at least 40% (but less than 50%) of the outstanding shares of our common stock, the lowest whole number that is at least 40% of the total number of directors comprising our board of directors; (3) if our Sponsor and its affiliates together continue to beneficially own at least 30% (but less than 40%) of the outstanding shares of our common stock, the lowest whole number that is at least 30% of the total number of directors comprising our board of directors; (4) if our Sponsor and its affiliates together continue to beneficially own at least 20% (but less than 30%) of the outstanding shares of our common stock, the lowest whole number that is at least 20% of the total number of directors comprising our board of directors; and (5) if our Sponsor and its affiliates together continue to beneficially own at least 5% (but less than 20%) of the outstanding shares of our common stock, the lowest whole number that is at least 10% of the total number of directors comprising our board of directors. The above-described provisions of the stockholders agreement will remain in effect until our Sponsor is no longer entitled to nominate a Sponsor Director pursuant to the stockholders agreement, unless our Sponsor requests that they terminate at an earlier date.

In addition, the stockholders agreement will require us to nominate, with respect to each of our Co-Founders, one individual designated by such Co-Founder for election as our director at any meeting of our stockholders (each, a “Founder Director”) for so long as such Co-Founder and his respective affiliates continue to beneficially own at least 5% of the outstanding shares of our common stock. In addition, if each of our Co-Founders, together with his affiliates, beneficially owns less than 5% of the outstanding shares of our common stock, but our Co-Founders and their affiliates together collectively own at least 5% of the outstanding shares of our common stock, our Co-Founders will have the right, subject to certain limitations, to jointly designate for nomination one director in total.

For so long as the stockholders agreement remains in effect, Sponsor Directors and Founder Directors may be removed only with the consent of our Sponsor or our Co-Founders, respectively. In the case of a vacancy on our board created by the removal or resignation of a Sponsor Director or a Founder Director, the stockholders agreement will require us to nominate an individual designated by our Sponsor or our Co-Founders, respectively, for election to fill the vacancy.

Approval Rights

The stockholders agreement also provides that for so long as our Sponsor and its affiliates and our Co-Founders and their affiliates, respectively, own at least 5% of the shares of our common stock entitled to vote generally in the election of our directors and are entitled to designate at least one director pursuant to the stockholders agreement (or such earlier date that the Sponsor or our Co-Founders request their respective approval rights to be terminated), our Sponsor and at least one of our Co-Founders must approve in advance certain of our actions, including each of the following:

•

any transaction involving us on the one hand and our Sponsor and its affiliates, or one of our Co-Founders and his affiliates, on the other hand, other than (i) certain rescue financing transactions and (ii) transactions or agreements on arms’ length terms with portfolio companies of our Sponsor;

•

any issuances of equity securities (and securities convertible into, or exchangeable or exerciseable for our equity securities), other than (i) in connection with public offerings, (ii) certain equity incentive plans and (iii) mergers, consolidations or similar extraordinary transactions;

•	any declaration or payment of dividends other than those that are paid pro rata to holders of our common stock;

•

entry into any bankruptcy, liquidation, dissolution or winding up of our company, other than in connection with a sale transactions that is structured as a sale of all or substantially all of our assets; and

•

any amendment or modification or waiver of our amended and restated certificate of incorporation or amended and restated bylaws that adversely affects the rights of Sponsor or our Co-Founders as compared to other holders of our common stock.

Transfer Restrictions

Our Co-Founders and their affiliates will, subject to limited exceptions including the prior written consent of our Sponsor, be prohibited from transferring shares of common stock they hold in us prior to the third anniversary of the completion of this offering; provided that such transfer restrictions will not apply to such proportion of the shares held by our Co-Founders that is equal to the proportion of shares of common stock being sold in this offering and sold in subsequent transactions by our Sponsor relative to the total number of shares of common stock held by our Sponsor immediately prior to the consummation of this offering.

Other Provisions

The stockholders agreement also requires us to cooperate with our Sponsor in connection with certain future pledges, hypothecations, grants of security interest in or transfers (including to third party investors) of any or all of the shares of our common stock held by our Sponsor, including to banks or financial institutions as collateral or security for loans, advances or extensions of credit. The agreement will also permit our Sponsor to assign its rights and obligations under the stockholders agreement, in whole or in part, without our prior written consent.

Registration Rights Agreement

In connection with this offering, we expect to enter into a registration rights agreement with our Sponsor and our Co-Founders, which will provide for customary “demand” registrations and “piggyback” registration rights. The registration rights agreement will also provide that we will pay certain expenses relating to such registrations and indemnify the registration rights holders against (or make contributions in respect of) certain liabilities which may arise under the Securities Act.

Support and Services Agreement

In connection with the closing of the Blackstone Acquisition, TaskUs and TaskUs Holdings entered into a support and services agreement (the “Support and Services Agreement”) with Blackstone Capital Partners VII L.P. and Blackstone Capital Partners Asia L.P. and Blackstone Management Partners L.L.C. (“BMP”), an affiliate of our Sponsor. Under the Support and Services Agreement, we reimburse BMP and its affiliates for expenses related to support services customarily provided by Blackstone’s portfolio operations group to Blackstone’s portfolio companies, as well as healthcare-related services provided by Blackstone’s Equity Healthcare group and Blackstone’s group purchasing program. The Support and Services Agreement also requires us to, among other things, make certain information, including tax-related information, books and records of TaskUs and its subsidiaries, and access to officers, directors and auditors, available to Blackstone and to indemnify BMP and its affiliates against certain claims.

We made payments of $0.3 million and $0.1 million pursuant to the Support and Services Agreement in the years ended December 31, 2020 and 2019, respectively, and less than $0.1 million during the three-months period ended March 31, 2021.

Certain Commercial Transactions

Our Sponsor and its affiliates have ownership interests in a broad range of companies. We have entered and may in the future enter into commercial transactions in the ordinary course of our business with some of these companies, including the sale of goods and services and the purchase of goods and services. None of these transactions or arrangements has been or is expected to be material to us. During the year ended December 31, 2020, we made payments of $0.2 million to Mphasis Limited, and during the three-month period ended March 31, 2021, we made payments of $0.4 million to Alight Solutions, entities in which our Sponsor had an interest that provide us with certain consulting and implementation services.

During the three-month period ended March 31, 2021, we received payments of $0.3 million from Vivint Group, $0.1 million from North American Bancard, and $0.2 million from Custom Ink, entities in which our Sponsor had an interest that are our customers.

In addition, we have entered and may enter into transactions in the ordinary course of business with entities in which other related persons have interests. None of these transactions or arrangements has been or is expected to be material to us. During the year ended December 31, 2020, we made payments of $0.3 million to InGroup Consulting Services LLP, a transformation consulting firm for which Mr. Kumar, one of our directors, serves as managing partner, and no such payments were made during the three months period ended March 31, 2021.

Other Matters

In connection with the Blackstone Acquisition, we expect to receive approximately $3.6 million in certain tax benefits which we have agreed to pay in cash to the historical owners of our business as and when we receive such any such benefits. We estimate that over $2.5 million of such amount will be payable to our Co-Founders.

Statement of Policy Regarding Transactions with Related Persons

Prior to the completion of this offering, our board of directors will adopt a written statement of policy regarding transactions with related persons, which we refer to as our “related person policy.” Our related person policy requires that a “related person” (as defined in paragraph (a) of Item 404 of Regulation S-K) must promptly disclose to our general counsel any “related person transaction” (defined as any transaction that is anticipated would be reportable by us under Item 404(a) of Regulation S-K in which we were or are to be a participant and the amount involved exceeds $120,000 and in which any related person had or will have a direct or indirect material interest) and all material facts with respect thereto. Our general counsel will then promptly communicate that information to our board of directors. No related person transaction entered into following this offering will be executed without the approval or ratification of our board of directors or a duly authorized committee of our board of directors composed entirely of independent members of our board of directors.

Indemnification of Directors and Officers

Our amended and restated bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by the DGCL. In addition, our amended and restated certificate of incorporation will provide that our directors will not be liable for monetary damages for breach of fiduciary duty to the fullest extent permitted by the DGCL.

There is no pending litigation or proceeding naming any of our directors or officers to which indemnification is being sought, and we are not aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

We have entered into indemnification agreements with our Co-Founders and we intend to enter into indemnification agreements with our other directors and executive officers. These agreements require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors or executive officers, we have been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy and is therefore unenforceable.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information regarding the beneficial ownership of shares of our Class A common stock and Class B common stock as of                     , 2021, after giving effect to (i) the Class B Reclassification, and the subsequent conversion of shares of Class B common stock into an equivalent number of shares of Class A common stock in connection with the sale of such shares by the selling stockholders in this offering and (ii) the effectiveness of our amended and restated certificate of incorporation by (1) the selling stockholders, (2) each person known to us to beneficially own more than 5% of our outstanding Class A common stock or Class B common stock, (3) each of our directors and named executive officers and (4) all of our directors and executive officers as a group.

The amounts and percentages of shares beneficially owned are reported on the basis of SEC regulations governing the determination of beneficial ownership of securities. Under SEC rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares voting power or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Securities that can be so acquired are deemed to be outstanding for purposes of computing such person’s ownership percentage, but not for purposes of computing any other person’s percentage. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest.

Except as otherwise indicated in the footnotes below, each of the beneficial owners has, to our knowledge, sole voting and investment power with respect to the indicated shares. Unless otherwise noted, the address of each beneficial owner is 1650 Independence Drive, Suite 100, New Braunfels, Texas 78132.

As of                    , 2021, there were             holders of record of our Class A common stock and             holders of record of our Class B common stock, after giving effect to (i) the Class B Reclassification, and the subsequent conversion of shares of Class B common stock into an equivalent number of shares of Class A common stock in connection with the sale of such shares by the selling stockholders in this offering, (ii) the effectiveness of our amended and restated certificate of incorporation and (iii) the issuance and sale by us and the sale by the selling stockholders of shares of Class A common stock in this offering.

	Common Stock Beneficially Owned Prior to this Offering					Shares Beneficially Owned After the Offering (Assuming Underwriters’ Option is Not Exercised)				% of total outstanding (assuming no exercise of option to purchase additional shares)	% of total voting power after offering (assuming no exercise of option to purchase additional shares) #	Shares Beneficially Owned After the Offering (Assuming Underwriters’ Option is Exercised)					% of total voting power after offering (assuming exercise of option to purchase additional shares) #
	Class A common stock	Class B common stock		Shares of Class A Common Stock to be Sold in the Offering		Class A common stock		Class B common stock				Class A common stock		Class B common stock		% of total outstanding (assuming exercise of option to purchase additional shares)
Name of Beneficial Owner	Number(1)%	Number	%	Excluding Exercise of Option to Purchase Additional Shares	Including Exercise of Option to Purchase Additional Shares	Number	%	Number	%			Number	%	Number	%
Principal Stockholders:
Our Sponsor(1)
Directors and Named Executive Officers:
Bryce Maddock(2)
Jaspar Weir(3)
Amit Dixit
Susir Kumar
Mukesh Mehta
Jacqueline Reses
Jarrod Johnson
Balaji Sekar
Directors and executive officers as a group (eight persons)(4)

*	Represents beneficial ownership of less than one percent (1%) of the outstanding shares of our common stock.
†

The Class B common stock is convertible at any time by the holder into shares of Class A common stock on a share-for-share basis, such that each holder of Class B common stock beneficially owns an equivalent number of Class A common stock.

#

Represents voting power with respect to all shares of our Class A common stock and Class B common stock, as a single class. Each holder of Class B common stock shall be entitled to ten votes per share of Class B common stock and each holder of Class A common stock shall be entitled to one vote per share of Class A common stock on all matters submitted to our stockholders for a vote. The Class A common stock and Class B common stock vote together as a single class on all matters submitted to a vote of our stockholders, except under limited circumstances described in “Description of Capital Stock—Class A and Class B Common Stock—Voting Rights.”

(1)

Reflects securities held directly by BCP FC Aggregator L.P. The general partner of BCP FC Aggregator L.P. is BCP VII/BCP Asia Holdings Manager (Cayman) L.L.C. The managing members of BCP VII/BCP Asia Holdings Manager (Cayman) L.L.C. are Blackstone Management Associates Asia L.P. and Blackstone Management Associates (Cayman) VII L.P. The general partners of Blackstone Management Associates Asia L.P. are BMA Asia L.L.C. and BMA Asia Ltd. The general partners of Blackstone Management Associates (Cayman) VII L.P. are BCP VII GP L.L.C. and Blackstone LR Associates (Cayman) VII Ltd. Blackstone Holdings III L.P. is the managing member of BMA Asia L.L.C., the sole member of BCP VII GP L.L.C., and the controlling shareholder of each of BMA Asia Ltd. and Blackstone LR Associates (Cayman) VII Ltd. Blackstone Holdings III GP L.P. is the general partner of Blackstone Holdings III L.P. Blackstone Holdings III GP Management L.L.C. is the general partner of Blackstone Holdings III GP L.P. The Blackstone Group Inc. is the sole member of Blackstone Holdings III GP Management L.L.C. The sole holder of the Series II preferred stock of The Blackstone Group Inc. is Blackstone Group Management L.L.C. Blackstone Group Management L.L.C. is wholly-owned by Blackstone’s senior managing directors and controlled by its founder, Stephen A. Schwarzman. Each of the Blackstone entities described in this footnote and Stephen A. Schwarzman may be deemed to beneficially own the securities directly or (indirectly controlled by such Blackstone entities or him, but each (other than BCP FC Aggregator L.P.) disclaims beneficial ownership of such securities. The address of each of such Blackstone entities and Mr. Schwarzman is c/o The Blackstone Group Inc., 345 Park Avenue, New York, New York 10154.
(2)	Reflects (i) securities held by The Maddock 2015 Irrevocable Trust and (ii) securities held by The Bryce Maddock Family Trust. Mr. Maddock is the trustee of both trusts.
(3)	Reflects (i) securities held by The Weir 2015 Irrevocable Trust and (ii) securities held by the Jasper Weir Family Trust. Mr. Weir is the trustee of both trusts.
(4)

Percentages of shares beneficially owned by all directors and executive officers as a group does not give effect to shares of Class A common stock that such directors and executive officers and their family members may purchase as part of the directed share program. See “Underwriting (Conflicts of Interest)—Directed Share Program.”

DESCRIPTION OF CERTAIN INDEBTEDNESS

The following is a summary of the material terms of certain indebtedness of us and our subsidiaries. The summary is qualified in its entirety by reference to the full text of the agreements governing the terms of such indebtedness, which are filed as exhibits to the registration statement of which this prospectus is a part.

Senior Secured Credit Facilities

On September 25, 2019, our subsidiaries TU MidCo, Inc., a Delaware corporation, and TU BidCo, Inc., a Delaware corporation, entered into the Credit Agreement (the “2019 Credit Agreement”) providing for the credit facilities consisting of (i) a $210.0 million term loan facility which matures on September 25, 2024 (the “Term Loan Facility”) and (ii) a $40.0 million revolving credit facility which matures on September 25, 2024 (the “Revolving Credit Facility”; together with the Term Loan Facility, the “2019 Credit Facilities”). The Revolving Credit Facility is available for general corporate purposes and includes a letter of credit sub-facility of up to $15.0 million. The 2019 Credit Facilities include an uncommitted incremental facility, which, subject to certain conditions, would provide for additional term loan facilities, an increase in commitments under the Term Loan Facility and/or an increase in commitments under the Revolving Credit Facility, in an aggregate amount of up to $75.0 million (which may increase based on consolidated EBITDA (as defined in the 2019 Credit Agreement)) plus additional amounts based on achievement of a certain consolidated total net leverage ratio. On April 30, 2021, we entered into Amendment No. 1 to Credit Agreement with the existing lenders providing for $50.0 million incremental revolving credit commitments on the same terms as the existing Revolving Credit Facility.

As of March 31, 2021, we had $203.7 million outstanding under the Term Loan Facility, net of debt financing fees, and $39.9 million of outstanding borrowings under the Revolving Credit Facility.

Interest Rate and Fees

The Term Loan Facility and the Revolving Credit Facility each bear interest on the outstanding principal amount thereof at a rate per annum equal to, at our option, either (a) LIBOR plus 2.25%, subject to a LIBOR floor of 0% per annum or (b) a base rate plus 1.25%, subject to a LIBOR floor of 1% per annum . The 2019 Credit Agreement provides for the use of an alternate rate to LIBOR in the event LIBOR is phased-out.

We are required to repay the Term Loan Facility, in equal quarterly installments in an aggregate annual amount equal to (i) 1.0% per annum of the original principal amount of the initial term loan in the first year, (ii) 2.5% per annum of the original principal amount of the initial term loan in the second year, (iii) 5.0% per annum of the original principal amount of the initial term loan in the third year, (iv) 7.5% per annum of the original principal amount of the initial term loan in the fourth year and (v) 10.0% per annum of the original principal amount of the initial term loan in the fifth year, with the balance payable on the maturity date.

In addition to paying interest on outstanding principal amounts under the 2019 Credit Facilities, we are required to pay a commitment fee equal to 0.40% of the average daily amount of the undrawn commitments under the Revolving Credit Facility. We are also required to pay a fronting fee equal to 0.125% of the aggregate face amount of outstanding letters of credit, payable in arrears at the end of each quarter and upon the termination of the Revolving Credit Facility.

Mandatory Prepayments

Subject to certain exceptions and limitations, we are required to prepay the Term Loan Facility with: (a) 100% of the net cash proceeds from non-permitted debt incurrences and (b) 100% of the net cash proceeds, subject to a stepdown to 0% if our consolidated total net leverage ratio is equal to or less than 1.50 to 1.00, from certain non-ordinary course asset sales or from a casualty or condemnation recovery event, subject to customary exceptions and reinvestment rights.

Security and Guarantees

Our obligations under the 2019 Credit Facilities are guaranteed by TU MidCo, Inc. and the material wholly-owned domestic subsidiaries of TU BidCo, Inc., subject to certain exceptions. All obligations under the 2019 Credit Facilities and the related guarantees are secured by a first priority lien on substantially all of the tangible and intangible assets of TU BidCo, Inc. and the guarantors under the 2019 Credit Agreement (including, without limitation, all of the equity interests in TU BidCo, Inc. held by TU MidCo, Inc.), in each case, subject to permitted liens and certain exceptions (including equity interests of first-tier foreign subsidiaries limited to 65% of the voting equity interests in such subsidiaries).

Covenants

The 2019 Credit Agreement contains customary affirmative and negative covenants, including limitations on indebtedness (including guarantee obligations); limitations on liens; limitations on restricted payments; limitations on acquisitions, investments, loans and advances; limitations on sales, dispositions or other transfers of assets; limitations on optional payments and modifications of subordinated debt in a manner that materially adversely affects the rights of the lenders; limitations on transactions with affiliates and a passive holding company covenant. In addition, the 2019 Credit Agreement contains a financial maintenance covenant, which is tested for each fiscal quarter, requiring us to comply with a maximum consolidated total net leverage ratio of 4.00 to 1.00, with step-downs to 3.75 to 1.00 on December 31, 2021 and 3.50 to 1.00 on December 31, 2022, calculated as the ratio of (i) consolidated total net debt (as defined in the 2019 Credit Agreement), net of unrestricted cash, to (ii) consolidated EBITDA (as defined in the 2019 Credit Agreement).

Events of Default

Events of default under the 2019 Credit Agreement include, among other things, nonpayment of principal when due; nonpayment of interest, fees or other amounts after a grace period; material inaccuracy of representations and warranties; violation of covenants (subject, in the case of certain affirmative covenants, to a grace period); cross payment default and cross-acceleration to material debt; bankruptcy events; certain ERISA events; material judgments; change of control; and actual or asserted invalidity of the 2019 Credit Agreement and non-perfection of the security interest on any material portion of the collateral.

DESCRIPTION OF CAPITAL STOCK

In connection with this offering, we will amend and restate our certificate of incorporation and our bylaws. The following is a description of the material terms of, and is qualified in its entirety by, our amended and restated certificate of incorporation and amended and restated bylaws, each of which will be in effect upon the consummation of this offering, the forms of which are filed as exhibits to the registration statement of which this prospectus forms a part. Under “Description of Capital Stock,” “we,” “us,” “our” and “our company” refer to TaskUs, Inc. and not to any of its subsidiaries.

Our purpose is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the DGCL. Upon the consummation of this offering, our authorized capital stock will consist of             shares of Class A common stock, par value $0.01 per share,             shares of Class B common stock, par value $0.01 per share, and             shares of preferred stock, par value $0.01 per share. No shares of preferred stock will be issued or outstanding immediately after the public offering contemplated by this prospectus. Unless our board of directors determines otherwise, we will issue all shares of our capital stock in uncertificated form.

Class A and Class B Common Stock

We have two classes of authorized common stock: Class A common stock and Class B common stock. The rights of the holders of Class A common stock and Class B common stock are identical, except with respect to voting, transfer and conversion.

Voting Rights. Holders of our Class A common stock are entitled to one vote for each share held of record on all matters on which stockholders are entitled to vote generally. Holders of our Class B common stock are entitled to ten vote for each share held of record on all matters on which stockholders are entitled to vote generally. The holders of our Class A common stock and Class B common stock will generally vote together as a single class on all matters submitted to a vote of our stockholders (including the election or removal of directors elected by our stockholders), unless otherwise required by Delaware law or our amended and restated certificate of incorporation. Holders of our common stock, however, are not entitled to vote upon any amendment to our amended and restated certificate of incorporation that relates solely to the terms of one or more outstanding series of preferred stock if the holders of one or more series of our preferred stock are entitled to vote as a separate class on such amendment under our amended and restated certificate of incorporation or applicable law. The holders of our common stock do not have cumulative voting rights in the election of directors. Upon our liquidation, dissolution, or winding up and after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of our common stock will be entitled to receive pro rata our remaining assets available for distribution. Holders of our common stock do not have preemptive, subscription, redemption, or conversion rights under our amended and restated certificate of incorporation, except for the conversion of Class B common stock described below. The common stock will not be subject to further calls or assessment by us. There will be no redemption or sinking fund provisions applicable to the common stock. All shares of our common stock that will be outstanding at the time of the completion of the offering will be fully paid and non-assessable. The rights, powers, preferences, and privileges of holders of our common stock will be subject to those of the holders of any shares of our preferred stock that we may authorize and issue in the future.

Conversion of Class B Common Stock. Each share of Class B common stock is convertible at any time into one share of Class A common stock. Each share of our Class B common stock will convert automatically upon any transfer, whether or not for value, which occurs after the closing of this offering, except for certain permitted transfers described in our amended and restated certificate of incorporation, including transfers to family members, trusts solely for the benefit of the holder of Class B common stock or their family members, and partnerships, corporations, and other entities exclusively owned by the holder of Class B common stock or their family members, as well as affiliates, subject to certain exceptions. In addition, each share of our Class B common stock will convert automatically upon the earlier of (i) seven years from the filing and effectiveness of our amended and restated certificate of incorporation in connection with this offering and (ii) (x) with respect to our Sponsor, the first date on which the aggregate number of shares of our Class B common stock held by our Sponsor ceases to represent at least 5% of the aggregate number of our outstanding shares of common stock and (y) with respect to each Co-Founder, the first date on which the aggregate number of shares of our Class B common stock held by such Co-Founder ceases to represent at least 5% of the aggregate number of our outstanding shares of common stock.

Preferred Stock

Our amended and restated certificate of incorporation authorizes our board of directors to establish one or more series of preferred stock (including convertible preferred stock). Unless required by law or by any stock exchange, and subject to the terms of our amended and restated certificate of incorporation, the authorized shares of preferred stock will be available for issuance without further action by holders of our common stock. Our board of directors is authorized to determine, with respect to any series of preferred stock, the powers (including voting powers), preferences and relative participating, optional or other special rights, and the qualifications, limitations, or restrictions thereof, including, without limitation:

•	the designation of the series;

•

the number of shares of the series, which our board of directors may, except where otherwise provided in the preferred stock designation, increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares then outstanding);

•	whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

•	the dates at which dividends, if any, will be payable on shares of such series;

•	the redemption rights and price or prices, if any, for shares of the series;

•	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

•	the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of our affairs or other event;

•

whether the shares of the series will be convertible into shares of any other class or series, or any other security, of us or any other entity, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible, and all other terms and conditions upon which the conversion may be made;

•	restrictions on the issuance of shares of the same series or of any other class or series of our capital stock; and

•	the voting rights, if any, of the holders of the series.

We could issue a series of preferred stock that could, depending on the terms of the series, impede or discourage an acquisition attempt or other transaction that some, or a majority, of the holders of our common stock might believe to be in their best interests or in which the holders of our common stock might receive a premium over the market price of the shares of our common stock. Additionally, the issuance of preferred stock may adversely affect the rights of holders of our common stock by restricting dividends on the common stock, diluting the voting power of the common stock, or subordinating the rights of the common stock to distributions to the holders of preferred stock upon a liquidation, dissolution or winding up or other event. As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of our common stock.

Dividends

The DGCL permits the directors, subject to any restriction in the certificate of incorporation, to declare and pay dividends out of the corporation’s “surplus” or, if there is no “surplus,” out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. “Surplus” is defined as the excess of the net assets of the corporation over the amount determined to be the capital of the corporation. The capital of the corporation is typically an amount equal to (and cannot be less than) the aggregate par value of all issued shares of capital stock. Net assets is calculated to be the amount by which the fair value of the total assets of the corporation exceeds its total liabilities, and capital and surplus are not liabilities for such purpose. The DGCL also provides that dividends may not be paid out of net profits if, after the payment of the dividend, the remaining capital would be less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets. Declaration and payment of any dividend will be subject to the discretion of our board of directors.

We have no current plans to pay dividends on our common stock following this offering. Any decision to declare and pay dividends in the future will be made at the sole discretion of our board of directors and will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions and other factors that our board of directors may deem relevant. Because we are a holding company and have no direct operations, we will only be able to pay dividends from funds we receive from our subsidiaries. In addition, our ability to pay dividends will be limited by covenants in our existing indebtedness and may be limited by the agreements governing any indebtedness we or our subsidiaries may incur in the future. See “Dividend Policy.”

Annual Stockholder Meetings

Our amended and restated bylaws provide that annual stockholder meetings will be held at a date, time, and place, if any, as exclusively selected by our board of directors. To the extent permitted under applicable law, we may conduct meetings by remote communications, including by webcast.

Anti-Takeover Effects of Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws and Certain Provisions of Delaware Law

Our amended and restated certificate of incorporation, amended and restated bylaws, and the DGCL contain provisions which are summarized in the following paragraphs and that are intended to enhance the likelihood of continuity and stability in the composition of our board of directors. These provisions are intended to avoid costly takeover battles, reduce our vulnerability to a hostile or abusive change of control and enhance the ability of our board of directors to maximize stockholder value in connection with any unsolicited offer to acquire us. However, these provisions may have an anti-takeover effect and may delay, deter or prevent a merger or acquisition of the Company by means of a tender offer, a proxy contest or other takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the prevailing market price for the shares of Class A common stock held by stockholders.

Authorized but Unissued Capital Stock

Delaware law does not require stockholder approval for any issuance of shares that are authorized and available for issuance. However, the listing requirements of Nasdaq, which would apply so long as our Class A common stock remains listed on Nasdaq, require stockholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power of our capital stock or then outstanding number of shares of Class A common stock. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital, or to facilitate acquisitions.

Our board of directors may generally issue shares of one or more series of preferred stock on terms calculated to discourage, delay or prevent a change of control of the Company or the removal of our management. Moreover, our authorized but unissued shares of preferred stock will be available for future issuances in one or more series without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, to facilitate acquisitions and employee benefit plans.

One of the effects of the existence of authorized and unissued and unreserved Class A common stock or preferred stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive our stockholders of opportunities to sell their shares of Class A common stock at prices higher than prevailing market prices.

Classified Board of Directors

Our amended and restated certificate of incorporation provides that, subject to the right of holders of any series of preferred stock, our board of directors will be divided into three classes of directors, as nearly equal in number as possible, and with the directors serving staggered three-year terms, with only one class of directors being elected at each annual meeting of stockholders. As a result, approximately one-third of our board of directors will be elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our board of directors. Our amended and restated certificate of incorporation and amended and restated bylaws provide that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances and the terms of our stockholders agreement, the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by the board of directors.

Business Combinations

We have opted out of Section 203 of the DGCL; however, our amended and restated certificate of incorporation contains similar provisions providing that we may not engage in certain “business combinations” with any “interested stockholder” for a three-year period following the time that the stockholder became an interested stockholder, unless:

•	prior to such time, our board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding certain shares; or

•

at or subsequent to that time, the business combination is approved by our board of directors and by the affirmative vote of holders of at least 66 2⁄3% of our outstanding voting stock that is not owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who owns 15% or more of our outstanding voting stock or is an affiliate or associate of us and was the owner of 15% or more of our outstanding voting stock at the date of termination, and their affiliates and associates. For purposes of this section only, “voting stock” has the meaning given to it in Section 203 of the DGCL.

Under certain circumstances, this provision will make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with us for a three-year period. This provision may encourage companies interested in acquiring us to negotiate in advance with our board of directors because the stockholder approval requirement would be avoided if our board of directors approves either the business combination or the transaction that results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in our board of directors and may make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Our amended and restated certificate of incorporation provides that our Sponsor and its affiliates, and any of their respective direct or indirect transferees, and any group as to which such persons are a party, do not constitute “interested stockholders” for purposes of this provision.

Removal of Directors; Vacancies and Newly Created Directorships

Under the DGCL, unless otherwise provided in our amended and restated certificate of incorporation, directors serving on a classified board may be removed by the stockholders only for cause. Our amended and restated certificate of incorporation provides that the directors divided into classes may be removed with or without cause upon the affirmative vote of a majority in voting power of all outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class; provided, however, at any time when our Sponsor and its affiliates beneficially own, in the aggregate, less than 30% of the total voting power of all then outstanding shares of our stock entitled to vote generally in the election of directors, directors may only be removed for cause, and only upon the affirmative vote of holders of at least 66 2⁄3% of the voting power of all the then outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class; provided further, however, that specified directors designated pursuant to the stockholders agreement may not be removed without cause without the consent of the designating party. In addition, our amended and restated certificate of incorporation provides that, subject to the rights granted to one or more series of preferred stock then outstanding or the rights granted under the stockholders agreement with our Sponsor, any newly created directorship on the board of directors that results from an increase in the number of directors and any vacancies on our board of directors will be filled only by the affirmative vote of a majority of the remaining directors, even if less than a quorum, by a sole remaining director or by the stockholders; provided, however, at any time when our Sponsor and its affiliates beneficially own, in the aggregate, less than 30% of the total voting power of all then outstanding shares of stock of the Company entitled to vote generally in the election of directors, any newly created directorship on the board of directors that results from an increase in the number of directors and any vacancy occurring in the board of directors may only be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director (and not by the stockholders) (other than directors elected by the holders of any series of preferred stock, by voting separately as a series or together with one or more series, as the case may be).

No Cumulative Voting

Under Delaware law, the right to vote cumulatively does not exist unless the certificate of incorporation specifically authorizes cumulative voting. Our amended and restated certificate of incorporation does not authorize cumulative voting. Therefore, stockholders holding a majority in voting power of the shares of our stock entitled to vote generally in the election of directors will be able to elect all of our directors.

Special Stockholder Meetings

Our amended and restated certificate of incorporation provides that special meetings of our stockholders may be called at any time only by or at the direction of the board of directors or the chairman of the board of directors; provided, however, at any time when our Sponsor and its affiliates beneficially own, in the aggregate, at least 30% of the total voting power of all then outstanding shares of stock entitled to vote generally in the election of directors, special meetings of our stockholders shall also be called by the board of directors or the chairman of the board of directors at the request of our Sponsor and its affiliates. Our amended and restated bylaws prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deterring, delaying, or discouraging hostile takeovers, or changes in control or management of the Company.

Director Nominations and Stockholder Proposals

Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with advance notice requirements and provide us with certain information. Generally, to be timely, a stockholder’s notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the immediately preceding annual meeting of stockholders (which date shall, for purposes of our first annual meeting of stockholders after this offering, be deemed to have occurred on June 1, 2021). Our amended and restated bylaws also specify requirements as to the form and content of a stockholder’s notice. These provisions will not apply to our Sponsor and its affiliates so long as the stockholders agreement remains in effect. Our amended and restated bylaws allow the chairman of the meeting at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings that may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions may also defer, delay, or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to influence or obtain control of the Company.

Stockholder Action by Written Consent

Our amended and restated certificate of incorporation will provide that any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice, and without a vote if a consent or consents in writing, setting forth the action so taken, is or are signed by the stockholder designated pursuant to our stockholders agreement and holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted. Our amended and restated certificate of incorporation will prohibit stockholder action by written consent in lieu of a meeting of stockholders at any time our Sponsors and its affiliates own, in the aggregate, less than 30% in voting power of our stock entitled to vote generally in the election of directors; provided that any action required or permitted to be taken by the holders of preferred stock, voting separately as a series or separately as a class with one or more other such series, may be taken without a meeting, without prior notice and without a vote, to the extent expressly so provided by the applicable certificate of designation relating to such series of preferred stock.

Supermajority Provisions

Our amended and restated certificate of incorporation and amended and restated bylaws will provide that the board of directors is expressly authorized to make, alter, amend, change, add to, rescind, or repeal, in whole or in part, our bylaws without a stockholder vote in any matter not inconsistent with the laws of the State of Delaware or our amended and restated certificate of incorporation. For as long as our Sponsor and its affiliates beneficially own, in the aggregate, at least 30% of the total voting power of all then outstanding shares of our stock entitled to vote generally in the election of directors, any amendment, alteration, change, addition, or repeal of our bylaws by our stockholders requires the affirmative vote of a majority in voting power of the outstanding shares of our stock present in person or represented by proxy at the meeting and entitled to vote on such amendment, alteration, rescission or repeal. At any time when our Sponsor and its affiliates beneficially own, in the aggregate, less than 30% in voting power of our stock entitled to vote generally in the election of directors, any amendment, alteration, rescission, or repeal of our bylaws by our stockholders requires the affirmative vote of the holders of at least 66 2⁄3% of the total voting power of all then outstanding shares of our stock entitled to vote thereon, voting together as a single class.

The DGCL provides generally that the affirmative vote of a majority of the outstanding shares entitled to vote thereon, voting together as a single class, is required to amend a corporation’s certificate of incorporation, unless the certificate of incorporation requires a greater percentage.

Our amended and restated certificate of incorporation will provide that at any time when our Sponsor and its affiliates beneficially own, in the aggregate, less than 30% in voting power of our stock entitled to vote generally in the election of directors, the following provisions in our amended and restated certificate of incorporation may be amended, altered, repealed or rescinded only by the affirmative vote of the holders of at least 66 2⁄3% in voting power of all the then outstanding shares of our stock entitled to vote thereon, voting together as a single class:

•	the provision requiring a 66 2⁄3% supermajority vote for stockholders to amend our amended and restated bylaws;

•	the provisions providing for a classified board of directors (the election and term of our directors);

•	the provisions regarding resignation and removal of directors;

•	the provisions regarding competition and corporate opportunities;

•	the provisions regarding entering into business combinations with interested stockholders;

•	the provisions regarding stockholder action by written consent;

•	the provisions regarding calling special meetings of stockholders;

•	the provisions regarding filling vacancies on our board of directors and newly created directorships;

•	the provisions eliminating monetary damages for breaches of fiduciary duty by a director;

•	the provisions regarding forum selection; and

•	the amendment provision requiring that the above provisions be amended only with a 66 2⁄3% supermajority vote.

The combination of the classification of our board of directors, the lack of cumulative voting and the supermajority voting requirements will make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Because our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management.

These provisions may have the effect of deterring hostile takeovers or delaying or preventing changes in control of us or our management, such as a merger, reorganization or tender offer. These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of the Company. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions are also intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. Such provisions may also have the effect of preventing changes in management.

Dissenters’ Rights of Appraisal and Payment

Under the DGCL, with certain exceptions, our stockholders will have appraisal rights in connection with a merger or consolidation in which we are a constituent entity. Pursuant to the DGCL, stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.

Stockholders’ Derivative Actions

Under the DGCL, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of our shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law. To bring such an action, the stockholder must otherwise comply with Delaware law regarding derivative actions.

Exclusive Forum

Our amended and restated certificate of incorporation will provide that unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for any (i) derivative action or proceeding brought on behalf of our Company, (ii) action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, employee or stockholder of our Company to the Company or the Company’s stockholders, (iii) action asserting a claim against the Company or any current or former director, officer, employee or stockholder of the Company arising pursuant to any provision of the DGCL or our amended and restated certificate of incorporation or our amended and restated bylaws, or (iv) action asserting a claim against the Company or any director, officer, employee or stockholder of the Company governed by the internal affairs doctrine of the law of the State of Delaware. Our amended and restated certificate of incorporation will further provide that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the federal securities laws of the United States of America. Our amended and restated certificate of incorporation will provide that, to the fullest extent permitted by law, any person or entity purchasing or otherwise acquiring or holding any interest in shares of capital stock of the Company shall be deemed to have notice of and to have provided consent to the forum provisions in our amended and restated certificate of incorporation. However, we note that there is uncertainty as to whether a court would enforce our forum selection provisions and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Conflicts of Interest

Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. Our amended and restated certificate of incorporation will, to the maximum extent permitted from time to time by Delaware law, renounce any interest or expectancy that we have in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to our officers, directors or stockholders or their respective affiliates, other than those officers, directors, stockholders or affiliates who are our or our subsidiaries’ employees. Our amended and restated certificate of incorporation will provide that, to the fullest extent permitted by law, none of our Sponsor or any of its affiliates or any director who is not employed by us (including any non-employee director who serves as one of our officers in both his or her director and officer capacities) or his or her affiliates will have any duty to refrain from (i) engaging in a corporate opportunity in the same or similar lines of business in which we or our affiliates now engage or propose to engage or (ii) otherwise competing with us or our affiliates. In addition, to the fullest extent permitted by law, in the event that our Sponsor or any non-employee director acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself, himself or herself or its, his or her affiliates or for us or our affiliates, such person will have no duty to communicate or offer such transaction or business opportunity to us or any of our affiliates and they may take any such opportunity for themselves or offer it to another person or entity. Our amended and restated certificate of incorporation will not renounce our interest in any business opportunity that is expressly offered to a non-employee director solely in his or her capacity as a director or officer of the Company. To the fullest extent permitted by law, no business opportunity will be deemed to be a potential corporate opportunity for us unless we would be permitted to undertake the opportunity under our amended and restated certificate of incorporation, we have sufficient financial resources to undertake the opportunity and the opportunity would be in line with our business.

Limitations on Liability and Indemnification of Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. Our amended and restated certificate of incorporation includes a provision that eliminates the personal liability of directors for monetary damages to the corporation or its stockholders for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of these provisions is to eliminate the rights of us and our stockholders, whether directly or through a suit brought derivatively on our behalf, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, exculpation does not apply to any director if the director has breached such director’s duty of loyalty, acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends, redemptions or repurchases or derived an improper benefit from his or her actions as a director.

Our amended and restated bylaws generally provide that we must indemnify and advance expenses to our directors and officers to the fullest extent authorized by the DGCL. We also are expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification and advancement provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability, indemnification and advancement provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Transfer Agent and Registrar

The transfer agent and registrar for shares of our common stock will be Broadridge Corporate Issuer Solutions, Inc.

Listing

We have applied to have our Class A common stock approved for listing on Nasdaq under the symbol “TASK.”

MATERIAL UNITED STATES FEDERAL INCOME AND ESTATE

TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following is a summary of material United States federal income and estate tax consequences of the purchase, ownership and disposition of our Class A common stock as of the date hereof. Except where noted, this summary deals only with Class A common stock that is held as a capital asset by a non-U.S. holder (as defined below).

A “non-U.S. holder” means a beneficial owner of our Class A common stock (other than an entity treated as a partnership for United States federal income tax purposes) that is not, for United States federal income tax purposes, any of the following:

•	an individual citizen or resident of the United States;

•

a corporation (or any other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•

a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This summary is based upon provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in United States federal income and estate tax consequences different from those summarized below. This summary does not address all aspects of United States federal income and estate taxes and does not deal with foreign, state, local or other tax considerations that may be relevant to non-U.S. holders in light of their particular circumstances. In addition, it does not represent a detailed description of the United States federal income and estate tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws (including if you are a United States expatriate, foreign pension fund, “controlled foreign corporation,” “passive foreign investment company” or a partnership or other pass-through entity for United States federal income tax purposes). We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) holds our Class A common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our Class A common stock, you should consult your tax advisors.

This discussion is not tax advice. Investors should consult their tax advisors with respect to the application of the United States federal income tax laws to their particular situations as well as any tax consequences of the purchase, ownership and disposition of our Class A common stock arising under the United States federal estate or gift tax laws or under the laws of any state, local or non-U.S. taxing jurisdiction or under any applicable income tax treaty.

Dividends

In the event that we make a distribution of cash or other property (other than certain pro rata distributions of our stock) in respect of our Class A common stock, the distribution generally will be treated as a dividend for United States federal income tax purposes to the extent it is paid from our current or accumulated earnings and profits, as determined under United States federal income tax principles. Any portion of a distribution that exceeds our current and accumulated earnings and profits generally will be treated first as a tax-free return of capital, causing a reduction in the adjusted tax basis of a non-U.S. holder’s Class A common stock, and to the extent the amount of the distribution exceeds a non-U.S. holder’s adjusted tax basis in our Class A common stock, the excess will be treated as gain from the disposition of our Class A common stock (the tax treatment of which is discussed below under “—Gain on Disposition of Class A Common Stock”).

Dividends paid to a non-U.S. holder generally will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States (and, if required by an applicable income tax treaty, are attributable to a United States permanent establishment or fixed base) are not subject to the withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such dividends are subject to United States federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person as defined under the Code. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

A non-U.S. holder who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will be required (a) to provide the applicable withholding agent with a properly executed IRS Form W-8BEN or Form W-8BEN-E (or other applicable form) certifying under penalty of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits or (b) if our Class A common stock is held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable United States Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities rather than corporations or individuals.

A non-U.S. holder eligible for a reduced rate of United States federal withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Gain on Disposition of Class A Common Stock

Subject to the discussion of backup withholding below, any gain realized by a non-U.S. holder on the sale or other disposition of our Class A common stock generally will not be subject to United States federal income tax unless:

•

the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment or fixed base of the non-U.S. holder);

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•	we are or have been a “United States real property holding corporation” for United States federal income tax purposes and certain other conditions are met.

A non-U.S. holder described in the first bullet point immediately above will be subject to tax on the gain derived from the sale or other disposition in the same manner as if the non-U.S. holder were a United States person as defined under the Code. In addition, if any non-U.S. holder described in the first bullet point immediately above is a foreign corporation, the gain realized by such non-U.S. holder may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. An individual non-U.S. holder described in the second bullet point immediately above will be subject to a

30% (or such lower rate as may be specified by an applicable income tax treaty) tax on the gain derived from the sale or other disposition, which gain may be offset by United States source capital losses even though the individual is not considered a resident of the United States.

Generally, a corporation is a “United States real property holding corporation” if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business (all as determined for United States federal income tax purposes). We believe we are not and do not anticipate becoming a “United States real property holding corporation” for United States federal income tax purposes.

Federal Estate Tax

Class A common stock held by an individual non-U.S. holder at the time of death will be included in such holder’s gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

Distributions paid to a non-U.S. holder and the amount of any tax withheld with respect to such distributions generally will be reported to the IRS. Copies of the information returns reporting such distributions and any withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

A non-U.S. holder will not be subject to backup withholding on dividends received if such holder certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code), or such holder otherwise establishes an exemption.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale or other disposition of our Class A common stock made within the United States or conducted through certain United States-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code), or such owner otherwise establishes an exemption.

Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a non-U.S. holder’s United States federal income tax liability provided the required information is timely furnished to the IRS.

Additional Withholding Requirements

Under Sections 1471 through 1474 of the Code (such Sections commonly referred to as “FATCA”), a 30% United States federal withholding tax may apply to any dividends paid on our Class A common stock to (i) a “foreign financial institution” (as specifically defined in the Code) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA, or (y) its compliance (or deemed compliance) with FATCA (which may alternatively be in the form of compliance with an intergovernmental agreement with the United States) in a manner which avoids withholding, or (ii) a “non-financial foreign entity” (as specifically defined in the Code) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA, or (y) adequate information regarding certain substantial United States beneficial owners of such entity (if any). Under proposed United States Treasury regulations promulgated by the Treasury Department on December 13, 2018, which state that taxpayers may rely on the proposed Treasury regulations until final Treasury regulations are issued, this withholding tax will not apply to the gross proceeds from the sale or disposition of our Class A common stock. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. If a dividend payment is both subject to withholding under FATCA and subject to the withholding tax discussed above under “—Dividends,” the withholding under FATCA may be credited against, and therefore reduce, such other withholding tax. You should consult your own tax advisors regarding these requirements and whether they may be relevant to your ownership and disposition of our Class A common stock.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for shares of our Class A common stock. We cannot predict the effect, if any, future sales of shares of Class A common stock, or the availability for future sale of shares of Class A common stock, will have on the market price of shares of our Class A common stock prevailing from time to time. The sale of substantial amounts of shares of our Class A common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of shares of our Class A common stock and could impair our future ability to raise capital through the sale of our equity or equity-related securities at a time and price that we deem appropriate. See “Risk Factors—Risks Related to this Offering and Ownership of our Class A Common Stock—If we or our existing investors sell additional shares of our Class A common stock after this offering, or are perceived by the market as intending to sell them, the market price of our Class A common stock could decline.”

Upon completion of this offering, after giving effect to (i) the Class B Reclassification, and the subsequent conversion of                 shares of Class B common stock into an equivalent number of shares of Class A common stock in connection with the sale of such shares by the selling stockholders in this offering, and (ii) the effectiveness of our amended and restated certificate of incorporation, we will have a total of                    shares of our Class A common stock outstanding (or             shares of our Class A common stock outstanding if the underwriters exercise their option to purchase additional shares of our Class A common stock in full) and a total of             shares of our Class B common stock outstanding (or                     shares of our Class B common stock outstanding if the underwriters exercise their option to purchase additional shares of our Class A common stock in full). All of the outstanding shares of our Class A common stock will be sold in this offering and will be freely tradable without restriction or further registration under the Securities Act, except that any shares held by our affiliates, as that term is defined under Rule 144 of the Securities Act, may be sold only in compliance with the limitations described below. The outstanding                    shares of Class B common stock held by our pre-IPO owners and management after this offering (or                    shares if the underwriters exercise their option to purchase additional shares in full) will be deemed restricted securities under Rule 144 and may be sold in the public market only if registered or if they qualify for an exemption from registration, including the exemption pursuant to Rule 144 which we summarize below.

We intend to file one or more registration statements on Form S-8 under the Securities Act to register shares of our common stock or securities convertible into or exchangeable for shares of our common stock issued pursuant to our 2019 Stock Incentive Plan and our Omnibus Incentive Plan. Any such Form S-8 registration statements will automatically become effective upon filing. Accordingly, shares registered under such registration statements will be available for sale in the open market. We expect that the initial registration statement on Form S-8 will cover                    shares of our common stock.

Registration Rights

In connection with this offering, we expect to enter into a registration rights agreement with our Sponsor and our Co-Founders, which will provide for customary “demand” registrations and “piggyback” registration rights. The registration rights agreement will also provide that we will pay certain expenses relating to such registrations and indemnify the registration rights holders against (or make contributions in respect of) certain liabilities which may arise under the Securities Act. Securities registered under any such registration statement will be available for sale in the open market unless restrictions apply. See “Certain Relationships and Related Person Transactions—Registration Rights Agreement.”

Lock-Up Agreements

We have agreed, subject to enumerated exceptions, that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or publicly file with the SEC a registration statement under the Securities Act relating to, any shares of our Class A or Class B common stock or securities convertible into or exchangeable or exercisable for any shares of our Class A or Class B common stock, or publicly disclose the intention to make any such offer, sale, pledge, disposition or filing, without the prior written consent of Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC for a period of 180 days after the date of this prospectus.

Our officers, directors and certain of our pre-IPO owners, including the selling stockholders, have agreed, subject to enumerated exceptions, that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC for a period of 180 days after the date of this prospectus.

Rule 144

In general, under Rule 144, as currently in effect, a person who is not deemed to be our affiliate for purposes of Rule 144 or to have been one of our affiliates at any time during the three months preceding a sale and who has beneficially owned the shares of Class A common stock proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares of Class A common stock without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares of Class A common stock proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person is entitled to sell those shares of Class A common stock without complying with any of the requirements of Rule 144. In general, six months after the effective date of the registration statement of which this prospectus forms a part, under Rule 144, as currently in effect, our affiliates or persons selling shares of Class A common stock on behalf of our affiliates are entitled to sell, within any three-month period, a number of shares of Class A common stock that does not exceed the greater of (1) 1% of the number of shares of Class A common stock then outstanding and (2) the average weekly trading volume of the shares of Class A common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale. Sales under Rule 144 by our affiliates or persons selling shares of Class A common stock on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

UNDERWRITING

We, the selling stockholders and the underwriters named below have entered into an underwriting agreement with respect to the shares offered by us and the selling stockholders. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman Sachs & Co. LLC
J.P. Morgan Securities LLC
BofA Securities, Inc.
Morgan Stanley & Co. LLC
Robert W. Baird & Co. Incorporated
RBC Capital Markets, LLC
Wells Fargo Securities, LLC
William Blair & Company, L.L.C.
Blackstone Securities Partners L.P.
TD Securities (USA) LLC
BTIG, LLC
Fifth Third Securities, Inc.
AmeriVet Securities, Inc.
Blaylock Van, LLC
C.L. King & Associates, Inc.
Penserra Securities LLC
Total

The underwriters are committed to take and pay for all of the shares offered by us and the selling stockholders, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

The underwriters have an option to buy up to an additional              shares of Class A common stock from us and the selling stockholders to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days from the date of this prospectus. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us and the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase              additional shares.

	Paid by TaskUs		Paid by Selling Stockholders
	No Exercise	Full Exercise	No Exercise	Full Exercise
Per Share	$	$	$	$
Total	$	$	$	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $         per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We and our officers, directors, and certain of our pre-IPO owners, including the selling stockholders, have agreed with the underwriters, subject to enumerated exceptions, not to offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock without the prior written consent of Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC for a period of 180 days after the date of this prospectus. The lock-up agreements are subject to specified exceptions.

The restrictions described in the paragraph above relating to the Company do not apply to:

•	the sale of shares to be sold pursuant to the underwriting agreement for this offering;

•	the shares or any such substantially similar securities to be issued pursuant to employee incentive plans and any long-term incentive awards described herein;

•

the shares or any such substantially similar securities to be issued upon the conversion or exchange of convertible or exchangeable securities outstanding as of the date of the underwriting agreement for this offering; and

•

the issuance of up to 5% of the Company’s outstanding common stock or any such substantially similar securities in connection with the acquisition of, a joint venture with or a merger with, another company, and the filing of a registration statement with respect thereto; provided that each recipient of such common stock shall execute and deliver to the representatives, on or prior to the issuance of such common stock, a lock-up agreement.

The restrictions described in the paragraph above relating to our officers, directors, and certain of our pre-IPO owners, including the selling stockholders (collectively, “security holders”), do not apply to:

•

the transfer by a security holder of shares or any securities convertible into, exchangeable for, exercisable for, or repayable with shares (1) by will or intestacy, (2) as a bona fide gift or gifts, including to charitable organizations, (3) to any trust, partnership, limited liability company or other entity for the direct or indirect benefit of the security holder or the immediate family of the security holder, (4) to any immediate family member or other dependent, (5) as a distribution to limited partners, members or stockholders of the security holder, (6) to the security holder’s affiliates or to any investment fund or other entity controlled or managed by the security holder, (7) to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under clauses (1) through (6) above, (8) pursuant to an order of a court or regulatory agency, (9) from an executive officer to the Company or its parent entities upon death, disability or termination of employment, in each case, of such executive officer, (10) in connection with transactions by any person other than us relating to shares acquired in open market transactions after the completion of this offering, (11) pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction in each case made to all holders of shares of the Company’s common stock involving a change of control, provided, that in the event that such tender offer, merger, consolidation or other such transaction is not completed, the security holder’s shares shall remain subject to the provisions of the lock-up agreement, (12) (x) to the Company pursuant to the exercise, in each case on a “cashless” or “net exercise” basis, of any option to purchase shares of common stock granted by us pursuant to any employee benefit plans or arrangements described herein which are set to expire during the lock-up period, where any shares of common stock received by the undersigned upon any such exercise will be subject to the terms of the lock-up agreement, or (y) to the Company for the purpose of satisfying any withholding taxes (including estimated taxes) due as a result of the exercise of any option to purchase shares or the vesting of any restricted stock awards granted by the Company pursuant to employee benefit plans or arrangements described herein which are set to expire or automatically vest during the lock-up period, in each case on a “cashless” or “net exercise” basis, where any shares received by the security holder upon any such exercise or vesting will be subject to the terms of the lock-up agreement, (13) the entry into a trading plan established in accordance with Rule 10b5-1 under the Exchange Act, provided, that in the case of this clause (13), sales under any such trading plan may not occur during the lock-up period and the entry into such trading plan is not required to be reported in any public report or filing with the SEC (other than general disclosure in the Company’s periodic reports to the effect that Company directors and officers may enter into such trading plans from time to time); or (14) with the prior written consent of Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC; provided that: (x) in the case of each transfer or distribution pursuant to clauses (2) through (7) and (9) above, (i) each donee, trustee, distributee or transferee, as the case may be, agrees to be bound in writing by the restrictions described above; and (ii) any such transfer or distribution shall not involve a disposition for value, other than with respect to any such transfer or distribution for which the transferor or distributor receives (A) equity interests of such transferee or (B) such transferee’s interests in the transferor; and (y) in the case of clauses (1) through (10) above, no public reports or filings (including filings under Section 16(a) of the Exchange Act) reporting a reduction in beneficial ownership of common stock shall be voluntarily made during the lock-up period or any extension thereof;

•

if the security holder is a corporation, the corporation may transfer the shares to any wholly owned subsidiary of such corporation; provided, however, that in any case, it shall be a condition to the transfer that the transferee execute an agreement stating that the transferee is receiving and holding such shares subject to the provisions of the lock-up agreement and there shall be no further transfer of such shares except in accordance with the lock-up agreement, and provided further that any such transfer shall not involve a disposition for value, and provided further that no public reports or filings (including filings under Section 16(a) of the Exchange Act) reporting a reduction in beneficial ownership shall be required or shall be voluntarily made during the lock-up period or any extension thereof;

•

with respect to certain affiliates of our Co-Founders and our Sponsor, the pledge, hypothecation or other granting of a security interest in the shares or securities convertible into or exchangeable for the shares to one or more lending institutions as collateral or security for any loan, advance or extension of credit and any transfer upon foreclosure upon such shares or such securities, provided, that the security holder or the Company, as the case may be, shall provide Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC prior written notice informing them of any public filing, report or announcement with respect to such pledge, hypothecation or other grant of a security interest; or

•	a sale of the security holder’s shares pursuant to the underwriting agreement for the offering.

See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

Prior to the offering, there has been no public market for the shares. The initial public offering price has been negotiated among us, the selling stockholders and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

We have applied to list our Class A common stock on Nasdaq under the symbol “TASK”.

In connection with the offering, the underwriters may purchase and sell shares of Class A common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of Class A common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our Class A common stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the Class A common stock. As a result, the price of the Class A common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on Nasdaq, in the over-the-counter market or otherwise.

The underwriters do not expect sales to discretionary accounts to exceed 5% of the total number of securities offered.

We estimate that the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $                 million. We have also agreed to reimburse the underwriters for certain Financial Industry Regulatory Authority (“FINRA”)-related expenses incurred by them in connection with the offering in an amount up to $                .

We and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

Conflicts of Interest; Other Relationships

Affiliates of Blackstone Securities Partners L.P. own in excess of 10% of our issued and outstanding common stock. Because Blackstone Securities Partners L.P. is an underwriter in this offering and its affiliates own in excess of 10% of our issued and outstanding Class A and Class B common stock, Blackstone Securities Partners L.P. is deemed to have a “conflict of interest” under FINRA Rule 5121. Accordingly, this offering is being made in compliance with the requirements of Rule 5121. Pursuant to that rule, the appointment of a “qualified independent underwriter” is not required in connection with this offering. In accordance with FINRA Rule 5121(c), no sales of the shares in this offering will be made to any discretionary account over which Blackstone Securities Partners L.P. exercises discretion without the prior specific written approval of the account holder.

In addition, the underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to us and to persons and entities with relationships with us, for which they received or will receive customary fees and expenses. In addition, certain of the underwriters or their respective affiliates are lenders and act as administrative and collateral agents under our 2019 Credit Agreement.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of ours (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with us. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

Directed Share Program

At our request, the underwriters have reserved for sale at the initial public offering price up to 5% of the Class A common stock being offered for sale, to certain individuals associated with the Company. We will offer these shares to the extent permitted under applicable regulations only in the United States. Pursuant to the underwriting agreement, the sales will be made by Goldman Sachs & Co. LLC through a directed share program. The number of shares of Class A common stock available for sale to the general public will be reduced to the extent that such persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same basis as the other shares of Class A common stock offered hereby. Any directors and officers that buy shares of Class A common stock through the directed share program will be subject to a 180-day lock-up period with respect to such shares, which restriction may be waived with the prior written consent of the representatives of the underwriters. We have agreed to indemnify the representatives in connection with the directed share program, including for certain liabilities caused by the failure of any participant to pay for its shares of Class A common stock. Other than the underwriting discount described on the front cover of this prospectus, the underwriters will not be entitled to any commission with respect to shares of Class A common stock sold pursuant to the directed share program.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area (each a “Relevant State”), no shares have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that it may make an offer to the public in that Relevant State of any shares at any time under the following exemptions under the Prospectus Regulation:

(a)	to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of representatives for any such offer; or

(c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of the shares shall require the Issuer or any Manager to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to the shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

United Kingdom

In relation to the United Kingdom, no shares have been offered or will be offered pursuant to this offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the shares that either (i) has been approved by the Financial Conduct Authority, or (ii) is to be treated as if it had been approved by the Financial Conduct Authority in accordance with the transitional provision in Regulation 74 of the Prospectus (Amendment etc.) (EU Exit) Regulations 2019, except that offers of shares may be made to the public in the United Kingdom at any time under the following exemptions under the UK Prospectus Regulation:

(a)	to any legal entity which is a qualified investor as defined under Article 2 of the UK Prospectus Regulation;

(b)

to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of representatives for any such offer; or

(c)	in any other circumstances falling within Section 86 of the Financial Services and Markets Act 2000 (the “FSMA”),

provided that no such offer of the shares shall require the Issuer or any representative to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to the shares in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

In addition, this prospectus is only being distributed to, and is only directed at, and any investment or investment activity to which this prospectus relates is available only to, and will be engaged in only with, persons who are outside the United Kingdom or persons in the United Kingdom (i) having professional experience in matters relating to investments who fall within the definition of “investment professionals” in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”); or (ii) who are high net worth entities falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). Persons who are not relevant persons should not take any action on the basis of this prospectus and should not act or rely on it.

Canada

The shares of our Class A common stock may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the shares of our Class A common stock must be made in accordance with an exemption form, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Hong Kong

The shares of our Class A common stock may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (the “Companies (Winding Up and Miscellaneous Provisions) Ordinance”) or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (the “Securities and Futures Ordinance”), or (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares of our Class A common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares of our Class A common stock may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”)) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the shares of our Class A common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for 6 months after that corporation has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (“Regulation 32”)

Where the shares of our Class A common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for 6 months after that trust has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.

Japan

The shares of our Class A common stock have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The shares of our Class A common stock may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

LEGAL MATTERS

The validity of the shares of common stock will be passed upon for us by Simpson Thacher & Bartlett LLP, New York, New York. Certain legal matters in connection with this offering will be passed upon for the underwriters by Davis Polk & Wardwell LLP, New York, New York. An investment vehicle comprised of selected partners of Simpson Thacher & Bartlett LLP, members of their families, related persons and others owns an interest representing less than 1% of the capital commitments of funds affiliated with The Blackstone Group Inc.

EXPERTS

The consolidated financial statements of TaskUs, Inc. (formerly known as TU TopCo, Inc.) as of December 31, 2020 and 2019, and for each of the years in the two-year period ended December 31, 2020 have been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

In connection with this offering, we requested KPMG to affirm its independence relative to the rules and regulations of the SEC and of the Public Company Accounting Oversight Board (“PCAOB”). During KPMG’s independence evaluation procedures, four impermissible services and a contingent fee arrangement associated with one of the services (hereinafter “services”) were identified that had been provided to affiliated entities under common control of one of our investors. The services provided for these engagements had no effect on KPMG’s audits of TaskUs and the fees for such services were insignificant to KPMG, the affiliated entities and TaskUs.

In the first engagement, a KPMG member firm outside of the U.S. provided legal and cash handling services to an affiliated entity of TaskUs from June 2016 through October 2018. In the second engagement, a KPMG member firm outside of the U.S. provided legal real estate tax appeal services subject to a contingent fee arrangement to an affiliated entity of TaskUs from November 2015 through February 2019. The third and fourth engagements were also legal services provided by a KPMG member firm outside of the U.S. to two different entities affiliated with TaskUs. The engagements were provided from March 2017 through February 2019 and from April 2016 through February 2019. The KPMG professionals participating in these four engagements do not participate in the audit engagements of TaskUs, are not members of the same office or KPMG member firm out of which the TaskUs audit is conducted and the work performed had no bearing on TaskUs’ financial accounting and reporting.

KPMG considered whether the matters noted above impacted its objectivity and ability to exercise impartial judgment with regard to its engagement as our auditor and has concluded that (i) there has been no impairment of KPMG’s objectivity and ability to exercise impartial judgment on all matters encompassed within its audits and (ii) a reasonable investor with knowledge of all of the relevant facts and circumstances would conclude that KPMG has been objective and is capable of exercising impartial judgment on all issues encompassed within its audits. After taking into consideration the facts and circumstances of the above matters and KPMG’s determination, TaskUs’ audit committee concurred with KPMG’s conclusions.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of Class A common stock offered by this prospectus. This prospectus, filed as part of the registration statement, does not contain all of the information set forth in the registration statement and its exhibits and schedules, portions of which have been omitted as permitted by the rules and regulations of the SEC. For further information about us and shares of our Class A common stock, we refer you to the registration statement and to its exhibits and schedules. Statements in this prospectus about the contents of any contract, agreement or other document are not necessarily complete and in each instance we refer you to the copy or form of such contract, agreement or document filed as an exhibit to the registration statement, each statement being qualified in all respects by such reference. You may inspect these reports and other information without charge at a website maintained by the SEC. The address of this site is http://www.sec.gov.

We maintain an internet site at http://www.taskus.com. The information on, or accessible from, our website is not part of this prospectus by reference or otherwise.

Upon completion of this offering, we will become subject to the informational requirements of the Exchange Act and will be required to file reports and other information with the SEC. You will be able to inspect these reports and other information without charge at the SEC’s website. We intend to make available to our common stockholders annual reports containing consolidated financial statements audited by an independent registered public accounting firm.

TASKUS, INC.

Audited Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

TaskUs, Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of TaskUs, Inc., formerly known as TU Topco, Inc., and subsidiaries (the Company) as of December 31, 2020 and 2019, the related consolidated statements of income, comprehensive income, shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2020, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG LLP

We have served as the Company’s auditor since 2015.

Los Angeles, California

March 23, 2021, except for Note 2 (w), as to which the date is May 6, 2021

TASKUS, INC.

Consolidated Balance Sheets

(in thousands, except share data)

Assets	December 31, 2020	December 31, 2019

Current assets:
Cash	$107,728	37,541
Accounts receivable, net of allowance for doubtful accounts of $2,294 and $75, respectively	87,782	57,981
Other receivables	105	112
Prepaid expenses	13,032	10,207
Income tax receivable	1,606	1,717
Other current assets	1,051	559

Total current assets	211,304	108,117

Noncurrent assets:
Property and equipment, net	56,957	45,076
Deferred tax assets	585	131
Intangibles	240,295	259,142
Goodwill	195,735	195,735
Other noncurrent assets	2,630	2,474

Total noncurrent assets	496,202	502,558

Total assets	$707,506	610,675

Liabilities and Shareholders’ Equity
Liabilities:
Current liabilities:
Accounts payable and accrued liabilities	$41,935	24,252
Accrued payroll and employee-related liabilities	21,994	17,106
Current portion of debt	45,984	2,431
Deferred revenue	4,711	2,108
Deferred rent	218	959

Total current liabilities	114,842	46,856

Noncurrent liabilities:
Income tax payable	2,988	1,704
Long-term debt	198,768	204,874
Deferred rent	2,194	1,772
Accrued payroll and employee-related liabilities	2,641	—
Other long-term payable	—	466
Deferred tax liabilities	50,936	57,503

Total noncurrent liabilities	257,527	266,319

Total liabilities	372,369	313,175

Commitments and Contingencies (See Note 8)
Shareholders’ equity:
Common stock, $0.01 par value. Authorized 10,000,000; 9,173,702 shares issued and outstanding at December 31, 2020 and 2019	92	92
Additional paid-in capital	399,027	399,027
Accumulated deficit	(67,398)	(101,931)
Accumulated other comprehensive income	3,416	312

Total shareholders’ equity	335,137	297,500

Total liabilities and shareholders’ equity	$707,506	610,675

See accompanying notes to consolidated financial statements.

TASKUS, INC.

Consolidated Statements of Income

(in thousands, except share and per share data)

	Year ended December 31, 2020	Year ended December 31, 2019

Service revenue	$478,046	359,681

Operating expenses:
Cost of services	270,510	194,786
Selling, general, and administrative expense	113,519	90,630
Depreciation	20,155	16,329
Amortization of intangible assets	18,847	18,847
Loss on disposal of assets	1,116	2,227
Contingent consideration	3,570	—

Total operating expenses:	427,717	322,819

Operating income	50,329	36,862

Other income	(1,572)	(2,013)
Financing expenses	7,482	9,346

Income before taxes	44,419	29,529

Provision for (benefit from) income taxes	9,886	(4,411)

Net income	$34,533	33,940

Net income per common share, basic and diluted	$3.76	3.70

Weighted-average number of common shares outstanding, basic and diluted	9,173,702	9,173,702

See accompanying notes to consolidated financial statements.

TASKUS, INC.

Consolidated Statements of Comprehensive Income

(in thousands)

	Year ended December 31, 2020	Year ended December 31, 2019
Net income	$34,533	33,940
Retirement benefit reserves	329	45
Foreign currency translation adjustments	2,775	(226)

Other comprehensive income	$37,637	33,759

See accompanying notes to consolidated financial statements.

TASKUS, INC.

Consolidated Statements of Shareholders’ Equity

(in thousands, except share data)

	Capital stock and additional paid-in capital			Accumulated Deficit	Accumulated other comprehensive income	Total shareholders’ equity
	Common stock		Additional paid-in capital
	Shares	Amount
Balance as of December 31, 2018	9,173,702	$92	399,027	(871)	493	398,741
Distribution of dividends ($14.72 per share)	—	—	—	(135,000)	—	(135,000)
Net income	—	—	—	33,940	—	33,940
Other comprehensive loss	—	—	—	—	(181)	(181)

Balance as of December 31, 2019	9,173,702	$92	399,027	(101,931)	312	297,500
Net income	—	—	—	34,533	—	34,533
Other comprehensive income	—	—	—	—	3,104	3,104

Balance as of December 31, 2020	9,173,702	92	399,027	(67,398)	3,416	335,137

See accompanying notes to consolidated financial statements.

TASKUS, INC.

Consolidated Statements of Cash Flows

(in thousands)

	Year ended December 31, 2020	Year ended December 31, 2019
Cash flows from operating activities:
Net income	$34,533	33,940
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	20,149	16,319
Amortization of intangibles	18,847	18,847
Amortization of debt financing fees	457	2,526
Loss on disposal of assets	1,116	2,227
Provision for losses on accounts receivable	2,227	65
Unrealized foreign exchange losses (gains) for forward contracts	84	(1,069)
Deferred taxes	(6,496)	(8,838)
Changes in operating assets and liabilities:
Accounts receivables	(32,006)	(13,046)
Other receivables, prepaid expenses, and other current assets	(3,768)	(3,702)
Other noncurrent assets	(67)	(457)
Accounts payable and accrued liabilities	13,535	(2,060)
Accrued payroll and employee-related liabilities	6,669	2,593
Income tax payable	1,381	(3,652)
Deferred revenue	2,603	(184)
Deferred rent	(391)	280

Net cash provided by operating activities	58,873	43,789

Cash flows from investing activities:
Purchase of property and equipment	(28,883)	(20,045)

Net cash used in investing activities	(28,883)	(20,045)

Cash flows from financing activities:
Proceeds from borrowings, Revolving credit facility	39,878	—
Proceeds from long-term debt	—	210,000
Settlement of 2018 Credit Agreement	—	(84,575)
Payment of loan fees	—	(2,285)
Payments on long-term debt	(2,888)	(950)
Distribution of dividends	—	(135,000)

Net cash provided by (used in) financing activities	36,990	(12,810)

Increase in cash and cash equivalents	66,980	10,934
Effect of exchange rate changes on cash	3,207	1,326
Cash and cash equivalents at beginning of period	37,541	25,281

Cash and cash equivalents at end of period	$107,728	37,541

Supplemental cash flow information:
Cash paid for interest expense	$6,957	6,820
Cash paid for income taxes	$15,519	7,998
Noncash operating, investing and financing activities:
Accrued capital expenditures	$10,953	9,987

See accompanying notes to consolidated financial statements.

TASKUS, INC.

Notes to Consolidated Financial Statements

(1) Description of Business and Organization

TaskUs, Inc. (formerly known as TU TopCo, Inc.) (“TaskUs” and, together with its subsidiaries, the “Company,” “we,” “us” or “our”) was formed by investment funds affiliated with The Blackstone Group Inc. (formerly known as The Blackstone Group L.P.) (“Blackstone”) as a vehicle for the acquisition of TaskUs Holdings, Inc. (formerly known as TaskUs, Inc.) (“TaskUs Holdings”) on October 1, 2018 (the “Blackstone Acquisition”). Prior to the Blackstone Acquisition, TaskUs had no operations and TaskUs Holdings operated as a standalone entity.

We are a digital outsourcer focused on serving high-growth technology companies to represent, protect and grow their brands. Our global, omni-channel delivery model is focused on Digital Customer Experience, Content Security and AI Operations. We have designed our platform to enable us to rapidly scale and benefit from our clients’ growth. Through our agile and responsive operational model, we deliver services from multiple delivery sites that span globally from the United States, Philippines, and other parts of the world.

The Company’s major service offerings are described in more detail below:

•	Digital Customer Experience: Principally consists of omni-channel customer care and customer acquisition services, primarily delivered through digital (non-voice) channels.

•

Content Security: Principally consists of review and disposition of user and advertiser generated content for purposes which include removal or labeling of policy violating, offensive or misleading content.

•	AI Operations: Principally consists of data labeling, annotation and transcription services performed for the purpose of training and tuning AI algorithms through the process of machine learning.

(2) Summary of Significant Accounting Policies

(a)	Basis of Presentation

The accounting and reporting policies of the Company are in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

(b)	Use of Estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the determination of useful lives and impairment of fixed assets; allowances for doubtful accounts and other receivables; the valuation of deferred tax assets; valuation of forward contracts receivable; valuation of equity based compensation; valuation and impairment of intangibles and goodwill and reserves for income tax uncertainties and other contingencies.

(c)	Principles of consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. The Company has no involvement with variable interest entities.

The Company’s wholly owned subsidiaries include TU Midco, Inc. (“Midco”), TU Bidco, Inc. (“Bidco”), TaskUs Holdings, Inc., LizardBear Tasking, Inc., ROHQ (Philippines) (ROHQ),

Ridiculously Good Outsourcing Inc. (TaskUs Canada), TaskUs USA, LLC (TaskUs San Antonio), TaskUs, S.A. de C.V. (TaskUs Mexico), TaskUs Limited (TaskUs United Kingdom), TaskUs Holdings, Inc. Taiwan Branch (TaskUs Taiwan), TaskUs India Private Limited (TaskUs India) TaskUs Greece Single Member Private Company, TaskUs Ireland Private Limited (TaskUs Ireland) and TaskUs Colombia SAS (TaskUs Colombia).

(d)	Segments

Operating segments are components of a company for which separate financial information is available that is evaluated regularly by the chief operating decision-maker (“CODM”) in deciding on how to allocate resources and in assessing performance. The Company’s CODM is the chief executive officer (“CEO”). The CEO reviews financial information presented on an entity level basis for purposes of making operating decisions and assessing financial performance. Therefore, the Company has determined that it operates in a single operating and reportable segment.

(e)	Concentration Risk

Most of the Company’s customers are located in the United States. Customers outside of the United States are concentrated in Europe, Canada, and Australia.

For the years ended December 31, 2020 and 2019, the following customers represented greater than 10% of the Company’s service revenue or accounts receivable:

	Service revenue percentage
Customer	Year ended December 31, 2020	Year ended December 31, 2019
A	32%	35%
B	12%	11%
C	Less than 10%	Less than 10%

	Accounts receivable percentage
Customer	Year ended December 31, 2020	Year ended December 31, 2019
A	22%	15%
B	16%	12%
C	Less than 10%	10%

The Company’s principal operations, including the majority of its employees and the fixed assets owned by its wholly owned subsidiaries, are located in the Philippines.

(f)	Translation of Non-U.S. Currency Amounts

We are subject to foreign currency exposure due to our principal operations being located in the Philippines and operations in various other international locations. Assets and liabilities of non-U.S. subsidiaries whose functional currency is not the U.S. dollar are translated into U.S. dollars at fiscal year-end exchange rates. Revenue and expense items are translated at weighted average foreign currency exchange rates prevailing during the fiscal year. Translation adjustments are included in other comprehensive income. Realized and unrealized gains and losses arising from foreign currency transactions are recognized in other income. For the years ended December 31, 2020 and 2019, realized and unrealized foreign currency losses were $3.5 million and $1.5 million, respectively.

(g)	Accounts Receivable

Accounts receivable are recorded as revenue is recognized in accordance with our revenue recognition policy and bear interest. Most of our clients pay timely, which results in minimal interest. The Company maintains an allowance for doubtful accounts for estimated losses inherent in its accounts receivable portfolio. In establishing the required allowance, management considers historical losses adjusted to take into account current market conditions and customers’ financial condition, the amount of receivables in dispute, and the current receivables aging and current payment patterns. The Company reviews its allowance for doubtful accounts monthly. Past-due balances over 90 days and over a specified amount are reviewed individually for collectability. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. Write-offs for the years ended December 31, 2020 and 2019 were $0.1 million and $0.2 million, respectively.

(h)	Debt Financing Fees

Debt financing fees include costs incurred in connection with obtaining debt financing and are amortized using the straight-line method over the term of the related credit agreement. Straight line amortization approximates amortization under the effective interest method. The amortization is included in financing expenses in the consolidated statements of income. On the consolidated balance sheets, the debt financing fees related to the undrawn delayed draw loan and revolver loan are included in other noncurrent assets and the debt financing fees related to the term loan are classified as a discount against the associated debt.

As of December 31, 2020, amortization of debt financing fees for the next five fiscal years is expected to be as follows:

(in thousands)
2021	$457
2022	457
2023	457
2024	343
2025	—

Total	$1,714

(i)	Derivative Instruments and Hedging Activities

Accounting Standards Codification (“ASC”) Topic 815, Derivatives and Hedging, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities. It requires the recognition of all derivative instruments as assets or liabilities on the Company’s consolidated balance sheets and measurement of those instruments at fair value. The accounting treatment of changes in fair value is dependent upon whether or not a derivative instrument is designated as a hedge and if so, the type of hedge. Gains and losses on derivative instruments not designated as hedges are included in earnings. The resulting cash flows are reported as cash from operating activities. During the periods presented, the Company entered into nondeliverable foreign currency forward contract arrangements with two commercial banks which were not designated as a hedge.

(j)	Revenue Recognition

The Company recognizes revenue from our services in accordance with Financial Accounting Standards Board (“FASB”) ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”). Under ASC 606, the Company recognizes revenues for services for which control has transferred to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those services. To determine revenue recognition for arrangements that are determined to be within the scope of ASC 606, the Company performs the following five steps: (i) identify the contract(s) with the customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies its performance obligations.

The Company accounts for a contract with a customer when the contract is legally enforceable and when collectability is probable. The Company has executed contracts with customers which detail,

among others, the contract terms, obligations and rights of both parties and payment terms. Certain of the Company’s contracts include termination clauses, which the Company evaluates when determining the contract term over which the parties have enforceable rights and obligations. A performance obligation is the unit of account under ASC 606 and represents the distinct services that are promised to the customer. Performance obligations are identified when the contract is created and based on agreed terms and business practices. The transaction price reflects the amount the Company expects to receive in exchange for services to the customer. The expected dollar amount is allocated to each performance obligation based on the standalone selling price agreed with the customer. The Company determines the standalone selling price based on the overall pricing objectives, taking into consideration market conditions, cost of performance obligations, and other factors including geographic locations. The Company’s performance obligations are related to providing services to its customers and its customers simultaneously receive and consume the benefits of those services. Therefore, revenue is recognized over time as performance obligations are satisfied.

Certain of the Company’s contracts include assurance warranty clauses which guarantee that the services provided satisfy certain performance indicators. The assurance warranty does not create a performance obligation. The Company records a liability at the time payment under such assurance warranty clauses is both probable and reasonably estimable. Payments under assurance warranty clauses were immaterial for the years ended December 31, 2020 and 2019.

Differences in timing between the delivery of services, billings, and receipt of payment from customers can result in the recognition of certain contract assets and contract liabilities. Revenue recognized in excess of billings is recorded as accrued revenue, and is reported under accounts receivable, net of allowance for doubtful accounts on the consolidated balance sheet. Billings in excess of revenue recognized is recorded as deferred revenue until revenue recognition criteria are met. Client prepayments (even if nonrefundable) are recorded as deferred revenue on the consolidated balance sheet and recognized over future periods as services are delivered or performed.

ASC 340-40, Other Assets and Deferred Costs—Contracts with customers (“ASC 340”), provides guidance for incremental costs of obtaining a contract with a customer or costs incurred in fulfilling a contract with a customer. Incremental costs to obtain a contract with a customer are required to be capitalized if an entity expects to recover those costs. Signing commissions that are paid to sales employees are considered incremental costs of obtaining a contract with a customer. These commissions are deferred and then amortized on a straight-line basis over the contract period, which is typically one year. Amortization expense is included in selling, general and administrative expense on the consolidated statements of income. The Company determines the period of benefit by taking into consideration our customer contracts, our technology, and other factors. Commissions paid to non-sales staff are also required to be capitalized if directly attributable to, and incremental from, obtaining a contract.

(k)	Advertising Expense

Advertising costs are expensed as incurred and are included in selling, general, and administrative expense in the accompanying consolidated statements of income. Advertising expense for the years ended December 31, 2020 and 2019 was $1.3 million and $0.9 million, respectively.

(l)	Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization and any impairment in value. The cost of an asset comprises its purchase price and directly attributable costs of bringing the asset to working condition for its intended use. Expenditures for additions, major improvements, and renewals are capitalized, while expenditures for repairs and maintenance are charged to expense as incurred. Depreciation is computed on the straight-line basis over the estimated useful life of the Company’s assets, generally three to five years or, for leasehold improvements, over five years or the term of the lease, whichever is shorter. Construction in process represents property under construction and is stated at cost. This includes costs of construction and other direct costs. The account is not depreciated until such time that the assets are completed and available for use. The Company capitalizes certain costs incurred related to the implementation of cloud computing services which are amortized over the term of the arrangement. Fully depreciated assets are retained in the accounts until they are no longer in use and no further depreciation is recognized in profit or loss. An item of property and equipment, including the related accumulated depreciation and amortization and any impairment losses, is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the item) is included in profit or loss in the period the item is derecognized.

During the year ended December 31, 2020, management conducted a review of the Company’s assets due to the shift in its operating model in response to the COVID-19 pandemic. As a result of this review, the Company extended the useful lives of leasehold improvements from three years to the shorter of five years or lease term, considering the Company’s future use of the underlying real estate to which the leasehold improvements relate. The impact of this change in estimate for the year ended December 31, 2020 was a net increase of $2.5 million and $1.9 million in operating income and net income, respectively, and a net increase of $0.21 per share in earnings per share on a basic and diluted basis.

Long-lived assets, such as property and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Long-lived assets are grouped for recognition and measurement of impairment at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets. If circumstances require a long-lived asset or asset group be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value.

Fair value is determined through various valuation techniques, including discounted cash flow models, quoted market values, and third-party independent appraisals, as considered necessary. During the years ended December 31, 2020 and 2019, no impairment charges were recorded.

(m)	Intangibles

Intangible assets consist of finite-lived intangible assets acquired through the Company’s historical business combination. Such amounts are initially recorded at fair value and subsequently amortized over their useful lives using the straight-line method, which reflects the pattern of benefit, and assumes no residual value.

Finite-lived intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Finite-lived intangibles are grouped for recognition and measurement of impairment at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets. If circumstances require an asset group be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset group to its carrying amount. If the carrying amount of the asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. Fair value is determined through various valuation techniques, including discounted cash flow models, quoted market values, and third-party independent appraisals, as considered necessary. During the years ended December 31, 2020 and 2019, no impairment charges were recorded.

(n)	Goodwill

Goodwill is the amount by which the cost of the acquired net assets in a business combination exceeds the fair value of the identifiable net assets on the date of purchase. Goodwill is not amortized.

The Company reviews goodwill for impairment annually, or more frequently when events or circumstances indicate goodwill may be impaired. Effective in 2020, the Company changed its annual goodwill impairment testing date from December 31 to October 1 to better align the testing date with its financial planning process. This change does not accelerate, delay, avoid or cause an impairment charge, nor does this change result in adjustments to previously issued financial statements. We initially assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more-likely-than-not that the estimated fair value of a reporting unit is less than its carrying amount. If determined that it is more-likely-than-not the estimated fair value of a reporting unit is less than its carrying amount, a quantitative assessment is performed, whereby the fair value of reporting units is estimated using a combination of the income approach, using a discounted cash flow methodology, and a market approach. The determination of discounted cash flows is based on the Company’s strategic plans and market conditions. If the fair value of the reporting unit exceeds its carrying amount, goodwill is not considered to be impaired. If the carrying amount of the reporting unit exceeds its fair value, an impairment charge is recorded in an amount equal to that excess, but not more than the carrying value of goodwill. Under FASB Topic ASC 350 Intangibles—Goodwill and Other, entities have an unconditional option to bypass the qualitative assessment described in the preceding sentences for any reporting unit in any period and proceed directly to performing the quantitative goodwill impairment test. An entity may resume performing the qualitative assessment in any subsequent period.

(o)	Other Assets

Other current assets and other noncurrent assets consist primarily of refundable security deposits and input value added tax.

(p)	Share-based Compensation

The Company accounts for its stock-based awards in accordance with provisions of ASC 718, Compensation - Stock Compensation (“ASC 718”). For equity awards, total compensation cost is based on the grant date fair value. For liability awards, total compensation cost is based on the fair value of the award on the date the award is granted and is remeasured at each reporting date until settlement.

Awards to employees have been granted with service, performance and market conditions that affect vesting. For unvested awards with performance vesting features, the Company assesses the probability of attaining the performance trigger at each reporting period. Awards that are deemed probable of attainment are recognized in expense over the requisite service period of the grant using a graded vesting model. The Company accounts for forfeitures as they occur.

(q)	Employee Benefits

Retirement benefit reserves represent the cumulative amount of remeasurement of the defined benefit liability arising from actuarial gains and losses due to experience and demographic assumptions.

The Company also sponsors a 401(k) retirement plan in the US whereby contributions made by eligible employees to the 401(k) are matched by the Company up to 4.0% of compensation. Employer 401(k) expense is the amount of matching contributions and is recognized in expense. Expense recognized for the years ended December 31, 2020 and 2019 was $0.9 million and $0.6 million, respectively. There are no unfunded amounts recorded on the balance sheet.

(r)	Commitments and Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties, and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

(s)	Earnings per share

The computation of basic net income per share of common stock (“EPS”) is based on the weighted average number of shares that were outstanding during the period, including shares of common stock that are issuable at the end of the reporting period. The computation of diluted EPS is based on the number of basic weighted-average shares outstanding plus the number of common shares that would be issued assuming the exercise of all potentially dilutive common stock equivalents. The Company did not have any potentially dilutive common stock equivalents for the years ended December 31, 2020 and 2019, therefore diluted EPS is equal to basic EPS for such periods.

(t)	Income Taxes

Current tax liabilities and assets are recognized for the estimated taxes payable or refundable, respectively, on the tax returns for the current year. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The carrying value of the Company’s net deferred tax assets is based on whether it is more likely than not that the Company will generate sufficient future taxable income to realize the deferred tax assets. A valuation allowance is established for deferred tax assets, which the Company does not believe meet the “more likely than not” threshold. The Company’s judgments regarding future taxable income may change over time due to changes in market conditions, changes in tax laws, tax planning strategies, or other factors. If the Company’s assumptions and, consequently, its estimates, change in the future, the valuation allowance may materially increase or decrease, resulting in a decrease or increase, respectively, in income tax benefit and the related impact on the Company’s reported net income.

The Company utilizes a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining whether the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50 percent likely of being realized and effectively settled. The Company considers many factors when evaluating and estimating its tax positions and tax benefits, which may require periodic adjustments, and that may not accurately forecast actual outcomes. The Company recognizes interest and penalties accrued related to unrecognized tax benefits as additional income taxes.

(u)	Recent Accounting Pronouncements

The Company currently qualifies as an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Accordingly, the Company is provided the option to adopt new or revised accounting guidance either (i) within the same periods as those otherwise applicable to non-emerging growth companies or (ii) within the same time periods as private companies. The Company has elected to adopt new or revised accounting guidance within the same time period as private companies.

Recently adopted accounting pronouncements

In May 2014, the FASB issued Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (Topic 606). The revised standard requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. An entity should also disclose sufficient quantitative and qualitative information to enable users of financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The Company adopted the new standard as of January 1, 2019 using the modified retrospective method under which the cumulative effect of initially applying the new guidance to open contracts as of December 31, 2018 is recognized as an adjustment to the opening balance of retained earnings as of January 1, 2019. In assessing the impact of the new standard to its financial statements, the Company analyzed revenue streams for all open contracts with customers, including by reviewing contracts and current accounting policies and practices to identify differences that would result from applying the requirements under the new standard. Based on the Company’s analysis of open contracts as of December 31, 2018, the adoption of this guidance did not have a material impact on the Company’s financial statements, including its opening balance sheet at the date of initial application, as the timing of revenue recognition under the new standard is not materially different from the Company’s previous revenue recognition policy.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments. This ASU addresses eight specific cash flow issues with the objective of reducing the existing diversity in practice. This ASU is effective for fiscal years beginning after December 15, 2018, and interim periods within those years, with early adoption permitted. The Company adopted the standard on January 1, 2019 and the change did not have a material impact on the Company’s financial statements.

In January 2017, the FASB issued ASU 2017-04, Intangibles-Goodwill and Other (Topic 350), which modifies the concept of impairment from the condition that exists when the carrying amount of goodwill exceeds its implied fair value to the condition that exists when the carrying amount of a reporting unit exceeds its fair value. In order to reduce complexity, an entity no longer will determine goodwill impairment by calculating the implied fair value of goodwill by assigning the fair value of a reporting unit to all of its assets and liabilities as if that reporting unit had been acquired in a business combination. ASU 2017-04 is effective for fiscal years beginning after December 15, 2021, with early adoption permitted. The Company adopted the standard on January 1, 2019, and it did not have a material impact on the Company’s financial statements.

Recently issued accounting pronouncements

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which supersedes FASB Accounting Standards Codification (ASC), Leases (Topic 840). The standard is intended to increase the transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheets and disclosing key information about leasing arrangements. In June 2020, the FASB postponed the effective date for ASC 842 for private companies. This ASU will be effective for the Company beginning in fiscal year 2022, with early adoption permitted. The Company is currently evaluating the impact of adopting ASU 2016-02 on the Company’s consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. The revised standard relates to measurement of credit losses on financial instruments, and requires financial assets measured at amortized cost to be presented at the net amount expected to be collected. The guidance replaces the incurred loss model with an expected loss model referred to as current expected credit loss (CECL). The CECL model requires us to measure lifetime expected credit losses for financial instruments held at the reporting date using historical experience, current conditions and reasonable supportable forecasts. The guidance expands the disclosure requirements regarding an entity’s assumptions, models, and methods for estimating credit losses and requires new disclosures of the amortized cost balance for each class of financial asset by credit quality indicator, disaggregated by the year of origination. This ASU will be effective for the Company beginning in fiscal year 2023 with early adoption is permitted. The Company is currently evaluating the impact of adopting ASU 2016-13 on the Company’s consolidated financial statements.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740). The revised standard simplifies the accounting for income taxes by removing certain exceptions to the general principles in

Topic 740. ASU 2019-12 also improves consistent application of and simplifies other areas of Topic 740 by clarifying and amending existing guidance. The ASU will be effective for the Company beginning in fiscal year 2022. The Company is currently evaluating the impact of adopting ASU 2019-12 on the Company’s consolidated financial statements.

(v)	COVID-19

During the first quarter of 2020, there was a global outbreak of a novel coronavirus (“COVID-19”), which has spread to over 200 countries and territories, including all states in the United States. The global impact of the outbreak has been rapidly evolving and many countries have reacted by instituting quarantines and restrictions on travel, closing financial markets and/or restricting trading, and limiting operations of non-essential businesses. Such actions are creating disruption in global supply chains, increasing rates of unemployment and adversely impacting many industries. The outbreak could have a continued adverse impact on economic and market conditions and trigger a period of global economic slowdown. The full extent of the impact and effects of the COVID-19 pandemic will depend on future developments, including, among other factors, the duration and spread of the outbreak, along with related travel advisories, quarantines and restrictions, the recovery time of the disrupted supply chains and industries, the impact of labor market interruptions, the impact of government interventions, and uncertainty with respect to the duration of the global economic slowdown.

In early March, 2020, our business faced challenges in operational enablement across our locations. We mobilized a centralized crisis response team to implement a fully virtual operating model, with a focus on the health and safety of our employees, and continued service for our clients. The shift entailed significant challenges including reconfiguring IT infrastructure and delivering over 14,000 personal computers, laptops and wireless internet cards to a majority of our employees’ homes, under stringent transport restrictions. In addition, we have paused certain on-site amenities for our employees, such as free on site meals, until all our normal operations can be safely resumed.

On March 27, 2020, in the United States, the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) was enacted in response to the COVID-19 pandemic. The CARES Act, among other things, permits net operating loss (“NOL”) carryovers and carrybacks to offset 100% of taxable income for taxable years beginning before 2021 and the deferral of employer taxes. We have chosen to avail ourselves of these CARES Act provisions for NOL carryover and carrybacks and the deferral of employer taxes.

In addition to the operating interventions and CARES Act provisions discussed above, we also conducted a comprehensive review of our cost structure in order to build efficiencies across functions and implemented robust working capital controls to maintain cash conversion and compliance with covenants. While there were costs associated with the transformations mentioned above and certain customer receivables were written-off, we do not currently expect a significant impact to our liquidity or our ability to continue as a going concern. We continue to closely monitor the outbreak and the impact on our operations and liquidity.

(w)	Revision of financial statements

The Company determined that it had improperly classified the cash outflows related to purchases of property and equipment for the years ended December 31, 2020 and 2019. The improper classification of cash outflows related to purchases of property and equipment resulted in an understatement of net cash flows provided by operating activities and an understatement of net cash flows used in investing activities for the year ended December 31, 2020. The improper classification of cash outflows related to purchases of property and equipment resulted in an overstatement of net cash flows provided by operating activities and an overstatement of net cash flows used in investing activities for the year ended December 31, 2019. In addition, the Company adjusted the presentation of unrealized foreign exchange gains and losses on forward contracts on the statement of cash flows for the years ended

December 31, 2020 and 2019, which had an impact on changes in other receivables, prepaid expenses, and other current assets but no impact to net cash flows provided by operating activities.

The Company assessed the materiality of the misstatement resulting from the improper classification of cash outflows related to purchase of property and equipment in accordance with Staff Accounting Bulletin (“SAB”) 99, Materiality, and SAB 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements, and concluded that the error was not qualitatively material to the prior consolidated financial statements. However, the Company revised its financial statements to correct the error.

The error had no impact on the Consolidated Statement of Income and Consolidated Balance Sheets for the years ended December 31, 2020 and 2019.

The impact of these adjustments on the respective line items within the Company’s Consolidated Statement of Cash Flows for the year ended December 31, 2020 and 2019 is as follows:

	Year ended December 31, 2020			Year ended December 31, 2019
(in thousands)	Previously Reported	Adjustments	As Revised	Previously Reported	Adjustments	As Revised
Cash flows from operating activities:
Adjustments to reconcile net income to net cash provided by operating activities:
Unrealized foreign exchange losses (gains) for forward contracts	$—	$84	$84	$—	$(1,069)	$(1,069)
Changes in operating assets and liabilities:
Other receivables, prepaid expenses, and other current assets	(3,684)	(84)	(3,768)	(4,771)	1,069	(3,702)
Accounts payable and accrued liabilities	5,468	8,067	13,535	(645)	(1,415)	2,060

Net cash provided by operating activities	50,806	8,067	58,873	45,204	(1,415)	43,789

Cash flows from investing activities:
Purchase of property and equipment	(20,816)	(8,067)	(28,883)	(21,460)	1,415	(20,045)

Net cash used in investing activities	$(20,816)	$(8,067)	$(28,883)	$(21,460)	$1,415	$(20,045)

(3) Revenue

Disaggregation of Revenue

Our revenues are derived from contracts with customers related to business outsourcing services that we provide. The following table presents the breakdown of the Company’s revenues by service offering:

	Year ended December 31, 2020	Year ended December 31, 2019
(in thousands)
Digital Customer Experience	$300,424	$206,471
Content Security	127,657	104,259
AI Operations	49,965	48,951

Service Revenue	$478,046	$359,681

The majority of the Company’s revenues are derived from contracts with customers who are located in the United States. However, we deliver our services from geographies outside of the United States. The following table presents the breakdown of the Company’s revenues by geographical location, based on where the services are provided from:

	Year ended December 31, 2020	Year ended December 31, 2019
(in thousands)
Philippines	$267,687	$208,983
United States	171,476	132,962
Rest of World	38,883	17,736

Service Revenue	$478,046	$359,681

Contract Balances

Accounts receivable, net of allowances includes $47.4 million and $32.1 million of unbilled revenues as of December 31, 2020 and 2019, respectively.

(4) Forward Contract Receivable

The Company transacts business in various foreign currencies and has international sales and expenses denominated in foreign currencies, subjecting the Company to foreign currency exchange rate risk. During 2020 and 2019, the Company entered into foreign currency exchange rate forward contracts, with a commercial bank as the counterparty, with maturities of generally 12 months or less, to reduce the volatility of cash flows primarily related to forecasted costs denominated in Philippine pesos. In addition, the Company utilizes foreign currency exchange rate contracts to mitigate foreign currency exchange rate risk associated with foreign currency-denominated assets and liabilities, primarily intercompany balances. The Company does not use foreign currency exchange rate contracts for trading purposes. The exchange rate forward contracts entered into by the Company are not designated as hedging instruments. Any gains or losses resulting from changes in the fair value of these contracts are recognized in other income in the consolidated statements of income.

For the years ended December 31, 2020 and 2019 the Company settled forward contracts with total notional amounts of approximately $88.0 million, and $61.0 million, respectively. For the years ended December 31, 2020 and 2019, realized gains of approximately $5.1 million and $2.5 million, respectively, resulting from the settlement of forward contracts were included within other income.

For the years ended December 31, 2020 and 2019, the Company had outstanding forward contracts with notional amounts of approximately $109.2 million and $82.0 million, respectively. The forward contract receivable resulting from change in fair value was recorded under other current assets. For the years ended December 31, 2020 and 2019, the unrealized (losses) gains on the forward contracts of $(0.1) million and $1.1 million, respectively, were included within other income.

By entering into derivative contracts, the Company is exposed to counterparty credit risk, or the failure of the counterparty to perform under the terms of the derivative contract. For the periods presented, the non-performance risk of the Company and the counterparties did not have a material impact on the fair value of the derivative instruments

The Company has implemented the fair value accounting standard for those assets that are re-measured and reported at fair value at each reporting period. This standard establishes a single authoritative definition of fair value, sets out a framework for measuring fair value based on inputs used, and requires additional disclosures about fair value measurements. This standard applies to fair value measurements already required or permitted by existing standards.

In general, fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets. Fair values determined by Level 2 inputs utilize data points that are observable such as quoted prices, interest rates and yield curves. Fair values determined by Level 3 inputs are unobservable data points for the asset and include situations where there is little, if any, market activity for the asset.

The following table presents information about the Company’s assets that are measured at fair value on a recurring basis at December 31, 2020 and 2019 and indicates the fair value hierarchy of the valuation techniques utilized to determine such fair value.

	Fair value measurements using
	As of December 31, 2020	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
(in thousands)
Forward contract receivable	$1,780	—	1,780	—

	Fair value measurements using
	As of December 31, 2019	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
(in thousands)
Forward contract receivable	$1,864	—	1,864	—

The Company’s derivatives are carried at fair value using various pricing models that incorporate observable market inputs, such as interest rate yield curves and currency rates, which are Level 2 inputs. Derivative valuations incorporate credit risk adjustments that are necessary to reflect the probability of default by the counterparty or by the Company.

(5) Property and Equipment, net

The components of Property and equipment, net at December 31, 2020 and 2019 were as follows:

	December 31, 2020	December 31, 2019
(in thousands)
Leasehold improvements	$31,654	$21,850
Technology and computers	47,572	23,402
Furniture and fixtures	4,203	3,551
Construction in process	5,194	12,877
Other property and equipment	5,995	2,469

Property and equipment, gross	94,618	64,149
Accumulated depreciation	(37,661)	(19,073)

Property and equipment, net	$56,957	$45,076

Depreciation expense for the years ended December 31, 2020 and 2019 was $20.2 million and $16.3 million, respectively.

The Company had disposals of Property and equipment totaling $1.1 million and $2.2 million during 2020 and 2019, respectively, mainly due to the assets disposed of related to the lease termination in Santa Monica Headquarters and San Antonio and temporary sites that were vacated as we moved to permanent locations in Tijuana, San Antonio and Santa Monica. We recognized losses from disposal of assets during the years ended December 31, 2020 and 2019 of $1.1 million and $2.2 million, respectively.

The Company’s principal operations are in the Philippines where the majority of property and equipment resides under its wholly owned subsidiaries. The table below presents the Company’s total property and equipment by the geographic location as of December 31, 2020 and 2019:

	December 31, 2020	December 31, 2019
(in thousands)
Philippines	$37,823	25,938
United States	8,983	12,967
Rest of World	10,151	6,171

Total Property and equipment, net	$56,957	45,076

(6) Goodwill and Intangibles

The carrying amount of goodwill as of December 31, 2020 and 2019 was $195.7 million.

As of October 1, 2020, the Company opted to bypass the qualitative assessment and proceeded directly to performing a quantitative goodwill impairment test. As a result of the quantitative assessment, the Company determined that the carrying value of the reporting unit did not exceed its fair value. The Company performed a qualitative assessment as of December 31, 2019 and determined that there were no changes in circumstances that would indicate the carrying value of the reporting unit exceeded fair value. Therefore, no impairment losses were recognized as of December 31, 2020 and 2019.

Intangible assets consisted of the following as of December 31, 2020 and 2019:

	Intangibles, Gross	Life (Years)	Accumulated Amortization	Intangibles, Net
(in thousands)
Customer relationships	$240,800	15	(36,121)	204,679
Trade name	41,900	15	(6,284)	35,616

Balance as of December 31, 2020	$282,700		(42,405)	240,295

	Intangibles, Gross	Life (Years)	Accumulated Amortization	Intangibles, Net
(in thousands)
Customer relationships	$240,800	15	(20,067)	220,733
Trade name	41,900	15	(3,491)	38,409

Balance as of December 31, 2019	$282,700		(23,558)	259,142

Amortization expense of the intangible assets for the years ended December 31, 2020 and 2019 was $18.8 million and $18.8 million, respectively. As of December 31, 2020, the remaining weighted average amortization period of the above intangible assets was approximately 13 years.

Future amortization expense for intangible assets subject to amortization is:

(in thousands)
2021	$18,847
2022	18,847
2023	18,847
2024	18,847
2025	18,847
Thereafter	146,060

Total	$240,295

(7) Long-Term Debt

The balances of current and non-current portions of debt consist of the following as of December 31, 2020:

(in thousands)	Current	Noncurrent	Total
Term Loan	$6,563	200,025	206,588
Revolver	39,878	—	39,878
Less: Debt financing fees	(457)	(1,257)	(1,714)

Total	$45,984	198,768	244,752

2018 Credit Agreement

On October 1, 2018, the Company entered into a credit agreement with respect to an $85.0 million term loan facility, $15.0 million delayed draw term loan commitments, and a $20.0 million revolving credit facility (the “2018 Credit Agreement”). Principal payments on the term loan were due quarterly in arrears in installments of $0.2 million with the remaining principal due in a lump sum at the maturity date of October 1, 2023. Interest was, at the Company’s option, either based on the base rate or Eurocurrency interest rate. The Company elected the Eurocurrency rate option as of December 31, 2018. Interest under this option was at the rate of LIBOR (with a floor of 1.00%) plus 3.75%, with step-ups to 4.00%, or 4.25% based on the Company’s total net leverage ratio. Voluntary principal prepayments were permitted. If a prepayment were to be made within the first six months of the closing of the credit agreement in connection with certain repricing transactions, then it would have been subject to a prepayment fee of 1.00% of the amount prepaid. As of December 31, 2018, the Company has made no prepayments. The credit agreement also allowed for additional debt to be issued under the delayed draw term loan commitments. These additional debt commitments were available for 24 months after the closing of the credit agreement subject to the same terms as the term loan. The delayed draw term loan commitments were subject to a 1.0% ticking fee on the average daily undrawn commitments to be paid quarterly in arrears. As of December 31, 2018, no borrowing had been made under the delayed draw term loan commitment. The revolver provided the Company with access to a $15.0 million letter of credit facility and a $5.0 million swing line facility, each of which, to the extent used, reduces borrowing availability under the revolver. The revolver was scheduled to terminate on October 1, 2023. Interest on borrowing under the revolver was, at the Company’s option, either based on the base rate or a Eurocurrency interest rate, with the exception of swing line borrowings, which were always at the base rate. The Company elected the Eurocurrency rate option for its revolving borrowing which were subject to the same interest rate that applied to the term loan. Interest for a swing line loan was at the base rate (with a floor of 2.00%) plus 2.75%, with step ups to 3.00% or 3.25% based on the Company’s total net leverage ratio. The revolver also required a commitment fee of 0.5% of undrawn commitments to be paid quarterly in arrears. There were no borrowings outstanding under the revolver facility as of December 31, 2018.

The Company incurred $2.6 million of debt financing fees related to the issuance of the term loans, which were amortized to interest expense using the straight-line method over the term of the related debt facility.

Prior to the extinguishment of the 2018 Credit Agreement, the Company recorded financing expense related to the amortization of these debt financing fees of $0.4 million for the year ended December 31, 2019. On September 25, 2019, the total outstanding debt under the 2018 Credit Agreement of $84.6 million was fully repaid and the remaining $2.0 million of unamortized debt financing fees were charged to interest expense.

2019 Credit Agreement

On September 25, 2019, the Company entered into a credit agreement with new lenders with respect to a $210.0 million term loan facility and a $40.0 million revolving credit facility (collectively, the “2019 Credit Facility”). Principal payments on the term loan are due quarterly in arrears equal to installments in an aggregate annual amount equal to (i) 1.0% per annum of the original principal amount of the initial term loan in the first year, (ii) 2.5% per annum of the original principal amount of the initial term loan in the second year, (iii) 5.0% per annum of the original principal amount of the initial term loan in the third year, (iv) 7.5% per annum of the original principal amount of the initial term loan in the fourth year and (v) 10.0% per annum of the original principal amount of the initial term loan in the fifth year, with the remaining principal due in a lump sum at the maturity date of September 25, 2024. Voluntary principal prepayments are permitted. Interest is, at the Company’s option, either based on the base rate or Eurocurrency interest rate. The Company elected the Eurocurrency rate option as of December 31, 2020. Interest under this option with respect to the term loans is at the rate of LIBOR plus 2.25% (with a floor of 0.0%). The interest rate in effect with respect to the term loans as of December 31, 2020 was 2.40%. The revolver provides the Company with access to a $15.0 million letter of credit facility and a $5.0 million swing line facility, each of which, to the extent used, reduces borrowing availability under the revolver. The revolver terminates on September 25, 2024. Interest on borrowing under the revolver is, at the Company’s option based on the base rate or Eurocurrency interest rate, with the exception of swing line borrowings, which are always based on the base rate. The Company elected the Eurocurrency rate option for borrowings under the revolver, and the revolver is subject to the same interest rate that applies to the term loan. The interest rate in effect for the outstanding borrowings under the revolver as of December 31, 2020 was 2.40%. Interest for a swing line loan is at the base rate. The revolver also requires a commitment fee of 0.4% of undrawn commitments to be paid quarterly in arrears. There were outstanding borrowings on the revolver facility of $39.9 million as of December 31, 2020.

The Company incurred $2.3 million of debt financing fees related to the issuance of the term loans in the 2019 Credit Facility, which are being amortized to interest expense using the straight-line method over the term of the related debt facility. The Company recorded financing expense related to the amortization of these debt financing fees of $0.5 million and $0.1 million for the year ended December 31, 2020 and the period from September 25, 2019 through December 31, 2019, respectively. The carrying amount of the Company’s total outstanding debt, net of debt financing fees, was $244.8 million as of December 31, 2020.

The 2019 credit agreement contains a financial covenant requiring compliance with a maximum total net leverage ratio and certain other covenants, including covenants restricting additional borrowings, capital expenditures, and distributions. The Company was in compliance with these covenants as of December 31, 2020. Certain assets of TU Midco, Inc. and substantially all assets of TU BidCo, Inc. and its material domestic subsidiaries are pledged as collateral under this agreement, subject to certain customary exceptions.

Principal maturities of the outstanding debt as of December 31, 2020 are as follows:

(in thousands)
2021	$46,441
2022	11,813
2023	17,062
2024	171,150
2025	—

Total	$246,466

(8) Commitments and Contingencies

(a)	Operating Leases

Leases that do not transfer to the Company substantially all the risks and benefits of ownership of the asset are classified as operating leases. Operating lease payments (net of any incentive received from the lessor) are recognized as expense in profit or loss on a straight-line basis over the lease term.

Associated costs, such as repairs, maintenance, and insurance, are expensed as incurred. The Company determines whether an arrangement is, or contains, a lease based on the substance of the arrangement. It makes an assessment of whether the fulfillment of the arrangement is dependent on the use of a specific asset or assets and the arrangement conveys a right to use the asset. The Company has various leases for office spaces under noncancelable operating lease agreements.

During the year ended December 31, 2020, the Company executed modification agreements with landlords for eight of our leased facilities which included concessions in the form of rent credits. The modification did not extend the terms of the leases nor did they grant us additional rental space. In April 2020, the FASB issued guidance allowing entities to make a policy election whether to account for lease concessions related to the COVID-19 pandemic as if the enforceable rights and obligations of the concessions existed in the contracts at lease inception. The election applies to any lessor-provided lease concession related to the impact of the COVID-19 pandemic, provided the concession does not result in a substantial increase in the rights of the lessor or in the obligations of the lessee. The Company has decided not to take the policy election and has accounted for these rent concessions as a change in lease provisions. The recognition of rent concessions did not have a material impact on the consolidated financial statements as of December 31, 2020.

During the year ended December 31, 2020, the Company terminated its lease at its former Santa Monica Headquarters and San Antonio, which were due to expire in 2022 and 2023. As a result of such terminations, the Company recorded lease termination cost of $1.8 million.

Minimum rent payments under operating leases are recognized on a straight-line basis over the term of the lease, including any periods of free rent. Rental expense for years ended December 31, 2020 and 2019 was $11.1 million and $8.9 million, respectively.

Future minimum rental commitments under noncancelable operating leases as of December 31, 2020:

(in thousands)
2021	$12,313
2022	13,366
2023	10,224
2024	6,971
2025	5,871
Thereafter	—

Total	$48,745

(b)	Legal Proceedings

From time to time, the Company may become subject to legal proceedings, claims, and litigation arising in the ordinary course of business. The Company is not currently a party to any material legal proceedings, nor is the Company aware of any pending or threatened litigation that would have a material adverse effect on the Company’s business, operating results, cash flows, or financial condition should such litigation be resolved unfavorably.

(c)	Contingent Consideration

On October 1, 2018, Bidco acquired 100% of the outstanding shares of TaskUs Holdings, Inc. (formerly known as TaskUs, Inc.) at a purchase price of $429.4 million (the “Transaction”). Bidco is a wholly owned subsidiary of TaskUs, Inc. (formerly known as TU Topco, Inc.) and was used as a vehicle to consummate TaskUs, Inc.’s acquisition of TaskUs Holdings, Inc. Bidco is consolidated into TaskUs, Inc.’s financial statements.

The Transaction was accounted for using the acquisition method of accounting in accordance with FASB ASC Topic 805, Business Combinations. In accordance with this accounting standard, since there was a change in control, the Company recorded the acquired assets and liabilities assumed of TaskUs at fair value.

As a part of the Transaction, the Company entered into a Stock Purchase Agreement, which provides that the sellers of TaskUs, Inc. are entitled to receive cash payments for certain tax benefits, if any, realized as a result of the Blackstone Acquisition that are received by the Company for a specified period after the closing date. During the year ended December 31, 2020, the Company determined that $3.6 million in tax benefits were receivable by the Company and such amount would become payable to the sellers of TaskUs Holdings, Inc. upon receipt of the cash. As such, the Company recorded a liability of $3.6 million for the expected payment to the sellers, which is included within accounts payable and accrued liabilities in the consolidated balance sheets as of December 31, 2020.

(9) Employee Compensation

Phantom Stock Plan

On June 19, 2015, TaskUs Holdings’ board of directors officially adopted a companywide phantom stock plan and related phantom share agreements. The plan and agreements establish key terms and conditions of the grants, including amount of shares reserved for the grant, amount granted to an employee, vesting, and forfeiture terms. The phantom stock awards are to be settled in cash upon an initial public offering (“IPO”) or in a similar form as the method of purchase used by a future acquirer upon an occurrence of a change in control (each as defined in such plan). Employees are permitted to retain vested phantom shares in the case of employment termination, except in cases of termination for cause.

In connection with the Blackstone Acquisition, the phantom stock awards associated with the plan were settled partially in cash and partially in rollover shares in accordance with the terms of the plan. Because the change in control became probable immediately prior to the business combination, TaskUs Holdings recognized a liability for the amount of the cash settlement, which was assumed by TaskUs in the acquisition. The settlement of these awards was contingent upon the successful consummation of the business combination. Cash payouts related to these awards totaled $43.2 million, a portion of which was funded by TaskUs and included in purchase consideration. The remainder was recorded as a liability in accrued payroll and employee-related liabilities on the consolidated balance sheets as of December 31, 2018 and fully paid as of December 31, 2019.

Additionally, as a result of the Blackstone Acquisition, holders of phantom stock awards were eligible to receive rollover phantom stock in the Company. The contractual lives and the vesting conditions for the rollover phantom stock vary depending on the employment status of the holder at the acquisition date. Former employees who held vested phantom shares in TaskUs Holdings at the date of the Blackstone Acquisition received rollover phantom shares in TaskUs that vested immediately and have an expiration date of June 19, 2022. Phantom stock held by those employed by the Company at the date of the Blackstone Acquisition received rollover phantom shares that vest 25% per annum, with monthly vesting after the first year anniversary of the Blackstone Acquisition, and have an expiration date of October 1, 2025. All other terms are substantially the same as the plan and the agreements as discussed above and will be settled in cash upon an IPO or in a similar form as the method of purchase used by a future acquirer upon an occurrence of a change in control. Management determined that these triggering events were not probable, and as such no liability or expense was recorded for the years ended December 31, 2020 and 2019 related to the rollover shares.

The number of outstanding phantom shares at January 1, 2020 and December 31, 2020 were 662,309 and 651,436, respectively. There were 15,000 phantom shares granted and 25,873 phantom shares forfeited during the year ended December 31, 2020. Of the outstanding phantom shares, 460,738 are contractually vested but can only be settled upon an occurrence of a change in control or an IPO as discussed above.

The fair value of the vested and unvested phantom share awards that represents unrecognized expense for the years ended December 31, 2020 and 2019 will be equal to management’s best estimate at each period of the cash settlement that would be paid upon change in control or IPO. When an IPO or change in control occurs, the Company will recognize expense equal to the amount of settlement.

Stock Incentive Plan

On April 16, 2019, the Company established an equity incentive plan pursuant to which the Company has granted option awards to selected executives and other key employees. The option awards contain service, market and performance conditions. Stock options under this plan contingently vest over a period of two years in the event of a change in control and over a period of three years in the event of an IPO (each as defined in such plan), with the vesting period beginning on the date of the performance event so long as the holder remains employed. The amount of options eligible for vesting is contingent upon Blackstone’s return on invested capital in the Company. These options have contractual lives of 10 years. The Company reserves 1,111,373 common shares for issuance pursuant to these options.

The following shows the stock option activity for the year ended at December 31, 2020:

	Number of options	Weighted - average grant date fair value	Weighted - average exercise price
Nonvested at January 1, 2020	532,080	$3.93	$35.05
Granted	388,797	16.53	83.23
Forfeited	74,967	4.59	38.47

Nonvested at December 31, 2020	845,910	$9.66	$56.89

For the years ended December 31, 2020 and 2019, no change in control, IPO or liquidity event actually occurred or was imminent. Therefore, none of the options are vested nor currently exercisable, and no expense was recorded for the years ended December 31, 2020 and 2019 given the performance condition was not probable. For the years ended December 31, 2020 and 2019, there was $8.8 million and $2.3 million of unrecognized compensation expense related to the Company’s nonvested stock options. Upon the occurrence of an IPO or change in control, the grant date fair value for the awards will begin to be expensed using a graded vesting method. At the time of the IPO or change in control, a portion of the unrecognized compensation expense related to nonvested stock options granted to employees is expected to be recognized immediately based on the service already provided by the employee at the time of such event. The remaining unrecognized compensation expense will be recognized over the next year following a change in control, or over the next 2 years in the case of an IPO, again based on the proportion of service provided.

The fair value of the stock options were estimated under an option pricing framework, using a combination of Monte Carlo simulation analysis and a Black-Scholes option pricing method. A Monte Carlo simulation was first used to determine the number of options eligible for vesting, then a Black-Scholes model was used to estimate the value for the vested options given the simulated scenario, with the assumption that vested options will be exercised at the mid-point from the vesting date to its maturity date. Key assumptions in performing the option valuation include the expected time to liquidity event, total equity value, value per common share, discount for lack of marketability to be applied to the common shares, and volatility of the common shares. The volatility of the common shares was estimated based on the observed equity volatility of publicly traded comparable companies. For options granted during the year ended December 31, 2020, management assumed an expected time to liquidity of 0.5 to 4.5 years, with equal likelihood for an IPO or a Change in Control event.

(10) Income Taxes

For the years ended December 31, 2020 and 2019, domestic and foreign pretax income from continuing operations were $22.6 million and $21.8 million, $14.5 million and $15.0 million, respectively.

The provision for (benefit from) income taxes consists of the following, as of the dates indicated:

	December 31, 2020	December 31, 2019
(in thousands)
Current:
Federal	$10,974	2,836
State	3,411	567
Foreign	2,522	1,024

	16,907	4,427

Deferred:
Federal	(5,692)	2,871
State	(875)	(11,578)
Foreign	(454)	(131)

	(7,021)	(8,838)

Total	$9,886	(4,411)

The following table presents the tax effects of temporary differences that gives rise to significant portions of deferred tax assets and deferred tax liabilities as of the dates indicated:

	Year ended December 31, 2020	Year ended December 31, 2019
(in thousands)
Deferred Tax Assets
Accruals	$3,234	328
Deferred Rent	37	118
Allowances and reserves	637	41
Intercompany payable	826	658
Foreign Tax Credit	239	338
State taxes	947	1,018
Deferred Revenue	—	482
Other	431	—

Total Deferred Tax Assets	$6,351	2,983

Deferred Tax Liabilities
Intangibles	(54,907)	(59,310)
Fixed Assets	(1,519)	(663)
Unrealized foreign exchange gain	(276)	(382)

Total Deferred Tax Liabilities	$(56,702)	(60,355)

Net Deferred Tax Liabilities	$(50,351)	(57,372)

As of December 31, 2020, the Company had foreign tax credits of $0.2 million. Foreign tax credits will begin to expire in 2028 if not utilized.

The following is a reconciliation stated as a percentage of pretax income of the federal income tax effective rate (21%) to the Company’s effective tax rate:

	Year ended December 31, 2020	Year ended December 31, 2019
Federal tax rate	21%	21%
State taxes, net of federal benefit	2	(28)
Other permanent differences	6	2
GILTI Inclusion	6	5
FDII	(4)	(1)
RTP	—	(1)
Foreign jurisdiction income tax holiday	(11)	(11)
Foreign tax credit	(3)	(2)
Foreign tax rate differential	3	—
Deferred True-Up	—	(1)
FIN48	4	—
Other adjustments	(2)	1

Effective tax rate	22%	(15)%

For the year ended December 31, 2020, the effective tax rate differed from the statutory rate of 21%, primarily due to global intangible low-taxed income (“GILTI”) inclusion, foreign-derived intangible income (“FDII”) deduction, tax benefits of income tax holidays in foreign jurisdiction, and unrecognized tax benefits.

For the year ended December 31, 2019, the state rate is attributable to the revaluation of net state deferred tax assets and liabilities related to the decrease in a state rate from 6.8% to 1.9% for the tax year 2018 and

2019, respectively. The decrease in the state rate is driven by refining the Company’s revenue sourcing methodologies in key state tax jurisdictions reducing state apportionment.

The Company assessed the available positive and negative evidence to estimate whether it was more likely than not that some portion, or all, of the deferred tax assets would be realized. Evidence of sources of taxable income and the pattern and timing of the reversal of the temporary differences were sufficient to support a conclusion that a valuation allowance was not needed. Therefore, the Company determined that it was more likely than not that the deferred tax assets would be realized.

We operate under tax holiday in the Philippines, which is effective through December 31, 2020, and may be extended if certain additional requirements are satisfied. The tax holidays are conditional upon our meeting certain employment and investment thresholds. The impact of these tax holidays decreased foreign taxes by $6.5 million and $4.3 million for the years ended December 31, 2020 and 2019, respectively. The benefit of the tax holidays on net income per share (diluted) was $0.71 and $0.46 for the years ended December 31, 2020 and 2019, respectively.

As of December 31, 2020, unremitted earnings of the subsidiaries outside of the U.S. are approximately $89.4 million, which the Company has not made a provision for U.S. or additional foreign withholding taxes and state taxes. The Company’s practice and intention are to indefinitely reinvest these earnings outside the U.S. Determination of the amount of any unrecognized deferred income tax liability on this temporary difference is not practicable because of the complexities of the hypothetical calculation.

On March 27, 2020, in the United States, the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) was enacted in response to the COVID-19 pandemic. The CARES Act, among other things, permits net operating loss (“NOL”) carryovers and carrybacks to offset 100% of taxable income for taxable years beginning before 2021 and the deferral of employer taxes. We have chosen to avail ourselves of these CARES Act provisions for NOL carryover and carrybacks and the deferral of employer taxes. The Company has carried back net operating losses originating in the period from October 1, 2018, through December 31, 2018, to claim a refund for taxes paid in fiscal 2015, 2016, 2017, and the period from January 1, 2018, through September 30, 2018, resulting in an expected refund of approximately $5.2 million. As a result of NOL carryback, as of December 31, 2020, the Company reduced the 2017 transition tax liability to $1.0 million. Under the CARES Act, the Company received a net cash benefit of $5.3 million from the deferral of social security taxes otherwise due from April 10, 2020 through the year ended December 31, 2020. One-half of the deferred amount is due no later than December 31, 2021 and the second half no later than December 31, 2022.

A reconciliation of the beginning and ending balances of unrecognized tax benefits is as follows (in thousands):

Year ended December 31, 2020
(in thousands)
UTB Tabular Rollforward
Uncertain tax benefit balance as of 1/1/2020	$—
Gross increases/(decreases) - tax positions for current period	875
Gross increases/(decreases) - tax position in prior periods	1,044

Uncertain tax benefit balance as of 12/31/2020	$1,919

As of December 31, 2020, the Company had approximately $1.6 million of unrecognized tax benefits that if recognized would affect the effective income tax rate. The Company estimates no material changes to its uncertain tax positions within the next 12 months.

We recognize interest and penalties related to uncertain tax positions as components of provision for (benefit from) income taxes. As of December 31, 2020, we accrued interest and penalties of $0.1 million and $0.1 million, respectively.

The Company files income tax returns in US federal and state jurisdictions, as well as in the Philippines, Canada, India, Greece, Mexico, and the UK. In 2020, the Company established business operations in Ireland and Colombia for which the Company will be subject to tax. As of December 31, 2020, the tax years 2017 to 2020 are subject to examination by federal tax authorities (including the Philippines and Canada) and the tax years 2016 to 2020 are subject to examination by state taxing jurisdictions.

(11) Shareholders’ Equity

Authorized capital stock of TaskUs consisted of 10,000,000 shares of common stock. TaskUs had 9,173,702 shares of $0.01 par value Common Stock issued and outstanding as of December 31, 2020 and 2019. TaskUs common stock entitles holders to participate in all matters requiring votes of shareholders, receive dividends when declared, and is not convertible.

On October 2, 2019, TaskUs Holdings made a cash distribution of $12.0 million to Bidco which was declared by the Board of Directors as dividend payment.

On October 2, 2019, Bidco made a cash distribution of $135.0 million to Midco, then from Midco to TaskUs, then from TaskUs to its shareholders as declared by the Board of Directors as dividend payment.

(12) Earnings Per Share

The following table summarized the computation of basic and diluted earnings per share for the years ended December 31, 2020 and 2019:

(in thousands, except share data)	Year ended December 31, 2020	Year ended December 31, 2019
Numerator:
Net Income From Continuing Operations Available to Common Shareholders	$34,533	33,940

Denominator:
Weighted-average common stock outstanding - basic and diluted	9,173,702	9,173,702

Net income per share:
Basic and diluted	$3.76	3.70

(13) Related Party

In connection with the closing of the Blackstone Acquisition, TaskUs and TaskUs Holdings entered into a support and services agreement (the “Support and Services Agreement”) with Blackstone Capital Partners VII L.P. and Blackstone Capital Partners Asia L.P. and Blackstone Management Partners L.L.C. (“BMP”), an affiliate of our Sponsor. Under the Support and Services Agreement, we reimburse BMP and its affiliates for expenses related to support services customarily provided by Blackstone’s portfolio operations group to Blackstone’s portfolio companies, as well as healthcare-related services provided by Blackstone’s Equity Healthcare group and Blackstone’s group purchasing program. The Support and Services Agreement also requires us to, among other things, make certain information available to Blackstone and to indemnify BMP and its affiliates against certain claims. During the years ended December 31, 2020 and 2019, the Company made payments of $0.3 million and $0.1 million, respectively, pursuant to the Support and Services Agreement.

From time to time, the Company does business with a number of other companies affiliated with Blackstone, which cannot be presumed to be carried out at an arm’s-length basis. During the periods presented, Blackstone had an interest in Mphasis Limited (“Mphasis”), an entity that supplies TaskUs with certain consulting services. During the year ended December 31, 2020, the Company made payments of $0.2 million.

Similarly, from time to time, the Company does business with entities affiliated with members of our Board of Directors, which cannot be presumed to be carried out at an arm’s length basis. A management consulting firm affiliated with a member of our Board of Directors provides consulting services to the Company. During the year ended December 31, 2020, the Company incurred fees related to consulting services provided of $0.3 million.

(14) Subsequent Events

The Company has evaluated subsequent events from the consolidated balance sheets date through March 23, 2021, the date at which the consolidated financial statements were available to be issued, and have determined that there are no subsequent events that require disclosure.

(15) Subsequent Events (unaudited)

2021 Dividend

On April 9, 2021, the board of directors declared a cash distribution in the aggregate amount of $50 million from TaskUs Holdings, Inc. to Bidco, then from Bidco to Midco, then from Midco to TaskUs, Inc., then from TaskUs, Inc. to holders of our common stock as dividend payment. The cash dividend was paid on April 16, 2021.

TASKUS, INC.

Unaudited Condensed Consolidated Balance Sheets

(in thousands, except share data)

Assets	March 31, 2021	December 31, 2020
Current assets:
Cash	$135,493	107,728
Accounts receivable, net of allowance for doubtful accounts of $2,470 and $2,294, respectively	91,827	87,782
Other receivables	390	105
Prepaid expenses	11,553	13,032
Income tax receivable	—	1,606
Other current assets	623	1,051

Total current assets	239,886	211,304

Noncurrent assets:
Property and equipment, net	56,974	56,957
Deferred tax assets	568	585
Intangibles	235,583	240,295
Goodwill	195,735	195,735
Other noncurrent assets	2,899	2,630

Total noncurrent assets	491,759	496,202

Total assets	$731,645	707,506

Liabilities and Shareholders’ Equity
Liabilities:
Current liabilities:
Accounts payable and accrued liabilities	$38,758	41,935
Accrued payroll and employee-related liabilities	30,578	21,994
Current portion of debt	47,296	45,984
Current portion of income tax payable	3,413	—
Deferred revenue	5,586	4,711
Deferred rent	89	218

Total current liabilities	125,720	114,842

Noncurrent liabilities:
Income tax payable	2,988	2,988
Long-term debt	196,257	198,768
Deferred rent	2,315	2,194
Accrued payroll and employee-related liabilities	2,640	2,641
Deferred tax liabilities	50,936	50,936

Total noncurrent liabilities	255,136	257,527

Total liabilities	380,856	372,369

Commitments and Contingencies (See Note 8)
Shareholders’ equity:
Common stock, $0.01 par value. Authorized 10,000,000; 9,173,702 shares issued and outstanding at March 31, 2021 and December 31, 2020	92	92
Additional paid-in capital	399,027	399,027
Accumulated deficit	(50,891)	(67,398)
Accumulated other comprehensive income	2,561	3,416

Total shareholders’ equity	350,789	335,137

Total liabilities and shareholders’ equity	$731,645	707,506

See accompanying notes to unaudited condensed consolidated financial statements.

TASKUS, INC.

Unaudited Condensed Consolidated Statements of Income

(in thousands, except share and per share data)

	Three months ended March 31, 2021	Three months ended March 31, 2020

Service revenue	$152,871	102,429

Operating expenses:
Cost of services	88,030	61,783
Selling, general, and administrative expense	31,498	25,731
Depreciation	6,203	4,714
Amortization of intangible assets	4,712	4,712
Loss (gain) on disposal of assets	27	(5)

Total operating expenses:	130,470	96,935

Operating income	22,401	5,494

Other expense	754	1,397
Financing expenses	1,581	2,243

Income before taxes	20,066	1,854

Provision for income taxes	3,559	339

Net income	$16,507	1,515

Net income per common share, basic and diluted	$1.80	0.17

Weighted-average number of common shares outstanding, basic and diluted	9,173,702	9,173,702

See accompanying notes to unaudited condensed consolidated financial statements.

TASKUS, INC.

Unaudited Condensed Consolidated Statements of Comprehensive Income

(in thousands)

	Three months ended March 31, 2021	Three months ended March 31, 2020
Net income	$16,507	1,515
Retirement benefit reserves	(5)	(1)
Foreign currency translation adjustments	(850)	(223)

Other comprehensive income	$15,652	1,291

See accompanying notes to unaudited condensed consolidated financial statements.

TASKUS, INC.

Unaudited Condensed Consolidated Statements of Shareholders’ Equity

(in thousands, except share data)

	Capital stock and additional paid-in capital			Accumulated Deficit	Accumulated other comprehensive income	Total shareholders’ equity
	Common stock		Additional paid-in capital
	Shares	Amount
Balance as of December 31, 2019	9,173,702	$92	399,027	(101,931)	312	297,500
Net income	—	—	—	1,515	—	1,515
Other comprehensive income	—	—	—	—	(224)	(224)

Balance as of March 31, 2020	9,173,702	92	399,027	(100,416)	88	298,791

	Capital stock and additional paid-in capital			Accumulated Deficit	Accumulated other comprehensive income	Total shareholders’ equity
	Common stock		Additional paid-in capital
	Shares	Amount
Balance as of December 31, 2020	9,173,702	92	399,027	(67,398)	3,416	335,137
Net income	—	—	—	16,507	—	16,507
Other comprehensive income	—	—	—	—	(855)	(855)

Balance as of March 31, 2021	9,173,702	92	399,027	(50,891)	2,561	350,789

See accompanying notes to unaudited condensed consolidated financial statements.

TASKUS, INC.

Unaudited Condensed Consolidated Statements of Cash Flows

(in thousands)

	Three months ended March 31, 2021	Three months ended March 31, 2020
Cash flows from operating activities:
Net income	$16,507	1,515
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	6,203	4,696
Amortization of intangibles	4,712	4,712
Amortization of debt financing fees	114	44
Loss (gain) on disposal of assets	27	(5)
Provision for losses on accounts receivable	231	1,071
Unrealized foreign exchange losses for forward contracts	1,820	1,452
Changes in operating assets and liabilities:
Accounts receivables	(6,106)	(9,849)
Other receivables, prepaid expenses, and other current assets	1,558	(330)
Other noncurrent assets	(297)	(224)
Accounts payable and accrued liabilities	471	(444)
Accrued payroll and employee-related liabilities	8,755	(546)
Income tax payable	5,037	108
Deferred revenue	666	(214)
Deferred rent	224	68

Net cash provided by (used in) operating activities	39,922	2,054

Cash flows from investing activities:
Purchase of property and equipment	(10,127)	(8,612)

Net cash used in investing activities	(10,127)	(8,612)

Cash flows from financing activities:
Proceeds from borrowings, Revolving credit facility	—	39,878
Payments on long-term debt	(1,313)	(525)

Net cash (used in) provided by financing activities	(1,313)	39,353

Increase in cash and cash equivalents	28,482	32,795
Effect of exchange rate changes on cash	(717)	402
Cash and cash equivalents at beginning of period	107,728	37,541

Cash and cash equivalents at end of period	$135,493	70,738

See accompanying notes to unaudited condensed consolidated financial statements.

TASKUS, INC.

Notes to Unaudited Condensed Consolidated Financial Statements

(1) Description of Business and Organization

TaskUs, Inc. (formerly known as TU TopCo, Inc.) (“TaskUs” and, together with its subsidiaries, the “Company,” “we,” “us” or “our”) was formed by investment funds affiliated with The Blackstone Group Inc. (formerly known as The Blackstone Group L.P.) (“Blackstone”) as a vehicle for the acquisition of TaskUs Holdings, Inc. (formerly known as TaskUs, Inc.) (“TaskUs Holdings”) on October 1, 2018 (the “Blackstone Acquisition”). Prior to the Blackstone Acquisition, TaskUs had no operations and TaskUs Holdings operated as a standalone entity.

We are a digital outsourcer focused on serving high-growth technology companies to represent, protect and grow their brands. Our global, omni-channel delivery model is focused on Digital Customer Experience, Content Security and AI Operations. We have designed our platform to enable us to rapidly scale and benefit from our clients’ growth. Through our agile and responsive operational model, we deliver services from multiple delivery sites that span globally from the United States, Philippines, and other parts of the world.

The Company’s major service offerings are described in more detail below:

•	Digital Customer Experience: Principally consists of omni-channel customer care and customer acquisition services, primarily delivered through digital (non-voice) channels.

•

Content Security: Principally consists of review and disposition of user and advertiser generated content for purposes which include removal or labeling of policy violating, offensive or misleading content.

•	AI Operations: Principally consists of data labeling, annotation and transcription services performed for the purpose of training and tuning AI algorithms through the process of machine learning.

(2) Summary of Significant Accounting Policies

(a)	Basis of Presentation

The accounting and reporting policies of the Company are in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

These unaudited condensed consolidated financial statements and accompanying notes should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto for the year ended December 31, 2020 included elsewhere in this prospectus. In the opinion of the Company, the accompanying unaudited condensed consolidated financial statements contain all adjustments, consisting of only normal recurring adjustments, necessary for a fair statement of its financial position as of March 31, 2021 and its results of operations for the three months ended March 31, 2021 and 2020, and cash flows, comprehensive income and shareholders’ equity for the three months ended March 31, 2021 and 2020. The condensed consolidated balance sheet at December 31, 2020, was derived from audited annual financial statements but does not contain all of the footnote disclosures from the annual financial statements.

(b)	Use of Estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the determination of useful lives and impairment of fixed assets; allowances for doubtful accounts and other receivables; the valuation of deferred tax assets; valuation of forward contracts receivable; valuation of equity based compensation; valuation and impairment of intangibles and goodwill and reserves for income tax uncertainties and other contingencies. As of March 31, 2021, the impact of the global outbreak of a novel coronavirus (“COVID-19”) continues to unfold. As a result, many of our estimates and assumptions required increased judgement and carry a higher degree of variability and volatility. We continue to closely monitor the outbreak and the impact on our operations and liquidity. As events continue to evolve and additional information becomes available, our estimates may change materially in the future.

(c)	Principles of consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. The Company has no involvement with variable interest entities.

The Company’s wholly owned subsidiaries include TU Midco, Inc. (“Midco”), TU Bidco, Inc. (“Bidco”), TaskUs Holdings, Inc., LizardBear Tasking, Inc., ROHQ (Philippines) (ROHQ), Ridiculously Good Outsourcing Inc. (TaskUs Canada), TaskUs USA, LLC (TaskUs San Antonio), TaskUs, S.A. de C.V. (TaskUs Mexico), TaskUs Limited (TaskUs United Kingdom), TaskUs Holdings, Inc. Taiwan Branch (TaskUs Taiwan), TaskUs India Private Limited (TaskUs India) TaskUs Greece Single Member Private Company, TaskUs Ireland Private Limited (TaskUs Ireland) and TaskUs Colombia SAS (TaskUs Colombia).

(d)	Segments

Operating segments are components of a company for which separate financial information is available that is evaluated regularly by the chief operating decision-maker (“CODM”) in deciding on how to allocate resources and in assessing performance. The Company’s CODM is the chief executive officer (“CEO”). The CEO reviews financial information presented on an entity level basis for purposes of making operating decisions and assessing financial performance. Therefore, the Company has determined that it operates in a single operating and reportable segment.

(e)	Concentration Risk

Most of the Company’s customers are located in the United States. Customers outside of the United States are concentrated in Europe, Canada, and Australia.

For the three months ended March 31, 2021 and 2020, the following customers represented greater than 10% of the Company’s service revenue or accounts receivable:

	Service revenue percentage
Customer	Three months ended March 31, 2021	Three months ended March 31, 2020
A	29%	31%
B	11%	11%
C	Less than 10%	Less than 10%

	Accounts receivable percentage
Customer	As of March 31, 2021	As of December 31, 2020
A	12%	22%
B	14%	16%
C	Less than 10%	Less than 10%

The Company’s principal operations, including the majority of its employees and the fixed assets owned by its wholly owned subsidiaries, are located in the Philippines.

(f)	Accounts Receivable

Accounts receivable are recorded as revenue is recognized in accordance with our revenue recognition policy and bear interest. Most of our clients pay timely, which results in minimal interest. The Company maintains an allowance for doubtful accounts for estimated losses inherent in its accounts receivable portfolio. In establishing the required allowance, management considers historical losses adjusted to take into account current market conditions and customers’ financial condition, the amount of receivables in dispute, and the current receivables aging and current payment patterns. The Company reviews its allowance for doubtful accounts monthly. Past-due balances over 90 days and over a specified amount are reviewed individually for collectability. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. Write-offs for the three months ended March 31, 2021 were $0.1 million. There were no write-offs for the three months ended March 31, 2020.

(g)	Revenue Recognition

The Company recognizes revenue from our services in accordance with Financial Accounting Standards Board (“FASB”) ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”). Under ASC 606, the Company recognizes revenues for services for which control has transferred to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those services. To determine revenue recognition for arrangements that are determined to be within the scope of ASC 606, the Company performs the following five steps: (i) identify the contract(s) with the customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies its performance obligations.

The Company accounts for a contract with a customer when the contract is legally enforceable and when collectability is probable. The Company has executed contracts with customers which detail, among others, the contract terms, obligations and rights of both parties and payment terms. Certain of the Company’s contracts include termination clauses, which the Company evaluates when determining the contract term over which the parties have enforceable rights and obligations. A performance obligation is the unit of account under ASC 606 and represents the distinct services that are promised to the customer. Performance obligations are identified when the contract is created and based on agreed terms and business practices. The transaction price reflects the amount the Company expects to receive in exchange for services to the customer. The expected dollar amount is allocated to each performance obligation based on the standalone selling price agreed with the customer. The Company determines the standalone selling price based on the overall pricing objectives, taking into consideration market conditions, cost of performance obligations, and other factors including geographic locations. The Company’s performance obligations are related to providing services to its customers and its customers simultaneously receive and consume the benefits of those services. Therefore, revenue is recognized over time as performance obligations are satisfied.

Differences in timing between the delivery of services, billings, and receipt of payment from customers can result in the recognition of certain contract assets and contract liabilities. Revenue recognized in excess of billings is recorded as accrued revenue, and is reported under accounts receivable, net of allowance for doubtful accounts on the consolidated balance sheet. Billings in excess of revenue recognized is recorded as deferred revenue until revenue recognition criteria are met. Client prepayments (even if nonrefundable) are recorded as deferred revenue on the consolidated balance sheet and recognized over future periods as services are delivered or performed.

(h)	Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization and any impairment in value. The cost of an asset comprises its purchase price and directly attributable costs of bringing the asset to working condition for its intended use. Expenditures for additions, major improvements, and renewals are capitalized, while expenditures for repairs and maintenance are charged to expense as incurred. Depreciation is computed on the straight-line basis over the estimated useful life of the Company’s assets, generally three to five years or, for leasehold improvements, over five years or the term of the lease, whichever is shorter. Construction in process represents property under construction and is stated at cost. This includes costs of construction and other direct costs. The account is not depreciated until such time that the assets are completed and available for use.

(i)	Intangibles

Intangible assets consist of finite-lived intangible assets acquired through the Company’s historical business combination. Such amounts are initially recorded at fair value and subsequently amortized over their useful lives using the straight-line method, which reflects the pattern of benefit, and assumes no residual value.

(j)	Goodwill

Goodwill is the amount by which the cost of the acquired net assets in a business combination exceeds the fair value of the identifiable net assets on the date of purchase. Goodwill is not amortized.

The Company reviews goodwill for impairment annually, or more frequently when events or circumstances indicate goodwill may be impaired. Effective in 2020, the Company changed its annual goodwill impairment testing date from December 31 to October 1 to better align the testing date with its financial planning process. This change does not accelerate, delay, avoid or cause an impairment charge, nor does this change result in adjustments to previously issued financial statements.

(k)	Recent Accounting Pronouncements

The Company currently qualifies as an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Accordingly, the Company is provided the option to adopt new or revised accounting guidance either (i) within the same periods as those otherwise applicable to non-emerging growth companies or (ii) within the same time periods as private companies. The Company has elected to adopt new or revised accounting guidance within the same time period as private companies.

Recently issued accounting pronouncements

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which supersedes FASB Accounting Standards Codification (ASC), Leases (Topic 840). The standard is intended to increase the transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheets and disclosing key information about leasing arrangements. In June 2020, the FASB postponed the effective date for ASC 842 for private companies. This ASU will be effective for the Company beginning in fiscal year 2022, with early adoption permitted. The Company is currently evaluating the impact of adopting ASU 2016-02 on the Company’s consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. The revised standard relates to measurement of credit losses on financial instruments, and requires financial assets measured at amortized cost to be presented at the net amount expected to be collected. The guidance replaces the incurred loss model with an expected loss model referred to as current expected credit loss (CECL). The CECL model requires us to measure lifetime expected credit losses for financial instruments held at the reporting date using historical experience, current conditions and reasonable supportable forecasts. The guidance expands the disclosure requirements regarding an entity’s assumptions, models, and methods for estimating credit losses and requires new disclosures of the amortized cost balance for each class of financial asset by credit quality indicator, disaggregated by the year of origination. This ASU will be effective for the Company beginning in fiscal year 2023 with early adoption is permitted. The Company is currently evaluating the impact of adopting ASU 2016-13 on the Company’s consolidated financial statements.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740). The revised standard simplifies the accounting for income taxes by removing certain exceptions to the general principles in Topic 740. ASU 2019-12 also improves consistent application of and simplifies other areas of Topic 740 by clarifying and amending existing guidance. ASU 2019-12 is effective for fiscal years beginning after December 15, 2020, with early adoption permitted. The Company adopted this standard in the first quarter of 2021, the adoption does not have a material impact on its consolidated financial statements.

(3)	Revenue

Disaggregation of Revenue

Our revenues are derived from contracts with customers related to business outsourcing services that we provide. The following table presents the breakdown of the Company’s revenues by service offering:

	Three months ended March 31, 2021	Three months ended March 31, 2020
(in thousands)
Digital Customer Experience	$99,711	$65,217
Content Security	36,127	26,538
AI Operations	17,033	10,674

Service Revenue	$152,871	$102,429

The majority of the Company’s revenues are derived from contracts with customers who are located in the United States. However, we deliver our services from geographies outside of the United States. The following table presents the breakdown of the Company’s revenues by geographical location, based on where the services are provided from:

	Three months ended March 31, 2021	Three months ended March 31, 2020
(in thousands)
Philippines	$84,578	$55,874
United States	50,757	40,645
Rest of World	17,536	5,910

Service Revenue	$152,871	$102,429

Contract Balances

Accounts receivable, net of allowances includes $58.6 million and $47.4 million of unbilled revenues as of March 31, 2021 and December 31, 2020, respectively.

(4) Forward Contract Receivable

The Company transacts business in various foreign currencies and has international sales and expenses denominated in foreign currencies, subjecting the Company to foreign currency exchange rate risk. During 2021 and 2020, the Company entered into foreign currency exchange rate forward contracts, with a commercial bank as the counterparty, with maturities of generally 12 months or less, to reduce the volatility of cash flows primarily related to forecasted costs denominated in Philippine pesos. In addition, the Company utilizes foreign currency exchange rate contracts to mitigate foreign currency exchange rate risk associated with foreign currency-denominated assets and liabilities, primarily intercompany balances. The

Company does not use foreign currency exchange rate contracts for trading purposes. The exchange rate forward contracts entered into by the Company are not designated as hedging instruments. Any gains or losses resulting from changes in the fair value of these contracts are recognized in other expense in the consolidated statements of income.

For the three months ended March 31, 2021 and 2020 the Company settled forward contracts with total notional amounts of approximately $22.8 million, and $18.0 million, respectively. For the three months ended March 31, 2021 and 2020, realized gains of approximately $0.7 million and $0.7 million, respectively, resulting from the settlement of forward contracts were included within other expense.

For the three months ended March 31, 2021 and 2020, the Company had outstanding forward contracts with notional amounts of approximately $107.6 million and $70.0 million, respectively. The forward contract receivable resulting from change in fair value was recorded under other current assets. For the three months ended March 31, 2021 and 2020, the unrealized losses on the forward contracts of $1.8 million and $1.5 million, respectively, were included within other expense.

By entering into derivative contracts, the Company is exposed to counterparty credit risk, or the failure of the counterparty to perform under the terms of the derivative contract. For the periods presented, the non-performance risk of the Company and the counterparties did not have a material impact on the fair value of the derivative instruments

The Company has implemented the fair value accounting standard for those assets that are re-measured and reported at fair value at each reporting period. This standard establishes a single authoritative definition of fair value, sets out a framework for measuring fair value based on inputs used, and requires additional disclosures about fair value measurements. This standard applies to fair value measurements already required or permitted by existing standards.

In general, fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets. Fair values determined by Level 2 inputs utilize data points that are observable such as quoted prices, interest rates and yield curves. Fair values determined by Level 3 inputs are unobservable data points for the asset and include situations where there is little, if any, market activity for the asset.

The following table presents information about the Company’s assets that are measured at fair value on a recurring basis at March 31, 2021 and December 31, 2020 and indicates the fair value hierarchy of the valuation techniques utilized to determine such fair value.

	Fair value measurements using
	As of March 31, 2021	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
(in thousands)
Forward contract payable	$39	—	39	—

	Fair value measurements using
	As of December 31, 2020	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
(in thousands)
Forward contract receivable	$1,780	—	1,780	—

The Company’s derivatives are carried at fair value using various pricing models that incorporate observable market inputs, such as interest rate yield curves and currency rates, which are Level 2 inputs. Derivative valuations incorporate credit risk adjustments that are necessary to reflect the probability of default by the counterparty or by the Company.

(5) Property and Equipment, net

The components of Property and equipment, net at March 31, 2021 and December 31, 2020 were as follows:

	March 31, 2021	December 31, 2020
(in thousands)
Leasehold improvements	$30,622	$31,654
Technology and computers	53,679	47,572
Furniture and fixtures	4,000	4,203
Construction in process	5,965	5,194
Other property and equipment	6,069	5,995

Property and equipment, gross	100,335	94,618
Accumulated depreciation	(43,361)	(37,661)

Property and equipment, net	$56,974	$56,957

Depreciation expense for the three months ended March 31, 2021 and 2020 was $6.2 million and $4.7 million, respectively.

The Company had disposals of Property and equipment totaling $(0.1) million and $0.1 million during the three months ended March 31, 2021 and 2020, respectively, mainly due to the writeoff of furniture and fixtures associated with the termination of certain of our real estate leases and the sale of a generator from one of our facilities in the Philippines. We recognized gains (losses) from disposal of assets during the three months ended March 31, 2021 and 2020 of $(0.1) million and $0.1 million, respectively.

The Company’s principal operations are in the Philippines where the majority of property and equipment resides under its wholly owned subsidiaries. The table below presents the Company’s total property and equipment by the geographic location as of March 31, 2021 and December 31, 2020:

	March 31, 2021	December 31, 2020
(in thousands)
Philippines	$37,455	37,823
United States	9,285	8,983
Rest of World	10,234	10,151

Total Property and equipment, net	$56,974	56,957

(6) Goodwill and Intangibles

The carrying amount of goodwill as of March 31, 2021 and December 31, 2020 was $195.7 million.

Intangible assets consisted of the following as of March 31, 2020 and December 31, 2020:

	Intangibles, Gross	Life (Years)	Accumulated Amortization	Intangibles, Net
(in thousands)
Customer relationships	$240,800	15	(40,134)	200,666
Trade name	41,900	15	(6,983)	34,917

Balance as of March 31, 2021	$282,700		(47,117)	235,583

	Intangibles, Gross	Life (Years)	Accumulated Amortization	Intangibles, Net
(in thousands)
Customer relationships	$240,800	15	(36,121)	204,679
Trade name	41,900	15	(6,284)	35,616

Balance as of December 31, 2020	$282,700		(42,405)	240,295

(7) Long-Term Debt

The balances of current and non-current portions of debt consist of the following as of March 31, 2021:

(in thousands)	Current	Noncurrent	Total
Term Loan	$7,875	197,400	205,275
Revolver	39,878	—	39,878
Less: Debt financing fees	(457)	(1,143)	(1,600)

Total	$47,296	196,257	243,553

2019 Credit Agreement

On September 25, 2019, the Company entered into a credit agreement with new lenders with respect to a $210.0 million term loan facility and a $40.0 million revolving credit facility (collectively, the “2019 Credit Facility”). Principal payments on the term loan are due quarterly in arrears equal to installments in an aggregate annual amount equal to (i) 1.0% per annum of the original principal amount of the initial term loan in the first year, (ii) 2.5% per annum of the original principal amount of the initial term loan in the second year, (iii) 5.0% per annum of the original principal amount of the initial term loan in the third year, (iv) 7.5% per annum of the original principal amount of the initial term loan in the fourth year and (v) 10.0% per annum of the original principal amount of the initial term loan in the fifth year, with the remaining principal due in a lump sum at the maturity date of September 25, 2024. Voluntary principal prepayments are permitted. Interest is, at the Company’s option, either based on the base rate or Eurocurrency interest rate. The Company elected the Eurocurrency rate option as of March 31, 2021. Interest under this option is at the rate of LIBO Screen Rate plus 2.25% (with a floor of 0.0%).The interest rate in effect with respect to the term loans as of March 31, 2021 was 2.36%. The revolver provides the Company with access to a $15.0 million letter of credit facility and a $5.0 million swing line facility, each of which, to the extent used, reduces borrowing availability under the revolver. The revolver expires on September 25, 2024. Interest on borrowing under the revolver is, at the Company’s option based on the base rate or Eurocurrency interest rate, with the exception of swing line borrowings, which are always based on the base rate. The Company elected the Eurocurrency rate option, and is subject to the same interest rate that applies to the term loan. The interest rate in effect for the outstanding borrowings under the revolver as of March 31, 2021 was 2.36%. Interest for a swing line loan is at the base rate. The revolver also requires a commitment fee of 0.4% of undrawn commitments to be paid quarterly in arrears. There were outstanding borrowings on the revolver facility of $39.9 million as of March 31, 2021.

The Company incurred $2.3 million of debt financing fees related to the issuance of the term loans in the 2019 Credit Facility, which are being amortized to interest expense using the straight-line method over the term of the related debt facility. The Company recorded financing expense related to the amortization of these debt financing fees of $0.1 million and $0.1 million for the three months ended March 31, 2021 and 2020, respectively. The carrying amount of the Company’s total outstanding debt, net of discounts, was $243.6 million as of March 31, 2021.

The 2019 credit agreement contains certain restrictive financial covenants and also limits additional borrowings, capital expenditures, and distributions. The Company was in compliance with these covenants as of March 31, 2021. Substantially all assets of TU Midco, Inc. and its material domestic subsidiaries are pledged as collateral under this agreement, subject to certain customary exceptions.

Principal maturities of the outstanding debt as of March 31, 2021 are as follows:

(in thousands)
2021 (remaining nine months)	$45,128
2022	11,813
2023	17,062
2024	171,150
2025	—

Total	$245,153

(8) Commitments and Contingencies

(a)	Legal Proceedings

From time to time, the Company may become subject to legal proceedings, claims, and litigation arising in the ordinary course of business. The Company is not currently a party to any material legal proceedings, nor is the Company aware of any pending or threatened litigation that would have a material adverse effect on the Company’s business, operating results, cash flows, or financial condition should such litigation be resolved unfavorably.

(b)	Contingent Consideration

On October 1, 2018, Bidco acquired 100% of the outstanding shares of TaskUs Holdings, Inc. at a purchase price of $429.4 million (the “Transaction”). Bidco is a wholly owned subsidiary of Topco and was used as a vehicle to consummate Topco’s acquisition of TaskUs, Inc. Bidco is consolidated into Topco’s financial statements.

The Transaction was accounted for using the acquisition method of accounting in accordance with FASB ASC Topic 805, Business Combinations. In accordance with this accounting standard, since there was a change in control, the Company recorded the acquired assets and liabilities assumed of TaskUs at fair value.

As a part of the Transaction, the Company entered into a Stock Purchase Agreement, which provides that the sellers of TaskUs, Inc. are entitled to receive cash payments for certain tax benefits, if any, realized as a result of the Blackstone Acquisition that are received by the Company for a specified period after the closing date. During the year ended December 31, 2020, the Company determined that $3.6 million in tax benefits were receivable by the Company and such amount would become payable to the sellers of TaskUs Holdings, Inc. upon receipt of the cash. As such, the Company recorded a liability of $3.6 million for the expected payment to the sellers, which is included within accounts payable and accrued liabilities in the consolidated balance sheets as of December 31, 2020.

(9) Employee Compensation

Phantom Stock Plan

On June 19, 2015, TaskUs Holdings’ board of directors officially adopted a companywide phantom stock plan and related phantom share agreements. The plan and agreements establish key terms and conditions of the grants, including amount of shares reserved for the grant, amount granted to an employee, vesting, and forfeiture terms. The phantom stock awards are to be settled in cash upon an initial public offering (“IPO”) or in a similar form as the method of purchase used by a future acquirer upon an occurrence of a change in control (each as defined in such plan). Employees are permitted to retain vested phantom shares in the case of employment termination, except in cases of termination for cause.

In connection with the Blackstone Acquisition, the phantom stock awards associated with the plan were settled partially in cash and partially in rollover phantom stock in the Company in accordance with the terms of the plan. The contractual lives and the vesting conditions for the rollover phantom stock vary depending on the employment status of the holder at the acquisition date. Former employees who held vested phantom shares in TaskUs Holdings at the date of the Blackstone Acquisition received rollover phantom shares in TaskUs that vested immediately and have an expiration date of June 19, 2022. Phantom stock held by those employed by the Company at the date of the Blackstone Acquisition received rollover phantom shares that vest 25% per annum, with monthly vesting after the first year anniversary of the Blackstone Acquisition, and have an expiration date of October 1, 2025. All other terms are substantially the same as the plan and the agreements as discussed above and will be settled in cash upon an IPO or in a similar form as the method of purchase used by a future acquirer upon an occurrence of a change in control. Management determined that these triggering events were not probable, and as such no liability or expense was recorded for the three months ended March 31, 2021 and 2020 related to the rollover shares.

The number of outstanding phantom shares at December 31, 2020 and March 31, 2021 were 651,436 and 649,446, respectively. There were no phantom shares granted and 1,990 phantom shares forfeited during the three months ended March 31, 2021. Of the outstanding phantom shares, 493,691 are contractually vested but can only be settled upon an occurrence of a change in control or an IPO as discussed above.

The fair value of the vested and unvested phantom share awards that represents unrecognized expense for the three months ended March 31, 2021 and 2020 will be equal to management’s best estimate at each period of the cash settlement that would be paid upon change in control or IPO. When an IPO or change in control occurs, the Company will recognize expense equal to the amount of settlement.

Stock Incentive Plan

On April 16, 2019, the Company established an equity incentive plan pursuant to which the Company has granted option awards to selected executives and other key employees. The option awards contain service, market and performance conditions. Stock options under this plan contingently vest over a period of two years in the event of a change in control and over a period of three years in the event of an IPO (each as defined in such plan), with the vesting period beginning on the date of the performance event so long as the holder remains employed. The amount of options eligible for vesting is contingent upon Blackstone’s return on invested capital in the Company. These options have contractual lives of 10 years. The Company reserves 1,111,373 common shares for issuance pursuant to these options.

The following shows the stock option activity for the three months ended at March 31, 2021:

	Number of options	Weighted - average grant date fair value	Weighted - average exercise price
Nonvested at December 31, 2020	845,910	$9.66	$56.89
Forfeited	74,468	9.02	56.80

Nonvested at March 31, 2021	771,442	$9.73	$56.90

For the three months ended March 31, 2021 and 2020, no change in control, IPO or liquidity event actually occurred or was imminent. Therefore, none of the options are vested nor currently exercisable, and no expense was recorded for the three months ended March 31, 2021 and 2020 given the performance condition was not probable. For the three months ended March 31, 2021 and 2020, there was $8.8 million and $2.9 million of unrecognized compensation expense, gross of any forfeitures, related to the Company’s nonvested stock options. Upon the occurrence of an IPO or change in control, the grant date fair value for the awards will begin to be expensed using a graded vesting method. At the time of the IPO or change in control, a portion of the unrecognized compensation expense related to nonvested stock options granted to employees is expected to be recognized immediately based on the service already provided by the employee at the time of such event. The remaining unrecognized compensation expense will be recognized over the next year following a change in control, or over the next 2 years in the case of an IPO, again based on the proportion of service provided.

The fair value of the stock options were estimated under an option pricing framework, using a combination of Monte Carlo simulation analysis and a Black-Scholes option pricing method. A Monte Carlo simulation was first used to determine the number of options eligible for vesting, then a Black-Scholes model was used to estimate the value for the vested options given the simulated scenario, with the assumption that vested options will be exercised at the mid-point from the vesting date to its maturity date. Key assumptions in performing the option valuation include the expected time to liquidity event, total equity value, value per common share, discount for lack of marketability to be applied to the common shares, and volatility of the common shares. The volatility of the common shares was estimated based on the observed equity volatility of publicly traded comparable companies.

(10) Income Taxes

In determining its interim provision for income taxes, the Company used an estimated annual effective tax rate, which is based on expected income before taxes, statutory tax rates and tax planning opportunities available in the various jurisdictions in which the Company operates. Certain significant or unusual items are separately recognized in the period in which they occur and can be a source of variability in the effective tax rate from quarter to quarter.

The Company recorded income tax provision of $3.6 million and $0.3 million in the three months ended March 31, 2021 and 2020, respectively. The Company’s worldwide effective tax rates were 18% for the three months ended March 31, 2021 and 2020.

The difference between the effective tax rates and the statutory rate in the three months ended March 31, 2021 and 2020 was primarily due to global intangible low-taxed income (“GILTI”) inclusion, foreign-derived intangible income (“FDII”) deduction, tax benefits of income tax holidays in foreign jurisdiction, and unrecognized tax benefits.

The Company’s practice and intention are to indefinitely reinvest the earnings of its non-U.S. subsidiaries. Determination of the amount of any unrecognized deferred income tax liability on the temporary difference is not practicable because of the complexities of the hypothetical calculation.

There were no material changes to the Company’s unrecognized tax benefits during the three months ended March 31, 2021, and the Company does not expect to have any significant changes to unrecognized tax benefits through the end of the fiscal year.

(11) Shareholders’ Equity

Authorized capital stock of TaskUs consisted of 10,000,000 shares of common stock. TaskUs had 9,173,702 shares of $0.01 par value Common Stock issued and outstanding as of March 31, 2021 and December 31, 2020. TaskUs common stock entitles holders to participate in all matters requiring votes of shareholders, receive dividends when declared, and is not convertible.

(12) Earnings Per Share

The following table summarized the computation of basic and diluted earnings per share for the three months ended March 31, 2021 and 2020:

(in thousands, except share data)	Three months ended March 31, 2021	Three months ended March 31, 2020
Numerator:
Net Income From Continuing Operations Available to Common Shareholders	$16,507	1,515

Denominator:
Weighted-average common stock outstanding - basic and diluted	9,173,702	9,173,702
Net income per share:
Basic and diluted	$1.80	0.17

(13) Related Party

From time to time, the Company does business with a number of other companies affiliated with Blackstone, which cannot be presumed to be carried out at an arm’s-length basis. During the periods presented, Blackstone had an interest in Alight Solutions (“Alight”) and Mphasis Limited (“Mphasis”), entities that supply TaskUs with certain software implementation and consulting services. During the three months ended March 31, 2021, the Company made payments of $0.4 million to Alight. During the three months ended March 31, 2020, the Company made payments of $0.1 million to Mphasis.

During the periods presented, Blackstone had an interest in Vivint Group (“Vivint”), North American Bancard, and Custom Ink, entities that are TaskUs customers. During the three months ended March 31, 2021, The Company received payments of $0.3 million, $0.1 million, and $0.2 million from Vivint, North American Bancard and Custom Ink, respectively.

(14) Subsequent Events

2021 Dividend

On April 9, 2021, the board of directors declared a cash distribution in the aggregate amount of $50 million from TaskUs Holdings, Inc. to Bidco, then from Bidco to Midco, then from Midco to TaskUs, Inc., then from TaskUs, Inc. to holders of our common stock as dividend payment. The cash dividend was paid on April 16, 2021.

Amendment to 2019 Credit Facility

On April 30, 2021, the Company entered into Amendment No. 1 to 2019 Credit Facility with the existing lenders providing for $50.0 million incremental revolving credit commitments on the same terms as the existing revolving credit facility.

Initial Public Offering

The Company has filed a Form S-1 registration statement with the Securities and Exchange Commission and applicable amendments thereto with the intention of pursuing an initial public offering (“IPO” or “offering”) in the second quarter of 2021. After the effectiveness of the registration statement and prior to the closing of the offering, the Company will amend its Certificate of Incorporation to effect a ten-for-one forward split of its outstanding common stock and authorize two classes of common stock, Class A and Class B common stock. Under the amended Certificate of Incorporation, all outstanding shares of common stock will be reclassified into an equal number of shares of Class B common stock (the “Class B Reclassification”). All existing shareholders prior to the Class B Reclassification will participate equally in the Class B Reclassification. The Class B common stock will be entitled to ten votes per share and each share will be convertible to one share of Class A common stock. Prior to consummation of the offering, the Company expects that              shares of Class B common stock will be converted into an equivalent number of shares of Class A common stock and be sold by the selling stockholders based on assumptions currently available, including an assumed maximum aggregate offering size of $             and              shares of Class A common stock offered by TaskUs, Inc.

2021 Omnibus Incentive Plan

Prior to the consummation of the offering, the Company’s board of directors expects to adopt, and the Company expects the stockholders to approve, the TaskUs, Inc. 2021 Omnibus Incentive Plan (“Omnibus Incentive Plan”). Under the Omnibus Incentive Plan, certain awards will be available to be issued, including non-qualified stock options, incentive stock options, stock appreciation rights (“SARs”), restricted shares of Class A common stock, restricted stock units (“RSUs”), or other equity-based or cash-based awards.

In connection with the offering, the Company expects to grant awards pursuant to the Omnibus Incentive Plan to its founders (“Founder Awards”) and to certain other officers and employees (“IPO Awards”) consisting of (i) time-based RSUs, (ii) performance-based restricted stock units (“PSUs”) and (iii) time-based stock options, in each case in relation to shares of Class A common stock. The RSU and PSU grants will become effective on the completion of the IPO. The time-based stock options will be granted effective immediately following the determination of the offering price per share of our Class A common stock in the IPO, and will have a per-share exercise price equal to the offering price. The Company expects to grant Founder Awards consisting of              time-based RSUs,              PSUs, and              time-based stock options. The Company expects to grant IPO Awards consisting of              time-based RSUs and              time-based stock options. The Company has preliminarily concluded that both the Founder Awards and IPO Awards will be equity-classified employee stock-based compensation awards within the scope of ASC 718.

Founder Awards

The Founder Award RSUs and Founder Award time-based stock options will vest in quarterly installments over the four year period beginning on the completion of the IPO, subject to continued service through each applicable vesting date. The Founder Award PSUs vest in tranches upon the achievement of certain thresholds related to the company’s growth in enterprise value, as determined each year from the date of grant, subject to continued service through each applicable performance date. The Company has preliminarily concluded that it will recognize compensation expense for the Founder Award RSUs and Founder Award time-based stock options based on the grant date fair value using a graded expense attribution model over the four year requisite service period. For the Founder Award PSUs, the Company has preliminarily concluded that the achievement thresholds required for vesting meet the definition of a market condition and the Company will incorporate such market conditions in its determination of grant date fair value for the awards. Compensation expense for the Founder Award PSUs will be recognized using a graded attribution model over the requisite service period, which we generally expect to be the longer of the derived service period or the explicit four year service period. The Company’s current estimated unrecognized compensation expense for the Founder Award RSUs, time-based stock options and PSUs is $             , $            , and $            , respectively, based on the Company’s current expectations of the offering price per share of our Class A common stock and the best information and assumptions available to us at the time of the issuance of these financial statements However, all such accounting and fair value conclusions will be confirmed based on the actual terms as provided to the founder upon grant of the awards. The Company plans to obtain a contemporaneous valuation to determine the grant date fair value of the awards considering the appropriate inputs on such date, including the actual offering price as applicable.

IPO Awards

The IPO Awards consist of RSUs and time-based stock options that will vest in annual installments over the four year period beginning on the completion of the IPO, subject to continued service through each applicable vesting date. The Company has preliminarily concluded that it will recognize compensation expense for the RSUs and time-based stock options based on the grant date fair value using a graded expense attribution model over the four year requisite service period. The Company’s current estimated unrecognized compensation expense for the IPO Award RSUs and time-based stock options is $             and $             , respectively, based on the Company’s current expectations of the offering price per share of our Class A common stock and the best information and assumptions available to us at the time of the issuance of these financial statements. However, all such accounting and fair value conclusions will be confirmed based on the actual terms as provided to the employees upon grant of the awards. The Company plans to obtain a contemporaneous valuation to determine the grant date fair value of the awards considering the appropriate inputs on such date, including the actual offering price as applicable.

OUR MISSION Empower people to deliver ridiculous innovation to the world’s best companies. Agile + Responsive + Innovative = Refreshing

IRELAND
1 Site
TAIWAN
1 Site
USA
3 Sites
INDIA
1 Site
COLOMBIA
1 Site
GREECE
1 Site
MEXICO
1 Site
PHILIPPINES
9 Sites

Geographic Footprint

~27,500*

Employees Worldwide

18*

Locations

8*

Countries

* As of March 31, 2021

#40

Glassdoor's 2019 Best Places to Work

Clients

100+

of the world's leading technology companies

As of December 31, 2020

IRELAND TAIWAN 1 Site 1 Site USA 4 Sites INDIA 1 Site COLOMBIA GREECE 1 Site MEXICO 1 Site PHILIPPINES Geographic 9 Sites Footprint ~ 27,500* 18* 8* Employees Worldwide Locations Countries Clients #40 100+* Glassdoor’s 2019 Best of the world’s leading Places to Work technology companies * As of December 31, 2020

World-class culture drives innovation

OUR CORE VALUES

- Continuous Self Improvement
- Always Strive for Excellence
- Inspire Others by Believing in Yourself
- Exercise Emotional Intelligence
- Teamwork Makes the Dream Work
- Be Ridiculous
- Work Hard, Have Fun
- Do More with Less

World-class culture drives innovation OUR CORE VALUES Continuous Self Improvement Teamwork Makes the Dream Work Always Strive for Excellence Be Ridiculous Inspire Others by Believing in Yourself Work Hard, Have Fun Exercise Emotional Intelligence Do More with Less 2017 2018 2019 2020 3 Countries 4 Countries 5 Countries 8 Countries 9 Sites 14 Sites 13 Sites 18 Sites 8.5k Teammates 13.8k Teammates 18.4k Teammates 23.6k Teammates

Rangreza

Indore
India

3,094* Employees

130k+* Square Feet

Lizzy's Clubhouse

San Antonio-Texas
USA

77k+* Square Feet

1,174* Employees

TaskUs

House Teamwork

Meycauayan Bulacan
Philippines

2,863* Employees

79k+* Square Feet

* Numbers as of March 31, 2021

2,000* Indore Employees India 130k* Square Feet Clubhouse Lizzys 77k+* Square Feet San Antonio-Texas USA 1,200* Employees Teamwork House 2,900* Meycauayan Bulacan Employees Philippines 79k+* Square Feet * Approximate numbers as of December 31, 2020

Through and including the 25th day after the date of this prospectus, all dealers that e_ect transactions in shares of our common stock, whether or not participating in this o_ering, may be required to deliver a prospectus. This is in addition to the dealers’ obligations to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth the expenses payable by the Registrant expected to be incurred in connection with the issuance and distribution of the shares of common stock being registered hereby (other than underwriting discounts and commissions). All of such expenses are estimates, other than the filing and listing fees payable to the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc. and Nasdaq.

Filing Fee—Securities and Exchange Commission		$10,910
Fee—Financial Industry Regulatory Authority, Inc.		15,500
Listing Fee—Nasdaq		*
Fees and Expenses of Counsel		*
Printing Expenses		*
Fees and Expenses of Accountants		*
Transfer Agent and Registrar’s Fees		*
Miscellaneous Expenses		*

Total	$	*

*	To be provided by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 102(b)(7) of the Delaware General Corporation Law, or DGCL, allows a corporation to provide in its certificate of incorporation that a director of the corporation will not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock redemption or repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our amended and restated certificate of incorporation will provide for this exculpation against liability for breach of fiduciary duty to the fullest extent permitted by law.

Section 145 of the DGCL, or Section 145, provides, among other things, that a Delaware corporation may indemnify any person who was, is or is threatened to be made, party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was unlawful. Section 145 also provides that a Delaware corporation may indemnify any persons who were or are a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person is or was a director, officer, employee or agent of another corporation or enterprise or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests, provided further that no indemnification is permitted without judicial approval if the officer, director, employee or agent is adjudged to be liable to the corporation. Section 145 further provides that, where directors and specified officers are successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify them against the expenses they have actually and reasonably incurred.

Section 145 provides that expenses (including attorneys’ fees) incurred by a current officer or director of the corporation in defending against any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of the action, suit or proceeding upon receipt of an undertaking if it shall ultimately be determined that the person is not entitled to be indemnified by the corporation as authorized under Section 145. Such expenses incurred by a former officer or director or other employees and agents of the corporation or by persons serving at the request of the corporation in specified capacities for other enterprises may be paid upon terms and conditions as the corporation deems appropriate.

Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his or her status as such, whether or not the corporation would otherwise have the power to indemnify him or her under Section 145.

Our amended and restated bylaws will provide that we must indemnify our directors and officers to the fullest extent authorized by the DGCL (subject to certain limited circumstances) and must also pay expenses incurred by them in defending any such proceeding in advance of its final disposition upon delivery of an undertaking, by or on behalf of an indemnified person, to repay all amounts so advanced if it should be determined ultimately that such person is not entitled to be indemnified under our amended and restated bylaws or otherwise.

The rights to indemnification and advancement set forth above shall not be exclusive of any other right which an indemnified person may have or hereafter acquire under any statute, provision of our amended and restated certificate of incorporation, our amended and restated bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

We expect to maintain standard policies of insurance that provide coverage (1) to our directors and officers against loss arising from claims made by reason of breach of duty or other wrongful act and (2) to us with respect to indemnification payments that we may make to such directors and officers.

We intend to enter into indemnification agreements with our directors and executive officers. These agreements will require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors or executive officers, we have been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy and is therefore unenforceable

The proposed form of Underwriting Agreement to be filed as Exhibit 1.1 to this Registration Statement provides for indemnification to our directors and officers by the underwriters against certain liabilities.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

On October 1, 2018, in connection with the Blackstone Acquisition, the Registrant issued 6,173,702 shares of the Registrant’s common stock, par value $0.01 per share (the “common stock”), to Blackstone, 1,500,000 shares of common stock to Bryce Maddock and his affiliates and 1,500,000 shares of common stock to Jaspar Weir and his affiliates in a transaction not involving any public offering and exempt from registration under Section 4(a)(2) of the Securities Act.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) Exhibits. See the Exhibit Index immediately preceding the signature pages hereto, which is incorporated by reference as if fully set forth herein.

(b) Financial Statement Schedules. None.

ITEM 17. UNDERTAKINGS

(1)

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(2)

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(3)	The undersigned Registrant hereby undertakes that:

(A)

For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(B)

For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(4)

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(A)	Any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424 under the Securities Act;

(B)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

(C)

The portion of any other free writing prospectus relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(D)	Any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

EXHIBIT INDEX

Exhibit No.	Description

1.1	Form of Underwriting Agreement*

3.1	Form of Amended and Restated Certificate of Incorporation of the Registrant*

3.2	Form of Amended and Restated Bylaws of the Registrant*

5.1	Opinion of Simpson Thacher & Bartlett LLP regarding validity of shares of common stock registered***

10.1	Form of Stockholders Agreement*

10.2	Form of Registration Rights Agreement*

10.3	Form of 2021 Omnibus Incentive Plan*†

10.4	Form of Restricted Stock Unit Agreement (Founder’s Award) under TaskUs, Inc. 2021 Omnibus Incentive Plan*†

10.5	Form of Option Agreement (Founder’s Award) under TaskUs, Inc. 2021 Omnibus Incentive Plan*†

10.6	Form of Performance Stock Unit Agreement (Founder’s Award) under TaskUs, Inc. 2021 Omnibus Incentive Plan*†

10.7	TaskUs, Inc. Amended and Restated Phantom Stock Plan**†

10.8	Form of Phantom Share Agreement under the TaskUs, Inc. Amended and Restated Phantom Stock Plan**†

10.9	Form of Amended and Restated 2019 TaskUs, Inc. Stock Incentive Plan*†

10.10	Founder Employment Agreement, dated as of June 2, 2015, by and between Bryce Maddock and TaskUs Holdings, Inc. (formerly known as TaskUs, Inc.)**†

10.11	Pay Change Memo, dated March 26, 2020, for Bryce Maddock**†

10.12	Offer of Employment Letter, dated as of October 28, 2016, by and between TaskUs Holdings, Inc. (formerly known as TaskUs, Inc.) and Jarrod Johnson**†

10.13	Form of Indemnification Agreement*

10.14	Credit Agreement, dated as September 25, 2019, among TU MidCo, Inc., TU BidCo, Inc., the guarantors party thereto from time to time, JPMorgan Chase Bank, N.A., as administrative agent, collateral agent, swing line lender and an L/C issuer, and the lenders and L/C issuers party thereto from time to time**

10.15	Security Agreement, dated as September 25, 2019, among the grantors party thereto and JPMorgan Chase Bank, N.A., as collateral agent**

10.16	Support and Services Agreement, dated as of October 1, 2018, among TaskUs, Inc. (formerly known as TU TopCo, Inc.), TaskUs Holdings, Inc. (formerly known as TaskUs, Inc.), Blackstone Capital Partners VII L.P., Blackstone Capital Partners Asia L.P., and Blackstone Management Partners L.L.C.**

10.17	Amendment No. 1, dated as of April 30, 2021, to the Credit Agreement, dated as September 25, 2019, among TU MidCo, Inc., TU BidCo, Inc., the guarantors party thereto from time to time, JPMorgan Chase Bank, N.A., as administrative agent, collateral agent, swing line lender and an L/C issuer, and the lenders and L/C issuers party thereto from time to time*

21.1	Subsidiaries of the Registrant**

23.1	Consent of KPMG LLP*

23.2	Consent of Simpson Thacher & Bartlett LLP (included as part of Exhibit 5.1)***

24.1	Power of Attorney (included on signature pages to this Registration Statement)**

*	Filed herewith.
**	Previously filed.
***	To be filed by amendment.
†	Management contract or compensatory plan or arrangement

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New Braunfels, State of Texas, on the 6th day of May, 2021.

TASKUS, INC.

By:	/s/ Bryce Maddock
Name: Bryce Maddock
Title: Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated on the 6th day of May, 2021.

Signature	Title

/s/ Bryce Maddock Bryce Maddock	Chief Executive Officer and Director (principal executive officer)

* Jaspar Weir	President and Director

* Amit Dixit	Director

* Susir Kumar	Director

* Mukesh Mehta	Director

* Jacqueline Reses	Director

/s/ Balaji Sekar Balaji Sekar	Chief Financial Officer (principal financial officer)

/s/ Steven Amaya Steven Amaya	Vice President—Finance (principal accounting officer)

*By:	/s/ Bryce Maddock
Bryce Maddock Attorney-in-fact